EXHIBIT 4
                                                                       ---------


================================================================================


                            (PRECISION DRILLING LOGO)


                         PRECISION DRILLING CORPORATION



                  NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
                           TO BE HELD OCTOBER 31, 2005
                   NOTICE OF PETITION TO THE COURT OF QUEEN'S
                                BENCH OF ALBERTA
                              INFORMATION CIRCULAR
                                WITH RESPECT TO A
                               PLAN OF ARRANGEMENT
                                    INVOLVING
                         PRECISION DRILLING CORPORATION
                                       ITS
                                 SECURITYHOLDERS
                                       AND
                             CERTAIN OTHER ENTITIES



    PLEASE CAREFULLY READ THIS MANAGEMENT INFORMATION CIRCULAR, INCLUDING IT'S APPENDICES AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THEY CONTAIN DETAILED INFORMATION RELATING TO THE PLAN OF ARRANGEMENT THAT HOLDERS OF COMMON SHARES AND OPTIONHOLDERS OF PRECISION DRILLING CORPORATION WILL BE VOTING ON AT THE SPECIAL MEETING.

    IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH THESE MATERIALS OR THE MATTER THEY DESCRIBE, PLEASE CONSULT YOUR PROFESSIONAL ADVISOR. IF YOU REQUIRE MORE INFORMATION REGARDING VOTING YOUR COMMON SHARES OF PRECISION DRILLING CORPORATION OR OPTIONS FOR SUCH SHARES, PLEASE CONTACT GEORGESON SHAREHOLDER TOLL FREE AT 1-866-430-2001.




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

                                TABLE OF CONTENTS

Letter to Shareholders and Optionholders.................................  iii
Notice of Special Meeting................................................   vi
Notice of Petition.......................................................  vii
INFORMATION CIRCULAR.....................................................    1
  Introduction...........................................................    1
  Currency and Exchange Rates............................................    1
  Forward-Looking Statements.............................................    1
  Supplemental Disclosure................................................    2
  Information for United States Shareholders.............................    2
GLOSSARY OF TERMS........................................................    3
  Conventions............................................................   12
SUMMARY INFORMATION......................................................   13
  The Meeting............................................................   13
  The Arrangement........................................................   13
  Exchangeable LP Unit Election..........................................   16
  Procedure for Exchange of Securities...................................   17
  Distribution Policy of the Trust.......................................   18
  Distributions by PDLP..................................................   18
  Background to and Reasons for the Arrangement..........................   19
  Fairness Opinion.......................................................   21
  Recommendation of the Precision Directors..............................   21
  Approvals..............................................................   22
  Confirmation of Support................................................   22
  Dissent Rights.........................................................   22
  The Trust..............................................................   22
  PDLP...................................................................   23
  The General Partner....................................................   23
  AmalgamationCo.........................................................   23
  Stock Exchange Listing Approval........................................   23
  Certain Canadian Federal Income Tax Considerations.....................   23
  Non-Canadian Income Tax Considerations.................................   24
  Certain United States Income Tax Considerations........................   24
  Selected Pro Forma Financial Information for the Trust.................   24
  Pro Forma Distributable Cash...........................................   25
THE ARRANGEMENT..........................................................   26
  Background to and Reasons for the Arrangement..........................   26
  Effect of the Arrangement..............................................   28
  Details of the Arrangement.............................................   30
  Arrangement Agreement..................................................   34
  Conditions to the Arrangement Becoming Effective.......................   34
  Approvals and Conditions...............................................   34
  Fairness Opinion.......................................................   36
  Recommendation of the Precision Directors..............................   36
  Confirmation of Support................................................   38
  Timing.................................................................   38
  Exchangeable LP Unit Election..........................................   39
  Procedure for Exchange of Securities...................................   39
  Treatment of Options...................................................   40
  Rights of Dissent......................................................   41
  Interests of Certain Persons in the Arrangement........................   42
  Expenses of the Arrangement............................................   42
  Stock Exchange Listing Approval........................................   42
  Securities Law Matters.................................................   42
  Legal Matters..........................................................   43
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.......................   43
  The Arrangement........................................................   44

  Taxation of Weatherford Shares (Post-Arrangement)......................   45
  Status of the Trust....................................................   46
  Taxation of the Trust..................................................   46
  Taxation of PDLP.......................................................   47
  Taxation of Trust Unitholders..........................................   47
  Residents..............................................................   47
  Registered Pension Funds or Plans and Pension Corporations.............   50
  Persons other than Residents...........................................   50
NON-CANADIAN INCOME TAX CONSIDERATIONS...................................   51
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS..................   51
Certain United States Federal Income Tax Consequences to U.S. Holders....   52
  The Exchange...........................................................   52
  The Trust..............................................................   53
  Trust Units............................................................   53
  Distributions with Respect to Trust Units..............................   53
  Sale or Exchange of Trust Units........................................   53
  Passive Foreign Investment Companies...................................   54
  United States Backup Withholding Tax and Information Reporting.........   54
INFORMATION CONCERNING THE TRUST.........................................   54
  General................................................................   54
  Activities of the Trust................................................   55
  Strategy of the Trust..................................................   56
  Trustees...............................................................   56
  Administration Agreement...............................................   57
  Conflict of Interest Restrictions and Provisions.......................   57
DECLARATION OF TRUST AND DESCRIPTION OF UNITS............................   57
  Trust Units and Special Voting Units...................................   57
  Issuance of Units......................................................   59
  Purchase of Units......................................................   59
  Trust Unit Redemption Right............................................   59
  Meetings of Unitholders................................................   61
  Limitation on Non-Resident Ownership...................................   61
  Amendments to the Declaration of Trust.................................   62
  Term of the Trust......................................................   62
  Take-Over Bids.........................................................   62
  Information and Reports................................................   63
  Auditors...............................................................   63
DISTRIBUTION POLICY......................................................   63
  General................................................................   63
  Distribution Reinvestment Plan.........................................   63
  Pro Forma Distributable Cash...........................................   63
PRO FORMA CAPITALIZATION OF THE TRUST....................................   65
SELECTED PRO FORMA FINANCIAL INFORMATION FOR THE TRUST...................   66
INFORMATION CONCERNING PDLP..............................................   67
  General................................................................   67
  Partnership Units......................................................   67
  Amendment and Approval.................................................   71
  Actions by the General Partner under the Support Agreement
    and the Voting and Exchange Trust Agreement..........................   72
  Non-Resident and Tax-Exempt Holders....................................   72
  Voting and Exchange Trust Agreement....................................   72
  Support Agreement......................................................   74
INFORMATION CONCERNING THE GENERAL PARTNER...............................   75
  General................................................................   75
  Functions and Powers of General Partner................................   75
  Withdrawal or Removal of the General Partner...........................   76
  Directors..............................................................   76
INFORMATION CONCERNING AMALGAMATIONCO....................................   76
  General................................................................   76
  Description of Share Capital...........................................   76
  Dividend Record........................................................   76

  Auditors...............................................................   77
  Legal Proceedings......................................................   77
INFORMATION CONCERNING PRECISION.........................................   77
  Recent Developments....................................................   78
  Interest of Certain Persons and Companies in Matters
    to be Acted Upon.....................................................   78
  Interest of Informed Persons in Material Transactions..................   78
  Indebtedness of Directors and Executive Officers.......................   79
  Market for Common Shares...............................................   79
  Additional Information.................................................   79
INFORMATION CONCERNING ACQUISITIONCO.....................................   79
TRUSTEES, DIRECTORS AND MANAGEMENT.......................................   79
  Trustees of the Trust..................................................   79
  Directors and Officers of AmalgamationCo...............................   80
  Governance of the Trust and AmalgamationCo.............................   80
  Liability of Trustees..................................................   80
  Insurance Coverage for the Trust and Related Entities
    and Indemnification..................................................   81
  Incentive Plans........................................................   81
RISK FACTORS.............................................................   81
  The Trust..............................................................   82
PDLP.....................................................................   85
Risks Relating to the Business Currently Conducted by Precision..........   85
GENERAL PROXY MATTERS....................................................   88
  Solicitation of Proxies................................................   88
  Appointment and Revocation of Proxies..................................   88
  Signature of Proxy.....................................................   89
  Voting of Proxies......................................................   89
  Exercise of Discretion of Proxy........................................   89
  Voting Securities and Principal Holders Thereof........................   89
  Procedure and Votes Required...........................................   89
OTHER MATTERS............................................................   90
AUDITORS' CONSENT........................................................   91
APPENDICES
Appendix A -- Arrangement Resolution.....................................   A-1
Appendix B -- Interim Order..............................................   B-1
Appendix C -- Arrangement Agreement......................................   C-1
Appendix D -- Exchangeable LP Unit Provisions............................   D-1
Appendix E -- Fairness Opinion...........................................   E-1
Appendix F -- Balance Sheet of Precision Drilling Trust..................   F-1
Appendix G -- Pro Forma Financial Statements of Precision
              Drilling Trust.............................................   G-1
Appendix H -- Section 191 of the ABCA....................................   H-1

PRECISION DRILLING CORPORATION

(PRECISION DRILLING LOGO)

October 3, 2005

Dear Shareholders and Optionholders:

         You are invited to attend a special meeting (the "MEETING") of the holders of common shares ("COMMON SHARES") and the holders of options ("OPTIONS") to acquire Common Shares (collectively, the "SECURITYHOLDERS") of Precision Drilling Corporation ("PRECISION") to be held at the Metropolitan Conference Centre, 333 -- 4th Avenue S.W., Calgary, Alberta on Monday, October 31, 2005 at 10:00 a.m. (Calgary time). At the Meeting, you will be asked to consider and, if thought advisable, approve a proposed plan of arrangement pursuant to the BUSINESS CORPORATIONS ACT (Alberta) (the "ARRANGEMENT") involving Precision, its Securityholders and certain other related entities.

         If approved, the proposed Arrangement will result in (i) shareholders receiving cash and common shares of Weatherford International Ltd. currently owned by Precision ("WEATHERFORD SHARES") and (ii) the conversion of Precision into Precision Drilling Trust (the "TRUST"). The Trust will own Precision's existing business and will make regular monthly distributions to holders of the units of the Trust ("TRUST UNITS").

         Pursuant to the Arrangement, shareholders will be entitled to receive in exchange for each Common Share held (i) one Trust Unit, (ii) their pro-rata share of the Weatherford Shares and (iii) their pro-rata share of up to $850 million of cash in aggregate. The Weatherford Shares will not be subject to any resale restrictions, however, Precision will not be able to transfer the Weatherford Shares until a Registration Statement to be filed by Weatherford is declared effective by the U.S. Securities and Exchange Commission. Based on current business conditions, it is anticipated that the board of Trustees of the Trust will set the initial regular distributions to the Trust's unitholders at approximately $0.24 per Trust Unit per month.

         Taxable shareholders resident in Canada for the purposes of the INCOME TAX ACT (Canada) will alternatively be entitled to receive, for each Common Share held, their pro-rata share of the Weatherford Shares and cash and to elect to receive limited partnership units ("EXCHANGEABLE LP UNITS") that will be exchangeable without further consideration into Trust Units on a one-for-one basis. There will, however, be a maximum number of Exchangeable LP Units issued under the Arrangement and, if elections for Exchangeable LP Units exceed the maximum number available, the Exchangeable LP Units will be prorated among those electing.

         The Exchangeable LP Units are intended to be, to the greatest extent practicable, the economic and voting equivalent of Trust Units, and will be entitled to the same monthly cash distributions as a Trust Unit and to vote on Trust matters with holders of Trust Units through a special voting unit. The election by a shareholder to acquire Exchangeable LP Units may have income tax or other consequences to that shareholder which are not described in the enclosed materials and Precision provides no representation as to the tax consequences of such election. Any taxable, Canadian resident shareholder considering making this election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) associated with the election.



    4200, 150 - 6th Avenue S.W.
    Calgary, Alberta, Canada T2P 3Y7
    Telephone: 403.716.4500
    Facsimile: 403.264.0251
    www.precisiondrilling.com

    Non-resident  and tax-exempt  shareholders  will be eligible to receive only
Trust Units and their pro-rata share of the Weatherford Shares and cash in exchange for their Common Shares.

    Optionholders may participate in the Arrangement by exercising their vested Options and receiving the same consideration as holders of Common Shares. Alternatively, pursuant to the Arrangement, each unexercised vested and unvested Option will be converted into a new option (the "NEW OPTION") which will provide an Optionholder with the right to purchase a Trust Unit at an exercise price reduced to the amount required to retain the Optionholder's accrued value at the effective date of the Arrangement. In addition, the Arrangement provides that each New Option will be amended to allow Optionholders to surrender all or a portion of their New Options for cash in an amount equal to the difference between the closing price of Trust Units on the Toronto Stock Exchange on the day prior to the day the Optionholder elects to surrender New Options for cash and the reduced exercise price, multiplied by the number of New Options being surrendered (the "CASH-OUT RIGHT"). In addition, and at the same time as electing the Cash-Out Right, the Optionholder may also elect to use all or a portion of the net cash amount to be received (after withholding tax has been deducted) to acquire Trust Units for a price equal to the closing price of the Trust Units on the Toronto Stock Exchange on the day prior to the day the Optionholder elects to use all or a portion of the net cash amount received to acquire Trust Units. All rights granted under the New Options will terminate on the 15th day following the effective date of the Arrangement.

    Shareholders should deposit with Computershare Investor Services Inc. a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with these materials, on or before 5:00 p.m. (Calgary time) on October 27, 2005. Shareholders who do not deposit those documents by that time and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein will be deemed to have elected to receive one Trust Unit and their pro-rata share of the Weatherford Shares and cash per Common Share.

    The resolutions regarding the Arrangement must be approved by at least two-thirds of the votes cast by shareholders and optionholders, voting together as a single class, in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of all regulatory approvals.

    The board of directors of Precision appointed a special committee of independent directors (the "SPECIAL COMMITTEE") to consider the advisability of the Arrangement and determine whether it is fair and reasonable to the shareholders and in the best interests of Precision as a whole. The Special Committee received an opinion from Precision's financial advisor, FirstEnergy Capital Corp., that the consideration under the Arrangement is fair, from a financial point of view, to the Securityholders. The board of directors of Precision, on the recommendation of the Special Committee and based on its own investigations, including its consideration of the fairness opinion of
FirstEnergy Capital Corp., has concluded that the Arrangement is in the best interests of Precision. In reaching this conclusion, the board of directors has considered, and received professional advice with respect to, the recent announcement by the federal Minister of Finance of a moratorium on advance income tax rulings on income trusts and other flow-through entities pending completion of a consultation period to assess the government's future policy towards such vehicles. After weighing a number of factors, the board of directors believes the right course for Precision is to proceed with the conversion to an income trust structure. Accordingly, the board of directors continues to unanimously recommend that Securityholders vote in favour of the Arrangement. The management and directors of Precision, who owned approximately 0.77% of the outstanding Common Shares and 52.59% of the outstanding Options as at September 15, 2005, have indicated that they intend to vote in favour of the Arrangement.

    The attached Information Circular and related materials contain a detailed description of the Arrangement, as well as detailed information regarding Precision and the Trust. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed or in the form provided by your broker in order to ensure your representation at the Meeting.

    On behalf of the board of directors of Precision, I would like to express our appreciation for the support of our shareholders. We would also like to thank the many employees who have worked very hard in assisting us with the Weatherford transaction, the sale of CEDA International Corporation and the proposed trust conversion. We all look forward to seeing you at the Meeting.

                                                Yours very truly,


                                                /s/ Hank B. Swartout
                                                -------------------------------
                                                Hank B. Swartout
                                                Chairman, President & Chief
                                                Executive Officer


            SECURITYHOLDERS REQUIRING ADVICE OR ASSISTANCE CONCERNING
                     THE ARRANGEMENT ARE URGED TO CONTACT:

                              GEORGESON SHAREHOLDER
                            Toll Free: 1-866-430-2001

                         PRECISION DRILLING CORPORATION

                            NOTICE OF SPECIAL MEETING
                           TO BE HELD OCTOBER 31, 2005

    NOTICE IS HEREBY GIVEN that, pursuant to an order (the "INTERIM ORDER") of the Court of Queen's Bench of Alberta dated September 29, 2005, a special meeting (the "MEETING") of the holders of common shares ("COMMON SHARES") and the holders of options to purchase Common Shares ("OPTIONS") (collectively, the "SECURITYHOLDERS") of Precision Drilling Corporation ("PRECISION") will be held at the Metropolitan Conference Centre, 333 -- 4th Avenue S.W., Calgary, Alberta on Monday, October 31, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

        (a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying Information Circular dated October 3, 2005 (the "INFORMATION CIRCULAR") to approve a plan of arrangement (the "ARRANGEMENT") under section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"); and

        (b) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Arrangement Agreement in respect of the Arrangement is attached as Appendix C to the Information Circular.

    The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is September 30, 2005. Only Securityholders whose names have been entered in the respective registers of Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "SECURITIES") issued by Precision after the record date and prior to the Meeting, will be entitled to receive notice of and to vote at the Meeting.

    Registered Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the ABCA and the Interim Order. A Securityholder's right to dissent is more particularly described in the Information Circular. FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 191 OF THE ABCA, AS MODIFIED BY THE INTERIM ORDER, MAY RESULT IN THE LOSS OF ANY RIGHT OF DISSENT.

    A SECURITYHOLDER MAY ATTEND THE MEETING IN PERSON OR MAY BE REPRESENTED BY PROXY. SECURITYHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING OR ANY ADJOURNMENT THEREOF IN PERSON ARE REQUESTED TO DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY (WHITE FOR HOLDERS OF COMMON SHARES AND GREEN FOR HOLDERS OF OPTIONS) FOR USE AT THE MEETING OR ANY ADJOURNMENT THEREOF. TO BE EFFECTIVE, THE ENCLOSED PROXY MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT THEREOF.

DATED at Calgary, Alberta, this 3rd day of October, 2005.

                                         BY ORDER OF THE BOARD OF DIRECTORS OF
                                         PRECISION DRILLING CORPORATION


                                         /s/ Hank B. Swartout
                                         --------------------------------
                                         Hank B. Swartout
                                         Chairman, President & Chief
                                         Executive Officer

                                                           Action No. 0501-14043


                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

        IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9;

        AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PRECISION DRILLING CORPORATION, PRECISION DRILLING TRUST, PRECISION DRILLING LIMITED PARTNERSHIP, 1194312 ALBERTA LTD., 1195309 ALBERTA ULC, CERTAIN DIRECT AND INDIRECT WHOLLY-OWNED SUBSIDIARIES OF PRECISION DRILLING CORPORATION AND THE SECURITYHOLDERS OF PRECISION DRILLING CORPORATION

                               NOTICE OF PETITION

    NOTICE IS HEREBY GIVEN that a petition (the "PETITION") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "COURT") on behalf of Precision Drilling Corporation ("PRECISION") with respect to a proposed arrangement (the "ARRANGEMENT") under section 193 of the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended (the "ABCA"), pursuant to the terms of a plan of arrangement (the "PLAN OF ARRANGEMENT") affecting and involving: (i) Precision, Precision Drilling Trust, Precision Drilling Limited Partnership, 1194312 Alberta Ltd. and 1195309 Alberta ULC; (ii) certain wholly-owned direct and indirect subsidiaries of Precision (the "SPECIFIED SUBSIDIARIES") to be identified and referred to in the Articles of Arrangement; and (iii) the holders of common shares of Precision ("COMMON SHARES") and the holders of options to acquire Common Shares ("OPTIONS") (collectively, the "SECURITYHOLDERS"), which Arrangement is described in greater detail in the Information Circular of Precision dated October 3, 2005 (the "INFORMATION CIRCULAR") accompanying this Notice of Petition. At the hearing of the Petition, Precision intends to seek:

        (a) a declaration that the terms and conditions of the Arrangement are fair to Securityholders;

        (b) an order  approving the  Arrangement  pursuant to the  provisions of section 193 of the ABCA;

        (c) a declaration that the Arrangement will, on the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Arrangement Agreement attached as Appendix C to the Information Circular); and

        (d) such other and further orders, declarations and directions as the Court may deem just.

    The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the SECURITIES ACT OF 1933, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

    AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard at the Court of Queen's Bench of Alberta, 611 -- 4th Street S.W., Calgary, Alberta, on the 31st day of October, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose. ANY SECURITYHOLDER OR ANY OTHER INTERESTED PARTY DESIRING TO APPEAR AT THE HEARING IS REQUIRED TO FILE WITH THE COURT OF QUEEN'S BENCH OF ALBERTA, JUDICIAL DISTRICT OF CALGARY, AND SERVE ON PRECISION ON OR BEFORE 12:00 NOON (CALGARY TIME) ON MONDAY, OCTOBER 24, 2005, A NOTICE OF INTENTION TO APPEAR, INCLUDING AN ADDRESS FOR SERVICE IN ALBERTA TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT. Service on Precision is to be effected by delivery to the solicitors for Precision at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice.

    AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Precision and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

    AND NOTICE IS FURTHER GIVEN that the Court, by Order dated September 29, 2005, has given directions as to the calling of a meeting of Securityholders for the purpose of those Securityholders voting on resolutions to approve the Arrangement and has directed that for registered holders of Common Shares the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by that Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options.

    AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Precision on written request delivered to those solicitors as follows:

Borden Ladner Gervais LLP
1000, 400 -- 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: David T. Madsen

DATED at Calgary, Alberta, this 3rd day of October, 2005.

                                         BY ORDER OF THE BOARD OF DIRECTORS OF
                                         PRECISION DRILLING CORPORATION


                                         /s/ Hank B. Swartout
                                         --------------------------------
                                         Hank B. Swartout
                                         Chairman, President & Chief
                                         Executive Officer

                              INFORMATION CIRCULAR

INTRODUCTION

    THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF PRECISION FOR USE AT THE MEETING AND ANY ADJOURNMENTS THEREOF. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE ARRANGEMENT OR ANY OTHER MATTERS TO BE CONSIDERED AT THE MEETING OTHER THAN THOSE CONTAINED IN THIS INFORMATION CIRCULAR AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED.

    All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan, a copy of which is attached as Schedule A to the Arrangement Agreement attached as Appendix C to this Information Circular. YOU ARE URGED TO CAREFULLY READ THIS INFORMATION CIRCULAR AND THE FULL TEXT OF THE PLAN.

    All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "GLOSSARY OF TERMS". Information contained in this Information Circular is given as of October 3, 2005 unless otherwise specifically stated.

CURRENCY AND EXCHANGE RATES

    All dollar references in this Information Circular are in Canadian dollars, unless otherwise indicated. On September 30, 2005, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8613.

FORWARD-LOOKING STATEMENTS

    This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, projected costs and plans and objectives of or involving Precision, the Trust, PDLP, AmalgamationCo or the General Partner. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by the Trust and its affiliates for growth capital expenditures; the amount and timing of the payment of
Distributions by the Trust or PDLP; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plans, intentions or expectations on which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Precision believes that the expectations represented in these forward-looking statements are reasonable, there can be no assurance that those expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulations, volatility of commodity prices, currency fluctuations, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and that those variations may be material.

    The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Precision, the Trust, PDLP, AmalgamationCo, the General Partner or the Specified Subsidiaries. We urge you to carefully consider those factors.

    The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Precision undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

SUPPLEMENTAL DISCLOSURE

    Distributable Cash, cash available for distribution, cash-on-cash yield, operating income, cash flow and funds provided from operations are not defined by Canadian generally accepted accounting principles ("GAAP") and are referred to as non-GAAP measures. Management believes that in addition to net income and net income per Trust Unit, Distributable Cash is a useful supplemental measure as it provides investors with information on Distributions. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to the trading price of the applicable security. Securityholders are cautioned that Distributable Cash and cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP and may not be comparable to similar measures disclosed for other issuers. SECURITYHOLDERS ARE ALSO CAUTIONED THAT CASH-ON-CASH YIELD ON TRUST UNITS REPRESENTS A BLEND OF RETURN OF A SECURITYHOLDER'S INITIAL INVESTMENT AND A RETURN ON A SECURITYHOLDER'S INITIAL INVESTMENT AND IS NOT COMPARABLE TO TRADITIONAL YIELD ON DEBT INSTRUMENTS WHERE INVESTORS ARE ENTITLED TO A FULL RETURN OF THE PRINCIPAL AMOUNT OF DEBT ON MATURITY IN ADDITION TO A RETURN ON INVESTMENT THROUGH INTEREST PAYMENTS. Operating income is defined as net income before interest, income taxes, depreciation, amortization, earnings from equity investments and gains or losses on the sale of investments and property, plant and equipment. Operating income is a useful supplemental measure as it provides an indication of the results generated by an entity's principal business activities prior to depreciation, amortization, financing or taxation. The Trust's method of calculating operating income may differ from other issuers and therefore may not be comparable. Cash flow or funds provided from operations is defined as cash provided by operations before changes in non-cash working capital items and may not be comparable to other issuers' definitions.

INFORMATION FOR UNITED STATES SHAREHOLDERS

    The Trust Units that are received under the Arrangement have not been registered under the 1933 Act, and are being issued to Shareholders in the United States in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The Weatherford Shares that are received by Shareholders under the Arrangement will be registered under the 1933 Act and listed on the NYSE prior to the Effective Date pursuant to a registration statement filed with the U.S. Securities and Exchange Commission. Shareholders will receive a prospectus with respect to the distribution of the Weatherford Shares prior to the Effective Date. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that those requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Precision and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The audited historical consolidated financial statements of Precision included in this Information Circular have been prepared in accordance with GAAP and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

    Tax considerations generally applicable to United States Shareholders are included in this Information Circular. See "CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS". United States Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

    The enforcement by Shareholders of civil liabilities under United States' securities laws may be affected adversely by the fact that Precision, the Trust and the General Partner are organized or settled, as applicable, under the federal laws of Canada and the provincial laws of Alberta, Canada, respectively, that their officers, a majority of their Trustees and a majority of their directors, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantially all of the assets of Precision, the Trust and the General Partner and of those officers and the majority of those directors and Trustees are located outside the United States.

    THE TRUST UNITS AND THE WEATHERFORD SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                                GLOSSARY OF TERMS

    The following is a glossary of certain terms used in this Information Circular, including the Summary hereof:

    "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

    "ACB" means adjusted cost base within the meaning of the Tax Act;

    "ACQUISITIONCO"   means   1195309   Alberta  ULC,  an  unlimited   liability
corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

    "ACQUISITIONCO DEBT" means unsecured subordinated interest bearing indebtedness of AcquisitionCo in the principal amount equal to the aggregate of the principal amount of PDLP Trust Notes received by all Electing Eligible Shareholders pursuant to the Plan;

    "ACQUISITIONCO TRUST NOTE" means an interest bearing promissory note to be issued by AcquisitionCo pursuant to the Plan to each of the Non-Electing Shareholders in partial consideration for their Common Shares containing the same terms and conditions as the AcquisitionCo Debt in a principal amount equal to the number of Common Shares transferred to AcquisitionCo by a Non-Electing Shareholder, multiplied by the Residual Value Per Share;

    "ACQUISITIONCO WEATHERFORD NOTE" means an interest bearing promissory note to be issued by AcquisitionCo pursuant to the Plan to each of the Non-Electing Shareholders in partial consideration for their Common Shares transferred to AcquisitionCo, each in a principal amount equal to the aggregate of the Pro-rata Portion of Special Cash Payment and the Pro-rata Portion of Weatherford Share Value attributable to each such Shareholder;

    "ADMINISTRATION AGREEMENT" means the agreement to be entered into on the Effective Date between the Trust and PD Amalco pursuant to which PD Amalco will provide certain administrative and support services to the Trust, as it may from time to time be amended, supplemented or restated;

    "AFFILIATE" or "ASSOCIATE" when used to indicate a relationship with a person, has the same meaning as set forth in National Instrument 45-106 PROSPECTUS AND REGISTRATION EXEMPTIONS;

    "AGGREGATE PERMITTED EXCHANGE AMOUNT" means the amount designated as such as of the Effective Date by the Precision Directors, which will not exceed 5% of the product obtained by multiplying the Residual Value Per Share by the Outstanding Shares;

    "AMALGAMATION" means the amalgamation of AcquisitionCo and PD Amalco following the Effective Date;

    "AMALGAMATIONCO" means Precision Drilling Corporation, the corporation resulting from the Amalgamation;

    "AMALGAMATIONCO COMMON SHARES" means common shares in the capital of AmalgamationCo;

    "AMALGAMATIONCO DEBT" means the aggregate principal amount of the AcquisitionCo Debt and of the AcquisitionCo Trust Notes which will be owed to PDLP by AmalgamationCo following completion of the Arrangement and the Amalgamation;

    "APPLICABLE LAW" means any applicable law, including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

    "ARRANGEMENT"  means  the  proposed  arrangement,  under the  provisions  of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

    "ARRANGEMENT AGREEMENT" means the arrangement agreement dated as of September 29, 2005, among Precision, the Trust, the General Partner, PDLP and AcquisitionCo providing for the implementation of the Arrangement, as it may from time to time be amended, supplemented or restated;

    "ARRANGEMENT RESOLUTION" means the special resolution approving the Arrangement in substantially the form attached as Appendix A to this Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

    "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

    "AUTOMATIC EXCHANGE RIGHT" means the automatic exchange of all Exchangeable LP Units for Trust Units immediately prior to the effective time of a Liquidation Event in order to enable the holders of Exchangeable LP Units to participate on a pro-rata basis with the holders of Trust Units in the distribution of the Trust's assets in connection with a Liquidation Event;

    "AUTOMATIC REDEMPTION" means a redemption by PDLP of all but not less than all of a holder's Exchangeable LP Units, on the fifth Business Day prior to the Change of Residence Date, for a price equal to the Automatic Redemption Price per Exchangeable LP Unit redeemed;

    "AUTOMATIC REDEMPTION PRICE" means the amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to a Change of Residence Date;

    "AVERAGE CLOSING COMMON SHARE TRADING PRICE" means the weighted average trading price of the Common Shares on the TSX on the last trading day immediately prior to the Effective Date;

    "AVERAGE OPENING TRUST UNIT TRADING PRICE" means the weighted average trading price of the Trust Units on the first day of trading of the Trust Units on the TSX;

    "BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

    "CANADIAN DOLLAR EQUIVALENT" means the Canadian dollar denominated amount of a United States dollar amount using the noon buying rate of United States dollars for Canadian dollars provided by the Bank of Canada on the Effective Date;

    "CASH FLOW OF THE  TRUST"  means for,  or in  respect  of, any  Distribution
Period: (i) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust Units or any other securities of the Trust, net of the expenses of distribution and, if applicable, the use of proceeds of any such issuance for the intended purpose; less the sum of (iii) all amounts which relate to the redemption of Trust Units and which have become payable in cash by the Trust in the Distribution Period and any expenses of the Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Declaration of Trust to be deducted, withheld or paid by or in respect of the Trust in such Distribution Period;

    "CASH REDUCTION AMOUNT" means, if the Weatherford Share Value exceeds $2,093,010,894, being the product obtained upon multiplying 26 million Weatherford Shares by the closing market price of the Weatherford Shares on the NYSE on August 31, 2005 (being U.S. $67.71) and the United States dollar exchange rate for Canadian dollars on August 31, 2005 (being $1.1889), the amount determined by multiplying the difference between the Weatherford Share Value and $2,093,010,894 by the capital gains corporate tax rate of Precision, provided such amount exceeds $5,000,000;

    "CERTIFICATE" means the certificate of arrangement to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

    "CHANGE OF LAW" means any amendment to the Tax Act and other applicable provincial income tax laws that currently permits holders of Exchangeable LP Units who hold the Exchangeable LP Units as capital property and deal at arm's length with the Trust (all for the purposes of the Tax Act and other applicable provincial income tax laws), to exchange their Exchangeable LP Units for Trust Units on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

    "CHANGE OF RESIDENCE DATE" means the date on which a holder of Exchangeable LP Units becomes or is deemed to become a Non-Resident;

    "CLOSING" means the completion of the transactions contemplated by the Arrangement Agreement;

    "CLOSING MARKET PRICE" means: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date on which Trust Units were tendered for redemption and the exchange or market on which they are traded provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust Units on the date on which the Trust Units were tendered for redemption if there was trading and the exchange or other market on which they are traded provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on that date;

    "CLOSING WEATHERFORD SHARE PRICE" means the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value;

    "CODE" means the United States Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder;

    "COMMON SHARE FAIR MARKET VALUE" means the weighted average trading price of a Common Share on the TSX for the five trading days preceding the Effective Date, provided that if the Common Shares are not then listed on the TSX or if in the opinion of the Precision Directors, acting reasonably and in good faith, the public distribution or trading activity of Common Shares for that period does not result in a weighted average trading price which reflects the FMV of the Common Shares, then the Common Share Fair Market Value shall be determined by the Precision Directors, in good faith and in their sole discretion;

    "COMMON SHARES" means common shares in the capital of Precision and for purposes of the Plan also means the common shares of PD Amalco, as applicable, following the amalgamation of Precision and the Specified Subsidiaries pursuant to the Plan;

    "CONTROL" means: (i) the direct or indirect, beneficial ownership of or the exercise of control or direction by a person over, securities of a second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation; (ii) in the case of a partnership, other than a limited partnership, a person holds more than 50% of the interests of the partnership; or (iii) in the case of a limited partnership, the general partner of the limited partnership is controlled by a person as determined in (i);

    "CONTROL TRANSACTION" means: (i) any merger or similar transaction involving the Trust as a result of which all of the outstanding Trust Units are to be sold to or exchanged for securities and/or cash of another entity; (ii) any offer to acquire securities of the Trust to which are attached more than 50% of the voting rights attached to all outstanding securities of the Trust; (iii) any sale of all or substantially all of the assets and investments of the Trust or of all or substantially all of the business and undertaking of any of the Trust, PDLP or AmalgamationCo; or (iv) any publicly announced proposal to do any of the foregoing;

    "COURT" means the Court of Queen's Bench of Alberta;

    "CRA" means the Canada Revenue Agency;

    "CURRENT MARKET PRICE" means, in respect of a Trust Unit on any date, the per Trust Unit average of the closing sale price of a board lot of Trust Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for that trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on that trading day), during a period of 20 consecutive trading days ending not more than three trading days before that date on the TSX, or, if Trust Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Trust Units are listed or quoted, as the case may be, as may be selected by the Trustees, acting reasonably, for that purpose; provided, however, that if Trust Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Trust Unit shall be determined by the Trustees, acting reasonably, in good faith and in their sole discretion, and provided further that any such selection or determination by the Trustees shall be conclusive and binding;

    "DECLARATION OF TRUST" means the declaration of trust of the Trust dated as of September 22, 2005, between the settlor of the Trust and the Trustees, as it may from time to time be amended, supplemented or restated;

    "DEPOSITORY" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

    "DISSENT RIGHTS" means the right of a registered Securityholder to dissent to the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 191 of the ABCA and the Interim Order;

    "DISSENTING   OPTIONHOLDERS"  means  registered  Optionholders  who  validly exercise the Dissent Rights;

    "DISSENTING SECURITYHOLDERS" means Dissenting Optionholders and Dissenting Shareholders, collectively;

    "DISSENTING SHAREHOLDERS" means registered Shareholders who validly exercise the Dissent Rights;

    "DISTRIBUTABLE CASH" means all amounts available for distribution in respect of any Distribution Period to holders of Trust Units and Exchangeable LP Units in accordance with the distribution policy approved by the Trustees from time to time;

    "DISTRIBUTION" means a distribution paid by the Trust in respect of the Trust Units or an amount loaned by PDLP in respect of the Exchangeable LP Units, expressed as an amount per Trust Unit or Exchangeable LP Unit, as the case may be;

    "DISTRIBUTION PAYMENT DATE" in respect of a Distribution Period means on or about the date that is 15 days immediately following the end of the Distribution Period or, if that day is not a Business Day, the next following Business Day, or such other date determined from time to time by the Trustees;

    "DISTRIBUTION PERIOD" means each calendar month, or such other periods as may be hereafter determined from time to time by the Trustees from and including the first day thereof and to and including the last day thereof;

    "DISTRIBUTION RECORD DATE" means on or about the last Business Day of each Distribution Period, or, if that day is not a Business Day, the next following Business Day, or such other date determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date;

    "EFFECTIVE DATE" means the date the Arrangement is effective under the ABCA;

    "EFFECTIVE TIME" means 12:01 a.m. (Calgary time) on the Effective Date regardless of the time of the Closing on that date;

    "ELECTED AMOUNT" means the amount based on an Electing Eligible Shareholders' ACB specified in a Filed Letter of Transmittal and Election Form by an Electing Eligible Shareholder in respect of each Common Share transferred to PDLP by such Electing Eligible Shareholder provided that such Elected Amount shall be deemed to be: (a) not less than the greater of: (i) the ACB of such Common Share to the Electing Eligible Shareholder; and (ii) the sum of the Per Share Value of Special Cash Payment and the Per Weatherford Share Value; and (b) not greater than the Common Share Fair Market Value;

    "ELECTING ELIGIBLE SHAREHOLDERS" means Eligible Shareholders who elect in a Filed Letter of Transmittal and Election Form to receive Exchangeable LP Units under the Arrangement;

    "ELECTION DEADLINE" means 5:00 p.m. (Calgary time) on the second to last Business Day immediately preceding the Meeting or, if the Meeting is adjourned or postponed, such time on the second to last Business Day immediately preceding the date of such adjourned or postponed Meeting;

    "ELIGIBLE INSTITUTION" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

    "ELIGIBLE SHAREHOLDER" means a Shareholder that is not a Non-Resident or Tax-Exempt from and as of the Election Deadline to and including the Effective Time;

    "EXCHANGE RIGHT" means the right of the Voting and Exchange Trustee, pursuant to the Voting and Exchange Trust Agreement, to require the Trust to purchase from a holder all or any of the Exchangeable LP Units held by such holder and the Automatic Exchange Right, on a one-for-one basis for Trust Units, in accordance with the provisions of the Voting and Exchange Trust Agreement;

    "EXCHANGEABLE LP UNIT CONSIDERATION" applicable on any date means, with respect to each Exchangeable LP Unit, for any acquisition, redemption or distribution of assets of PDLP, as the case may be, or purchase thereof pursuant to the Exchangeable LP Unit Provisions, the Support Agreement or the Voting and Exchange Trust Agreement: (i) one Trust Unit; plus (ii) a cheque or cheques payable at par at any branch of the payor's bankers in an amount equal to all cash distributions declared in respect of which a corresponding cash loan was not made on such Exchangeable LP Unit; plus (iii) all Trust Units (or fraction thereof) constituting distributions declared in respect of which a corresponding Subdivision of the Exchangeable LP Unit was required to be made but was not made; plus (iv) such other property constituting distributions declared in respect of which a corresponding non-cash loan was not made in respect of the Exchangeable LP Unit; provided that (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Trust Units, such Trust Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made less any tax required to be deducted and withheld therefrom without interest;

    "EXCHANGEABLE LP UNIT LIMIT" means that number of Exchangeable LP Units equal to the quotient obtained by dividing the Aggregate Permitted Exchange Amount by the Residual Value Per Share (rounded to the nearest whole number);

    "EXCHANGEABLE LP UNIT PRICE" applicable on any date means, for each Exchangeable LP Unit, an amount equal to the aggregate of: (i) the Current Market Price on such date of one Trust Unit; plus (ii) an amount equal to all cash distributions declared in respect of which a corresponding cash loan was not made in respect of such Exchangeable LP Unit; plus (iii) the Current Market Price on such date of all Trust Units (or fraction thereof) constituting distributions declared in respect of which a corresponding Subdivision of the Exchangeable LP Units was required to be made but was not made; plus (iv) the full value of such other property constituting distributions declared in respect of which a corresponding non-cash loan was not made in respect of the Exchangeable LP Unit; and such Exchangeable LP Unit Price shall be satisfied by the delivery of the Exchangeable LP Unit Consideration;

    "EXCHANGEABLE LP UNIT PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable LP Units as set forth in Appendix D -- Exchangeable LP Unit Provisions, substantially as described under "INFORMATION CONCERNING PDLP -- PARTNERSHIP UNITS -- EXCHANGEABLE LP UNITS";

    "EXCHANGEABLE LP UNIT VOTING EVENT" means any matter in respect of which holders of Exchangeable LP Units are entitled to vote as unitholders of PDLP, other than an Exempt Exchangeable LP Unit Voting Event, and, for greater certainty, excludes any matter in respect of which holders of Exchangeable LP Units are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement;

    "EXCHANGEABLE LP UNITS" means the Class B limited partnership units of PDLP, which are exchangeable into Trust Units on a one-for-one basis after 180 days from the Effective Date (or prior thereto with the consent of the board of directors of the General Partner) pursuant to the Voting and Exchange Trust Agreement;

    "EXEMPT EXCHANGEABLE LP UNIT VOTING EVENT" means any matter in respect of which holders of Exchangeable LP Units are entitled to vote as unitholders of PDLP, in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of the Exchangeable LP Units where the approval or disapproval, as applicable, of that change would be required to maintain the economic equivalence of the Exchangeable LP Units and the Trust Units;

    "EXEMPT PLANS" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

    "EXTRAORDINARY LP RESOLUTION" means a written resolution in one or more counterparts consented to in writing by the General Partner and by all the holders of the PDLP A Units and approved by resolution in writing executed by all holders of Exchangeable LP Units entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of Exchangeable LP Units (other than the Trust and its affiliates), as the case may be, represented in person or by proxy at a meeting of holders of Exchangeable LP Units duly called for such purpose;

    "FAIRNESS OPINION" means the opinion of FirstEnergy dated October 3, 2005, a copy of which is attached as Appendix E to this Information Circular;

    "FILED LETTER OF TRANSMITTAL AND ELECTION FORM" means, with respect to any Shareholder, a duly completed Letter of Transmittal and Election Form deposited with that Shareholder's certificate(s) representing the Shareholder's Common Shares with the Depository on or before the Election Deadline;

    "FINAL ORDER" means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement at the Meeting to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

    "FIRSTENERGY" means FirstEnergy Capital Corp., in its capacity as financial advisor to Precision;

    "FMV" means fair market value;

    "GENERAL PARTNER" means 1194312 Alberta Ltd., a corporation incorporated pursuant to the ABCA as a direct wholly-owned subsidiary of the Trust and which is the general partner of PDLP;

    "GOVERNMENTAL AUTHORITY" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

    "HOLDER" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to the Depository certificates representing Securities duly endorsed for transfer to that person;

    "INFORMATION  CIRCULAR"  means this  Information  Circular  dated October 3,
2005,  together  with  all  Appendices  hereto,   distributed  by  Precision  in
connection with the Meeting;

    "INSOLVENCY EVENT" means, in respect of PDLP, as applicable: (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it; or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof or its consent to the appointment of a receiver; or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due; or (iv) it not being permitted, pursuant to solvency requirements of applicable laws, to redeem any retracted Exchangeable LP Units pursuant to the Exchangeable LP Unit Provisions;

    "INTERIM ORDER" means the Interim Order of the Court dated September 29, 2005 pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Precision therefor, a copy of which order is attached as Appendix B to this Information Circular;

    "LETTER OF TRANSMITTAL AND ELECTION FORM" means the Letter of Transmittal and Election Form enclosed with this Information Circular, pursuant to which a Shareholder is required to deliver certificate(s) representing Common Shares, and make certain elections, if desired;

    "LIQUIDATION AMOUNT" means the amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Liquidation Date;

    "LIQUIDATION CALL RIGHT" means the overriding right of the Trust in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of PDLP, or any other distribution of assets of PDLP among its Partners for the purpose of winding-up its affairs, to purchase from all but not less than all of the holders (other than the Trust and its affiliates) of Exchangeable LP Units on the Liquidation Date all but not less than all of the Exchangeable LP Units held by those holders, upon payment by the Trust to each such holder of the Liquidation Amount per Exchangeable LP Unit purchased;

    "LIQUIDATION DATE" means the effective date of the liquidation, dissolution or winding-up, of PDLP or any other distribution of the assets of PDLP to its partners for the purpose of winding-up its affairs;

    "LIQUIDATION   EVENT"  means  the  voluntary  or  involuntary   liquidation,
dissolution or winding-up of the Trust, or any other distribution of the Trust's assets among Trust Unitholders for the purpose of winding-up its affairs;

    "MARKET PRICE" means for a specified day an amount equal to the simple average of the closing price of the Trust Units for each of the ten trading days immediately prior to the specified day on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the market price shall be the simple average of the following prices established for each of the ten trading days: the average of the bid and ask prices for each day on which there was no trading; the weighted average trading price of the Trust Units for each day that there was trading if the exchange or market provides a weighted average trading price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day;

    "MEETING" means the special meeting of the Shareholders and the Optionholders to be held on October 31, 2005 and any adjournment(s) thereof to, inter alia, consider and to vote on the Arrangement Resolution and the matters referred to in the Notice of Meeting;

    "NEW EXERCISE PRICE" means, in respect of a particular Option Agreement, the exercise price of an Option less the amount by which the Average Closing Common Share Trading Price exceeds the Average Opening Trust Unit Trading Price;

    "NEW OPTIONS" has the meaning ascribed thereto in paragraph 3.1(k) of the Plan;

    "NYSE" means the New York Stock Exchange;

    "NON-ELECTING SHAREHOLDER" means a Shareholder (other than a Dissenting Shareholder) who elects, pursuant to a Filed Letter of Transmittal and Election Form, or is deemed to elect, to exchange all or a portion of their Common Shares for one Trust Unit and a pro-rata share of Weatherford Shares and a pro-rata share of the Special Cash Payment for each Common Share, to the extent of such Common Shares so elected;

    "NON-RESIDENT" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

    "NON-RESIDENT TRUST UNITHOLDER" means a Trust Unitholder who at all relevant times is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act;

    "NOTICE OF MEETING" means the Notice of Special Meeting which accompanies this Information Circular;

    "NOTICE OF PETITION" means the Notice of Petition by Precision to the Court for the Final Order which accompanies this Information Circular;

    "OPTION" means an option, and "OPTIONS" means, collectively, all outstanding
vested  and  unvested  options,   to  purchase  one  Common  Share  pursuant  to
Precision's existing stock option plans;

    "OPTION AGREEMENT" means an agreement to issue Common Shares to an Optionholder at a particular exercise price;

    "OPTIONHOLDERS" means the holders of Options;

    "ORDINARY LP RESOLUTION" means a written resolution in one or more counterparts consented to in writing by the General Partner and by limited partners holding a simple majority of the number of PDLP A Units outstanding in PDLP;

    "ORDINARY RESOLUTION" means a resolution proposed to be passed at a meeting of Unitholders (including an adjourned meeting) duly convened and held in accordance with the Declaration of Trust and passed by more than 50% of the votes cast on such resolution by Unitholders represented at the meeting;

    "OUTSTANDING SHARES" means the number of Common Shares issued and outstanding as of the Effective Time;

    "PARTNER" means a person who owns one or more PDLP A Units or one or more Exchangeable LP Units;

    "PARTNERSHIP LOAN INDEBTEDNESS" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement;

    "PDLP" means Precision Drilling Limited Partnership, a limited partnership created pursuant to the laws of the Province of Manitoba pursuant to the PDLP Limited Partnership Agreement;

    "PDLP A UNITS" means the Class A limited partnership units of PDLP;

    "PDLP LIMITED PARTNERSHIP AGREEMENT" means the limited partnership agreement dated as of September 28, 2005 among the General Partner, the Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as may from time to time be amended, supplemented or restated;

    "PDLP TRUST NOTE" means an interest bearing promissory note to be issued by PDLP pursuant to the Plan to each Electing Eligible Shareholder in partial consideration for their Common Shares, each in the principal amount determined in accordance with the provisions of the Plan;

    "PDLP WEATHERFORD NOTE" means an interest bearing promissory note to be issued by PDLP pursuant to the Plan to each Electing Eligible Shareholder in partial consideration for their Common Shares, each in a principal amount equal to the aggregate of the Pro-rata Portion of Weatherford Share Value and the Pro-rata Portion of Special Cash Payment attributable to each such Electing Eligible Shareholder;

    "PD AMALCO" means Precision Drilling Corporation, the corporation resulting from the amalgamation of Precision and the Specified Subsidiaries pursuant to the Plan;

    "PER SHARE VALUE OF SPECIAL CASH PAYMENT" means the amount equal to the Special Cash Payment divided by the number of Outstanding Shares;

    "PER WEATHERFORD SHARE VALUE" means the amount equal to the Weatherford Share Value divided by the number of Outstanding Shares;

    "PERSON" includes any individual, body corporate, partnership, trust, association, joint venture, other organization or entity (whether or not a legal entity) or governmental authority;

    "PLAN" means the plan of arrangement attached as Schedule A to Appendix C to this Information Circular, as from time to time amended, supplemented or restated;

    "PRECISION" means Precision Drilling Corporation, a corporation governed by the ABCA;

    "PRECISION DIRECTORS" means the board of directors of Precision;

    "PRO-RATA PORTION OF AGGREGATE RESIDUAL VALUE" means the amount equal to the number of Common Shares transferred by a Shareholder multiplied by the Residual Value Per Share;

    "PRO-RATA PORTION OF SPECIAL CASH PAYMENT" means the amount equal to the number of Common Shares transferred by a Shareholder pursuant to the Plan multiplied by the Per Share Value of Special Cash Payment;

    "PRO-RATA PORTION OF WEATHERFORD SHARE VALUE" means the amount equal to the number of Common Shares transferred by a Shareholder pursuant to the Plan multiplied by the Per Weatherford Share Value;

    "RECORD DATE" means the close of business on September 30, 2005;

    "REDEMPTION DATE" has the meaning ascribed thereto under the heading "Information Concerning PDLP -- Partnership Units -- Exchangeable LP Units -- Redemption Right";

    "REDEMPTION NOTES" has the meaning ascribed thereto under the heading "Declaration of Trust and Description of Units -- Trust Unit Redemption Right -- In Specie Redemption";

    "REDEMPTION PRICE" means the amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Redemption Date;

    "REDEMPTION RIGHT" means the right of PDLP to redeem all but not less than all of the then outstanding Exchangeable LP Units for the Redemption Price per Exchangeable LP Unit redeemed;

    "REGISTRAR" means the Registrar of Corporations appointed under section 263 of the ABCA;

    "REGULATION S" means Regulation S under the 1933 Act;

    "RESIDENT" means a person who is, or is deemed to be, resident in Canada for purposes of the Tax Act;

    "RESIDUAL VALUE PER SHARE" means the Common Share Fair Market Value less the aggregate of the Per Weatherford Share Value and the Per Share Value of Special Cash Payment;

    "RESPS" means trusts governed by registered education savings plans as defined in the Tax Act;

    "RETRACTION DATE" means the Business Day on which a holder of Exchangeable LP Units desires to have PDLP redeem the Exchangeable LP Units for which it has requested redemption; provided that such date cannot be less than three Business Days nor more than five Business Days after the date on which the Retraction Request is provided to the General Partner;

    "RETRACTION PRICE" means the amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Retraction Date;

    "RETRACTION REQUEST" means a duly executed statement in the form required by the General Partner, specifying the number of Exchangeable LP Units for which redemption has been requested and stating the Retraction Date;

    "RETRACTION RIGHT" means the right of a holder of Exchangeable LP Units to require PDLP to redeem any or all of the Exchangeable LP Units registered in the name of that holder for the Retraction Price per each Exchangeable LP Unit redeemed;

    "SECURITIES" means the Common Shares and Options;

    "SECURITIES   ACT"  means  the  SECURITIES  ACT  (Alberta)  and  the  rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

    "SECURITYHOLDERS" means the Shareholders and Optionholders;

    "SHAREHOLDERS" means the holders of Common Shares;

    "SPECIAL CASH PAYMENT" means $850 million less the Cash Reduction Amount, if applicable, to be received by Shareholders pursuant to the Plan;

    "SPECIAL COMMITTEE" means the special committee of the Precision Directors consisting of W.C. (Mickey) Dunn, Robert J.S. Gibson, Patrick M. Murray, Fred W. Pheasey, Robert L. Phillips and H. Garth Wiggins (Chairman);

    "SPECIAL RESOLUTION" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting), as the case may be, duly convened for that purpose and held in accordance with the provisions of the Declaration of Trust and passed by more than 66 2/3% of votes cast on such resolution by Unitholders represented at the meeting;

    "SPECIAL VOTING UNIT" means the special voting unit of the Trust to be issued by the Trust and deposited with the Voting and Exchange Trustee to which will be attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of outstanding Exchangeable LP Units held by registered holders, other than the Trust and its affiliates;

    "SPECIFIED SUBSIDIARIES" means certain direct and indirect wholly-owned subsidiaries of Precision as set out in the Articles of Arrangement;

    "SUBDIVISION" has the meaning ascribed thereto in the Exchangeable LP Unit Provisions;

    "SUBSIDIARY" means a person that is controlled directly or indirectly by another person and includes a subsidiary of that subsidiary;

    "SUPPORT AGREEMENT" means the support agreement to be entered into on the Effective Date among the Trust, PDLP, the General Partner and PD Amalco, as from time to time amended, supplemented or restated;

    "TAX ACT" means the INCOME TAX ACT, R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the INCOME TAX REGULATIONS from time to time promulgated thereunder;

    "TAX-EXEMPT" means a person that is exempt from tax under Part I of the Tax Act;

    "TRUST" means Precision Drilling Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust, and, where the context requires, includes its subsidiaries, including PDLP and AmalgamationCo and where used in conjunction with operations means an operating affiliate of the Trust;

    "TRUSTEES" means the trustees of the Trust from time to time and "TRUSTEE" means any one of them;

    "TRUST UNIT" means a trust unit, other than the Special Voting Unit, of the Trust, each such trust unit representing an equal undivided beneficial interest in the Trust;

    "TRUST UNITHOLDERS" means the holders from time to time of Trust Units;

    "TSX" means the Toronto Stock Exchange;

    "UNITED STATES" or "U.S." means the United States, as defined in Rule 902(1) under Regulation S;

    "UNITHOLDERS" means the holders from time to time of Units;

    "UNITS" means the Trust Units and the Special Voting Units;

    "VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, PDLP, PD Amalco and the Voting and Exchange Trustee, as it may from time to time be amended, supplemented or restated;

    "VOTING AND EXCHANGE TRUSTEE" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement;

    "WEATHERFORD" means Weatherford International Ltd., a company incorporated under the laws of Bermuda;

    "WEATHERFORD SHARE CONSIDERATION" means the Closing Weatherford Share Price multiplied by the number of Weatherford Shares to be received by a Shareholder pursuant to the Arrangement;

    "WEATHERFORD SHARE EQUIVALENT" means the number of Weatherford Shares equal to the quotient obtained when the Pro-rata Portion of Weatherford Share Value in respect of a Shareholder is divided by the Weatherford Share Fair Market Value and if such quotient is not a whole number the number of Weatherford Shares shall be rounded up or down to the nearest whole number;

    "WEATHERFORD SHARE FAIR MARKET VALUE" means the closing trading price of a Weatherford Share on the NYSE on the trading day immediately preceding the Effective Date, provided that if the Weatherford Shares are not then listed on the NYSE or if in the opinion of the Precision Directors, acting reasonably and in good faith, the public distribution or trading activity of Weatherford Shares for that period does not result in a closing trading price which reflects the FMV of the Weatherford Shares, then the Weatherford Share Fair Market Value shall be determined by the Precision Directors, in good faith and in their sole discretion;

    "WEATHERFORD SHARE VALUE" means the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value multiplied by 26 million;

    "WEATHERFORD SHARES" means the common shares of Weatherford owned by Precision to be transferred pursuant to the Plan to Shareholders in partial consideration for their Common Shares;

    "WEATHERFORD TRANSACTION" means the sale by Precision of its Energy Services and International Contract Drilling Divisions to Weatherford completed on August 31, 2005;

    "1933 ACT" means the United States SECURITIES ACT OF 1933, as from time to time amended, supplemented or restated; and

    "1934 ACT" means the United States SECURITIES EXCHANGE ACT OF 1934, as from time to time amended, supplemented or restated.


CONVENTIONS

    Certain terms used herein are defined in the "GLOSSARY OF TERMS". In this Information Circular, words importing the singular number also include the plural and vice versa and words importing any gender include both genders. Unless otherwise indicated, references herein to "$" or "DOLLARS" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

                               SUMMARY INFORMATION

    The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "GLOSSARY OF TERMS".

THE MEETING

    The Meeting will be held at the Metropolitan Conference Centre, 333 -- 4th Avenue S.W., Calgary, Alberta, on Monday, October 31, 2005, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote on the Arrangement. See "THE ARRANGEMENT".

THE ARRANGEMENT

    On September 29, 2005, the Trust, PDLP, the General Partner, Precision and AcquisitionCo entered into the Arrangement Agreement. The purpose of the transactions contemplated by the Arrangement Agreement are to convert Precision and its business from a corporate structure to an income trust structure and to facilitate the receipt of the Weatherford Shares and the Special Cash Payment by Shareholders. Upon completion of the Arrangement Shareholders (other than Dissenting Shareholders) will receive Trust Units or Exchangeable LP Units or, in certain circumstances, a combination of Trust Units and Exchangeable LP Units together with their pro-rata share of the Weatherford Shares and Special Cash Payment for their Common Shares. Assuming the exercise of all outstanding Options as at September 15, 2005 it is expected that Shareholders will receive not less than 0.2 of a Weatherford Share for each of their Common Shares.

ARRANGEMENT STEPS

    On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order, unless otherwise stated, without any further act or formality:

        (a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Securityholders other than the right to be paid the fair value of their Common Shares and Options by AcquisitionCo;

        (b) the stated capital of each class of outstanding shares of each of the Specified Subsidiaries shall be reduced, without any distribution of property by the respective corporations, to $1.00;

        (c) Common Shares held by each Non-Electing Shareholder shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the issuance to such Non-Electing Shareholder by AcquisitionCo of:

    (i) an AcquisitionCo Weatherford Note; and

    (ii) an AcquisitionCo Trust Note,

    and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and AcquisitionCo shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

        (d) concurrently with (c) above, Precision and each of the Specified Subsidiaries shall amalgamate and continue as one corporation, PD Amalco;

        (e) the AcquisitionCo Trust Note received by each Non-Electing Shareholder in (c) above will be transferred to the Trust in exchange for that number of Trust Units equal to the number of Common Shares transferred by each Non-Electing Shareholder to AcquisitionCo in (c) above;

        (f) the Trust will contribute the AcquisitionCo Trust Notes received by it in (e) above and all of the shares the Trust holds of AcquisitionCo to PDLP in exchange for that number of PDLP A Units equal to the number of Trust Units issued to Non-Electing Shareholders in (e) above;

        (g) Common Shares held by each Electing Eligible Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, PDLP free and clear of all liens, claims and encumbrances in exchange for the issue to the Electing Eligible Shareholder by PDLP of:

    (i) a PDLP Weatherford Note;

        (ii) if the aggregate Elected Amount of the Common Shares of the Electing Eligible Shareholder is equal to the principal amount of that Shareholder's PDLP Weatherford Note, the Electing Eligible Shareholder shall be entitled to that number of Exchangeable LP Units equal to the number of Common Shares held by such Electing Shareholder (subject to the pro-rationing of the Exchangeable LP Units set forth in subparagraph (g)(iv) below);

        (iii) if the aggregate Elected Amount of the Common Shares of the Electing Eligible Shareholder is more than the principal amount of that Shareholder's PDLP Weatherford Note, the Electing Eligible Shareholder, subject to the pro-rationing of Exchangeable LP Units described in (g)(iv) below, shall be entitled to that number of Exchangeable LP Units equal to the number of Common Shares being transferred by such Electing Shareholder multiplied by a fraction, the numerator of which shall be the Common Share Fair Market Value less the Elected Amount of each of the Common Shares transferred to PDLP by the Electing Eligible Shareholder, and the denominator of which shall be the Residual Value Per Share (with such number of Exchangeable LP Units being rounded up to the nearest whole number);

        (iv) if the aggregate of the Exchangeable LP Units issuable to the Electing Eligible Shareholders pursuant to subparagraphs (g)(ii) and (iii) above is greater than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units issuable to each of the Electing Eligible Shareholders shall be reduced rateably (rounded to the nearest whole number) based on the number of Exchangeable LP Units otherwise determined pursuant to subparagraphs (g)(ii) and (iii) above so that the actual aggregate number of Exchangeable LP Units issuable to all the Electing Eligible Shareholders is equal to the Exchangeable LP Unit Limit;

        (v) each Electing Eligible Shareholder shall receive a PDLP Trust Note in a principal amount equal to the Residual Value Per Share multiplied by the difference between the total number of Common Shares being transferred by the Electing Eligible Shareholder and the number of Exchangeable LP Units that such Electing Eligible Shareholder is entitled to receive;

    and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the register of holders of Exchangeable LP Units and PDLP shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

        (h) the PDLP Trust Notes received by each Electing Eligible Shareholder in (g) above will be transferred to the Trust in exchange for that number of Trust Units equal to the principal amount of such PDLP Trust Notes divided by the Residual Value Per Share;

        (i) the Trust will contribute the PDLP Trust Notes received by it in (h) above to PDLP in exchange for that number of PDLP A Units equal to the number of Trust Units issued to the Electing Eligible Shareholders in (g) above;

        (j) PDLP will transfer the Common Shares acquired by it in (g) above to AcquisitionCo in exchange for:

        (i) the assumption by AcquisitionCo of PDLP's obligation under the PDLP Weatherford Notes issued in (g)(i) above;

    (ii) the AcquisitionCo Debt; and

    (iii) common shares of AcquisitionCo;

        (k) each Option in respect of a particular Option Agreement, whether vested or unvested, will be exchanged for that number of newly vested options (the "NEW OPTIONS") determined as follows:

        (i) where the New Exercise Price is a positive number, for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit which may be exercised by the Optionholder paying the New Exercise Price for each Trust Unit acquired pursuant to the New Option;

        (ii) where the New Exercise Price is nil, for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit for no consideration which may be exercised by the Optionholder notifying the Trust that the Optionholder wishes to acquire Trust Units pursuant to the New Options;

        (iii) where the New Exercise Price is a negative number (the "EXCESS" expressed as a positive number), for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit for no consideration plus that fraction of a New Option to acquire one Trust Unit for no consideration equal to the Excess divided by the Average Opening Trust Unit Trading Price, provided that if the aggregate number of New Options that would be received by a particular Optionholder for all of the Option Agreements of such Optionholder aggregates to an amount that includes a fraction, the number of New Options will be rounded down to the nearest whole number, which may be exercised by the Optionholder notifying the Trust that the Optionholder wishes to acquire Trust Units pursuant to the New Options.

    Each New Option will expire at 4:30 p.m. (Calgary Time) on the 15th day after the Effective Date. If an Optionholder elects to acquire Trust Units pursuant to this subparagraph (k) the Trust will issue Trust Units to the Optionholder;

        (l) AcquisitionCo will acquire from PD Amalco the Weatherford Shares and the aggregate amount of the Special Cash Payment for a non-interest bearing demand promissory note in the principal amount equal to 26 million multiplied by the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value and the aggregate amount of the Special Cash Payment;

        (m) AcquisitionCo will acquire for cancellation the PDLP Weatherford Notes and the AcquisitionCo Weatherford Notes from the holders thereof in exchange for each holder's Pro-rata Portion of Special Cash Payment and their Weatherford Share Equivalent;

        (n) the terms of each New Option, applicable separately to each New Option shall be amended to provide the holder thereof with the right, commencing on the day following the day the Trust Units commence trading on the TSX, until 4:30 p.m. (Calgary time) on the 15th day after the Effective Date (the "CASH SURRENDER TIME") to surrender any portion of New Options for cash in an amount equal to

    [A -- B] x the number of New Options surrendered (with respect to each particular New Option)

    where,

    A = the closing price of the Trust Units on the TSX on the last day on which the Trust Units traded prior to the surrender of the New Options for cash;

    B = the New Exercise Price, provided it is a positive amount, or nil if the New Exercise Price is nil or a negative amount, applicable to the particular New Option surrendered;

    and all amounts so determined for all of the New Options surrendered shall be aggregated and paid net of tax required to be withheld pursuant to the Tax Act.

    If the Optionholder exercises the right to surrender New Options for cash, such Optionholder will also have the right to elect to use all or a portion of the aggregate cash to be received from all of their surrendered New Options less any amount required to be withheld pursuant to the Tax Act or other applicable legislation, (the "NET CASH AMOUNT") to acquire that number of whole Trust Units (rounded down, if necessary) equal to the Net Cash Amount applicable to a particular Optionholder divided by A (described in the above formula). If an Optionholder has not exercised the right to surrender New Options for cash prior to the Cash Surrender Time, the right to so surrender New Options for cash will terminate. If an Optionholder elects to acquire Trust Units and pays the price therefor as determined in this subparagraph (n) the Trust will issue Trust Units to the Optionholder; and

    (o) the Trust shall issue the Special Voting Unit,

provided that if any of the foregoing steps in (a) through (o) fails to occur or complete then all of such steps will be deemed not to have occurred.

    On the 16th day following the Effective Date, AcquisitionCo and PD Amalco will amalgamate and continue as one corporation, AmalgamationCo.

POST-ARRANGEMENT STRUCTURE

    Following the Arrangement steps and the Amalgamation:

        (a)  the  former   Securityholders  will  own  all  of  the  issued  and
    outstanding Trust Units;

        (b) the former Shareholders will own an aggregate of 26 million Weatherford Shares and receive cash of up to $850 million in aggregate;

        (c) Electing Eligible Shareholders will own all of the issued and outstanding Exchangeable LP Units;

        (d) the Trust will own all of the issued and outstanding PDLP A Units;

        (e) the Trust will own all of the issued and outstanding shares of the General Partner;

        (f) PDLP will own all of the issued  and  outstanding  common  shares of
    AmalgamationCo,   the   successor   corporation   to   Precision   and   the
    AmalgamationCo Debt; and

        (g) PDLP will hold, indirectly, all of the assets currently held, directly or indirectly, by Precision.

    The following diagram sets out the simplified organizational structure of the Trust and its subsidiary entities participating in the Arrangement following the Effective Time and the Amalgamation:

                        (ORGANIZATIONAL STRUCTURE CHART)
__________
NOTE:

(1) Exchangeable LP Units will be exchangeable for Trust Units at the option of the holder on a one-for-one basis, will be entitled to vote with Trust Unitholders pursuant to the Special Voting Unit and will be entitled to the same distributions of cash per unit as a Trust Unit.

EXCHANGEABLE LP UNIT ELECTION

    Eligible Shareholders will be required to make an election if they wish to receive Exchangeable LP Units as a portion of the consideration for their Common Shares, on completion of the Arrangement. For certain Electing Eligible Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. HOWEVER, ELECTING TO RECEIVE EXCHANGEABLE LP UNITS MAY NOT BE APPROPRIATE FOR ALL ELIGIBLE SHAREHOLDERS. NO OPINION HAS BEEN REQUESTED OR OBTAINED BY PRECISION, PDLP OR THE TRUST AS TO THE TAX CONSEQUENCES TO A PARTICULAR ELIGIBLE SHAREHOLDER OF ACQUIRING OR HOLDING EXCHANGEABLE LP UNITS AND NONE OF PRECISION, PDLP OR THE TRUST IS PROVIDING ANY REPRESENTATION AS TO THE TAX CONSEQUENCES OF ACQUIRING OR HOLDING EXCHANGEABLE LP UNITS. ELIGIBLE SHAREHOLDERS WHO ARE CONSIDERING RECEIVING EXCHANGEABLE LP UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS WITH RESPECT TO THE LEGAL AND TAX CONSEQUENCES ASSOCIATED WITH ELECTING THIS ALTERNATIVE AND THE HOLDING OF EXCHANGEABLE LP UNITS. SEE "RISK FACTORS -- PDLP -- RISKS ASSOCIATED WITH EXCHANGEABLE LP UNITS".

    The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Trust Units and will be exchangeable for Trust Units. HOWEVER, THE EXCHANGEABLE LP UNITS WILL NOT BE LISTED ON THE TSX OR ON ANY OTHER STOCK EXCHANGE OR QUOTATION SYSTEM. IN ADDITION, EXCHANGEABLE LP UNITS WILL NOT BE EXCHANGEABLE FOR A PERIOD OF 180 DAYS FROM THE EFFECTIVE DATE, EXCEPT WITH THE CONSENT OF THE BOARD OF DIRECTORS OF THE GENERAL PARTNER.

    If the Electing Eligible Shareholders elect to take more Exchangeable LP Units than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units to be issued to Electing Eligible Shareholders shall be reduced rateably on the basis more particularly set forth in paragraph (g) of the Plan and, Electing Eligible Shareholders will receive Trust Units in lieu of Exchangeable LP Units to the extent that Exchangeable LP Units are requested but not provided due to that pro-rationing. The Plan provides that the aggregate number of Exchangeable LP Units and Trust Units received by an Electing Eligible Shareholder will be equal to the number of Common Shares disposed of by such Electing Eligible Shareholder. Each Exchangeable LP Unit entitles the holder to one vote at meetings of Unitholders and will be exchangeable for one Trust Unit. Non-Eligible Shareholders will only be eligible to receive Trust Units and their pro-rata share of the Weatherford Shares and the Special Cash Payment in exchange for their Common Shares.

    SHAREHOLDERS WHO ARE NOT DISSENTING SHAREHOLDERS AND WHO DO NOT (I) VALIDLY DEPOSIT WITH THE DEPOSITORY, AT ONE OF THE ADDRESSES NOTED IN THE RELEVANT FORM, A DULY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM ON OR PRIOR TO 5:00 P.M. (CALGARY TIME) ON OCTOBER 27, 2005 OR BEFORE THE SECOND TO LAST BUSINESS DAY IMMEDIATELY PRECEDING ANY ADJOURNMENT(S) OR POSTPONEMENT(S) OF THE MEETING, OR (II) FULLY COMPLY WITH THE REQUIREMENTS OF THE LETTER OF TRANSMITTAL AND ELECTION FORM AND THE INSTRUCTIONS THEREIN IN RESPECT OF THE ELECTION TO RECEIVE EXCHANGEABLE LP UNITS, WILL BE DEEMED TO BE NON-ELECTING SHAREHOLDERS. A COPY OF THE LETTER OF TRANSMITTAL AND ELECTION FORM IS ENCLOSED WITH THIS INFORMATION CIRCULAR. See "THE ARRANGEMENT -- EXCHANGEABLE LP UNIT ELECTION".

PROCEDURE FOR EXCHANGE OF SECURITIES

    On or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares to the Depository at one of the offices specified in the Letter of Transmittal and Election Form. WHERE NO ELECTION IS MADE, WHERE THE ELECTION IS NOT PROPERLY MADE OR WHERE THE LETTER OF TRANSMITTAL AND ELECTION FORM OR THE CERTIFICATE(S) REPRESENTING THE COMMON SHARES ARE RECEIVED AFTER THE ELECTION DEADLINE, THE DEPOSITING SHAREHOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE TRUST UNITS AND THEIR PRO-RATA SHARE OF THE WEATHERFORD SHARES AND SPECIAL CASH PAYMENT FOR ALL OF THEIR COMMON SHARES ON COMPLETION OF THE ARRANGEMENT.

    Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

    The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form, is at each holder's risk. Precision recommends that such certificates and documents be delivered by hand to the Depository and a receipt therefor be obtained or that registered mail be used.

    All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Common Shares, must be guaranteed by an Eligible Institution unless otherwise provided. In order to receive Trust Units or Exchangeable LP Units after the Effective Date, Shareholders must submit the certificate(s) for their Common Shares to the Depository.

    Any certificate formerly representing Common Shares that is not deposited with all other documents as required by the Letter of Transmittal and Election Form on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Common Shares, to receive Trust Units or Exchangeable LP Units and any distributions with respect thereto shall be deemed to be surrendered to the Trust, together with all dividends or distributions thereon held for such holder.

DISTRIBUTION POLICY OF THE TRUST

    The Trust will adopt a policy of making regular monthly cash distributions on each Distribution Payment Date to Trust Unitholders of record on the preceding Distribution Record Date, with the first such payment expected to be made on the Distribution Payment Date in the month following the Effective Date. If all conditions are met to complete the Arrangement at the time of the Meeting it is expected that the Effective Date will be on or about November 7, 2005. It is expected that the initial monthly Distributions will be approximately $0.24 per Trust Unit. In addition, the Declaration of Trust provides that, if necessary, on December 31 of each year, the Trust will make an additional amount payable such that the Trust will not be liable for ordinary income taxes for such year. See "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF THE TRUST". The Trustees will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various economic factors and is at the discretion of the Trustees. The anticipated distribution policy targets the use of approximately 70% of available cash for distribution to Trust Unitholders. See "DISTRIBUTION POLICY -- PRO FORMA DISTRIBUTABLE Cash". Based upon current economic factors and the size of the Trust's capital budget, it is expected that the remaining approximately 30% of cash available for distribution will fund the Trust's annual capital expenditure program.

    As the cash flow available for distribution to Trust Unitholders and holders of Exchangeable LP Units is a function of numerous factors, including AmalgamationCo's financial performance, debt covenants and obligations, working capital requirements, future capital requirements and the number of Trust Units and Exchangeable LP Units outstanding, Distributions may be reduced or suspended entirely depending on the operations of AmalgamationCo and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to meet its cash distribution targets in the future, and that deterioration may be material. See "RISK Factors".

    It is currently intended that the Trust will make cash distributions to Trust Unitholders from distributions on the PDLP A Units. See "THE ARRANGEMENT -- EFFECT OF THE ARRANGEMENT".

DISTRIBUTIONS BY PDLP

    Holders of Exchangeable LP Units will be entitled to receive, and PDLP will, subject to applicable law, on each date on which the Trustees declare a distribution on the Trust Units, make a loan in respect of each Exchangeable LP
Unit:

        (a) in the case of a cash distribution declared on the Trust Units, in an amount in cash for each Exchangeable LP Unit equal to the cash distribution declared on each Trust Unit; or

        (b) in the case of a distribution declared on the Trust Units in securities or property other than cash or Trust Units, by a loan in the amount equal to the value of such type and amount of securities or property as is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Trust Unit.

    Any amount loaned in respect of Exchangeable LP Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable LP Units but rather will constitute a non-interest bearing loan of the amount thereof, or in the case of property, a loan in the amount equal to the FMV thereof as determined in good faith by the board of directors of the General Partner as of the date of such loan, to the holder of the Exchangeable LP Units receiving the same, which loan will be repayable by such holder to PDLP on the earlier of: (a) January 1 of the calendar year next following the loan; (b) the 5th Business Day preceding any Insolvency Event; (c) the Business Day prior to the redemption of the Exchangeable LP Units in respect of which the loans were made (pursuant to the Retraction Right or any redemption by PDLP); (d) the Business Day prior to the purchase of the Exchangeable LP Units in respect of which the loans were made pursuant to the Liquidation Call Right; and (e) the Business Day prior to any other transfer of the Exchangeable LP Units in respect of which the loan was made. On the date on which the loan is repayable as determined in the immediately preceding sentence, PDLP will make a distribution in respect of each Exchangeable LP Unit equal to the amount of the loan outstanding in respect thereof. PDLP will set off and apply the amount of any such distribution against the obligations of any holder of Exchangeable LP Units under any loan outstanding in respect thereof and each holder of Exchangeable LP Units will have the right to set off and apply any amount owed by such holder of Exchangeable LP Units under any loan outstanding in respect thereof against the amount of any such distribution. See "INFORMATION CONCERNING PDLP -- EXCHANGEABLE LP UNITS -- DISTRIBUTION RIGHTS".

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

    Over the past two years, the Precision Directors and senior management have studied various alternatives to its existing business plan with a view to maximizing shareholder value. In early 2005, the Precision Directors requested that management of Precision undertake a detailed examination of possible strategic alternatives available to Precision. To assist with the review, management retained the services of Borden Ladner Gervais LLP as Canadian corporate and securities law advisors and Felesky Flynn LLP as Canadian tax advisors. At its meeting on February 9, 2005, the Precision Directors formally began the process of looking at strategic alternatives for Precision and its divisions.

    Following a review by the Precision Directors of the credentials of several financial advisory firms, on March 10, 2005, Precision engaged UBS Investment Bank as the exclusive financial advisor and capital markets advisor to the Precision Directors in connection with Precision's review of certain strategic and financial alternatives. The Precision Directors also retained independent legal advisors in connection with this strategic review process.

    The Precision Directors met with UBS Investment Bank and its legal advisors on April 7, 2005 to discuss alternatives available for the enhancement of Shareholder value. The Precision Directors considered a broad range of options, including the continuation of Precision's then current business plan, the sale of all or some of Precision's divisions, the acquisition of other businesses and the reorganization of all or some of Precision's divisions into an income trust structure.

    On May 2, 2005, UBS Investment Bank submitted a final comprehensive report to the Precision Directors. Shortly after the receipt of the UBS Investment Bank's final report, on May 2, 2005, Precision and Weatherford commenced negotiations regarding the sale of Precision's Energy Services Division and its International Contract Drilling Division.

    On June 6, 2005, Precision entered into an agreement to sell its Energy Services and International Contract Drilling Divisions to Weatherford for consideration of $1.13 billion of cash and 26 million common shares of Weatherford. The Weatherford transaction was the first result of an extensive process undertaken by the Precision Directors to explore avenues of value creation for Shareholders. After careful consideration of various strategic alternatives, the Precision Directors determined that the Weatherford opportunity was the best for Shareholders and the employees of the affected divisions. On June 15, 2005, Precision announced that it was undertaking an examination of available strategic alternatives with respect to its Canadian contract drilling, service rig, snubbing, rentals and related services businesses, including an evaluation of the viability of converting Precision's remaining Canadian business into an income trust. On August 31, 2005, Precision announced the closing of the Weatherford Transaction and the pending sale of CEDA International Corporation for $273 million.

    Having considered several alternatives to maximize shareholder value, and having regard to the completion of the Weatherford Transaction and the sale of CEDA International Corporation, senior management of Precision concluded that the reorganization of the remaining business of Precision into an income trust may be the best alternative available to Precision. On June 23, 2005, FirstEnergy was engaged as financial advisor to Precision in respect of the evaluation of a potential reorganization of Precision's business into an income trust.

    Management, with the assistance of Precision's legal, tax and financial advisors, then undertook an extensive review of the merits of a proposed reorganization of Precision, including a review of:

        (a) the current environment for, and trading levels of, comparable income funds;

        (b) Precision's business prospects;

        (c) the suitability of Precision's assets for an income trust;

        (d) Precision's  requirements  for equity capital to fund future growth;
    and

        (e) the potential impact of various policy options open to the federal government with respect to income trust and other flow-through entitles generally.

    After extensive review and discussion, management, with the assistance of Precision's legal, tax and financial advisors, developed a plan for the potential reorganization of Precision's business into an income trust.

    Management presented its analysis to the Precision Directors on July 27, 2005. The presentation included management's recommendation that Precision take the necessary steps to convert its business into an income trust and concurrently distribute the Weatherford Shares and Special Cash Payment to Shareholders pursuant to a plan of arrangement that would be submitted to Shareholders for approval.

SPECIAL COMMITTEE COMPOSITION AND MANDATE

    On July 27, 2005, the Precision Directors established a Special Committee made up of all the independent directors of Precision, namely W.C. (Mickey) Dunn, Robert J.S. Gibson, Patrick M. Murray, Fred W. Pheasey, Robert L. Phillips and H. Garth Wiggins.

    The Precision Directors determined that the mandate of the Special Committee would be, among other things, to:

        (a) review the proposed reorganization transaction pursuant to which Precision would become a subsidiary of an open-ended investment trust through a plan of arrangement;

        (b) determine whether such a reorganization transaction is fair and reasonable to the Shareholders and in the best interests of Precision as a whole;

        (c) make such recommendations to the Shareholders with respect to the proposed reorganization transaction as the Special Committee considers appropriate or advisable;

        (d) if appropriate, to advise management of Precision and the Precision Directors with respect to any revisions to the structure of the reorganization transaction that the Special Committee considers necessary or advisable in response to matters or issues of concern to the Special Committee;

        (e) review and comment upon all information circulars or other documents mailed or delivered to Shareholders in connection with the reorganization transaction and, in particular, to approve those portions of such circulars and other documents which pertain to the Special Committee, the fairness opinion and any other opinions provided to the Special Committee and the recommendations of the Special Committee to the Precision Directors and the Shareholders; and

        (f) ensure that the Shareholders are provided with sufficient information with respect to the reorganization transaction and the business and affairs of Precision so as to enable them to make an informed decision with respect to the reorganization transaction at any meeting of the Shareholders called to consider the reorganization transaction.

DELIBERATIONS OF THE SPECIAL COMMITTEE

    The Special Committee held its first meeting on August 3, 2005. At that meeting the Special Committee selected H. Garth Wiggins as its chairman, discussed retaining appropriate legal and financial advisors and considered its mandate. Following the meeting, the Special Committee retained Osler, Hoskin & Harcourt LLP as its special legal counsel. The Special Committee also clarified with FirstEnergy that it would report and receive direction from the Special Committee in its capacity as financial advisor to Precision. A general discussion was also held on the relative merits of an income trust reorganization as compared to other alternatives to enhance shareholder value.

    The Special Committee held its second meeting on August 19, 2005. At that meeting the Special Committee's financial advisors, legal counsel and Precision's management outlined and described the proposed reorganization of Precision's business into an income trust structure.

    The Special Committee held its third meeting on August 29, 2005, at which time, among other things, it considered and discussed the proposed income trust structure, the proposed distribution policy of the Trust and certain governance matters.

    Throughout its term, the Special Committee's legal counsel attended meetings of the working group of Precision's managers and their advisors and reported to the Special Committee. The Special Committee also raised and discussed through its Chairman and legal counsel numerous matters with Precision's management, outside counsel and tax, accounting and financial advisors with respect to the proposed income trust reorganization transaction.

CONCLUSIONS AND RECOMMENDATIONS OF THE SPECIAL COMMITTEE

    On September 6, 2005, after an extensive review of, among other things, the alternatives available to Precision to enhance shareholder value, the trading levels for units of income trusts that have converted to an income trust structure from a corporate structure, the suitability of Precision's financial position and ongoing cash-flows available for distribution to Unitholders and Precision's business prospects after completion of the Weatherford Transaction and the sale of CEDA International Corporation, the Special Committee concluded that Shareholder value could be enhanced by converting Precision to an income trust structure pursuant to the proposed reorganization transaction and unanimously recommended to the Precision Directors that Precision proceed with the proposed reorganization transaction and that the Precision Directors recommend to Securityholders that they vote in favour of the reorganization transaction.

    The Special Committee based its recommendation on a number of factors, including an opinion from FirstEnergy that the consideration under the Arrangement is fair from a financial point of view to the Securityholders. The Special Committee also considered the mechanics, structure and timing of implementation of the Arrangement, including the availability of rights to Securityholders to dissent to the Arrangement, and the associated transfer of the Weatherford Shares and the Special Cash Payment to Shareholders pursuant to the Arrangement. Other factors that were considered included:

    o Precision's business has historically delivered high levels of free cash-flow;

    o Precision has a strong market position and Precision has addressed to the satisfaction of the Special Committee the structure and management of Precision and the Trust following the completion of the reorganization of Precision's business into an income trust;

    o the income trust structure resulting from the reorganization will enable Precision to reduce cash taxes at the corporate level, thereby increasing the amount of cash available for distribution to Unitholders;

    o the conversion to an income trust structure is expected to result in more favourable trading levels of the units of the proposed trust compared to the existing Common Shares;

    o cash distributions to Unitholders are expected to provide an attractive return while allowing Precision to continue to maintain its existing assets after completion of the Weatherford Transaction and the sale of CEDA International Corporation;

    o it is anticipated that the combined value of the Weatherford Shares and the Special Cash Payment plus the market value of the Trust Units will be greater than the market value of the Common Shares.

    A wide variety of information and numerous factors were considered by the Special Committee in connection with its analysis of whether to reorganize the business of Precision into an income trust in the manner provided in the Plan. In reaching its conclusions and in formulating its recommendations to the Precision Directors, the Special Committee placed greater emphasis on the fairness opinion of FirstEnergy than any other factor.

FAIRNESS OPINION

    The Precision Directors retained FirstEnergy to address the fairness, from a financial point of view, of the Arrangement to Securityholders. In connection with this mandate, FirstEnergy has prepared and delivered the Fairness Opinion. The Fairness Opinion states that, in FirstEnergy's opinion, as of October 3, 2005, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "THE ARRANGEMENT -- FAIRNESS OPINION" and Appendix E, "FAIRNESS OPINION OF FirstEnergy."

RECOMMENDATION OF THE PRECISION DIRECTORS

    The Precision Directors have concluded that the Arrangement is in the best interests of Precision and its Securityholders and unanimously recommend that Securityholders vote in favour of the Arrangement Resolution.

    At a meeting on September 6, 2005, the Precision Directors accepted the recommendations of the Special Committee. At a subsequent meeting on September 22, 2005, the Precision Directors approved the proposed Arrangement, authorized Precision to enter into the Arrangement Agreement, authorized the application to the Court for the Interim Order and authorized the submission of the Arrangement Resolution to the Securityholders for consideration at the Meeting and to the Court for approval.

    At that meeting, the Precision Directors considered, and received professional advice with respect to, the recent announcements by the federal government concerning income trusts and other flow-through entities and with respect to Precision's application for an advance tax ruling. The Precision Directors have concluded that Precision should continue to take the necessary steps to implement the conversion of Precision to an income trust structure pursuant to the Plan.

    See "THE ARRANGEMENT -- RECOMMENDATION OF THE PRECISION DIRECTORS" for a discussion of the factors considered by the Precision Directors in coming to their conclusions regarding the report of the Special Committee and "RISK FACTORS".

APPROVALS

    Implementation of the Arrangement requires the satisfaction of several conditions and approval by Securityholders and the Court. See "The Arrangement Conditions to the Arrangement Becoming Effective".

SECURITYHOLDER APPROVAL

    Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Shareholders and Optionholders, voting together as a single class, either in person or by proxy, at the Meeting. See "GENERAL PROXY MATTERS -- SOLICITATION OF PROXIES" and "GENERAL PROXY MATTERS -- PROCEDURE AND VOTES REQUIRED".

COURT APPROVALS

    An application for the Final Order approving the Arrangement is expected to be made on Monday, October 31, 2005 at 1:30 p.m. (Calgary time) at the Court House, 611 -- 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

CONFIRMATION OF SUPPORT

    The Precision Directors and senior officers of Precision, who controlled approximately 2.6% of the outstanding Common Shares as at September 15, 2005 (assuming the exercise of Options held by them), have indicated that they intend to vote in favour of the proposed Arrangement Resolution at the Meeting.

DISSENT RIGHTS

    Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by AcquisitionCo the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last Business Day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. A DISSENTING SECURITYHOLDER MUST SEND TO PRECISION A WRITTEN OBJECTION TO THE ARRANGEMENT RESOLUTION, WHICH WRITTEN OBJECTION MUST BE RECEIVED BY PRECISION C/O BORDEN LADNER GERVAIS LLP, 1000, 400 -- 3RD AVENUE S.W., CALGARY, ALBERTA, T2P 4H2, ATTENTION: DAVID T. MADSEN, NOT LATER THAN 5:00 P.M. (CALGARY TIME) ON THE BUSINESS DAY PRIOR TO THE MEETING. NO SECURITYHOLDER WHO HAS VOTED IN FAVOUR OF THE ARRANGEMENT SHALL BE ENTITLED TO DISSENT WITH RESPECT TO THE ARRANGEMENT.

THE TRUST

    The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta pursuant to the Declaration of Trust. The Trust was established principally for the purposes of investing directly or indirectly in the securities of PDLP, the General Partner, AmalgamationCo or any associate or affiliate thereof in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies.

    The Trust Unitholders will be the sole beneficiaries of the Trust. The Trust will be the sole shareholder of the General Partner.

    The Trust will initially permit Trust Unitholders to participate in the cash flow from AmalgamationCo's businesses to the extent such cash flow is distributed by the Trust and in the future will permit Trust Unitholders to participate in the cash flow indirectly derived from AmalgamationCo's businesses and the business of any other operating entity thereafter owned, directly or indirectly, by the Trust. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions. See "DECLARATION OF TRUST AND DESCRIPTION OF UNITS -- MEETINGS OF UNITHOLDERS".

    Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins, who are current directors of Precision will be the initial Trustees of the Trust. Pursuant to the Administration Agreement, certain administrative matters for the Trust will be delegated to AmalgamationCo. See "INFORMATION CONCERNING THE TRUST -- ADMINISTRATION AGREEMENT".

PDLP

    PDLP is a limited partnership formed under the laws of the Province of Manitoba. Following completion of the Arrangement, all of the PDLP A Units will be held by the Trust and all of the Exchangeable LP Units will be held by those Eligible Shareholders electing pursuant to the Arrangement to receive, and who do receive, Exchangeable LP Units as partial consideration for their Common Shares.

    The activities of PDLP will consist of acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of AmalgamationCo, or any associate or affiliate thereof, or issued by any other corporation, partnership (other than a general partnership), trust or other person involved, directly or indirectly, in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies, and such other businesses as the board of directors of the General Partner may determine, from time to time, and activities ancillary and incidental thereto. See "INFORMATION CONCERNING PDLP".

THE GENERAL PARTNER

    The General Partner is a corporation incorporated pursuant to the ABCA as a direct wholly-owned subsidiary of the Trust. The General Partner is the managing partner of PDLP.

AMALGAMATIONCO

    AmalgamationCo will be the continuing entity resulting from the amalgamation of AcquisitionCo and PD Amalco following the Effective Date. AmalgamationCo will become an indirect subsidiary of the Trust through PDLP. AmalgamationCo will continue the existing business of Precision.

    Pursuant to the Administration Agreement, AmalgamationCo will provide certain administration and support services to the Trust. See "INFORMATION CONCERNING THE TRUST -- ADMINISTRATION AGREEMENT".

    AmalgamationCo will make distributions to PDLP in the form of dividends or returns of paid up capital on its common shares and interest payments on the AmalgamationCo Debt.

STOCK EXCHANGE LISTING APPROVAL

    It is a condition to the completion of the Arrangement that the TSX and the NYSE shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. See "THE ARRANGEMENT -- STOCK EXCHANGE LISTING APPROVAL".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    This Information Circular contains a summary of certain Canadian federal income tax consequences generally applicable to Shareholders (other than Electing Eligible Shareholders) under the Arrangement and Trust Unitholders holding Trust Units. The following comments are qualified in their entirety by that summary in the Information Circular. See "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS". This Information Circular does not contain an opinion regarding the Canadian federal income tax considerations that will apply to an Optionholder or an Eligible Shareholder who elects to receive Exchangeable LP Units under the Arrangement and Eligible Shareholders contemplating making such an election should first consult their own tax advisors. Securityholders should consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units or Weatherford Shares.

    The combined Canadian federal income tax consequences of the transactions comprising the Arrangement generally will result in a Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the aggregate FMV of the Trust Units, Weatherford Shares and Special Cash Payment ultimately received on completion of the Arrangement exceeds (or is less than) the aggregate ACB of such Shareholder's Common Shares and any reasonable costs of disposition.

    A Trust Unitholder who is a Resident generally will be required to include in income for a particular taxation year the portion of the net income of the Trust for a taxation year, including net realized taxable capital gains, that is paid or is payable to the Trust Unitholder in the Trust Unitholder's particular taxation year whether such portion is received in cash, additional Trust Units or otherwise.

    A holder who is not a Resident generally will not be subject to tax in respect of any capital gain realized on a disposition of a Common Share or Trust Unit (whether on sale, redemption, by virtue of capital distributions in excess of a Trust Unitholder's ACB or otherwise) unless such property constitutes "taxable Canadian property" for purposes of the Tax Act of the holder and no relief is available to the holder under the provisions of an income tax convention between Canada and the holder's jurisdiction of residence. All amounts that the Trust pays or credits, or is deemed to pay or credit, to a Non-Resident Trust Unitholder, which otherwise would be included in the income of such Non-Resident Trust Unitholder (determined in accordance with the Tax
Act) will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under an applicable income tax convention.

    The Trust Units will be qualified investments for Exempt Plans and RESPs provided that the Trust is a mutual fund trust under the Tax Act

NON-CANADIAN INCOME TAX CONSIDERATIONS

    This Information Circular does not contain a summary of the non-Canadian income tax consequences of the Arrangement on Optionholders, Shareholders or Trust Unitholders who are subject to income tax outside of Canada, other than United States federal income tax considerations. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

    This Information Circular contains a summary of the principal United States federal income tax consequences under the Code generally applicable to U.S. Holders (as defined in the section "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS") of Common Shares that exchange Common Shares for AcquisitionCo Weatherford Notes and AcquisitionCo Trust Notes and exchange such notes for Trust Units, Weatherford Shares and the Special Cash Payment pursuant to the Arrangement. See "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS".

SELECTED PRO FORMA FINANCIAL INFORMATION FOR THE TRUST

    The following is a summary of selected pro forma financial information for the assets owned, directly or indirectly, on a consolidated basis by the Trust following the completion of the Weatherford Transaction, the sale of CEDA International Corporation and the Arrangement, for the periods indicated. The following should be read in conjunction with the pro forma financial statements of the Trust and the notes thereto attached as Appendix G to the Information Circular. See "SELECTED PRO FORMA FINANCIAL INFORMATION FOR THE TRUST".

                                                                      SIX MONTHS ENDED         YEAR ENDED
                                                                        JUNE 30, 2005       DECEMBER 31, 2004
                                                                      ----------------      -----------------
                                                                         (UNAUDITED)          (UNAUDITED)
                                                                           (000'S)                (000'S)
     Total Revenues..........................................           $   541,302          $  1,028,488
     Direct operating, selling and administrative expenses...           $   336,439          $    641,337
     Operating income........................................           $   205,381          $    395,251
     Net earnings............................................           $   110,418          $    216,190

                                                            AS AT
                                                        JUNE 30, 2005
                                                        -------------
                                                         (UNAUDITED)
                                                           (000'S)
                                     Total assets..     $   1,446,336
                                     Total debt....     $      72,000

PRO FORMA DISTRIBUTABLE CASH

    The following is a summary of selected pro forma financial information for the Trust. It reflects funds generated from the assets owned, directly or indirectly, by AmalgamationCo following the completion of the Weatherford Transaction, the sale of CEDA International Corporation and the Arrangement, for the periods indicated. See "DISTRIBUTION POLICY -- PRO FORMA DISTRIBUTABLE CASH".

    Management of the Trust and Precision have provided the following analysis to assist Shareholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Trust Unitholders and holders of Exchangeable LP Units had the Trust been in existence for the year ended December 2004. This analysis was prepared on the assumption that the Arrangement had been completed, that AmalgamationCo had retained all of Precision's business, other than CEDA International Corporation and the assets sold to Weatherford and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Precision has, based on its review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amounts shown below.

    THE PRO FORMA INFORMATION IS NOT A FORECAST OR A PROJECTION OF FUTURE RESULTS. THE ACTUAL RESULTS OF OPERATIONS OF THE TRUST FOR ANY PERIOD FOLLOWING THE EFFECTIVE DATE WILL VARY FROM THE AMOUNTS SET FORTH IN THE FOLLOWING ANALYSIS, AND THESE VARIATIONS MAY BE MATERIAL.

                                                                                    PRO FORMA YEAR ENDED
                                                                                      DECEMBER 31, 2004
                                                                               -------------------------------
                                                                               (000'S EXCEPT PER UNIT AMOUNTS)
         Funds provided from operations(1)................................               $   384,107
         Deduct:
           Provision for capital expenditures(2)..........................               $   112,770
         Cash available for distribution(3)...............................               $   271,337
         Number of Trust Units and Exchangeable LP Units..................                   125,696
         Distributable Cash per Trust Unit and Exchangeable LP Unit
           for the period.................................................               $      2.16
         Distributable Cash per Trust Unit and Exchangeable LP Unit
           per month......................................................               $      0.18

__________

NOTES:

(1) Funds provided from operations has been defined as cash provided from operations before changes in non-cash working capital items and debt repayment premiums.

(2) Capital expenditures represent Precision's actual capital expenditures for 2004.

(3) Cash available for distribution is not recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities. Management believes that in addition to net earnings, cash available for distribution is a useful supplemental measure as it provides an indication of cash distributions to be made by the Trust.

                                 THE ARRANGEMENT

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

    Over the past two years, the Precision Directors and senior management have studied various alternatives to its existing business plan with a view to maximizing shareholder value. In early 2005, the Precision Directors requested that management of Precision undertake a detailed examination of possible strategic alternatives available to Precision. To assist with the review, management retained the services of Borden Ladner Gervais LLP as Canadian corporate and securities law advisors and Felesky Flynn LLP as Canadian tax advisors. At its meeting on February 9, 2005, the Precision Directors formally began the process of looking at strategic alternatives for Precision and its divisions.

    Following a review by the Precision Directors of the credentials of several financial advisory firms, on March 10, 2005, Precision engaged UBS Investment Bank as the exclusive financial advisor and capital markets advisor to the Precision Directors in connection with Precision's review of certain strategic and financial alternatives. The Precision Directors also retained independent legal advisors in connection with this strategic review process.

    The Precision Directors met with UBS Investment Bank and its legal advisors on April 7, 2005 to discuss alternatives available for the enhancement of Shareholder value. The Precision Directors considered a broad range of options, including the continuation of Precision's then current business plan, the sale of all or some of Precision's divisions, the acquisition of other businesses and the reorganization of all or some of Precision's divisions into an income trust structure.

    On May 2, 2005, UBS Investment Bank submitted a final comprehensive report to the Precision Directors. Shortly after the receipt of the UBS Investment Bank's final report, on May 2, 2005, Precision and Weatherford commenced negotiations regarding the sale of Precision's Energy Services Division and its International Contract Drilling Division.

    On June 6, 2005, Precision entered into an agreement to sell its Energy Services and International Contract Drilling Divisions to Weatherford for consideration of $1.13 billion of cash and 26 million common shares of Weatherford. The Weatherford transaction was the first result of an extensive process undertaken by the Precision Directors to explore avenues of value creation for Shareholders. After careful consideration of various strategic alternatives, the Precision Directors determined that the Weatherford opportunity was the best for Shareholders and the employees of the affected divisions. On June 15, 2005, Precision announced that it was undertaking an examination of available strategic alternatives with respect to its Canadian contract drilling, service rig, snubbing, rentals and related services businesses, including an evaluation of the viability of converting Precision's remaining Canadian business into an income trust. On August 31, 2005, Precision announced the closing of the Weatherford Transaction and the pending sale of CEDA International Corporation for $273 million.

    Having considered several alternatives to maximize shareholder value, and having regard to the completion of the Weatherford Transaction and the sale of CEDA International Corporation, senior management of Precision concluded that the reorganization of the remaining business of Precision into an income trust may be the best alternative available to Precision. On June 23, 2005, FirstEnergy was engaged as financial advisor to Precision in respect of the evaluation of a potential reorganization of Precision's business into an income trust.

    Management, with the assistance of Precision's legal, tax and financial advisors, then undertook an extensive review of the merits of a proposed reorganization of Precision, including a review of:

        (a) the current environment for, and trading levels of, comparable income funds;

        (b) Precision's business prospects;

        (c) the suitability of Precision's assets for an income trust;

        (d) Precision's  requirements  for equity capital to fund future growth;
    and

        (e) the potential impact of various policy options open to the federal government with respect to income trusts and other flow-through entities generally.

    After extensive review and discussion, management, with the assistance of Precision's legal, tax and financial advisors, developed a plan for the potential reorganization of Precision's business into an income trust.

    Management presented its analysis to the Precision Directors on July 27, 2005. The presentation included management's recommendation that Precision take the steps necessary to convert its business into an income trust and concurrently distribute the Weatherford Shares and Special Cash Payment to Shareholders pursuant to a plan of arrangement that would be submitted to Shareholders for approval.

SPECIAL COMMITTEE COMPOSITION AND MANDATE

    On July 27, 2005, the Precision Directors established a Special Committee made up of all the independent directors of Precision, namely W.C. (Mickey) Dunn, Robert J.S. Gibson, Patrick M. Murray, Fred W. Pheasey, Robert L. Phillips and H. Garth Wiggins.

    The Precision Directors determined that the mandate of the Special Committee would be, among other things, to:

        (a) review the proposed reorganization transaction pursuant to which Precision would become a subsidiary of an open-ended investment trust through a plan of arrangement;

        (b) determine whether such a reorganization transaction is fair and reasonable to the Shareholders and in the best interests of Precision as a whole;

        (c) make such recommendations to the Shareholders with respect to the proposed reorganization transaction as the Special Committee considers appropriate or advisable;

        (d) if appropriate, to advise management of Precision and the Precision Directors with respect to any revisions to the structure of the reorganization transaction that the Special Committee considers necessary or advisable in response to matters or issues of concern to the Special Committee;

        (e) review and comment upon all information circulars or other documents mailed or delivered to Shareholders in connection with the reorganization transaction and, in particular, to approve those portions of such circulars and other documents which pertain to the Special Committee, the fairness opinion and any other opinions provided to the Special Committee and the recommendations of the Special Committee to the Precision Directors and the Shareholders; and

        (f) ensure that the Shareholders are provided with sufficient information with respect to the reorganization transaction and the business and affairs of Precision so as to enable them to make an informed decision with respect to the reorganization transaction at any meeting of the Shareholders called to consider the reorganization transaction.

DELIBERATIONS OF THE SPECIAL COMMITTEE

    The Special Committee held its first meeting on August 3, 2005. At that meeting the Special Committee selected H. Garth Wiggins as its chairman, discussed retaining appropriate legal and financial advisors and considered its mandate. Following the meeting, the Special Committee retained Osler, Hoskin & Harcourt LLP as its special legal counsel. The Special Committee also clarified with FirstEnergy that it would report and receive direction from the Special Committee in its capacity as financial advisor to Precision. A general discussion was also held on the relative merits of an income trust reorganization as compared to other alternatives to enhance shareholder value.

    The Special Committee held its second meeting on August 19, 2005. At that meeting the Special Committee's financial advisors, legal counsel and Precision's management outlined and described the proposed reorganization of Precision's business into an income trust structure.

    The Special Committee held its third meeting on August 29, 2005, at which time, among other things, it considered and discussed the proposed income trust structure, the proposed distribution policy of the Trust and certain governance matters.

    Throughout its term, the Special Committee's legal counsel attended meetings of the working group of Precision's managers and their advisors and reported to the Special Committee. The Special Committee also raised and discussed through its Chairman and legal counsel numerous matters with Precision's management, outside counsel and tax, accounting and financial advisors with respect to the proposed income trust reorganization transaction.

CONCLUSIONS AND RECOMMENDATIONS OF THE SPECIAL COMMITTEE

    On September 6, 2005, after an extensive review of, among other things, the alternatives available to Precision to enhance shareholder value, the trading levels for units of income trusts that have converted to an income trust structure from a corporate structure, the suitability of Precision's financial position and ongoing cash-flows available for distribution to Unitholders and Precision's business prospects after completion of the Weatherford Transaction and the sale of CEDA International Corporation, the Special Committee concluded that Shareholder value could be enhanced by converting Precision to an income trust structure pursuant to the proposed reorganization transaction and unanimously recommended to the Precision Directors that Precision proceed with the proposed reorganization transaction and that the Precision Directors recommend to Securityholders that they vote in favour of the reorganization transaction.

    The Special Committee based its recommendation on a number of factors, including an opinion from FirstEnergy that the consideration under the Arrangement is fair from a financial point of view to the Securityholders. The Special Committee also considered the mechanics, structure and timing of implementation of the Arrangement, including the availability of rights to Securityholders to dissent to the Arrangement, and the associated transfer of the Weatherford Shares and the Special Cash Payment to Shareholders pursuant to the Arrangement. Other factors that were considered included:

    o Precision's business has historically delivered high levels of free cash-flow;

    o Precision has a strong market position and Precision has addressed to the satisfaction of the Special Committee the structure and management of Precision and the Trust following the completion of the reorganization of Precision's business into an income trust;

    o the income trust structure resulting from the reorganization will enable Precision to reduce cash taxes at the corporate level, thereby increasing the amount of cash available for distribution to Unitholders;

    o the conversion to an income trust structure is expected to result in more favourable trading levels of the units of the proposed trust compared to the existing Common Shares;

    o cash distributions to Unitholders are expected to provide an attractive return while allowing Precision to continue to maintain its existing assets after completion of the Weatherford Transaction and the sale of CEDA International Corporation;

    o it is anticipated that the combined value of the Weatherford Shares and the Special Cash Payment plus the market value of the Trust Units will be greater than the market value of the Common Shares.

    A wide variety of information and numerous factors were considered by the Special Committee in connection with its analysis of whether to reorganize the business of Precision into an income trust in the manner provided in the Plan. In reaching its conclusions and in formulating its recommendations to the Precision Directors, the Special Committee placed greater emphasis on the fairness opinion of FirstEnergy than any other factor.

EFFECT OF THE ARRANGEMENT

    On September 15, 2005 there were 123,771,036 Common Shares outstanding. In addition, 4,293,200 Common Shares were issuable pursuant to outstanding Options.

    The purpose of the transactions contemplated by the Arrangement Agreement are to convert Precision and its business from a corporate structure to an income trust structure and to facilitate the transfer of the Weatherford Shares and the Special Cash Payment to Shareholders. Upon completion of the Arrangement Shareholders (other than Dissenting Shareholders) will receive Trust Units or Exchangeable LP Units or, in certain circumstances, a combination of Trust Units and Exchangeable LP Units together with their pro-rata share of the Weatherford Shares and Special Cash Payment for their Common Shares.

    The Exchangeable LP Units are intended to be, to the extent possible, the economic and voting equivalent of Trust Units and will be exchangeable for Trust Units on a one-for-one basis. The maximum number of Exchangeable LP Units that may be issued will be that number which in the aggregate has a FMV equal to the Aggregate Permitted Exchange Amount. If Eligible Shareholders elect to receive such number of Exchangeable LP Units as would result in greater than the maximum number of Exchangeable LP Units being issued, the Exchangeable LP Units will be prorated in the manner provided in the Plan and Eligible Shareholders will receive Trust Units in lieu of Exchangeable LP Units for any amounts elected by them in excess of their pro-rata share. Each Exchangeable LP Unit will be entitled to the same monthly cash distributions as a Trust Unit. Shareholders who are not Eligible Shareholders will only be eligible to receive Trust Units in exchange for their Common Shares. Any non-Eligible Shareholder who elects to receive Exchangeable LP Units will be deemed to have elected to receive only Trust Units on completion of the Arrangement. For details regarding the Trust Units, see "DECLARATION OF TRUST AND DESCRIPTION OF UNITS". For details regarding the Exchangeable LP Units, see "INFORMATION CONCERNING PDLP -- PARTNERSHIP UNITS -- EXCHANGEABLE LP UNITS".

    All unexercised vested and unvested Options will be converted into an equal number of newly vested options (the "NEW OPTIONS") which will expire at 4:30 p.m. (Calgary time) on the 15th day after the Effective Date and give Optionholders the right to purchase a Trust Unit at the New Exercise Price. In addition, the Arrangement provides that each New Option will be amended to allow the Optionholder to surrender all or a portion of their New Options for cash in an amount equal to the difference between the closing price of the Trust Units on the TSX on the day prior to the day the Optionholder elects to surrender their New Options for cash and the New Exercise Price, multiplied by the number of New Options being surrendered (the "CASH-OUT RIGHT"). In addition, and at the same time as electing the Cash-Out Right, the Optionholder may also elect to use all or a portion of the net cash amount to be received (after withholding tax has been deducted) to acquire Trust Units for a price equal to the closing price of the Trust Units on the TSX on the day prior to the day the Optionholder elects to use the net cash amount received to acquire Trust Units. All rights granted under the New Options will terminate on the 15th day following the Effective Date.

    Although senior management of Precision will change effective as of the Effective Date, the existing operations management team will remain and continue as the operations management of AmalgamationCo. See "TRUSTEES, DIRECTORS AND MANAGEMENT".

    On the 16th day following the Effective Date, PD Amalco will amalgamate with AcquisitionCo to form AmalgamationCo, after which all of the common shares of AmalgamationCo will be owned directly by PDLP, and indirectly by the Trust and holders of Exchangeable LP Units. AmalgamationCo will continue the business and operations currently comprising Precision's Canadian contract drilling, service rig, snubbing, rentals and related services businesses.

    The following  diagram sets out the simplified  organizational  structure of
the  Trust,   AmalgamationCo  and  the  other  entities   participating  in  the
Arrangement following the Effective Time and the Amalgamation:

                        (ORGANIZATIONAL STRUCTURE CHART)
__________
NOTE:

(1) Exchangeable LP Units will be exchangeable for Trust Units at the option of the holder on a one-for-one basis, will be entitled to vote with Trust Unitholders pursuant to the Special Voting Unit and will be entitled to the same distributions of cash per unit as made on a Trust Unit.

    For further information  regarding the Trust,  AmalgamationCo,  PDLP and the
General Partner, please refer to "INFORMATION CONCERNING THE TRUST", "INFORMATION CONCERNING AMALGAMATIONCO", "INFORMATION CONCERNING PDLP" and "INFORMATION CONCERNING THE GENERAL PARTNER".

DETAILS OF THE ARRANGEMENT

    The proposed Arrangement will result in PDLP indirectly owning all of Precision's existing business and making regular monthly Distributions to Trust Unitholders.

ARRANGEMENT STEPS

    On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order, unless otherwise stated, without any further act or formality:

        (a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Securityholders other than the right to be paid the fair value of their Common Shares and Options by AcquisitionCo;

        (b) the stated capital of each class of outstanding shares of each of the Specified Subsidiaries shall be reduced, without any distribution of property by the respective corporations, to $1.00;

        (c) Common Shares held by each Non-Electing Shareholder shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the issuance to such Non-Electing Shareholder by AcquisitionCo of:

        (i) an AcquisitionCo Weatherford Note; and

        (ii) an AcquisitionCo Trust Note,

    and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and AcquisitionCo shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

        (d) concurrently with (c) above, Precision and each of the Specified Subsidiaries shall amalgamate and continue as one corporation, PD Amalco, upon the following terms and conditions:

        (i) the name of PD Amalco shall be "Precision Drilling Corporation";

        (ii) the registered office of PD Amalco shall be located at the registered office of Precision at the Effective Date;

        (iii) there shall be no restrictions on the business PD Amalco may carry on or on the powers it may exercise;

        (iv) PD Amalco shall be authorized to issue an unlimited number of common shares;

        (v) the minimum number of directors of PD Amalco shall be one and the maximum number of directors shall be 11, the number of directors from time to time being determined by resolution of the directors of PD Amalco;

        (vi) on the Effective Date, the number of directors of PD Amalco shall be seven. The first directors of PD Amalco, who shall hold office until the first annual meeting of the shareholders of PD Amalco or until his successors are duly appointed, shall be the persons whose name and address appears below:

                         NAME                           ADDRESS                      RESIDENT CANADIAN
           ------------------------------------------------------------------------------------------------
                W.C. (Mickey) Dunn.....       Edmonton, Alberta, Canada                   Yes
                Robert J.S. Gibson.....       Calgary, Alberta, Canada                    Yes
                Patrick M. Murray......       Dallas, Texas, USA                          No
                Fred W. Pheasey........       Edmonton, Alberta, Canada                   Yes
                Robert L. Phillips.....       Vancouver, British Columbia, Canada         Yes
                Hank B. Swartout.......       Calgary, Alberta, Canada                    Yes
                H. Garth Wiggins.......       Calgary, Alberta, Canada                    Yes

    (vii) the by-laws of PD Amalco shall be the by-laws of Precision until repealed, amended or altered;

        (viii) the Articles of Amalgamation of PD Amalco shall otherwise be as set out in Schedule A to the Plan;

        (ix) the issued and outstanding shares in the capital of Precision and each of the Specified Subsidiaries shall be exchanged or cancelled as follows:

        A. each issued Common Share shall be converted into one common share of PD Amalco; and

        B. each issued share of the Specified Subsidiaries shall be cancelled without any repayment of capital in respect thereof, and

        (x) the amount added to the stated capital for the common shares of PD Amalco shall be equal to the stated capital of the Common Shares immediately prior to the Amalgamation;

        (e) the AcquisitionCo Trust Note received by each Non-Electing Shareholder in (c) above will be transferred to the Trust in exchange for that number of Trust Units equal to the number of Common Shares transferred by each Non-Electing Shareholder to AcquisitionCo in (c) above;

        (f) the Trust will contribute the AcquisitionCo Trust Notes received by it in (e) above and all of the shares the Trust holds of AcquisitionCo to PDLP in exchange for that number of PDLP A Units equal to the number of Trust Units issued to Non-Electing Shareholders in (e) above;

        (g) Common Shares held by each Electing Eligible Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, PDLP free and clear of all liens, claims and encumbrances in exchange for the issue to the Electing Eligible Shareholder by PDLP of:

        (i) a PDLP Weatherford Note;

        (ii) if the aggregate Elected Amount of the Common Shares of the Electing Eligible Shareholder is equal to the principal amount of that Shareholder's PDLP Weatherford Note, the Electing Eligible Shareholder shall be entitled to that number of Exchangeable LP Units equal to the number of Common Shares held by such Electing Shareholder (subject to the pro-rationing of the Exchangeable LP Units set forth in subparagraph (g)(iv) below);

        (iii) if the aggregate Elected Amount of the Common Shares of the Electing Eligible Shareholder is more than the principal amount of that Shareholder's PDLP Weatherford Note, the Electing Eligible Shareholder, subject to the pro-rationing of Exchangeable LP Units described in (g)(iv) below, shall be entitled to that number of Exchangeable LP Units equal to the number of Common Shares being transferred by such Electing Shareholder multiplied by a fraction, the numerator of which shall be the Common Share Fair Market Value less the Elected Amount of each of the Common Shares transferred to PDLP by the Electing Eligible Shareholder, and the denominator of which shall be the Residual Value per Share (with such number of Exchangeable LP Units rounded up to the nearest whole number);

        (iv) if the aggregate of the Exchangeable LP Units issuable to the Electing Eligible Shareholders pursuant to subparagraphs (g)(ii) and (iii) above is greater than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units issuable to each of the Electing Eligible Shareholders shall be reduced rateably (rounded to the nearest whole number) based on the number of Exchangeable LP Units otherwise determined pursuant to subparagraphs (g)(ii) and (iii) above so that the actual aggregate number of Exchangeable LP Units issuable to all the Electing Eligible Shareholders is equal to the Exchangeable LP Unit Limit;

        (v) each Electing Eligible Shareholder shall receive a PDLP Trust Note in a principal amount equal to the Residual Value Per Share multiplied by the difference between the total number of Common Shares being transferred by the Electing Eligible Shareholder and the number of Exchangeable LP Units that such Electing Eligible Shareholder is entitled to receive;

    and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the registers of holders of Exchangeable LP Units and PDLP shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

        (h) the PDLP Trust Notes received by each Electing Eligible Shareholder in (g) above will be transferred to the Trust in exchange for that number of Trust Units equal to the principal amount of such PDLP Trust Notes divided by the Residual Value Per Share;

        (i) the Trust will contribute the PDLP Trust Notes received by it in (h) above to PDLP in exchange for that number of PDLP A Units equal to the number of Trust Units issued to the Electing Eligible Shareholders in (g) above;

        (j) PDLP will transfer the Common Shares acquired by it in (g) above to AcquisitionCo in exchange for:

        (i) the assumption by AcquisitionCo of PDLP's obligation under the PDLP Weatherford Notes issued in (g)(i) above;

        (ii) the AcquisitionCo Debt; and

        (iii)common shares of AcquisitionCo;

        (k) each Option in respect of a particular Option Agreement, whether vested or unvested, will be exchanged for that number of newly vested options (the "NEW OPTIONS") determined as follows:

        (i) where the New Exercise Price is a positive number, for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit which may be exercised by the Optionholder paying the New Exercise Price for each Trust Unit acquired pursuant to the New Option;

        (ii) where the New Exercise Price is nil, for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit for no consideration which may be exercised by the Optionholder notifying the Trust that the Optionholder wishes to acquire Trust Units pursuant to the New Options;

        (iii) where the New Exercise Price is a negative number (the "EXCESS" expressed as a positive number), for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit for no consideration plus that fraction of a New Option to acquire one Trust Unit for no consideration equal to the Excess divided by the Average Opening Trust Unit Trading Price, provided that if the aggregate number of New Options that would be received by a particular Optionholder for all of the Option Agreements of such Optionholder aggregates to an amount that includes a fraction, the number of New Options will be rounded down to the nearest whole number, which may be exercised by the Optionholder notifying the Trust that the Optionholder wishes to acquire Trust Units pursuant to the New Options.

    Each New Option will expire at 4:30 p.m. (Calgary Time) on the 15th day after the Effective Date. If an Optionholder elects to acquire Trust Units pursuant to this subparagraph (k) the Trust will issue Trust Units to the Optionholder.

        (l) AcquisitionCo will acquire from PD Amalco the Weatherford Shares and the aggregate amount of the Special Cash Payment for a non-interest bearing demand promissory note in the principal amount equal to 26 million multiplied by the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value and the aggregate amount of the Special Cash Payment;

        (m) AcquisitionCo will acquire for cancellation the PDLP Weatherford Notes and the AcquisitionCo Weatherford Notes from the holders thereof in exchange for each holder's Pro-rata Portion of Special Cash Payment and their Weatherford Share Equivalent;

        (n) the terms of each New Option, applicable separately to each New Option shall be amended to provide the holder thereof with the right, commencing on the day following the day the Trust Units commence trading on the TSX, until 4:30 p.m. (Calgary time) on the 15th day after the Effective Date (the "CASH SURRENDER TIME") to surrender any portion of New Options for cash in an amount equal to

    [A -- B] x the number of New Options surrendered (with respect to each particular New Option)

    where,

    A = the closing price of the Trust Units on the TSX on the last day on which the Trust Units traded prior to the surrender of the New Options for cash;

    B = the New Exercise Price, provided it is a positive amount, or nil if the New Exercise Price is nil or a negative amount, applicable to the particular New Option surrendered;

    and all amounts so determined for all of the New Options surrendered shall be aggregated and paid net of tax required to be withheld pursuant to the Tax Act.

    If the Optionholder exercises the right to surrender New Options for cash, such Optionholder will also have the right to elect to use all or a portion of the aggregate cash to be received from all of their surrendered New Options less any amount required to be withheld pursuant to the Tax Act or other applicable legislation, (the "NET CASH AMOUNT") to acquire that number of whole Trust Units (rounded down, if necessary) equal to the Net Cash Amount applicable to a particular Optionholder divided by A (described in the above formula). If an Optionholder has not exercised the right to surrender New Options for cash prior to the Cash Surrender Time, the right to so surrender New Options for cash will terminate. If an Optionholder elects to acquire Trust Units and pays the price therefor as determined in this subparagraph (n) the Trust will issue Trust Units to the Optionholder; and

    (o) the Trust shall issue the Special Voting Unit,

provided that if any of the foregoing steps in (a) through (o) fails to occur or complete then all of such steps will be deemed not to have occurred.

    On the 16th day following the Effective Date, AcquisitionCo and PD Amalco will amalgamate and continue as one corporation, AmalgamationCo.

POST ARRANGEMENT STRUCTURE

    Following the Arrangement steps and the Amalgamation:

        (a)  the  former   Securityholders  will  own  all  of  the  issued  and
    outstanding Trust Units;

        (b) the former Shareholders will own an aggregate of 26 million Weatherford Shares and receive cash of up to $850 million in aggregate;

        (c) Electing Eligible Shareholders will own all of the issued and outstanding Exchangeable LP Units;

        (d) the Trust will own all of the issued and outstanding PDLP A Units;

        (e) the Trust will own all of the issued and outstanding shares of the General Partner;

        (f) PDLP will own all of the issued  and  outstanding  common  shares of
    AmalgamationCo,   the   successor   corporation   to   Precision   and   the
    AmalgamationCo Debt; and

        (g) PDLP will hold, indirectly, all of the assets currently held, directly or indirectly, by Precision.

ARRANGEMENT AGREEMENT

    The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Precision, the Trust, the General Partner, PDLP and AcquisitionCo and various conditions precedent, both mutual and with respect to each corporation, partnership and trust.

    The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made to that Appendix for the full text thereof.

CONDITIONS TO THE ARRANGEMENT BECOMING EFFECTIVE

    The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

        (a) the Arrangement must be approved by the Securityholders of Precision voting at the Meeting;

        (b) the Arrangement must be approved by the Court pursuant to the Final Order;

        (c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

        (d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

APPROVALS AND CONDITIONS

SECURITYHOLDER APPROVAL

    Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders and Optionholders, voting together as a single class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

COURT APPROVALS

INTERIM ORDER

    On September 29, 2005 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

FINAL ORDER

    The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Securityholders at the Meeting in the manner required by the Interim Order, Precision will make application to the Court for the Final Order.

    The application for the Final Order approving the Arrangement is scheduled to be heard on Monday, October 31, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 -- 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving on Precision a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on Monday, October 24, 2005. Service of a Notice of Intention to Appear and related materials to Precision shall be effected by sending them to the solicitors for
Precision: Borden Ladner Gervais LLP, 1000, 400 -- 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David T. Madsen. See "NOTICE OF PETITION".

    The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, and are being issued to Shareholders in the United States in reliance on the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act and accordingly the Trust Units issued pursuant to the Arrangement will not require registration under the 1933 Act.

    Precision has been advised by its counsel, Borden Ladner Gervais LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, or the terms and conditions imposed by the Court, Precision or the Trust may determine not to proceed with the Arrangement.

CONDITIONS PRECEDENT TO THE ARRANGEMENT

    The respective obligations of the parties to the Arrangement Agreement to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfilment or satisfaction, on or before the Effective Date, of a number of conditions. These conditions include, without limitation:

        (a) the Arrangement Resolution shall have been approved at the Meeting by not less than two-thirds of the votes by the Securityholders in accordance with the provisions of the Interim Order and any applicable laws;

        (b) the Final Order shall have been obtained in form and substance satisfactory to each of the parties to the Arrangement Agreement acting reasonably and shall not have been set aside or modified in a manner unacceptable to the parties acting reasonably, on appeal or otherwise;

        (c) the Registration Statement in respect of the transfer of the Weatherford Shares to Shareholders shall have been filed with and declared effective by the U.S. Securities and Exchange Commission;

        (d) all necessary documents filed with the Registrar in accordance with the Plan shall be in form and substance satisfactory to each of the parties to the Arrangement Agreement acting reasonably and shall have been accepted for filing by the Registrar together with the Articles of Arrangement in accordance with Section 193 of the ABCA;

        (e) there shall have been no action taken under any applicable law and there shall not be in force any order or decree of any governmental authority that:

        (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement;

        (ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement; or

        (iii) imposes or confirms material limitations on the ability of: (A) the Trust to effectively exercise full rights of ownership of the securities of the General Partner including, without limitation, the right to vote any such securities; (B) the Trust to exercise full rights of ownership of the PDLP A Units, including, without limitation, the right to vote any such securities; (C) PDLP to exercise full rights of ownership of securities of AcquisitionCo (and after giving effect to the Arrangement, AmalgamationCo), including, without limitation, the right to vote such securities;

        (f) there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of Precision as contemplated by the Plan, including the manner in which distributions made to holders of Trust Units or Exchangeable LP Units are taxed;

        (g) all necessary third party and other consents, approvals and authorizations with respect to the transactions contemplated by the Arrangement Agreement (including, without limitation, orders of applicable governmental authorities for the issuance of Exchangeable LP Units and the exchange of Exchangeable LP Units for Trust Units and the PDLP Weatherford Notes for Weatherford Shares) shall have been completed or obtained;

        (h) the Precision Directors shall not have determined to terminate the Arrangement Agreement in accordance with the Arrangement Resolution as a result of the number of Securityholders, if any, who exercise Dissent Rights or otherwise; and

        (i) the approval of the TSX and the NYSE to the conditional listing of the Trust Units shall have been obtained, subject only to the filing of required documents and fees.

    On the conditions being fulfilled or waived, Precision intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

    Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Precision Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

FAIRNESS OPINION

    On September 6, 2005, the Precision Directors received a verbal opinion from FirstEnergy, its independent financial advisor, stating that, in the opinion of FirstEnergy, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders. FirstEnergy confirmed its verbal opinion to the Precision Directors on September 22, 2005.

    A copy of the Fairness Opinion is attached as Appendix E to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

    The Precision Directors concur with the views of FirstEnergy. Those views were an important consideration in the decision of the Precision Directors to proceed with the Arrangement.

RECOMMENDATION OF THE PRECISION DIRECTORS

    THE PRECISION DIRECTORS HAVE CONCLUDED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF PRECISION AND UNANIMOUSLY RECOMMEND THAT SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

    At a meeting on September 6, 2005, the Precision Directors accepted the recommendations of the Special Committee and approved the proposed Arrangement. At a subsequent meeting on September 22, 2005, the Precision Directors authorized:

        (a) Precision to enter into the Arrangement Agreement;

        (b) the application to the Court for the Interim Order; and

        (c) the submission of the Arrangement Resolution to the Securityholders for consideration at the Meeting pursuant to the Interim Order and to the Court for approval.

    A wide variety of factors were considered by the Special Committee in connection with its analysis of whether to reorganize the business of Precision into an income trust in the manner provided in the Plan and in formulating its recommendation to the Precision Directors. In reaching its conclusions and in formulating its recommendations to the Precision Directors, the Special Committee placed greater emphasis on the verbal fairness opinion of FirstEnergy than any other factor. See "BACKGROUND TO AND REASONS FOR THE ARRANGEMENT".

    In reaching their conclusions, the Precision Directors considered the report of the Special Committee, the advice of management and its financial, legal, tax and accounting advisors regarding the features of the income trust structure, with particular emphasis on the advice of professional advisors regarding the tax efficiencies of mutual fund trusts under Canadian federal income tax law.

    Other factors that were considered by the Precision Directors included:

    (a) PRECISION'S BUSINESS HAS HISTORICALLY DELIVERED HIGH LEVELS OF FREE CASH-FLOW.

    The Precision Directors considered the levels of cash-flow available historically and Precision's prospects for continued strong cash-flow. The Precision Directors are comfortable with management's estimates of future cash-flows and the prospects for continued strength in the business.

    (b) PRECISION HAS A STRONG MARKET POSITION.

    Precision's management has addressed to the satisfaction of the Precision Directors that the structure and management of AmalgamationCo and the Trust following the completion of the reorganization of Precision's business into an income trust will assist in preserving its market position.

    (c) THE INCOME TRUST STRUCTURE RESULTING FROM THE REORGANIZATION WILL ENABLE PRECISION TO REDUCE CASH TAXES AT THE CORPORATE LEVEL, THEREBY INCREASING THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.

    In this regard, the Precision Directors relied on the advice of Precision's professional tax advisors and are satisfied that the reorganization will provide a meaningful increase in cash available for distribution to Unitholders. In particular, both the Special Committee and the Precision Directors were influenced by advice from tax advisors that mutual fund trust structures are currently better suited to distribute cash to unitholders than corporations.

    A reorganization of the business of Precision into an income trust structure in the manner contemplated by the plan developed by senior management is generally designed to achieve commercial and tax efficiencies not available to a corporation. These tax efficiencies result from the fact that under Canadian federal income tax law a mutual fund trust, although it is a taxable entity, is generally entitled to deduct, in computing its taxable income for a taxation year, the portion thereof that is paid or becomes payable in that year to its beneficiaries. Therefore, a mutual fund trust that distributes all or substantially all of its income to its beneficiaries generally will not be liable for any material amount of Canadian income tax. By comparison, corporations cannot deduct dividends paid to their shareholders. Therefore, under a corporate structure there is an element of double taxation, with the income being subject to tax in the corporation and dividends generally being taxable to shareholders. However, there can be no assurance that this preference will continue in the future.

    Similarly, the financial advisors to Precision have expressed the view that publicly traded trusts generally enjoy a lower cost of capital than publicly traded corporations. However, there can be no assurance that this preference will continue in the future.

    (d) THE CONVERSION TO AN INCOME TRUST STRUCTURE FOLLOWING THE WEATHERFORD TRANSACTION AND THE SALE OF CEDA INTERNATIONAL CORPORATION IS EXPECTED TO RESULT IN MORE FAVOURABLE TRADING LEVELS OF THE UNITS OF THE PROPOSED TRUST COMPARED TO THE EXISTING COMMON SHARES.

    The Precision Directors reviewed trading levels of other issuers who have undergone reorganizations of their businesses to convert to income trusts and received advice from Precision's financial advisors that the Trust Units of the trust should trade at a premium to the Common Shares.

    (e) CASH DISTRIBUTIONS TO UNITHOLDERS ARE EXPECTED TO PROVIDE AN ATTRACTIVE RETURN WHILE ALLOWING PRECISION TO CONTINUE TO MAINTAIN ITS EXISTING ASSETS AFTER COMPLETION OF THE WEATHERFORD TRANSACTION AND THE SALE OF CEDA INTERNATIONAL CORPORATION.

    Following discussions with Precision's management and professional advisors, the Precision Directors have considered the amount of cash distributions to Unitholders and believe that sufficient capital will be available to the business to maintain Precision's assets and carry on its undertaking.

    (f) IT IS ANTICIPATED THAT THE COMBINED VALUE OF THE WEATHERFORD SHARES, THE SPECIAL CASH PAYMENT AND THE MARKET VALUE OF THE TRUST UNITS WILL BE GREATER THAN THE VALUE OF THE COMMON SHARES.

    The Precision Directors were strongly influenced as to the fairness of the Arrangement by the fact that an independent investment banking firm reviewed the Arrangement and provided an opinion that the consideration under the Arrangement was fair, from a financial point of view to the Securityholders. This determination of fairness was based on the conclusion that the combined value of the Weatherford Shares, the Special Cash Payment and the market value of the Trust Units following the Arrangement will be greater than the value of the Common Shares.

    In determining to proceed with the Arrangement the Precision Directors considered alternative transactions to maximize Shareholder value. Among the alternatives considered were the sale of Precision as a corporate entity to a third party, the sale of corporate assets to a third party and maintaining the current corporate structure.

    Although the mandate of the Special Committee did not specifically include consideration of all possible alternative transactions, both the Precision Directors and the Special Committee considered the fact that Precision has not received any unsolicited offers to acquire Precision.

    Although third party sales often realize a premium, both the Precision Directors and the Special Committee concluded that, if the Arrangement is consummated, the Unitholders would have materially the same opportunity to benefit from any such premium as they presently have as Shareholders, and that therefore the possibility of an unsolicited offer from a third party does not diminish the fairness of the Arrangement to the Shareholders.

    (g) IT IS ANTICIPATED THAT THE CONVERSION TO AN INCOME TRUST WILL ENHANCE SHAREHOLDER VALUE NOTWITHSTANDING ANY CHANGES IN THE FEDERAL GOVERNMENT'S TAX OR OTHER POLICIES ON INCOME TRUSTS AND FLOW-THROUGH ENTITIES.

    The Precision Directors considered, and received professional advice with respect to, the recent announcements by the federal government of a consultation process to solicit views on the economic impact of flow-through entities and of a moratorium on advance income tax rulings pending completion of the consultation period.

    Prior to the federal government's announcement, Precision applied for an advance tax ruling seeking clarification of the tax consequences of certain elements of the proposed income trust structure resulting from the
    Arrangement. This ruling request was made in order to receive as much assurance as possible from the federal taxation authorities relating to a limited number of issues that have previously been ruled on favourably by the federal tax authorities for other taxpayers. Given such favourable precedents and based on professional advice, the Precision Directors concluded that a favourable ruling was not required to proceed with the Arrangement. Accordingly, the Precision Directors have determined based on the professional advice received that the Arrangement remains in the best interest of Securityholders. In that regard, the Precision Directors have determined to continue to take the necessary steps to implement the Arrangement without a ruling.

    The Precision Directors have also determined, based on professional advice received that, if the Arrangement is consummated, the Trust will continue to provide the benefits to the Unitholders described under "THE ARRANGEMENT -- CONCLUSIONS AND RECOMMENDATIONS OF THE SPECIAL COMMITTEE" notwithstanding any future changes in the government's policies relating to income trusts, and that if any such changes would negatively impact the Trust, at worst such changes should be neutral to current Securityholders.

    Based on these and other factors, the Precision Directors have determined that the proposed reorganization is in the best interests of Precision and accordingly unanimously recommend that the Securityholders of Precision vote in favour of the Arrangement Resolution.

CONFIRMATION OF SUPPORT

    The Precision Directors and senior officers of Precision, who controlled approximately 2.6% of the outstanding Common Shares as at September 15, 2005 (assuming the exercise of Options held by them), have indicated that they intend to vote in favour of the proposed Arrangement Resolution at the Meeting.

TIMING

    If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Precision will apply for the Final Order approving the Arrangement. If the Final Order is obtained on Monday, October 31, 2005 in form and substance satisfactory to Precision and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Precision expects the Effective Date will be on or about November 7, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

    The Arrangement will become effective on the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

    Precision's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on Monday, October 31, 2005 and a delay in receiving notice from the U.S. Securities and Exchange Commission that the Weatherford Registration Statement is declared effective so as to allow the Weatherford Shares to be transferred to Shareholders.

EXCHANGEABLE LP UNIT ELECTION

    Eligible Shareholders will be required to make an election if they wish to receive Exchangeable LP Units as a portion of the consideration for their Common Shares, on completion of the Arrangement. For certain Electing Eligible Shareholders, receiving Exchangeable LP Units may, based on their particular circumstances, provide for certain tax efficiencies. HOWEVER, ELECTING TO RECEIVE EXCHANGEABLE LP UNITS MAY NOT BE APPROPRIATE FOR ALL ELIGIBLE SHAREHOLDERS. NO OPINION HAS BEEN REQUESTED OR OBTAINED BY PRECISION, PDLP OR THE TRUST AS TO THE TAX CONSEQUENCES TO A PARTICULAR ELIGIBLE SHAREHOLDER OF ACQUIRING OR HOLDING EXCHANGEABLE LP UNITS AND NONE OF PRECISION, PDLP OR THE TRUST IS PROVIDING ANY REPRESENTATION AS TO THE TAX CONSEQUENCES OF ACQUIRING OR HOLDING EXCHANGEABLE LP UNITS. ELIGIBLE SHAREHOLDERS WHO ARE CONSIDERING RECEIVING EXCHANGEABLE LP UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS WITH RESPECT TO THE LEGAL AND TAX CONSEQUENCES ASSOCIATED WITH ELECTING THIS

ALTERNATIVE AND THE HOLDING OF EXCHANGEABLE LP UNITS. SEE "RISK FACTORS -- PDLP -- RISKS ASSOCIATED WITH EXCHANGEABLE LP UNITS".

    The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Trust Units and will be exchangeable for Trust Units. HOWEVER, THE EXCHANGEABLE LP UNITS WILL NOT BE LISTED ON THE TSX OR ON ANY OTHER STOCK EXCHANGE OR QUOTATION SYSTEM. IN ADDITION, EXCHANGEABLE LP UNITS WILL NOT BE EXCHANGEABLE FOR A PERIOD OF 180 DAYS FROM THE EFFECTIVE DATE, EXCEPT WITH THE CONSENT OF THE BOARD OF DIRECTORS OF THE GENERAL PARTNER.

    If the Electing Eligible Shareholders elect to take more Exchangeable LP Units than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units to be issued to Electing Eligible Shareholders shall be reduced rateably on the basis more particularly set forth in paragraph (g) of the Plan and, Electing Eligible Shareholders will receive Trust Units in lieu of Exchangeable LP Units to the extent that Exchangeable LP Units are requested but not provided due to that pro-rationing. The Plan provides that the aggregate number of Exchangeable LP Units and Trust Units received by an Electing Eligible Shareholder will be equal to the number of Common Shares disposed of by such Electing Eligible Shareholder. Each Exchangeable LP Unit entitles the holder to one vote at meetings of Unitholders and will be exchangeable for one Trust Unit. Non-Eligible Shareholders will only be eligible to receive Trust Units and their pro-rata share of the Weatherford Shares and the Special Cash Payment in exchange for their Common Shares.

    SHAREHOLDERS WHO ARE NOT DISSENTING SHAREHOLDERS AND WHO DO NOT (I) VALIDLY DEPOSIT WITH THE DEPOSITORY, AT ONE OF THE ADDRESSES NOTED IN THE RELEVANT FORM, A DULY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM AT OR PRIOR TO 5:00 P.M. (CALGARY TIME) ON OCTOBER 27, 2005 OR BEFORE THE SECOND TO LAST BUSINESS DAY IMMEDIATELY PRECEDING ANY ADJOURNMENT(S) OR POSTPONEMENT(S) OF THE MEETING, OR (II) FULLY COMPLY WITH THE REQUIREMENTS OF THE LETTER OF TRANSMITTAL AND ELECTION FORM AND THE INSTRUCTIONS THEREIN IN RESPECT OF THE ELECTION TO RECEIVE EXCHANGEABLE LP UNITS, WILL BE DEEMED TO BE NON-ELECTING SHAREHOLDERS. A COPY OF THE LETTER OF TRANSMITTAL AND ELECTION FORM IS ENCLOSED WITH THIS INFORMATION CIRCULAR.

PROCEDURE FOR EXCHANGE OF SECURITIES

    On or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares to the Depository at one of the offices specified in the Letter of Transmittal and Election Form. WHERE NO ELECTION IS MADE, WHERE THE ELECTION IS NOT PROPERLY MADE OR WHERE THE LETTER OF TRANSMITTAL AND ELECTION FORM OR THE CERTIFICATE(S) REPRESENTING THE COMMON SHARES ARE RECEIVED AFTER THE ELECTION DEADLINE, THE DEPOSITING SHAREHOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE TRUST UNITS AND THEIR PRO-RATA SHARE OF THE WEATHERFORD SHARES AND SPECIAL CASH PAYMENT FOR ALL OF THEIR COMMON SHARES ON COMPLETION OF THE ARRANGEMENT.

    Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

    The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form, is at each holder's risk. Precision recommends that such certificates and documents be delivered by hand to the Depository and a receipt therefor be obtained or that registered mail be used.

    All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Common Shares, must be guaranteed by an Eligible Institution unless otherwise provided. In order to receive Trust Units or Exchangeable LP Units after the Effective Date, Shareholders must submit the certificate(s) for their Common Shares to the Depository.

    Any certificate formerly representing Common Shares that is not deposited with all other documents as required by the Letter of Transmittal and Election Form on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Common Shares, to receive Trust Units or Exchangeable LP Units and any distributions with respect thereto shall be deemed to be surrendered to the Trust, together with all dividends or distributions thereon held for such holder.

TREATMENT OF OPTIONS

    Pursuant to Precision's existing stock option plans there were as at September 15, 2005 outstanding Options to purchase an aggregate of 4,293,200 Common Shares at a weighted average exercise price of approximately $30.00. Based on the closing market price of the Common Shares on the TSX on September 6, 2005, the last trading day prior to the announcement that the Precision Board has approved converting the business of Precision into an income trust structure, all of the Options were "in-the-money" (that is, had an exercise price lower than the market price of the Common Shares). The Options are held by various directors, officers and employees of Precision.

    As at September 1, 2005, Precision had issued 2,677,150 Options which were unexercised and had vested having an in-the-money value of approximately $73 million and had issued 2,790,718 Options which were unexercised and not vested having an in-the-money value of $92.6 million. On September 1, 2005 all employees of Precision, which were to become employees of those entities which were sold to Weatherford pursuant to the Weatherford Transaction were advised that all of their unvested Options would be accelerated and each of those employees would have 30 days to elect to either exercise all of their accelerated and vested Options or take the in-the-money value of all such Options or all of their Options would expire on such 30th day. All such employees described above (the "NEW WEATHERFORD EMPLOYEES") entered into amending agreements giving effect to the foregoing.

    On September 14, 2005 all employees of CEDA International Corporation and its subsidiaries (the "CEDA EMPLOYEES") were given notice similar to the New Weatherford Employees with respect to the acceleration of their unvested options and rights with respect to their accelerated and vested options. Since that time all of those CEDA Employees entered into amending agreements giving effect to those changes.

    As a result, all of the Options of the New Weatherford Employees and the CEDA Employees will be either exercised, cashed out or terminated prior to the Effective Date.

    The Optionholders who are not New Weatherford Employees or CEDA Employees (being referred to as the "REMAINING EMPLOYEES") held unvested Options to purchase 1,385,250 Common Shares, as at September 15, 2005. Also as at September 15, 2005 the Remaining Employees held 2,137,700 vested but unexercised Options.

    Only those Options held by Remaining Employees which are either unexercised or unvested as at the Effective Date will be dealt with as part of the Plan.

    With respect thereto, all vested Options may be exercised so as to receive the same consideration under the Arrangement as holders of Common Shares. Alternatively, pursuant to the Arrangement each unexercised vested and unvested Option will be converted into an equal number of vested New Options which will expire at 4:30 p.m. (Calgary time) on the 15th day after the Effective Date and give Optionholders the right to purchase a Trust Unit at the New Exercise Price. In addition, the Arrangement provides that each New Option will be amended to allow the Optionholder to surrender all or a portion of their New Options for cash in an amount equal to the difference between the closing price of the Trust Units on the TSX on the day prior to the day the Optionholder elects to surrender their New Options for cash and the New Exercise Price, multiplied by the number of New Options being surrendered (the "CASH-OUT RIGHT"). In addition, and at the same time as electing the Cash-Out Right, the Optionholder may also elect to use all or a portion of the net cash amount to be received (after withholding tax has been deducted) to acquire Trust Units for a price equal to the closing price of the Trust Units on the TSX on the day prior to the day the Optionholder elects to use the net cash amount received to acquire Trust Units. All rights granted under the New Options will terminate on the 15th day following the Effective Date.

RIGHTS OF DISSENT

    The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the text of section 191 of the ABCA which is attached to this Information Circular as Appendix H. Pursuant to the Interim Order, Dissenting Optionholders are given rights analogous to rights of Dissenting Shareholders under the ABCA. A Securityholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

    The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at that hearing.

    Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by AcquisitionCo the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last Business Day before the Meeting. A Securityholder may dissent only with respect to all of the

Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. PERSONS WHO ARE BENEFICIAL OWNERS OF SECURITIES REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT, SHOULD BE AWARE THAT ONLY THE REGISTERED OWNER OF SUCH SECURITIES IS ENTITLED TO DISSENT. ACCORDINGLY, A BENEFICIAL OWNER OF SECURITIES DESIRING TO EXERCISE THEIR RIGHT OF DISSENT MUST MAKE ARRANGEMENTS FOR THE SECURITIES THEY BENEFICIALLY OWN TO BE REGISTERED IN THEIR NAME PRIOR TO THE TIME THE WRITTEN OBJECTION TO THE ARRANGEMENT RESOLUTION IS REQUIRED TO BE RECEIVED BY PRECISION OR, ALTERNATIVELY, MAKE ARRANGEMENTS FOR THE REGISTERED HOLDER OF SUCH SECURITIES TO DISSENT ON THEIR BEHALF.

    A DISSENTING  SECURITYHOLDER  MUST SEND TO PRECISION A WRITTEN  OBJECTION TO
THE ARRANGEMENT RESOLUTION, WHICH WRITTEN OBJECTION MUST BE RECEIVED BY PRECISION, C/O BORDEN LADNER GERVAIS LLP, 1000, 400 -- 3RD AVENUE S.W., CALGARY, ALBERTA T2P 4H2, ATTENTION: DAVID T. MADSEN, NOT LATER THAN 5:00 P.M. (CALGARY
TIME) ON THE BUSINESS DAY PRIOR TO THE MEETING. NO SECURITYHOLDER WHO HAS VOTED IN FAVOUR OF THE ARRANGEMENT SHALL BE ENTITLED TO DISSENT WITH RESPECT TO THE ARRANGEMENT. An application may be made to the Court by AcquisitionCo or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either AcquisitionCo or a Dissenting Securityholder, AcquisitionCo must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the Precision Directors to be the fair value of the Securities held by the Dissenting Securityholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if AcquisitionCo is the applicant, or within 10 days after Precision is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

    A Dissenting Securityholder may make an agreement with AcquisitionCo for the purchase of his Securities by AcquisitionCo in the amount of AcquisitionCo's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

    A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against AcquisitionCo and in favour of each of those Dissenting Securityholders, and fixing the time within which AcquisitionCo must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder until the date of payment.

    As part of the Arrangement, the Common Shares held by Dissenting Securityholders will be cancelled and such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such Securityholder's Securities in the amount agreed to between AcquisitionCo and the Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Securityholder may withdraw his dissent, or AcquisitionCo may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

    AcquisitionCo shall not make a payment to a Dissenting  Securityholder under section 191 of the ABCA if there are reasonable grounds for believing that AcquisitionCo is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of AcquisitionCo would thereby be less than the aggregate of its liabilities. In such event, AcquisitionCo shall notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to AcquisitionCo within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against AcquisitionCo to be paid as soon as AcquisitionCo is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to Shareholders.

    ALL SECURITIES HELD BY SECURITYHOLDERS WHO EXERCISE THEIR RIGHT OF DISSENT WILL, IF THE HOLDERS ARE ULTIMATELY ENTITLED TO BE PAID THE FAIR VALUE THEREOF, BE DEEMED TO BE TRANSFERRED TO ACQUISITIONCO FOR CANCELLATION IN EXCHANGE FOR SUCH FAIR VALUE AS OF THE EFFECTIVE DATE. IF DISSENTING SHAREHOLDERS ARE ULTIMATELY NOT ENTITLED TO BE PAID THE FAIR VALUE FOR THEIR COMMON SHARES SUCH DISSENTING SHAREHOLDERS WILL BE ISSUED TRUST UNITS EQUAL IN VALUE TO THE FAIR VALUE OF THE HOLDER'S COMMON SHARES. IF DISSENTING OPTIONHOLDERS ARE ULTIMATELY NOT ENTITLED TO BE PAID THE FAIR VALUE FOR THEIR OPTIONS THE OPTIONS HELD BY SUCH DISSENTING OPTIONHOLDERS WILL TERMINATE IN ACCORDANCE WITH THE PROVISIONS OF THE PLAN.

    The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of the parties to the Arrangement Agreement that the Precision Board shall not have determined to terminate the Arrangement Agreement as a result of the number of Securityholders who exercise Dissent Rights.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

    As at September 15, 2005, the directors and officers of Precision owned beneficially, directly or indirectly, or exercised control or direction over, an aggregate of 950,173 Common Shares and 2,258,000 Options, representing 0.77% of the outstanding Common Shares and 52.59% of the outstanding Options, respectively. Each of the directors and officers intend to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting. See "THE ARRANGEMENT -- CONFIRMATION OF SUPPORT".

    Precision has retained FirstEnergy to be financial advisors to Precision and the Precision Directors with respect to the Arrangement. The advisor has received and will receive fees from Precision for services rendered.

EXPENSES OF THE ARRANGEMENT

    The estimated costs to be incurred by Precision relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate approximately $3.0 million.

STOCK EXCHANGE LISTING APPROVAL

    It is a condition to the completion of the Arrangement that the TSX and the NYSE shall have approved the listing of the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date and the payment of fees.

SECURITIES LAW MATTERS

    The PDLP Weatherford Notes, PDLP Trust Notes, AcquisitionCo Weatherford Notes, AcquisitionCo Trust Notes, Trust Units, PDLP A Units, Exchangeable LP Units, common shares of AcquisitionCo and Weatherford Shares to be issued or transferred, as applicable, in exchange for Securities pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Trust Units and Weatherford Shares will generally be "freely tradeable" (other than as a result of any "control block"
restrictions which may arise by virtue of the ownership thereof) under applicable laws of the provinces of Canada and the applicable laws of the United States.

    Following completion of the Arrangement and the Amalgamation, applications will also be made so as to relieve PDLP from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable laws and for an order that AmalgamationCo is deemed to have ceased to be a reporting issuer.

    The Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, and are being issued to Shareholders in the United States in reliance on the exemption from registration provided by section 3(a)(10) of the 1933 Act. Trust Units issued to a former Shareholder who is not an "affiliate" of Precision immediately before the Arrangement, and is not an "affiliate" of the Trust or AmalgamationCo at the time of resale, may be resold in the United States without restriction under the 1933 Act to the same extent as the Common Shares were before the Arrangement. Former Shareholders who are "affiliates" of Precision prior to the Arrangement, or "affiliates" of AmalgamationCo or the Trust after the Arrangement may not re-sell their Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Precision, AmalgamationCo or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Precision, AmalgamationCo or the Trust, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of Trust Units outside Canada to determine the extent of all applicable resale provisions.

LEGAL MATTERS

    Certain legal matters relating to the Arrangement are to be passed on at the Closing by Borden Ladner Gervais LLP and Felesky Flynn LLP, on behalf of Precision. As at September 29, 2005, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares. As at September 29, 2005, the partners and associates of Felesky Flynn LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Felesky Flynn LLP, Canadian federal tax counsel for Precision and the Trust ("TAX COUNSEL"), the following summary fairly describes the principal Canadian federal income tax consequences under the Tax Act to Shareholders (other than Electing Eligible Shareholders) who dispose of their Common Shares pursuant to the Arrangement and ultimately receive Trust Units, Weatherford Shares and cash. This summary is applicable to a Shareholder or Trust Unitholder who, for all purposes of the Tax Act, deals at arm's length (and is not deemed by the Tax Act not to deal at arm's length) with and is not affiliated with Precision or the Trust and holds Common Shares, and will hold Weatherford Shares and Trust Units as capital property. This Information Circular does not contain an opinion regarding the Canadian federal income tax considerations that will apply to an Optionholder or an Eligible Shareholder who elects to receive Exchangeable LP Units under the Arrangement and Eligible Shareholders contemplating making such an election should first consult their own tax advisors. Generally, Common Shares, Weatherford Shares and Trust Units will be considered to be capital property to a holder provided the holder does not use or hold the Common Shares, Weatherford Shares or Trust Units, as the case may be, in the course of carrying on a business of buying or selling securities and did not acquire them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who are Residents and who might not otherwise be considered to hold their Common Shares or Trust Units as capital property may, in certain circumstances, be entitled to have them, and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders contemplating making such an election should first consult their own tax advisors. This summary is not applicable to a Shareholder or Trust Unitholder that is a "financial institution", a "specified financial institution" or to a holder an interest in which would be a "tax shelter investment" all as defined in the Tax Act.

    This summary is based upon the facts set out in the Information Circular, certificates as to certain factual matters provided to Tax Counsel by Precision and the Trust, provisions of the Tax Act in force as of the date of the Information Circular, relevant proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Information Circular ("PROPOSED AMENDMENTS") and Tax Counsel's understanding of the current published administrative and assessing policies of the CRA. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial actions or changes in the administrative and assessing practices of the CRA. This summary does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY
PARTICULAR SHAREHOLDER OR TRUST UNITHOLDER. HOLDERS OF COMMON SHARES AND PROSPECTIVE HOLDERS OF TRUST UNITS AND WEATHERFORD SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS IN RESPECT OF THE CONSEQUENCES TO THEM HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES. SECURITYHOLDERS SHOULD ALSO CONSULT THEIR OWN TAX ADVISORS REGARDING PROVINCIAL OR TERRITORIAL TAX CONSIDERATIONS OF THE ARRANGEMENT OR OF HOLDING TRUST UNITS OR WEATHERFORD SHARES.

    For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Weatherford Shares, including dividends, ACB and proceeds of disposition, must be converted into Canadian dollars based on the United States - Canadian dollar exchange rate applicable to the effective date of the related acquisition, disposition or recognition of income.

THE ARRANGEMENT

EXCHANGE OF COMMON SHARES FOR ACQUISITIONCO WEATHERFORD NOTES AND
ACQUISITIONCO TRUST NOTES

    Pursuant to the Arrangement, Common Shares held by Shareholders (other than Common Shares held by Dissenting Shareholders and Electing Eligible Shareholders) will be transferred to AcquisitionCo in exchange for the issuance to such Shareholder by AcquisitionCo of an AcquisitionCo Weatherford Note and an AcquisitionCo Trust Note. Such a Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate FMV of the AcquisitionCo Weatherford Note and AcquisitionCo Trust Note received at the time of the exchange for Common Shares exceeds (or is less than) the aggregate of the ACB of the Common Shares of the Shareholder transferred to AcquisitionCo and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES" and "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- PERSONS OTHER THAN RESIDENTS -- TAXATION OF CAPITAL GAINS".

    The cost to a former Shareholder of the AcquisitionCo Weatherford Note and AcquisitionCo Trust Note acquired on an exchange of Common Shares will be the FMV thereof at the time of the exchange. For this purpose, a Shareholder will be required to determine the FMV of an AcquisitionCo Weatherford Note and AcquisitionCo Trust Note at the time of the exchange on a reasonable basis. Each of Precision and the Trust has advised that, in it's opinion, an AcquisitionCo Weatherford Note will at the time of the exchange have a FMV equal to the aggregate of the Weatherford Share Consideration and the Pro-rata Portion of Special Cash Payment that a particular former Shareholder is entitled to receive under the Arrangement and at the time of the exchange an AcquisitionCo Trust Note will have a FMV equal to the Pro-Rata Portion of Aggregate Residual Value. Such a determination of FMV is not binding on the CRA.

EXCHANGE OF ACQUISITIONCO TRUST NOTES FOR TRUST UNITS

    Pursuant to the Arrangement, all holders of AcquisitionCo Trust Notes will transfer their AcquisitionCo Trust Notes to the Trust in exchange for that number of Trust Units equal to the number of Common Shares transferred by each former Shareholder to AcquisitionCo. A holder of an AcquisitionCo Trust Note will realize a capital gain only if, and to the extent that, the FMV of the Trust Units received exceeds the ACB of the holder's AcquisitionCo Trust Note and any reasonable costs of disposition. If the aggregate of the ACB of the exchanged AcquisitionCo Trust Note and reasonable costs of disposition exceeds the FMV of the Trust Units received therefore, the holder will realize a capital loss on the exchange. The taxation of capital gains and capital losses is described below under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES" and "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- PERSONS OTHER THAN RESIDENTS -- TAXATION OF CAPITAL GAINS".

    The cost of a Trust Unit will be equal to the FMV of the Trust Unit at the time of the exchange. For these purposes, a holder of an AcquisitionCo Trust Note will be required to determine the FMV of the Trust Unit on a reasonable basis. Each of Precision and the Trust has advised that, in its opinion, a Trust Unit will have a FMV equal to the Residual Value Per Share and since a particular former Shareholder's ACB of an AcquisitionCo Trust Note is expected to be equal to the Pro-Rata Portion of Aggregate Residual Value, no gain or loss should arise on the exchange by a former Shareholder of an AcquisitionCo Trust Note for Trust Units.

EXCHANGE OF ACQUISITIONCO WEATHERFORD NOTES FOR CASH AND WEATHERFORD SHARES

    Pursuant to the Arrangement, AcquisitionCo Weatherford Notes held by former Shareholders will be transferred to AcquisitionCo for cancellation, in exchange for cash and Weatherford Shares. Such holders will realize a capital gain (or a capital loss) equal to the amount by which the cash and the FMV of the Weatherford Shares received in exchange for the AcquisitionCo Weatherford Note exceeds (or is less than) the ACB of the holder's AcquisitionCo Weatherford Note and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES" and "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- PERSONS OTHER THAN RESIDENTS -- TAXATION OF CAPITAL GAINS".

    The cost of the Weatherford Shares received will be equal to the FMV of the Weatherford Shares at the time of the exchange. For these purposes, a holder of an AcquisitionCo Weatherford Note will be required to determine the FMV of the Weatherford Shares on a reasonable basis. Each of Precision and the Trust has advised that, in its opinion, each of the Weatherford Shares will have a FMV equal to the Closing Weatherford Share Price and since a particular former Shareholder's ACB of an AcquisitionCo Weatherford Note is expected to be equal to the FMV of the Weatherford Shares and cash to be received on this exchange, no gain or loss should arise on the exchange by a former Shareholder of the AcquisitionCo Weatherford Note for Weatherford Shares and cash. Such a determination of FMV is not binding on the CRA. The ACB to a former Shareholder of a Weatherford Share generally will be equal to the average of the cost of all common shares of Weatherford held by the former Shareholder.

DISSENTING SHAREHOLDERS

    Registered Securityholders are permitted to dissent from the Arrangement. A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by AcquisitionCo the fair value of the Common Shares held by such Shareholder determined as of the appropriate date. See "THE ARRANGEMENT -- RIGHTS OF DISSENT". A Dissenting Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the FMV of the consideration received in exchange for the Common Shares exceeds (or is less than) the aggregate of the ACB of such Common Shares and reasonable costs of disposition. For purposes of determining the Dissenting Shareholder's capital gain (or capital loss), the proceeds of disposition will be equal to the amount received as consideration for the Common Shares less the amount of any interest awarded by the Court. The taxation of capital gains and capital losses is described below under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF

TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES" and "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- PERSONS OTHER THAN RESIDENTS -- TAXATION OF CAPITAL GAINS". Interest awarded by the Court to a Dissenting Shareholder who is a Resident will be included in the Shareholder's income for purposes of the Tax Act. Any interest paid or credited to a Dissenting Shareholder who is not a Resident pursuant to a Court award will be subject to withholding tax. Under the Tax Act, interest paid or credited to a person who is not a Resident is subject to withholding tax at the rate of 25% of the gross amount of the interest, unless such rate is reduced under an applicable income tax convention. The rate of withholding tax is reduced to 10% where interest is paid or credited, or deemed to be paid or credited, to persons who are not Residents and are residents of the United States under the Canada-United States Tax Convention, 1980, as amended. Additional income tax considerations may be relevant to Dissenting Securityholders who fail to perfect or withdraw their claims pursuant to the Dissent Rights. Dissenting Securityholders are urged to consult their own tax advisors.

TAXATION OF WEATHERFORD SHARES (POST-ARRANGEMENT)

DIVIDENDS ON WEATHERFORD SHARES

    Dividends received on Weatherford Shares will be included in computing the income, for purposes of the Tax Act, of a holder who is a Resident. Any foreign tax that may be withheld upon the payment of a dividend received on Weatherford Shares generally will be considered to be non-business income tax for purposes of the Tax Act and may be deducted from income tax payable under the Tax Act on income from sources outside Canada subject to the limitations contained in the Tax Act. A holder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including certain dividends.

DISPOSITION OF WEATHERFORD SHARES

    Upon the disposition or deemed disposition by a former Shareholder who is a Resident of a Weatherford Share, the former Shareholder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is less than) the former Shareholder's ACB of the Weatherford Share and any reasonable costs of disposition. A capital gain or capital loss realized by a former Shareholder will generally be treated as described below under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES".

STATUS OF THE TRUST

    It is assumed that the Trust will qualify as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust also will qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, the Trust must continuously satisfy certain requirements as to the nature of its undertakings (primarily that it must restrict its activities to the investment of funds), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the requirement that (unless it satisfies certain conditions) it must not be established nor maintained primarily for the benefit of Non-Residents.

    Pursuant to draft legislation released by the Department of Finance on September 16, 2004 to implement the 2004 federal budget proposals, commencing January 1, 2005, the last requirement (that the trust not be established nor maintained primarily for the benefit of Non-Residents) will be changed to the requirement that not more than 50% (by value) of the outstanding Trust Units may at any time be owned by Non-Residents. The 2004 federal budget proposals currently do not provide any means of rectifying a loss of mutual fund trust status. The December 6, 2004 Notice of Ways and Means Motion to implement the tax proposals contained in the 2004 federal budget does not contain this proposal and the Department of Finance (Canada) has indicated that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of persons who are not residents investing through mutual funds.

    The Trust has certain restrictions on its activities and its powers and certain restrictions limiting the number of Non-Resident Trust Unitholders, such that Precision and the Trust have advised Tax Counsel that it is reasonable to expect that the requirements set out in the Tax Act, discussed above, will be satisfied. Precision has advised Tax Counsel that the Trust intends to elect to be deemed to be a mutual fund trust from the time it was established. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax consequences would be materially different in certain respects from those described herein. For example, if the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust would have adverse tax consequences for certain Trust Unitholders.

    Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by Exempt Plans and RESPs. Exempt Plans and RESPs generally will not be liable for tax in respect of any distributions received from the Trust or any capital gains realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans and RESPs which would have adverse tax consequences to Exempt Plans and RESPs and their annuitants or beneficiaries.

TAXATION OF THE TRUST

    The Trust will be taxable on its net income determined under the Tax Act for each taxation year less the portion of net income that the Trust deducts in respect of amounts payable by the Trust in the year to Trust Unitholders. An amount will be considered to be payable to a Trust Unitholder in a taxation year only if it is paid to the Trust Unitholder in the year by the Trust or if the Trust Unitholder is entitled in that year to enforce payment of the amount. The Trust's taxation year will end on December 31 of each year.

    The Trust will be required to include in its net income for each taxation year its share of the net income or loss, including capital gains and capital losses, of PDLP for each fiscal period of PDLP ending on or before the Trust's taxation year end that becomes receivable by or is received by the Trust in the year, dividends received on shares of General Partner and net taxable capital gains realized by the Trust in the year.

    In computing its net income, the Trust generally may deduct reasonable amounts on account of administrative costs, management and other expenses incurred by it in the course of carrying on its investment undertakings and for the purpose of earning income, provided such amounts are not reimbursed to it and are otherwise deductible under the Tax Act. The Trust generally should be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to pro-ration for short taxation years).

    Under the Declaration of Trust, an amount equal to all of the net income of the Trust for each year (determined in accordance with the provisions of the Tax Act without reference to paragraph 82(1)(b) and subsection 104(6) thereof), including any net capital gains realized by the Trust (excluding net capital gains and income realized by the Trust on an IN SPECIE redemption of Trust Units which are designated by the Trust to a redeeming Trust Unitholder and net capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Trust), generally will be payable in the year to Trust Unitholders by way of cash distributions, subject to the exceptions described below. Income of the Trust which is applied to fund redemptions of Trust Units for cash, or is otherwise unavailable for cash distributions will be distributed to Trust Unitholders in the form of additional Trust Units. Income of the Trust payable to the Trust Unitholders, whether in cash or additional Trust Units, generally will be deductible by the Trust in computing its net income under the Tax Act.

    The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "CAPITAL GAINS REFUND"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising as a result of the IN SPECIE distribution on the redemption of Trust Units. The Declaration of Trust provides that the taxable portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the Trustees, be treated as income paid to, and designated as a taxable capital gain or income of, the redeeming Trust Unitholder. Any amount so designated must be included in the income of the redeeming Trust Unitholder and will be deductible by the Trust in computing its net income under the Tax Act.

    Tax Counsel has been advised that the Trust generally intends to make sufficient distributions in each year (in cash or by way of additional Trust Units) of its net income and claim a deduction in respect of such distributions so that the Trust generally will not be liable in such year for income tax under the Tax Act; however, no assurance can be given in this regard.

TAXATION OF PDLP

    PDLP is not subject to tax under the Tax Act. Each Partner of PDLP is required to include in computing the Partner's income for a particular taxation year the Partner's share of the net income or loss, including capital gains and capital losses, as the case may be, of PDLP for each fiscal period of PDLP (which will be the calendar year) ending on or before the Partner's taxation year end, whether or not any of that income is distributed to the Partner in the taxation year. For this purpose, the income or loss of PDLP will be computed for each fiscal period as if PDLP were a separate person who is a Resident. In computing the income or loss of PDLP, deductions will be claimed in respect of its operating, administrative and other expenses, as permitted by the Tax Act. The net income or loss of PDLP for a fiscal period will be allocated to the Partners, including the Trust, on the basis of their respective share of that net income or loss as provided in the PDLP Limited Partnership Agreement, subject to the detailed rules in the Tax Act in that regard.

TAXATION OF TRUST UNITHOLDERS

RESIDENTS

    The following portion of this summary generally is applicable to a Trust Unitholder who at all relevant times is a Resident. The taxation of Non-Resident Trust Unitholders is described below under the heading "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- PERSONS OTHER THAN RESIDENTS".

INCOME FROM TRUST UNITS

    A Trust Unitholder generally will be required to include in computing income for a particular taxation year of the Trust Unitholder such portion of the net income of the Trust for a taxation year as is paid or becomes payable to the Trust Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Provided that appropriate designations are made by the Trust, such portion of the net income of the Trust as is paid or becomes payable to a Trust Unitholder that represents net taxable capital gains or taxable dividends received from taxable Canadian corporations (directly or indirectly through PDLP) effectively will retain its character and be treated as such in the hands of the Trust Unitholder. Accordingly, in the case of a Trust Unitholder who is an individual, such amounts in respect of dividends will be included in determining the Trust Unitholder's entitlement to the dividend tax credit. Such amounts designated as dividends in respect of the Trust Unitholders that are corporations will be included in income, but an equal amount generally may be deducted in computing taxable income, subject to the limitations in the Tax Act. In addition, such amounts designated as dividends generally will be subject to the 33 1/3% refundable tax under Part IV of the Tax Act in respect of the Trust Unitholders that are "private corporations" and "subject corporations" within the meaning of the Tax Act. All other income of the Trust that is paid or becomes payable to a Trust Unitholder, generally, will be considered income from property, irrespective of its source. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to, and cannot be treated as, a loss of a Trust Unitholder.

    Since the net income of the Trust will be distributed on a monthly basis, a purchaser of a Trust Unit may become taxable on a portion of the net income of the Trust accrued or realized by the Trust in a month before the time the Trust

Unit was purchased but which was not paid or made payable to Trust Unitholders until the end of the month and after the time the Trust Unit was purchased. A similar result may apply on an annual basis in respect of a portion of net taxable capital gains accrued or realized by the Trust in a year before the time the Trust Unit was purchased but which is paid or made payable to Trust Unitholders at year end and after the time the Trust Unit was purchased.

    Any amount in excess of the net income of the Trust that is paid or payable by the Trust to a Trust Unitholder in a year generally will not be included in the Trust Unitholder's income for the year, including the non-taxable portion of net realized capital gains of the Trust (being one half thereof). However, where such an amount becomes payable to a Trust Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the ACB of the Trust Units held by such Trust Unitholder will be reduced by such amount. To the extent that the ACB of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of a Trust Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises, and the ACB of the Trust Unit to the Trust Unitholder at the commencement of the immediately following year will be nil. Trust Units issued to a Trust Unitholder as a non-cash distribution of income will have a cost equal to the amount of such income.

    The ACB to a Trust Unitholder of a Trust Unit generally will be equal to the average of the cost of all Trust Units held by the Trust Unitholder and will be reduced by certain distributions as described above.

DISPOSITION OF TRUST UNITS

    Upon the disposition or deemed disposition by a Trust Unitholder of a Trust Unit, whether on redemption, sale or otherwise, the Trust Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is less than) the Trust Unitholder's ACB of the Trust Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Trust that is otherwise required to be included in the Trust Unitholder's income. Trust Units issued to Trust Unitholders under a distribution reinvestment plan generally will have a cost equal to the amount of the distribution.

    A redemption of Trust Units in consideration for cash, Redemption Notes, or other property of the Trust distributed IN SPECIE, as the case may be, will be a disposition of such Trust Units for proceeds equal to the amount of such cash or the FMV of such consideration, less any income or capital gain realized by the Trust in connection with the redemption of those Trust Units which has been designated by the Trust to the Trust Unitholder. The Declaration of Trust provides that the Trustees have the discretion to designate certain net income and any capital gain realized by the Trust as a result of the redemption of Trust Units to the Trust Unitholder redeeming Trust Units as is reasonable in the circumstances. The Trust Unitholder will be required to include in income any such net income so designated. Redeeming Trust Unitholders consequently will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (less any portion thereof that is considered a distribution of the Trust's income) exceeds (or is less than) the aggregate of the Trust Unitholder's ACB of the Trust Units and any reasonable costs of disposition.

    Where a Trust Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Trust Unitholder's capital loss from the disposition generally will be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Trust Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

    A capital gain or capital loss realized by a Trust Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Trust Unitholder generally will be treated as described below under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES".

    Property received as a result of redemption of Trust Units may not be a qualified investment for Exempt Plans and RESPs for purposes of the Tax Act, which could give rise to adverse consequences to a particular Exempt Plan, RESP or the annuitant or beneficiary thereunder. Exempt Plans or RESPs that own Trust Units should consult their own tax advisors before deciding to exercise their right to redeem Trust Units.

    The cost of any Redemption Note distributed by the Trust or other property of the Trust distributed IN SPECIE by the Trust to a Trust Unitholder upon redemption of Trust Units will be equal to the FMV of the Redemption Note or other consideration at the time of the distribution less any accrued interest thereon. A Trust Unitholder will be required to include in income interest on a Redemption Note (including interest that had accrued to the date of the acquisition of a Redemption Note) in accordance with the provisions of the Tax Act. To the extent that a Trust Unitholder is required to include in income any interest that had accrued prior to the date of the acquisition of a Redemption Note, an offsetting deduction will be available.

TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES

    Under the Tax Act, one half of any capital gain realized by a Shareholder or Trust Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of a Trust Unitholder will be included in such holder's income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one half of any capital loss realized by such a Shareholder, or Trust Unitholder generally is deducted from any taxable capital gains realized by the Shareholder or Trust Unitholder in the year of disposition or allocation, and any excess may be deducted against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year.

    A Shareholder or Trust Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

    A capital loss realized on the disposition of a Common Share by a Shareholder that is a corporation may be reduced by the amount of dividends received or deemed to be received by the Shareholder to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership, of which a corporation is a beneficiary or a member, is a member of a partnership or a beneficiary of a trust that owns Common Shares. A capital loss realized on the disposition of a Trust Unit by a Trust Unitholder that is a corporation or trust (other than a mutual fund trust), whether directly or as a member of a partnership, may be reduced in respect of certain distributions to the Trust Unitholder out of dividends received by the Trust directly or through PDLP and designated by the Trust in respect of the Trust Unitholder to the extent and under the circumstances described in the Tax Act. Holders to whom these rules may be relevant should consult their own tax advisors.

MINIMUM TAX

    Net income of the Trust that is paid or payable to a Trust Unitholder that is designated as taxable dividends or as net taxable capital gains, as well as capital gains realized on the disposition of capital property such as Common Shares, Trust Units or Weatherford Shares may increase the holder's liability for minimum tax if the holder is an individual.

REGISTERED PENSION FUNDS OR PLANS AND PENSION CORPORATIONS

    On March 23, 2004, the Minister of Finance (Canada) announced certain proposals to restrict direct and indirect holdings in certain "business income trusts" (as defined in such proposals) by certain tax-exempt investors including trusts governed by registered pension plans and pension corporations (the "PENSION FUND PROPOSALS"). Pursuant to the Pension Plan Proposals, certain investors, including registered pension funds or plans and pension corporations, will be liable to a penalty tax commencing in 2005 if they hold units of a business income trust or restricted investment property in excess of the limits described in the Pension Plan Proposals. On May 18, 2004, the Minister of Finance (Canada) announced that the Pension Plan Proposals will be suspended to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. Following such consultations, the Minister of Finance (Canada) has indicated the Government will issue legislative proposals. It is not clear whether these proposals will result in tax consequences to Trust Unitholders that are materially different from those disclosed in this Information Circular. Prospective Trust Unitholders that are registered pension plans and pension corporations should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

PERSONS OTHER THAN RESIDENTS

    The following portion of this summary generally is applicable to a person who is not a Resident who does not use or hold, and is not deemed to use or hold, Common Shares or Trust Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a person who is not a Resident that is an insurer carrying on business in Canada and elsewhere.

TAXATION OF CAPITAL GAINS

    A person who is not a Resident generally will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Trust Unit (whether the disposition of such Trust Unit is on a sale, redemption, by virtue of capital distributions in excess of the holder's ACB or otherwise) unless such property constitutes "taxable Canadian property" for purposes of the Tax Act of the holder and no relief is available to the holder under an applicable income tax convention.

TAXABLE CANADIAN PROPERTY

    A Common Share generally will not be considered to be taxable Canadian property of a holder unless, at any time during the 60 month period that ends at the time of the disposition of such share, 25% or more of the issued shares of any class of shares of Precision were owned by (or the subject of an option or interest held by) the holder, by persons with whom the holder did not deal at arm's length or by any combination thereof. Under certain circumstances, a Common Share may be deemed to be taxable Canadian property under the Tax Act.

    A Trust Unit generally will not be considered to be taxable Canadian property of a Non-Resident Trust Unitholder unless either: (i) at any time during the 60 month period that ends at the time of the disposition of such Trust Unit, 25% or more of the issued Trust Units were owned by the Non-Resident Trust Unitholder, by persons with whom the Non-Resident Trust Unitholder did not deal at arm's length or by any combination thereof; or (ii) at the time of disposition, the Trust is not a "mutual fund trust" as defined in the Tax Act.

    If a Common Share or Trust Unit of a holder that is not a Resident is considered to be taxable Canadian property, on the disposition or deemed disposition thereof, the capital gain (or capital loss) generally will be treated in the manner described above under "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- TAXATION OF CAPITAL GAINS AND CAPITAL LOSSES". However, an applicable income tax convention may provide relief from Canadian tax on any such capital gain realized by the holder.

    NON-RESIDENT TRUST UNITHOLDERS SHOULD CONSULT THEIR OWN CANADIAN TAX ADVISORS BEFORE DISPOSING OF OR REQUESTING REDEMPTION OF THEIR TRUST UNITS.

TRUST DISTRIBUTIONS

    All amounts that the Trust pays or credits, or is deemed to pay or credit, to a Non-Resident Trust Unitholder, other than amounts designated by the Trust to be net taxable capital gains, as well as any amount that can reasonably be considered to be a distribution of or derived from a dividend received by the Trust from a corporation that is a Resident other than a taxable dividend, which otherwise would be included in the income of such Non-Resident Trust Unitholder (determined in accordance with the Tax Act) will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, unless such rate is reduced under an applicable income tax convention between Canada and the Non-Resident Trust Unitholder's jurisdiction of residence. The rate of withholding tax is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to those Non-Resident Trust Unitholders who are residents of the United States under the Canada-United States Income Tax Convention, 1980, as amended.

    The Trust is required to maintain a special "TCP gains balance" (as defined in the Tax Act) account to which it will add its capital gains from dispositions of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from such dispositions and the amount of all "TCP gains distributions" (as defined in the Tax Act) made by the Trust. If the Trust pays an amount to a Non-Resident Trust Unitholder, makes a designation to treat that amount as a taxable capital gain, and the total of all amounts so designated by the Trust in a taxation year to Non-Resident Trust Unitholders and to partnerships other than "Canadian partnerships" (as defined in the Tax Act), exceeds five percent of all amounts so designated by the Trust in the taxation year to all Trust Unitholders, such portion of that amount as does not exceed the Non-Resident Trust Unitholder's pro rata portion of the Trust's "TCP gains balance" account effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than taxable capital gains).

    Based in part on representations of the Trust as to certain factual matters, a Trust Unit should not be a "Canadian property mutual fund investment" (as defined in the Tax Act) at the Effective Date so that all other amounts distributed by the Trust that are not described above to a Non-Resident Trust Unitholder should not be subject to withholding tax under Part XIII.2 of the Tax Act.

                     NON-CANADIAN INCOME TAX CONSIDERATIONS

    This Information Circular does not contain a summary of the non-Canadian income tax consequences of the Arrangement on Optionholders, Shareholders or Trust Unitholders who are subject to tax outside of Canada, other than United States federal income tax considerations. Such holders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.


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

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to the exchange of Common Shares for AcquisitionCo Weatherford Notes and AcquisitionCo Trust Notes and the exchange of such notes for Trust Units, Weatherford Shares and the Special Cash Payment pursuant to the Arrangement. This discussion is intended to be a general description of certain United States federal income tax considerations relevant to a U.S. Holder, defined below. This discussion is based on the provisions of the Code, its legislative history and regulations, the administrative policies published by the United States Internal Revenue Services ("IRS"), and judicial decisions, all of which are subject to change, possibly with retroactive effect. The discussion of the consequences of the Arrangement relies on the accuracy of the information contained in this Information Circular. Any inaccuracy of such information could affect the conclusions expressed below. There can be no assurance that the IRS will not take a contrary view to the consequences or matters described below, and no ruling from the IRS has been or will be sought regarding the tax consequences of the Arrangement. This discussion does not take into account the tax laws of any state and local jurisdictions of the United States or any foreign jurisdictions.

    The following discussion assumes that the Common Shares are held as a capital asset (as defined in Section 1221 of the Code). This discussion applies only to a holder of Common Shares that is: (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation), created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) an estate the income of which is subject to federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust (a "U.S. HOLDER"). Holders other than U.S. Holders (including partnerships) are advised to consult their own tax advisors regarding the tax considerations incident to the Arrangement. In addition, this discussion does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular U.S. Holders in light of their personal investment circumstances or status, nor does it discuss the United States federal income tax consequences to certain types of U.S. Holders that may be subject to special rules under the United States federal income tax laws, such as financial institutions, persons owning 10% or more (by vote or value) of the Common Shares of Precision, or persons that hold Common Shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Accordingly, holders of Common Shares to which this section applies are urged to consult their own tax advisors as to the specific United States federal income tax consequences of the Arrangement to them as well as any additional U.S. federal, state, local or non-U.S. tax consequences of the Arrangement in their particular circumstances.

NOTICE PURSUANT TO IRS CIRCULAR 230

    The discussion under the heading "Certain United States Federal Income Tax Considerations" is not intended or written by Precision or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. The discussion under the heading "Certain United States Federal Income Tax Considerations" is provided to support the promotion, marketing or recommendation by Precision of the Trust Units. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of the Arrangement and an investment in the Trust Units.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

THE EXCHANGE

RECEIPT OF TRUST UNITS

    As part of the  Arrangement,  U.S. Holders will transfer their Common Shares to AcquisitionCo in exchange for AcquisitionCo Weatherford Notes and AcquisitionCo Trust Notes, which notes will then be exchanged for Trust Units, Weatherford Shares and the Special Cash Payment. For United States federal income tax purposes, these transactions should be characterized as though U.S. Holders have transferred their Common Shares to the Trust in exchange for Trust Units and their pro-rata share of Weatherford Shares and the Special Cash Payment (the "EXCHANGE"). The receipt by U.S. Holders of Trust Units in the Exchange will generally not result in United States federal income tax to those U.S. Holders that hold less than 5% (directly and by attribution) of the total Common Shares outstanding at the time of the Exchange. U.S. Holders that hold at least 5% of the total Common Shares outstanding at the time of the Exchange must enter into a gain recognition agreement with the IRS as a condition for avoiding current recognition of gain with respect to Trust Units received in the Exchange.


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

    The aggregate tax basis of the Trust Units received by a U.S. Holder in the Exchange should be the aggregate basis of the Common Shares exchanged therefor and the holding period of the Trust Units received by a U.S. Holder in the Exchange should include the holding period of the Common Shares exchanged therefor. A U.S. Holder's tax basis of the Trust Units may be reduced as a result of receiving Weatherford Shares and cash. (See "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS -- RECEIPT OF WEATHERFORD SHARES AND THE SPECIAL CASH PAYMENT".)

RECEIPT OF WEATHERFORD SHARES AND THE SPECIAL CASH PAYMENT

    Receipt of Weatherford Shares and the Special Cash Payment by U.S. Holders on repayment of the AcquisitionCo Weatherford Notes should, to the extent of current or accumulated earnings and profits of Precision, result in the recognition of dividend income in the amount of the fair market value of Weatherford Shares and the amount of the cash received. To the extent that the fair market value of Weatherford Shares and the amount of cash received exceeds Precision's current or accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder's basis in the Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the Trust Units), and thereafter as a taxable capital gain. Precision intends to provide U.S. Holders with information with respect to its current or accumulated earnings and profits to allow such holders to determine the United States federal income tax consequences to them of the receipt of Weatherford Shares and the Special Cash Payment.

    In the case of a payment in Canadian dollars that is not converted by the U.S. Holder into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars, including an exchange for U.S. dollars, will be ordinary income or loss.

    Distributions treated as dividends as described above generally will constitute ordinary income that is foreign source "passive income" for foreign tax credit purposes, which could reduce the amount of foreign tax credit that a U.S. Holder may claim. The Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, a U.S. Holder should consult its own tax advisor with respect to the amount of the foreign taxes that may be claimed as a credit. Distributions paid by Precision on the Common Shares will not generally be eligible for the "dividends received" deduction.

    Distributions treated as dividends may qualify (provided holding periods and other requirements are met) under the JOBS AND GROWTH TAX RELIEF RECONCILIATION ACT OF 2003 (effective for taxable years after December 31, 2002 through December 31, 2008) as qualified dividend income eligible for the reduced maximum rate to individuals of generally 15% (5% for individuals in lower tax brackets). Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a comprehensive tax treaty with the United States, or, the stock of which is readily tradable on an established securities market in the United States). Precision expects that dividends it pays to individual U.S. Holders will be eligible for these reduced rates.

    All US Shareholders are urged to consult their own tax advisors regarding the particular tax consequences to them of the Exchange.

THE TRUST

    The Trust intends to elect to be treated as a corporation for United States federal income tax purposes.

TRUST UNITS

    For United States federal income tax purposes, the Trust Units will represent equity interests in a corporation.

DISTRIBUTIONS WITH RESPECT TO TRUST UNITS

    A U.S. Holder that receives a distribution with respect to the Trust Units generally will be required to include the gross amount of such distribution (without reduction for any Canadian tax withheld) in gross income as a taxable dividend to the extent such distribution is paid from the Trust's current or


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

accumulated  earnings  and profits as  determined  under United  States  federal income tax principles. The Trust intends to provide U.S. Holders with information with respect to its current or accumulated earnings and profits to allow such holders to determine the United States federal income tax consequences to them of any distributions made with respect to the Trust Units. A U.S. Holder must include in income an amount equal to the United States dollar value of such distributions on the date of receipt based on the exchange rate on such date. A U.S. Holder generally will be entitled to a foreign tax credit, or deduction, for United States federal income tax purposes, in an amount equal to any Canadian tax withheld. U.S. Holders should note that the portion of any distribution by the Trust treated as a dividend for Canadian withholding tax purposes may not equal the portion of such distribution treated as dividend income for United States federal income tax consequences.

    To the extent that distributions received by a U.S. Holder with respect to the Trust Units exceed the Trust's current or accumulated earnings and profits, they will be treated first as a return of capital up to such U.S. Holder's adjusted tax basis in the Trust Units, and then as gain from the sale or exchange of the Trust Units. In the case of a distribution paid in Canadian dollars that is not converted by the U.S. Holder into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars, including an exchange for U.S. dollars, will be ordinary income or loss.

SALE OR EXCHANGE OF TRUST UNITS

    A U.S. Holder who sells Trust Units generally will recognize gain or loss in an amount equal to the difference, if any between the amount realized on the sale (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in Canadian dollars) and such U.S. Holder's adjusted tax basis in the Trust Units. Subject to the following discussion of the Trust's being treated as a passive foreign investment company, any gain or loss recognized by a U.S. Holder on the sale of Trust Units held as capital assets will be long-term or short-term capital gain or loss, depending on whether the U.S. Holder has held such Trust Units for more than one year. Such gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

PASSIVE FOREIGN INVESTMENT COMPANIES

    Certain foreign corporations may constitute "passive foreign investment companies" within the meaning of the Code. The rules governing "passive foreign investment companies" can have significant tax effects on U.S. Holders. Distributions constituting "excess distributions," as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares (or Trust Units) of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares (or Trust Units) are owned. The Trust does not anticipate that it will be a passive foreign investment company within the meaning of the Code and does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code.

    U.S. Holders should consult with a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.

UNITED STATES BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

    United States backup withholding tax and information reporting requirements apply to certain payments to certain noncorporate U.S. Holders. Information reporting generally will apply to payments of distributions on and proceeds from the sale or redemption of Trust Units made within the United States to a holder (other than an "exempt recipient", including a corporation, a payee that is not a United States person who provides appropriate certification and certain other persons). The payor will be required to withhold backup withholding tax on any payments within the United States on a Trust Unit to a holder of a Trust Unit that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of distributions on a Trust Unit or proceeds from a sale, exchange or redemption to a holder of a Unit, that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% through year 2010.



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

                        INFORMATION CONCERNING THE TRUST

GENERAL

    The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust. The head and principal office of the Trust is located at 4200, 150 -- 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The Trust was established for the purposes of acquiring or investing directly or indirectly in the securities of PDLP, the General Partner, AmalgamationCo or any associate or affiliate thereof or any other entity involved in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies.

    Unitholders will be the sole beneficiaries of the Trust. The Trust will be the sole shareholder of the General Partner.

    The Trust will not be managed by a third party manager. Pursuant to the Administration Agreement the administration of the Trust will be delegated to AmalgamationCo. See "INFORMATION CONCERNING THE TRUST -- ADMINISTRATION AGREEMENT".

    The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of those jurisdictions as a result of the Arrangement.

ACTIVITIES OF THE TRUST

    The Trust's operations and activities are restricted to:

        (a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind (other than a general partnership interest) of, or issued by, PDLP, the General Partner, AmalgamationCo or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies and such other investments as the Trustees may determine from time to time, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation to its own indebtedness;

        (b) acquiring, holding, maintaining, improving, leasing or managing any real property (or interest in real property) that is capital property of the Trust for purposes of the Tax Act, and borrowing funds and issuing debt securities for these purposes, directly or indirectly, and entering into hedging arrangements in relation to its own indebtedness;

        (c) temporarily holding cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units or other securities of the Trust and making distributions to holders of Trust Units and borrowing funds and issuing debt securities for those purposes, directly or indirectly;

        (d) issuing Trust Units, Special Voting Units and other securities of the Trust (including warrants, options, subscription receipts or other rights to acquire Trust Units or other securities of the Trust), for the purposes of:

        (i) obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

        (ii) repaying any indebtedness or borrowings of the Trust;

        (iii) establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust or an affiliate of the Trust; and

        (iv) making non-cash distributions to holders of Trust Units as contemplated by the Declaration of Trust including in specie redemptions and distributions pursuant to distribution reinvestment plans, if any, established by the Trust;

        (e) guaranteeing the obligations of its affiliates pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for any obligations of the Trust, including obligations under any such guarantee. The Trust may only provide a guarantee in respect of the indebtedness of another person if the Trust will not, directly or indirectly, receive any fees or other consideration for providing the guarantee and the Trustees have determined that such guarantee forms part of the core investment undertakings of the Trust; provided that the Trust shall not, in any event, provide a guarantee which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act;


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

        (f) granting security in any form, over any or all of the Trust's assets to secure any or all of the obligations of the Trust;

        (g) repurchasing or redeeming securities of the Trust, including Trust Units, subject to the provisions of the Declaration of Trust and applicable law;

        (h) carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by the Declaration of Trust;

        (i) engaging in all activities ancillary or incidental to any of these activities; and

        (j) undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustees from time to time,

provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

    The Trustees may declare payable to the Trust Unitholders on a particular Distribution Record Date all or any part of the Cash Flow of the Trust for the Distribution Period including that Distribution Record Date. It is currently anticipated that the only income to be received by the Trust will be from distributions on the PDLP A Units. The Trust expects to make monthly cash distributions to Trust Unitholders commencing on the Distribution Payment Date in the month following the Effective Date. See "DISTRIBUTION POLICY".

STRATEGY OF THE TRUST

    The Trust will employ a strategy to: (a) provide Trust Unitholders with an annual cash-on-cash yield by making monthly cash distributions to Trust Unitholders; (b) enable AmalgamationCo to maintain AmalgamationCo's existing assets, and any additional assets acquired either by AmalgamationCo or any other operating entities owned, directly or indirectly, by the Trust, in a manner that provides predictable cash flow; and (c) enable AmalgamationCo, and any other operating entities owned, directly or indirectly, by the Trust, to continue to expand its business through development, expansion and acquisition opportunities that will provide long-term stable cash flows and be accretive to Trust Unitholders.

TRUSTEES

    On Closing, the Trust will have a minimum of three Trustees and a maximum of eleven Trustees, the majority of whom must be Residents at all times. Under the terms of the Declaration of Trust, the initial board of Trustees will consist of three members. See "TRUSTEES, DIRECTORS AND MANAGEMENT". The Trustees will supervise the activities and manage the affairs of the Trust.

    The Declaration of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control, authority and discretion over the trust assets and over, and management of, the affairs of the Trust to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the trust assets. Subject only to express limitations in the Declaration of Trust, the Trustees' powers and authorities include:

    o acting for, voting on behalf of and representing the Trust as a holder of the PDLP A Units and other securities of the Trust;

    o   maintaining records and providing reports to Unitholders;

    o supervising the activities and managing the investments and affairs of the Trust; and

    o   effecting payments of distributions from the Trust to Unitholders.

    Any one or more of the Trustees may resign upon 30 days written notice to the Trust and may be removed by an Ordinary Resolution and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Trustees.

    Trustees will be appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees will be a majority of the Trustees then holding office. A majority


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

of the Trustees may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Trustees will promptly call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call that meeting or if there are no Trustees then in office, any Unitholder may call the meeting. Except as otherwise provided in the Declaration of Trust, the Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, but the number of additional Trustees will not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.

    The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Trust and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee will be entitled to indemnification from the Trust in respect of the exercise of the Trustee's power and the discharge of the Trustee's duties, provided that the Trustee acted honestly and in good faith with a view to the best interests of the Trust or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee had reasonable grounds for believing that his or her conduct was lawful.

ADMINISTRATION AGREEMENT

    On the Effective Date, the Trust and PD Amalco will enter into the Administration Agreement. Under the terms of the Administration Agreement, PD Amalco, and then AmalgamationCo following the Amalgamation, will provide administrative and support services to the Trust including, without limitation, those necessary to (i) ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation, (ii) provide investor relations services, (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust, including relevant information with respect to financial reporting and income taxes, (iv) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings, (v) assist the Trustees in calculating distributions to Unitholders, (vi) attend to all administrative and other matters arising in connection with any redemption of Units, (vii) ensure compliance with the Trust's limitations on non-resident ownership, if applicable, and (viii) generally provide all other services as may be necessary or as may be requested by the Trustees. AmalgamationCo will charge the Trust for such administrative and support services in an amount equal to AmalgamationCo's cost of providing such services plus 5%.

    The Administration Agreement will have an initial term of 10 years, and will be renewable for two additional three year terms at the option of the Trust and AmalgamationCo. The Administration Agreement may be terminated by either party in the event of the insolvency or receivership of the other party, or in the case of default by the other party in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within 30 days after written notice has been delivered.

CONFLICT OF INTEREST RESTRICTIONS AND PROVISIONS

    The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Trust. The Declaration of Trust contains provisions, similar to those contained in the ABCA, that require each Trustee to disclose to the Trust, as applicable, any interest in a material contract or transaction or proposed material contract or transaction with the Trust, or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust. In any case, a Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to (i) his or her remuneration as a Trustee or officer of the Trust, as applicable, (ii) insurance or indemnity, or (iii) a contract or transaction with an affiliate.

                  DECLARATION OF TRUST AND DESCRIPTION OF UNITS

    The Trust was created pursuant to the Declaration of Trust. The following is a summary which does not purport to be complete of the material attributes and characteristics of the Trust Units and Special Voting Units and certain provisions of the Declaration of Trust. Reference is made to the Declaration of Trust for the full text of its provisions and a complete description of the Trust Units and Special Voting Units.


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

TRUST UNITS AND SPECIAL VOTING UNITS

TRUST UNITS

    An unlimited number of Trust Units may be created and issued pursuant to the Declaration of Trust. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the Unitholders or in respect of any written resolution of Unitholders and represents an equal undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority, whatever may be the actual date or terms of issue thereof. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See below under "DECLARATION OF TRUST AND DESCRIPTION OF UNITS -- TRUST UNIT REDEMPTION RIGHT".

    The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or the Trust. As holders of Trust Units, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the statutory right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units. See "RISK FACTORS".

    The Trust Units are not "deposits" within the meaning of the CANADA DEPOSIT INSURANCE CORPORATION ACT (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

LIMITED LIABILITY

    The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person, and no resort will be had to, nor will recourse or satisfaction be sought from, the private property of any Unitholder for any liability whatsoever, including in connection with the Trust's assets, the obligations or the activities or affairs of the Trust, any actual or alleged act or omission of the Trustees, any transaction entered into by the Trustees or any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees. In the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets represented by its Trust Units.

    The INCOME TRUSTS LIABILITY ACT (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee(s) that arises after the legislation came into force.

    However, this legislation has not yet been ruled on by the courts. In addition, the Declaration of Trust provides that the Trustees and the Trust must make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Trust or the Trustees, a contractual provision to the effect that none of the Unitholders or the Trustees shall have any personal liability or obligations in respect thereof. The omission of any such statement shall not render any of such parties liable to any person for such omission.

    Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by Precision will be carried on by AmalgamationCo, either directly or indirectly. See "RISK FACTORS -- UNITHOLDER LIMITED LIABILITY".

    The activities of the Trust and AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible, for the operations of AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.


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

SPECIAL VOTING UNITS

    In order to allow the Trust flexibility in pursuing corporate acquisitions, and for purposes of the Arrangement, the Declaration of Trust allows for the creation of special voting units which will enable the Trust to provide voting rights to holders of Exchangeable LP Units. As a result, a Special Voting Unit to be issued pursuant to the Plan to the Voting and Exchange Trustee will enable the holders of Exchangeable LP Units to be issued by PDLP to vote at meetings of Unitholders.

    Special voting units may be created and issued pursuant to the Declaration of Trust to a voting and exchange trustee. The Special Voting Unit to be created and issued pursuant to the Arrangement will be issued to the Voting and Exchange Trustee. The holder of a special voting unit (including in respect of the Special Voting Unit), shall not be entitled to any interest or share in the distributions or net assets of the Trust and shall only be entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units into which the Exchangeable LP Units to which such special voting unit relates are exchangeable or convertible.

    Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue the Special Voting Unit to the Voting and Exchange Trustee for the benefit of every person who receives Exchangeable LP Units pursuant to the Arrangement. The Voting and Exchange Trustee will be obligated to vote the Special Voting Unit at meetings of Unitholders pursuant to the instructions of the holders of Exchangeable LP Units. However, if no instructions are provided by the holders of Exchangeable LP Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

    The Special Voting Unit will be subject to such other rights and limitations as may be determined by the Trustees at the time of issuance of the Special Voting Unit. The Declaration of Trust provides that upon the exchange of Exchangeable LP Units for Trust Units, the entitlement to vote pursuant to the Special Voting Unit will be eliminated in respect of those Exchangeable LP Units. See "INFORMATION CONCERNING PDLP -- VOTING AND EXCHANGE TRUST AGREEMENT".

ISSUANCE OF UNITS

    The Declaration of Trust provides that Units, including rights, warrants, options or other securities convertible into or exchangeable for Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustees may determine. The Declaration of Trust also provides that the Trustees may authorize the creation and issuance of any type of debt securities or convertible debt securities of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Trustees may determine.

PURCHASE OF UNITS

    The Trust may from time to time purchase for cancellation some or all of the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market, by private agreement or upon any recognized stock exchange on which such Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Units, provided in each case that the Trustees have determined that such purchases are in the best interests of the Trust. Any such purchases may constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. A Unitholder will not have the right at any time to require the Trust to purchase such Unitholder's Units.

TRUST UNIT REDEMPTION RIGHT

    Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.



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

CASH REDEMPTION

    Upon receipt by the Trust of the notice to redeem Trust Units, the tendering Trust Unitholder will thereafter be entitled to receive a price per Trust Unit (the "MARKET REDEMPTION PRICE") equal to the lesser of: (a) 90% of the Market Price per Trust Unit on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) during the period of the last ten trading days immediately prior to the date on which the Trust Units were tendered for redemption; and (b) the Closing Market Price on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) on the date that the Trust Units were tendered for redemption.

    The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.

    Trust Unitholders will not receive cash upon the redemption of their Trust Units if:

        (a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price and, unless any applicable regulatory approvals are required, by a distribution in specie of the Trust's assets, which may include Redemption Notes (as defined below) or other assets held by the Trust, on a pro-rata basis;

        (b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustees consider, in their sole opinion, provides representative FMV prices for the Trust Units;

        (c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the ten day trading period prior to the date on which such Trust Units were tendered for redemption; or

        (d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

IN SPECIE REDEMPTION

    If a Trust Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of one or more of the foregoing limitations, then each Trust Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie.

    In such circumstances, the Support Agreement will provide that, upon the direction of the Trustees, PDLP will request partial repayment of the AmalgamationCo Debt and use the funds received therefrom to subscribe for new notes from AmalgamationCo (the "REDEMPTION NOTES") with a 15 year maturity and that will bear interest at a market rate to be determined by the board of directors of AmalgamationCo, payable monthly in arrears on the 15th day of each calendar month that such Redemption Note is outstanding.

    Pursuant to the terms of the Support Agreement, PDLP will distribute the Redemption Notes to the Trust as the holder of PDLP A Units and the Trust will distribute these Redemption Notes to the redeeming Trust Unitholders in satisfaction of the Market Redemption Price.

    Pursuant to the terms of the Support Agreement, AmalgamationCo will have agreed to enter into a note indenture, prior to issuance of the Redemption Notes, that will set out the definitive terms of the Redemption Notes and provide for a note trustee. The Support Agreement will provide that the Redemption Notes will be direct, subordinated obligations of AmalgamationCo ranking subordinate to all senior unsecured indebtedness. The Support Agreement will further provide that the note indenture governing the Redemption Notes must contain events of default that are market standard for notes of this nature, the occurrence of which will result in the principal and any accrued and unpaid interest on the Redemption Notes being immediately due and payable. See "INFORMATION CONCERNING PDLP -- SUPPORT AGREEMENT -- TRUST UNIT REDEMPTION".

    Rather than distributing Redemption Notes in satisfaction of the Market Redemption Price for Trust Units tendered for redemption in the circumstances described above, the Trustees may, provided certain conditions have been met, determine to satisfy the Market Redemption Price by way of an alternate distribution in specie to redeeming Trust Unitholders. In order to make an in specie distribution other than Redemption Notes to redeeming Trust Unitholders or for the Trust to redeem Trust Units with its own indebtedness, the Trustees must have received both a written opinion of tax counsel that such a distribution of Trust assets does not have a material adverse effect on other Trust Unitholders and a written opinion from a financial advisor that such Trust assets being distributed in lieu of Redemption Notes would be reasonably considered to be financially equivalent in value to Redemption Notes.

    Where the Trust makes a distribution in specie of any assets of the Trust on the redemption of Trust Units by a Trust Unitholder, the Trustees retain the discretion to designate to the account of such Trust Unitholder any capital gains realized by the Trust or income of the Trust arising as a result of such redemption and distribution.

    It is anticipated that the redemption right described above will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes or other Trust assets that may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in Redemption Notes or other Trust assets and they may be subject to resale restrictions under applicable securities laws. Redemption Notes or other Trust assets so distributed may not be qualified investments for Exempt Plans depending on the circumstances at the time. See "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS -- RESIDENTS -- DISPOSITION OF TRUST UNITS".

    The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Trust Unitholder who exercised the right of redemption, on the last day of the calendar month following the month in which the Trust Units were tendered for redemption, of Redemption Notes or Trust assets, as the case may be.

MEETINGS OF UNITHOLDERS

    The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election of Trustees, the appointment or removal of the auditors of the Trust, the approval of amendments to the Declaration of Trust (except as described below under "DECLARATION OF TRUST AND DESCRIPTION OF UNITS -- AMENDMENTS TO THE DECLARATION OF TRUST"), the sale of all or substantially all of the Trust's assets and the dissolution or termination of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of Trustees and the appointment of the auditors of the Trust. For a description of the Trustees and the committees thereof, see "TRUSTEES, DIRECTORS AND MANAGEMENT".


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

    A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of all votes entitled to be voted at a meeting of Unitholders (including the votes attached to Exchangeable LP Units by virtue of the Special Voting Unit) by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

    Subject to the Voting and Exchange Trust Agreement, only Unitholders of record may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the number of Exchangeable LP Units represented by proxy by the Voting and Exchange Trustee at such meeting.

    The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

LIMITATION ON NON-RESIDENT OWNERSHIP

    It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the Tax Act and in order to ensure the maintenance of such status the Declaration of Trust provides, in part, that:

        (a) if determined necessary or desirable by the Trustees, in their sole discretion, the Trust may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Trustees become aware that the activities of the Trust and/or ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the Tax Act as a "unit trust" or a "mutual fund trust", the Trust, by or through the Trustees on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of the Trustees to maintain the status of the Trust as a "unit trust" or a "mutual fund trust" including, without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a Non-Resident and/or require the sale of Trust Units by Non-Residents on a basis determined by the Trustees and/or suspend distribution and/or other rights in respect of Trust Units held by Non-Residents transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof; and

        (b) in addition to the foregoing, the transfer agent of Trust Units, by or through the Trustees may, if determined appropriate by the Trustees, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that Non-Residents may hold, limit the transfer of the legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by the Trustees, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by the Trustees. The operating procedures relating to such reservation system shall be determined by the Trustees and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

AMENDMENTS TO THE DECLARATION OF TRUST

    On or before the Effective Date, the Trustees will execute and deliver such indentures or instruments supplemental to the Declaration of Trust or in restatement thereof, which may add to, delete, amend, vary or change any of the provisions of the Declaration of Trust and as may be necessary to give proper effect to the intent and purpose of the Arrangement.

    The Trustees may, without the consent, approval or ratification of any of the Unitholders, amend the Declaration of Trust at any time:

        (a) for the purpose of ensuring the Trust's continuing compliance with applicable laws, regulations or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

        (b) in a manner which, in the opinion of the Trustees, provides additional protection for the Unitholders;

        (c) in a manner which, in the opinion of the Trustees, is necessary or desirable as a result of changes in Canadian tax laws;

        (d) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; or

        (e) to change the situs of, or the laws governing, the Trust which, in the opinion of the Trustees is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

TERM OF THE TRUST

    The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of the Unitholders duly called for that purpose, following which the Trustees shall commence to wind-up the affairs of the Trust (and shall thereafter be restricted to only such activities).

    Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the earlier of September 21, 2105 and the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. In the event that the Trust is wound-up, the Trustees will sell and convert into money the assets of the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of termination authorized pursuant to a Special Resolution). After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust's assets pro-rata among the Trust Unitholders.

TAKE-OVER BIDS

    The Declaration of Trust contains provisions to the effect that if a take-over bid, as defined under the Securities Act, is made for the Trust Units and not less than 90% of the Trust Units (including Trust Units issuable upon the conversion, exercise or exchange of any securities exchangeable into Trust Units but not including any Trust Units held at the date of the take-over bid by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units and Exchangeable LP Units held by Trust Unitholders who did not accept the take-over bid on the terms offered by the offeror.

INFORMATION AND REPORTS

    The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The Trust will send (or make available if sending is not required under applicable securities laws) to Unitholders the audited financial statements of the Trust, together with the report of such chartered accountants, and the unaudited interim financial statements of the Trust within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

    The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

AUDITORS

    The auditors of the Trust will be KPMG LLP, Chartered Accountants, 1200, 205 -- 5th Avenue S.W., Calgary, Alberta, T2P 4B9.


                               DISTRIBUTION POLICY

GENERAL

    The Trust will adopt a policy of making regular monthly cash distributions on each Distribution Payment Date to Trust Unitholders of record on the preceding Distribution Record Date, with the first such payment expected to be made on the Distribution Payment Date of the month following the Effective Date. If all conditions are met to complete the Arrangement at the time in the Meeting it is expected that the Effective Date will be on or about November 7, 2005. It is expected that the initial monthly Distributions will be approximately $0.24 per Trust Unit. In addition, the Declaration of Trust provides that, if necessary, on December of each year, the Trust will make an additional amount payable such that the Trust will not be liable for ordinary income taxes for such year. The Trustees will review the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various economic factors and is at the discretion of the Trustees. The anticipated distribution policy targets the use of approximately 70% of available cash for distribution to Trust Unitholders. Based upon current economic factors and the size of the Trust's capital budget, it is expected that the remaining approximately 30% of cash available for distribution will fund the Trust's annual capital expenditure program.

DISTRIBUTION REINVESTMENT PLAN

    The Trust may, if deemed appropriate, in the future, subject to regulatory approval, adopt a distribution reinvestment plan, pursuant to which Trust
Unitholders would be entitled to elect to have distributions of the Trust automatically reinvested in additional Trust Units at a price per Trust Unit calculated by reference to a weighted average of the trading prices for Trust Units on the TSX. If such a plan is adopted, it is anticipated no brokerage commissions will be payable in connection with the purchase of Trust Units and all administrative costs will be borne by the Trust.

PRO FORMA DISTRIBUTABLE CASH

    The following is a summary of selected pro forma financial information for the Trust. It reflects funds generated from the assets owned, directly or indirectly, by AmalgamationCo following the completion of the Weatherford Transaction, the sale of CEDA International Corporation and the Arrangement, for the periods indicated.

    Management of the Trust and Precision have provided the following analysis to assist Shareholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Trust Unitholders and holders of Exchangeable LP Units had the Trust been in existence for the year ended December 31, 2004. This analysis was prepared on the assumption that the Arrangement had been completed, that AmalgamationCo had retained all of Precision's business, other than CEDA International Corporation and the assets sold to Weatherford and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Precision has, based on its review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amounts shown below.

    THE PRO FORMA INFORMATION IS NOT A FORECAST OR A PROJECTION OF FUTURE RESULTS. THE ACTUAL RESULTS OF OPERATIONS OF THE TRUST FOR ANY PERIOD FOLLOWING THE EFFECTIVE DATE WILL VARY FROM THE AMOUNTS SET FORTH IN THE FOLLOWING ANALYSIS, AND THESE VARIATIONS MAY BE MATERIAL.

                                                                                    PRO FORMA YEAR ENDED
                                                                                      DECEMBER 31, 2004
                                                                               ------------------------------
                                                                               (000S EXCEPT PER UNIT AMOUNTS)
          Funds provided from operations(1)................................              $   384,107
          Deduct:
            Provision for maintenance capital expenditures(2)..............              $   112,770
                                                                                         -----------
          Cash available for distribution(3)...............................                  271,337
                                                                                         ===========
          Number of Trust Units and Exchangeable LP Units..................                  125,696
          Distributable Cash per Trust Unit and Exchangeable LP Unit
            for the period.................................................              $     2.16
          Distributable Cash per Trust Unit and Exchangeable LP Unit
            per month......................................................              $     0.18

__________

NOTES:

(1) Funds provided from operations has been defined as cash provided from operations before changes in non-cash working capital items and debt repayment premiums.

(2) Capital expenditures represent Precision's actual capital expenditures for 2004.

(3) Cash available for distribution is not recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities. Management believes that in addition to net earnings, cash available for distribution is a useful supplemental measure as it provides an indication of cash distributions to be made by the Trust.

                      PRO FORMA CAPITALIZATION OF THE TRUST

    The following table sets forth the pro forma capitalization of the Trust as at June 30, 2005, both before and after giving effect to the Arrangement (all amounts in $ thousands -- unaudited).

                                                                            OUTSTANDING AS AT         OUTSTANDING AS AT
                                                                           JUNE 30, 2005 PRIOR       JUNE 30, 2005 AFTER
                                                                           TO GIVING EFFECT TO      GIVING EFFECT TO THE
                        DESIGNATION                     AUTHORIZED          THE ARRANGEMENT(2)        ARRANGEMENT(2)(3)
     --------------------------------------------------------------------------------------------------------------------------
        Revolving Credit Facilities..............        335,000                       --                  72,000
        Long term Debt
          6.85% Series 1 debentures..............        200,000                  200,000                      --
          7.65% Series 2 debentures..............        150,000                  150,000                      --
          5.625% notes...........................        US 300,000               369,240                      --
                                                                              -----------
        Total long-term Debt.....................                                 719,240                  72,000
                                                                              -----------
        Total Debt...............................                                 719,240                  72,000
                                                                              -----------
        Shareholders'/Unitholders' equity:
          Share capital..........................        unlimited              1,301,886                      --
          Trust units............................        unlimited                     --                 895,257
          Exchangeable LP Units..................        unlimited                     --                  43,517
          Contributed Surplus....................                                  33,631                      --
          Cumulative translation adjustment......                                 (21,113)                     --
          Retained earnings......................                               1,206,052                      --
                                                                              -----------             -----------
        Total shareholders'/unitholders' equity..                               2,520,456                 938,774
                                                                              -----------             -----------
        Total capitalization.....................                               3,239,696               1,010,774
                                                                              ===========             ===========

__________

NOTES:

(1) The pro forma number of Trust Units outstanding at June 30, 2005 was 119,557,212.

(2) See Appendices F and G for the Balance Sheet as of September 22, 2005 and the pro forma financial statements, respectively, of Precision Drilling Trust.

(3) Prior to the completion of the Arrangement Precision will redeem all of its outstanding debentures consisting of: $200 million 6.85% Series 1 debentures, $150 million 7.65% Series 2 debentures and U.S. $300 million 5.625% debentures, in each case utilizing the early redemption provisions available in the respective indentures.

    Precision is currently in negotiations with a syndicate of Canadian financial institutions to establish a new credit facility of up to $600 million (the "CREDIT FACILITY") for AmalgamationCo. The Credit Facility will be a committed, three year revolving facility which will be used to fund the opening debt position and for general corporate purposes, including capital expenditures and future acquisitions. The Credit Facility will be unsecured and be subject to customary terms and conditions for issuers of this nature, including provisions which may restrict the ability of the Trust to make distributions to Unitholders. The Credit Facility will be in place on Closing.

             SELECTED PRO FORMA FINANCIAL INFORMATION FOR THE TRUST

    The following is a summary of selected pro forma financial information for the assets owned, directly or indirectly, on a consolidated basis by the Trust following the completion of the Weatherford Transaction, the sale of CEDA International Corporation and the Arrangement, for the periods indicated. The following should be read in conjunction with the pro forma financial statements of the Trust and the notes thereto attached as Appendix E to the Information Circular.

                                                                              SIX MONTHS ENDED           YEAR ENDED
                                                                                JUNE 30, 2005         DECEMBER 31, 2004
                                                                              ----------------        -----------------
                                                                                  (UNAUDITED)            (UNAUDITED)
                                                                                    (000'S)                (000'S)
                 Total Revenues..........................................       $   541,302            $  1,028,488
                 Direct operating, selling and administrative expenses...       $   336,439            $    641,337
                 Operating income........................................       $   205,381            $    395,251
                 Net earnings............................................       $   110,418            $    216,190

                                                                           AS AT
                                                                       JUNE 30, 2005
                                                                        (UNAUDITED)
                                                                           (000'S)
                                                 Total assets..       $   1,446,336
                                                 Total debt....       $      72,000

                           INFORMATION CONCERNING PDLP

GENERAL

    PDLP is a limited partnership formed under the laws of the Province of Manitoba. Following the completion of the Arrangement and the Amalgamation, PDLP will hold all of the common shares of AmalgamationCo and the AmalgamationCo Debt.

    The activities of PDLP will consist of acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of AmalgamationCo, or any associate or affiliate thereof, or issued by any other corporation, partnership (other than a general partnership), trust or other person involved, directly or indirectly, in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies, and such other businesses as the board of directors of the General Partner may determine, from time to time, and activities ancillary and incidental thereto.

    Non-Residents and Tax-Exempts are not permitted to be a partner of PDLP.

    The General Partner is the managing partner of PDLP. The General Partner is a wholly-owned subsidiary of the Trust. See "INFORMATION CONCERNING THE GENERAL PARTNER".

    The General Partner shall be entitled to receive, and the General Partner will, subject to applicable law, pay itself from the assets of PDLP a distribution in each fiscal year equal to 0.001% of the net income of PDLP. Such distributions will be paid out of money, assets or property of PDLP properly applicable to the payment of distributions.

    PDLP may become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the securities regulatory authorities for exemptions from those reporting requirements. Instead of complying with those reporting requirements (which would include filing separate financial statements for PDLP), the holders of Exchangeable LP Units will be provided with the documents filed by the Trust pursuant to the information reporting requirements to which the Trust is subject under applicable Canadian securities laws.

PARTNERSHIP UNITS

    PDLP is initially authorized to issue an unlimited number of PDLP A Units and Exchangeable LP Units. The General Partner may, in respect of PDLP, also issue at any time units of any class or series or secured and unsecured debt obligations, debt obligations convertible into any class or series of units, or options, warrants, rights, appreciation rights or subscription rights relating to any class or series of units, to the General Partner, to limited partners (which shall initially be the Trust) or any other person who is not a Non-Resident and is not a Tax-Exempt. Each unit ranks equally with each other unit of the same class or series and entitles the holder thereof to the same rights and obligations as the holder of any other unit of the same class or series and no limited partner is entitled to any privilege, priority or preference in relation to any other limited partner holding units of the same class or series. Certificates for PDLP A Units and Exchangeable LP Units shall be deposited with the transfer agent for PDLP and may only be released on the direction of the General Partner.

    In addition, on a distribution of assets in the event of the liquidation, dissolution or winding-up of PDLP, whether voluntary or involuntary, or any other distribution of the assets of PDLP among its Partners for the purpose of winding-up its affairs: (a) the holders of PDLP A Units will be distributed an amount equal to the aggregate of all of the liabilities of the Trust; and (b) the balance of the assets of PDLP will be distributed: (i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of Exchangeable LP Units and the number of Trust Units, in each case as outstanding on the date of such distribution, in respect of each Exchangeable LP Unit outstanding; and (ii) as to the remaining portion of such assets, to the holders of PDLP A Units rateably in accordance with the number of PDLP A Units held thereby.

PDLP A UNITS

    Initially, PDLP will have outstanding only PDLP A Units, all of which will be issued to and held by the Trust and which are only permitted to be issued to, and held by, the Trust or an affiliate thereof. Holders of PDLP A Units will be entitled to one vote for each PDLP A Unit on any Ordinary LP Resolution or Extraordinary LP Resolution of PDLP. A holder of PDLP A Units is entitled to receive, and the General Partner shall, subject to applicable law, from time to time pay distributions on each PDLP A Unit as the General Partner determines. Such distributions will be paid out of money, assets or property of PDLP properly applicable to the payment of distributions or out of authorized but unissued PDLP A Units, as applicable.

EXCHANGEABLE LP UNITS

    PDLP will issue Exchangeable LP Units to Eligible Shareholders who elect to receive Exchangeable LP Units instead of Trust Units in partial consideration for their Common Shares pursuant to the Arrangement.

    The Exchangeable LP Units may also be issued in respect of other acquisitions made by PDLP from time to time. The General Partner shall ensure, in good faith and in its sole discretion, the economic equivalence of the Exchangeable LP Units to the Trust Units of the Trust.

    The principal terms of the Exchangeable LP Units are:

        (a) the Exchangeable LP Units will be exchangeable for Trust Units on a one-for-one basis at the option of the holder in accordance with the terms and conditions of the PDLP Limited Partnership Agreement, the Support Agreement and the Voting and Exchange Trust Agreement. However, the Exchangeable LP Units will not be exchangeable for a period of 180 days from the Effective Date, except with the consent of the board of directors of the General Partner. See below under "INFORMATION CONCERNING PDLP -- PARTNERSHIP UNITS -- EXCHANGEABLE LP UNITS -- EXCHANGE RIGHT";

        (b) each Exchangeable LP Unit will entitle the holder thereof to receive non-interest bearing loans from PDLP equal to cash distributions made by the Trust on a Trust Unit. See below under "INFORMATION CONCERNING PDLP -- PARTNERSHIP UNITS -- EXCHANGEABLE LP UNITS -- DISTRIBUTION RIGHTS";

        (c) the holder of each Exchangeable LP Unit will be entitled to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of Unitholders. See "DECLARATION OF TRUST AND DESCRIPTION OF UNITS -- TRUST UNITS AND SPECIAL VOTING UNIT -- SPECIAL VOTING UNIT";

        (d) the holders of Exchangeable LP Units will not be entitled as such to receive notice of or to attend any meeting of the partners of PDLP or to vote at any such meeting. However, holders of Exchangeable LP Units will be entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable LP Units or in respect of any other amendment to the applicable partnership agreement which will have an adverse impact on the holders of such Exchangeable LP Units. See below under "INFORMATION CONCERNING PDLP -- PARTNERSHIP UNITS -- EXCHANGEABLE LP UNITS -- VOTING RIGHTS"; and

        (e) the Exchangeable LP Units will not be transferable except as set out
    below  under   "INFORMATION   CONCERNING   PDLP  --  PARTNERSHIP   UNITS  --
    EXCHANGEABLE LP UNITS -- TRANSFER OF EXCHANGEABLE LP UNITS".

    The exchange, voting and distribution rights associated with Exchangeable LP Units and the associated Special Voting Unit as described below in greater detail will be subject to standard anti-dilution provisions.

DISTRIBUTION RIGHTS

    Holders of Exchangeable LP Units will be entitled to receive, and PDLP will, subject to applicable law, on each date on which the Trustees declare a distribution on the Trust Units, make a loan in respect of each Exchangeable LP
Unit:

        (a) in the case of a cash distribution declared on the Trust Units, in an amount in cash for each Exchangeable LP Unit equal to the cash distribution declared on each Trust Unit; or

        (b) in the case of a distribution declared on the Trust Units in securities or property other than cash or Trust Units, a loan in the amount equal to the value of such type and amount of securities or property as is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Trust Unit.

    Any amount loaned in respect of Exchangeable LP Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable LP Units but rather will constitute a non-interest bearing loan of the amount thereof, or in the case of property, a loan in the amount equal to the FMV thereof as determined in good faith by the board of directors of the General Partner as of the date of such loan, to the holder of the Exchangeable LP Units receiving the same, which loan will be repayable by such holder to PDLP on the earlier of: (a) January 1 of the calendar year next following the loan; (b) the 5th Business Day preceding any Insolvency Event; (c) the Business Day prior to the redemption of the Exchangeable LP Units in respect of which the loans were made (pursuant to the Retraction Right or any redemption by PDLP); (d) the Business Day prior to the purchase of the Exchangeable LP Units in respect of which the loans were made pursuant to the Liquidation Call Right; and (e) the Business Day prior to any other transfer of the Exchangeable LP Units in respect of which the loan was made. On the date on which the loan is repayable as determined in the immediately preceding sentence, PDLP will make a distribution in respect of each Exchangeable LP Unit equal to the amount of the loan outstanding in respect thereof. PDLP will set off and apply the amount of any such distribution against the obligations of any holder of Exchangeable LP Units under any loan outstanding in respect thereof and each holder of Exchangeable LP Units will have the right to set off and apply any amount owed by such holder of Exchangeable LP Units under any loan outstanding in respect thereof against the amount of any such distribution. See also "DISTRIBUTION POLICY".

TRANSFER OF EXCHANGEABLE LP UNITS

    No holder of Exchangeable LP Units may sell, assign, encumber, grant a security interest in, cause PDLP to redeem or otherwise dispose of or transfer (or permit any of the foregoing to occur), whether voluntarily or involuntarily or otherwise, its Exchangeable LP Units, except in accordance with operation of law or with respect to a re-registration of certificates evidencing Exchangeable LP Units that does not involve a change in beneficial ownership.

RETRACTION RIGHT

    Pursuant to the Retraction Right, holders of Exchangeable LP Units will be entitled at any time after 180 days from the Effective Date to require PDLP to redeem any or all of the Exchangeable LP Units held by such holder for the Retraction Price, which shall be satisfied by PDLP causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Retraction Price.

    Holders of Exchangeable LP Units may effect such redemption by presenting a certificate or certificates to the General Partner or the transfer agent as may be specified by PDLP representing the number of Exchangeable LP Units the holder desires to have PDLP redeem together with such other documents as may be required to effect the redemption of Exchangeable LP Units under the PDLP Limited Partnership Agreement and such additional documents and instruments as the transfer agent for the Exchangeable LP Units and the General Partner may reasonably require to effect the redemption together with a duly completed Retraction Request.

    PDLP will thereafter cause the Exchangeable LP Unit Consideration to be delivered to the holder of the Exchangeable LP Units. For greater clarity, the Exchangeable LP Unit Consideration will consist, in part, of one Trust Unit for each Exchangeable LP Unit redeemed.

LIQUIDATION RIGHT

    Subject to the Liquidation Call Right of the Trust described below, in the event of the liquidation, dissolution or winding-up of PDLP, whether voluntary or involuntary, or any other distribution of the assets of PDLP among its Partners for the purpose of winding up its affairs, a holder of Exchangeable LP Units will be entitled, subject to applicable law, to receive from the assets of PDLP, in respect of each such Exchangeable LP Unit held on the Liquidation Date, the Liquidation Amount, which shall be satisfied by PDLP, causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Liquidation Amount. For greater clarity, the Exchangeable LP Unit Consideration will consist, in part, of one Trust Unit for each Exchangeable LP Unit subject to the Liquidation Right.

LIQUIDATION CALL RIGHT

    Upon the occurrence of an event as described above under "LIQUIDATION RIGHT", pursuant to the Liquidation Call Right, the Trust will have the overriding right to purchase from all but not less than all of the holders of

Exchangeable LP Units on the Liquidation Date all but not less than all of such holders' Exchangeable LP Units for the Liquidation Amount and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable LP Units to the Trust. For the purposes of completing the purchase of Exchangeable LP Units pursuant to the Liquidation Call Right, the Trust will deposit or cause to be deposited with the transfer agent for such Exchangeable LP Units, on or before the Liquidation Date, the Exchangeable LP Unit Consideration representing the Liquidation Amount. Upon the surrender to the transfer agent by a holder of such Exchangeable LP Units of its certificate(s) representing the Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units pursuant to the PDLP Limited Partnership Agreement, the transfer agent will deliver the Exchangeable LP Unit Consideration to which such holder is entitled. For greater clarity, the Exchangeable LP Unit Consideration will consist, in part, of one Trust Unit for each Exchangeable LP Unit subject to the Liquidation Call Right.

REDEMPTION RIGHT

    Subject to applicable law, PDLP shall, on the Redemption Date, redeem all but not less than all of the then outstanding Exchangeable LP Units for the Redemption Price. Payment of the total Redemption Price shall be made by delivery of the Exchangeable LP Unit Consideration representing the total Redemption Price to each holder of Exchangeable LP Units. For greater clarity, the Exchangeable LP Unit Consideration will consist, in part, of one Trust Unit for each Exchangeable LP Unit redeemed.

    For the purposes of the Exchangeable LP Unit Provisions, "REDEMPTION DATE" means the date, if any, established by the board of directors of the General Partner for the redemption by PDLP of all but not less than all of the outstanding Exchangeable LP Units (other than Exchangeable LP Units held by the Trust or its affiliates), pursuant to the Redemption Right, which date shall be no earlier than the 30th anniversary of the Effective Date in respect of the Exchangeable LP Units, unless:

        (a) a Control Transaction occurs, in which case, provided that the board of directors of the General Partner determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable LP Units, in connection with such a Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable LP Units, is necessary to enable the completion of such Control Transaction in accordance with its terms, the Redemption Date shall be the Business Day determined by the board of directors of the General Partner and the board of directors of the General Partner shall give such number of days' prior written notice to the registered holders of the Exchangeable LP Units and to the Voting and Exchange Trustee as the board of directors of the General Partner may determine to be reasonably practicable in such circumstances;

        (b) a Change of Law occurs, in which case the Redemption Date shall be the Business Day determined by the board of directors of the General Partner and the board of directors of the General Partner shall give such number of days' prior written notice to the registered holders of the Exchangeable LP Units and the Voting and Exchange Trustee as the board of directors of the General Partner may determine to be reasonably practicable in such circumstances;

        (c) an Exchangeable LP Unit Voting Event is proposed, in which case, provided that the board of directors of the General Partner has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable LP Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable LP Units, to consider the Exchangeable LP Unit Voting Event and the board of directors of the General Partner shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable LP Units and the Voting and Exchange Trustee as the board of directors of the General Partner may determine to be reasonably practicable in such circumstances; or

        (d) an Exempt Exchangeable LP Unit Voting Event is proposed and the holders of the Exchangeable LP Units fail to take the necessary action at a meeting or other vote of holders of Exchangeable LP Units, to approve or disapprove, as applicable, the Exempt Exchangeable LP Unit Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable LP Units fail to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a) or (b) above to any of such holders of Exchangeable LP Units shall not affect the validity of any such redemption.



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

AUTOMATIC REDEMPTION

    Holders of Exchangeable LP Units are obligated to notify PDLP of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated Change of Residence Date. On and as of the fifth Business Day prior to the Change of Residence Date in respect of a holder of Exchangeable LP Units, all but not less than all of such holder's Exchangeable LP Units will be and be deemed to be transferred to PDLP for the Automatic Redemption Price per Exchangeable LP Unit, which shall be satisfied by PDLP depositing or causing to be deposited with the transfer agent for such
Exchangeable LP Units the Exchangeable LP Unit Consideration representing the Automatic Redemption Price. Upon the surrender to the transfer agent by a holder of such Exchangeable LP Units of its certificate(s) representing the Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units pursuant to the PDLP Limited Partnership Agreement, the transfer agent will deliver the Exchangeable LP Unit Consideration to which such holder is entitled.

    For greater clarity, the Exchangeable LP Unit Consideration will consist, in part, of one Trust Unit for each Exchangeable LP Unit subject to the Automatic Redemption.

VOTING RIGHTS

    The holders of Exchangeable LP Units will not be entitled as such to receive notice of or to attend any meeting of the Partners of PDLP or to vote at any such meeting. Notwithstanding the foregoing, holders of Exchangeable LP Units will be entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable LP Units or proposals to amend the PDLP Limited Partnership Agreement in a manner adverse to holders of Exchangeable LP Units. On every vote taken at every such meeting each holder of Exchangeable LP Units shall be entitled to one vote in respect of each Exchangeable LP Unit held by such holder.

    Pursuant to the Declaration of Trust, a Special Voting Unit will be issued in conjunction with Exchangeable LP Units issued. The Special Voting Unit entitles holders of Exchangeable LP Units to receive notice of or to attend any meeting of the Unitholders of the Trust and to vote at any such meeting. Pursuant to the Voting and Exchange Trust Agreement, each of the holders of Exchangeable LP Units will be entitled to instruct the Voting and Exchange Trustee to vote the Special Voting Unit in respect of the number of Trust Units into which its Exchangeable LP Units are exchangeable. The Special Voting Unit issued to the Voting and Exchange Trustee by the Trust entitles the holders of Exchangeable LP Units to one vote at meetings of Unitholders for each Exchangeable LP Unit, but will have none of the other rights attached to Trust Units. See "INFORMATION CONCERNING PDLP -- VOTING AND EXCHANGE TRUST AGREEMENT -- VOTING RIGHTS".



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

AMENDMENT AND APPROVAL

    The General Partner may amend the PDLP Limited Partnership Agreement at any time or times prior to the Effective Time in such manner as may be necessary to give proper effect to the intent and purpose of the Arrangement.

    Amendments to the PDLP Limited Partnership Agreement may also be proposed by the General Partner and, subject to the following limitations, will be deemed to be effective if approved by the General Partner:

        (a) the amendment provisions themselves may not be amended without the unanimous consent of the holders of the limited partnership units of PDLP;

        (b) no amendment shall be made to PDLP Limited Partnership Agreement which would have the effect of, among other things: (i) preventing the loans or distributions to the holders of Exchangeable LP Units or adversely affecting the rights of the holders of Exchangeable LP Units under the Support Agreement; (ii) changing the provision in the PDLP Limited Partnership Agreement requiring that the business of PDLP be conducted solely through its investment in AmalgamationCo or any associate or affiliate thereof, or in any other corporation, partnership, trust or other person involved, directly or indirectly, in any business which involves the provision of contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies, (iii) changing the liability of a limited partner; (iv) allowing any limited partner to exercise control over the business of PDLP; (v) changing the right of a limited partner to vote on resolutions; (vi) changing PDLP from a limited partnership to a general partnership, or (vii) causing the Trust to lose its status as a mutual fund trust under the Tax Act, without such amendment being passed by an Extraordinary LP Resolution;

        (c) no amendment shall be made to the PDLP Limited Partnership Agreement which would have the effect of adding, changing or removing any right, privilege, restriction or condition attaching to the Exchangeable LP Units, or which would have an adverse impact on the holders of Exchangeable LP Units unless such amendment is approved by class vote of 66 2/3% of the holders of Exchangeable LP Units; and

        (d) no amendment shall be made which would have the effect of adversely affecting the rights and obligations of the General Partner becoming effective before 45 days after the resolution approving such amendment.

    Partners must be notified of the full details of any amendments after the Effective Time to the PDLP Limited Partnership Agreement within 30 days of the effective date of the amendment.

ACTIONS BY THE GENERAL PARTNER UNDER THE SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

    The General Partner, on behalf of PDLP, will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to PDLP.

NON-RESIDENT AND TAX-EXEMPT HOLDERS

    Exchangeable LP Units will not be issued or transferable to persons who are Non-Residents or who are Tax-Exempt. To the extent a holder of Exchangeable LP Units becomes or is deemed to become a Non-Resident, all of such holder's Exchangeable LP Units shall be deemed to be transferred to PDLP for Trust Units effective on and as of the fifth Business Day prior to the date of the holder of Exchangeable LP Units becoming or being deemed to become a Non-Resident. See above under "EXCHANGEABLE LP UNITS -- AUTOMATIC REDEMPTION". The obligation of the Trust to deliver Trust Units to a Non-Resident in respect of the exchange of such holder's Exchangeable LP Units may in certain circumstances be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident.


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

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING RIGHTS

    In accordance with the Voting and Exchange Trust Agreement, the Trust will have issued a Special Voting Unit to the Voting and Exchange Trustee, for the benefit of the holders (other than the Trust and its affiliates) of the Exchangeable LP Units. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which the Exchangeable LP Units are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

    Each holder of Exchangeable LP Units on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable LP Units held by such holder. The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

    The Voting and Exchange Trustee will send to the holders of the Exchangeable LP Units the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Trust Unitholders. The Voting and Exchange Trustee will also send to the Unitholders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Trust Unitholders at the same time as such materials are sent to the Trust Unitholders. To the extent such materials are provided to the Voting and Exchange Trustee by the Trust, the Voting and Exchange Trustee will also send to the Unitholders all materials sent by third parties to Trust Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Trust Unitholders.

    All rights of a holder of Exchangeable LP Units to exercise votes attached to the Special Voting Unit will cease and be terminated immediately upon: (a) the delivery to the Voting and Exchange Trustee of the certificates representing such Exchangeable LP Units in connection with the exercise by that holder of the Exchange Right (unless the Trust shall not have delivered the Exchangeable LP Unit Consideration in exchange therefor); (b) the occurrence of the automatic exchange of Exchangeable LP Units for Trust Units pursuant to the Automatic Exchange Right; (c) the redemption of the Exchangeable LP Units pursuant to the Exchangeable LP Unit Provisions or upon the effective date of the liquidation, dissolution or winding-up of PDLP pursuant to the Exchangeable LP Unit Provisions; (d) the automatic redemption of Exchangeable LP Units pursuant to the Exchangeable LP Unit Provisions; or (e) the purchase of Exchangeable LP Units from the holder by PDLP.

    With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable LP Units, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the General Partner, on behalf of PDLP, is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable LP Units), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable LP Units.

EXCHANGE RIGHT

    Pursuant to the Exchange Right granted in the Voting and Exchange Trust Agreement, upon the occurrence and during the continuance of an Insolvency


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

Event, the Voting and Exchange Trustee on behalf of the holders of the Exchangeable LP Units, has the right to require the Trust to purchase any or all of the applicable Exchangeable LP Units held by such holders and the Automatic Exchange Right for: (a) an amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable LP Units pursuant to the Exchange Right; and (b) the assumption by the Trust of any Partnership Loan Indebtedness in respect of such Exchangeable LP Unit. The Exchangeable LP Unit Price may be satisfied only by the Trust delivering to the Voting and Exchange Trustee, on behalf of the holders of Exchangeable LP Units, the Exchangeable LP Unit Consideration representing the Exchangeable LP Unit Price. For greater clarity, the Exchangeable LP Unit Consideration will consist, in part, of one Trust Unit for each Exchangeable LP Unit subject to the Exchange Right.

EXCHANGE RIGHT SUBSEQUENT TO RETRACTION

    Where a holder of Exchangeable LP Units has elected to exercise its Retraction Right in respect of any or all of its Exchangeable LP Units, and PDLP notifies such holder that it is unable to redeem all such securities as a result of applicable law, the Retraction Request will be deemed to constitute notice from the holder to the Voting and Exchange Trustee instructing the Voting and Exchange Trustee to exercise the Exchange Right. See above under "INFORMATION CONCERNING PDLP -- VOTING AND EXCHANGE TRUST AGREEMENT -- EXCHANGE RIGHT".

AUTOMATIC EXCHANGE RIGHT

    Pursuant to the Automatic Exchange Right granted in the Voting and Exchange Trust Agreement, the Trust must give the Voting and Exchange Trustee written notice of a Liquidation Event in the following manner:

        (a) in the event of any determination by the Trustees to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

        (b) promptly following the earlier of (i) receipt by the Trust of notice of, and (ii) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the Trust or to effect any other distribution of assets of the Trust among the Trust Unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

    Following receipt of such notice of a Liquidation Event, the Voting and Exchange Trustee will give notice, in the form provided by the Trust, to the holders of Exchangeable LP Units describing the Automatic Exchange Right. Immediately prior to the effective time of the Liquidation Event, and in order to enable the holders of Exchangeable LP Units to participate on a pro-rata basis with the holders of Trust Units in the distribution of the Trust's assets in connection with a Liquidation Event, the Trust will exchange the Exchangeable LP Units for Trust Units based upon the Exchangeable LP Unit Price applicable at that time, which for greater certainty will be on a one-for-one basis.

SUPPORT AGREEMENT

THE TRUST SUPPORT OBLIGATION

    Under the Support Agreement, so long as any Exchangeable LP Units not owned by the Trust or its affiliates are outstanding, the Trust will, among other things:

        (a) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit PDLP, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or the Automatic Redemption Price in respect of each of its issued and outstanding Exchangeable LP Units (other than Exchangeable LP Units owned by the Trust or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of Exchangeable LP Units, or a redemption of Exchangeable LP Units by PDLP; and

        (b) not exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of PDLP or any other distribution of the assets of PDLP among its Partners for the purpose of winding-up its affairs nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of PDLP or any other distribution of the assets of PDLP among its respective Partners for the purpose of winding-up its affairs.

    The Support Agreement will also provide that so long as any Exchangeable LP Units not owned by the Trust or its affiliates are outstanding, the Trust will not, without prior approval of PDLP and the holders of Exchangeable LP Units:

        (a) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or pursuant to any distribution reinvestment plan; or


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

        (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

        (c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units: (i) securities of the Trust of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units); (ii) rights, options or warrants other than those referred to in paragraph (b) above;
    (iii) evidences of indebtedness of the Trust; or (iv) other assets of the Trust,

unless the economic equivalent on a per Exchangeable LP Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to the holders of Exchangeable LP Units.

    In addition, the Trust may not without the prior approval of PDLP and the holders of Exchangeable LP Units: (i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; (ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or (iii) reclassify or otherwise change Trust Units or effect a merger, reorganization or other transaction affecting the Trust Units unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, the Exchangeable LP Units.

    In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Trust Units is proposed by the Trust or is proposed to the Trust or the Trust Unitholders and is recommended by the Trustees or is otherwise effected or to be effected with the consent or approval of the Trustees, and the Exchangeable LP Units are not redeemed by PDLP, the Trust will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable LP Units (other than the Trust or its affiliates) to participate in such transaction to the same extent and on an economically equivalent basis as the Trust Unitholders.

    The Support Agreement will also provide that, as long as any outstanding Exchangeable LP Units are owned by any person other than the Trust or any of its affiliates, the Trust will, unless approval to do otherwise is obtained from PDLP and from the holders of Exchangeable LP Units pursuant to the Exchangeable LP Unit Provisions, remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of PDLP and the General Partner, provided that the Trust will not be in violation of this obligation if any person or group of persons acquires all or substantially all of the assets of the Trust or the Trust Units pursuant to any merger of the Trust pursuant to which the Trust is not the surviving entity. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable LP Units, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the General Partner is of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable LP Units), the Support Agreement may not be amended or modified except by an agreement in writing executed by PDLP, AmalgamationCo and the Trust and approved by the holders of the Exchangeable LP Units pursuant to the Exchangeable LP Unit Provisions.

    Under the Support Agreement, each of the Trust and, in respect of the Exchangeable LP Units, PDLP, will covenant and agree to not, and will cause its affiliates not to, exercise any voting rights attached to the Exchangeable LP Units held by it or by its affiliates on any matter considered at meetings of holders of Exchangeable LP Units (including any approval sought from such holders in respect of matters arising under the Support Agreement).

    Upon notice from PDLP of any event that requires PDLP to cause to be delivered Trust Units to any holder of Exchangeable LP Units, the Trust shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable LP Units as PDLP shall direct. All such Trust Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

QUALIFICATION OF TRUST UNITS

    The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable LP Units will be issued in compliance with applicable laws in Canada and may be traded freely on the TSX and the NYSE or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

TRUST UNIT REDEMPTION

    The Support Agreement will provide that upon AmalgamationCo and PDLP receiving written notice from the Trustees of a Trust Unit redemption in respect of which the Trustees wish to distribute Redemption Notes instead of cash, AmalgamationCo and PDLP will take such steps so as to facilitate and effect: (a) the partial repayment of the AmalgamationCo Debt; (b) the entering into by AmalgamationCo of a note indenture with a note trustee setting the terms of the Redemption Notes as set out in the Support Agreement; (c) the issuance by AmalgamationCo of Redemption Notes to PDLP; (d) the distribution by PDLP of the Redemption Notes to the Trust as the holder of PDLP A Units; and (e) the distribution of Redemption Notes by the Trust to the redeeming Trust Unitholders in satisfaction of the Market Redemption Price of the Trust Units. See
"DECLARATION OF TRUST AND TRUST UNITS -- TRUST UNIT REDEMPTION RIGHT -- IN SPECIE REDEMPTION".

                   INFORMATION CONCERNING THE GENERAL PARTNER

GENERAL

    The General Partner is a corporation incorporated pursuant to the ABCA as a direct wholly-owned subsidiary of the Trust. The General Partner is the managing partner of PDLP.

FUNCTIONS AND POWERS OF GENERAL PARTNER

    The General Partner has exclusive authority to manage the business and affairs of PDLP, to make all decisions regarding the business of PDLP and to bind PDLP. The General Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of PDLP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The authority and power vested in the General Partner to manage the business and affairs of PDLP includes all authority necessary or incidental to carry out the objects, purposes and business of PDLP, including without limitation, the ability to engage agents to assist the General Partner to carry out its management obligations or substantially administrative functions. The General Partner cannot dissolve PDLP or wind up PDLP's affairs except in accordance with the provisions of the PDLP Limited Partnership Agreement.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

    The General Partner may resign on not less than 30 days written notice to the limited partners of PDLP provided that the General Partner will not resign if the effect would be to dissolve PDLP.

    The General  Partner may not be removed as general  partner of PDLP  unless:
(i) the General Partner has committed a material breach of the PDLP Limited Partnership Agreement, which breach has continued for 30 days after notice, and that removal is also approved by a Limited Partnership special resolution of holders of Exchangeable LP Units; or (ii) the shareholders or directors of the General Partner pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of the General Partner, or the General Partner commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agreed to act as general partner under the PDLP Limited Partnership Agreement.

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

DIRECTORS

    Two members of senior management of AmalgamationCo will serve as directors of the General Partner.

                      INFORMATION CONCERNING AMALGAMATIONCO

GENERAL

    AmalgamationCo will be the resultant corporation from the amalgamation of PD Amalco and AcquisitionCo pursuant to the provisions of the ABCA. As a result, AmalgamationCo will own, directly or indirectly, all of the assets that Precision owned, directly or indirectly, immediately prior to the Arrangement. AmalgamationCo will also retain all of the liabilities of Precision, including liabilities relating to corporate and income tax matters.

    The head and principal office and registered office of AmalgamationCo will be located at 4200, 150 -- 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. AmalgamationCo will be a subsidiary of the Trust.

    AmalgamationCo   will  become  a  reporting   issuer  in  certain   Canadian
jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Amalgamation. Application will be made to the securities regulatory authorities for an order that AmalgamationCo is deemed to have ceased to be a reporting issuer.

DESCRIPTION OF SHARE CAPITAL

    AmalgamationCo is authorized to issue an unlimited number of common shares. Upon completion of the Arrangement, PDLP will be the sole holder of all of the issued and outstanding common shares of AmalgamationCo.

COMMON SHARES

    Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of preferred shares. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding-up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

DIVIDEND RECORD

    Any decision to pay dividends on its shares will be made by the board of directors of AmalgamationCo on the basis of AmalgamationCo's earnings, financial requirements and other conditions existing at such future time.

AUDITORS

    The auditors of AmalgamationCo will be KPMG LLP, Chartered Accountants, 1200, 205 -- 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

LEGAL PROCEEDINGS

    AmalgamationCo is not involved in any legal proceeding known to management to be material, either individually or in the aggregate, to AmalgamationCo.

                        INFORMATION CONCERNING PRECISION

    Precision is a corporation subsisting pursuant to the provisions of the ABCA. Precision is in the business of providing contract drilling, service rigs, snubbing, rentals and related services to oil and gas exploration and production companies. Precision is a reporting issuer or the equivalent thereof in all of the provinces of Canada and its Common Shares are listed and posted for trading on the TSX and the NYSE.

    Precision's principal executive and registered office is at 4200, 150 -- 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7.

    Information has been incorporated by reference in this information circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Precision, 4200, 150 -- 6th Avenue S.W., Calgary Alberta, Canada T2P 3Y7, Telephone: (403) 716-4517 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at WWW.SEDAR.COM. For the purpose of the Province of Quebec, this information circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Precision at the above-mentioned address and telephone number.

    The following documents of Precision, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this information circular:

        (a) Precision's Annual Information Form dated March 29, 2005;

        (b) the amended audited comparative consolidated financial statements of Precision and the notes thereto as at and for the years ended December 31, 2004 and 2003 amended to classify the Energy Services and International Contract Drilling Divisions and CEDA International Corporation as discontinued operations, together with the report of the auditors thereon;

        (c) the management's discussion and analysis of the financial results of Precision for the years ended December 31, 2004 and 2003;

        (d) the unaudited comparative interim consolidated financial statements of Precision as at and for the six months ended June 30, 2005;

        (e) the management's discussion and analysis of the financial condition and operations of Precision for the six months ended June 30, 2005;

        (f) the Management Information Circular of Precision dated March 22, 2005, relating to the annual and special meeting of shareholders of the Precision held on May 10, 2005 (excluding those portions thereof which appear under the headings "Performance Graph" and "Corporate Governance");

        (g) the Material Change Report dated June 16, 2005 pertaining to the resignation of Dale Tremblay as Senior Vice President Finance and Chief Financial Officer of Precision;

        (h) the Material Change Report dated September 7, 2005 pertaining to Precision's sale of its energy services and international drilling divisions to Weatherford;

        (i) the Material Change Report dated September 16, 2005 pertaining to Precision's announcement to convert its business from a corporate structure to an income trust structure;

        (j) the Material Change Report dated September 16, 2005 pertaining to Precision's announcement of its intention to redeem all of its outstanding debentures; and

        (k) the Material Change Report dated September 19, 2005 pertaining to Precision's sale of CEDA International Corporation.

    Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Precision with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference in this Information Circular.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

RECENT DEVELOPMENTS

    On June 15, 2005 Dale E. Tremblay resigned as Senior Vice President Finance and Chief Financial Officer of Precision.

    On August 31, 2005 Precision completed the sale of its Energy Services and International Contract Drilling Divisions to Weatherford International Ltd. for a purchase price consisting of 26 million common shares of Weatherford and $1.13 billion. Precision's energy services division was a global provider of cased hole and open hole wireline services, drilling and evaluation services (directional drilling, measurement-while-drilling, logging-while drilling and rotary steerable systems) and production services (primarily underbalanced drilling). Precision's international contract drilling division was an international land rig contractor with 48 rigs operating primarily in the Middle East and North Africa.

    On September 7, 2005 Precision announced that it would, as soon as reasonably possible, commence the process of fully redeeming all of its outstanding debentures consisting of: $200 million 6.85% Series 1 debentures, $150 million 7.65% Series 2 debentures and U.S. $300 million 5.625% debentures, in each case, utilizing the early redemption provisions available in the respective indentures. Such redemptions are expected to be completed prior to the Effective Date.

    On September 13, 2005 Precision completed the sale of all of the shares of CEDA International Corporation to a private purchaser for a cash purchase price of approximately $274 million. CEDA International Corporation is the parent company of a number of subdivisions, which together carried on Precision's industrial cleaning, catalyst handling and mechanical services business.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

    Other than as set forth herein, the management of Precision is not aware of any material interest, direct or indirect, of any director or officer of Precision at any time since the beginning of Precision's last completed financial year, or any associate or affiliate of any of the foregoing persons in any matter to be acted upon.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

    Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of Precision, any security holder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Precision or in any proposed transaction which has materially affected or would materially affect Precision or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

    No director, executive officer, nor any of their respective associates or affiliates, is or has been at any time since the beginning of the last completed financial year of Precision, indebted to Precision or any of its subsidiaries.

MARKET FOR COMMON SHARES

    The Common Shares are listed and posted for trading on the TSX under the trading symbol "PD" and "PD.U" and on the NYSE under the symbol "PDS". On September 30, 2005, the closing price of the Common Shares on the TSX was $57.21 and on the NYSE was US$49.20.

ADDITIONAL INFORMATION

    Additional information relating to Precision is available on SEDAR at WWW.SEDAR.COM. Financial information in respect of Precision and its affairs is provided in Precision's annual audited comparative financial statements for the year ended December 31, 2004 and the related management's discussion and analysis. Copies of Precision's financial statements and related management's discussion and analysis are available upon request from Precision at 4200, 150 -- 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, Attention: Corporate Secretary, telephone (403) 716-4517, or fax (403) 264-0251.

                      INFORMATION CONCERNING ACQUISITIONCO

    AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for the purpose of participating in the Arrangement. The head and principal office of AcquisitionCo is located at 4200, 150 -- 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7 and its registered office is located at 1000, 400 -- 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. Following completion of the Arrangement, AcquisitionCo will participate in the Amalgamation and will form a part of AmalgamationCo. In addition, pursuant to the Arrangement, AcquisitionCo will create the AmalgamationCo Debt which will be owed to PDLP.

                       TRUSTEES, DIRECTORS AND MANAGEMENT

TRUSTEES OF THE TRUST

    Three of the current directors of Precision will be the initial Trustees of the Trust. All of the current directors of Precision will be the directors of AmalgamationCo and two members of senior management of AmalgamationCo will serve as the directors of the General Partner. The following table sets out, as at the time of the Closing, certain information with respect to the Trustees.

       NAME AND MUNICIPALITY OF RESIDENCE      POSITION WITH AMALGAMATIONCO               PRINCIPAL OCCUPATION
      ---------------------------------------------------------------------------------------------------------------------------
          ROBERT J.S. GIBSON(1)............              Trustee                President, Stuart & Company Limited
            Calgary, Alberta, Canada
          PATRICK M. MURRAY(1).............              Trustee                Chairman and Chief Executive Officer,
            Dallas, Texas, USA                                                  Dresser, Inc.
          H. GARTH WIGGINS(1)..............              Trustee                Principal, Kenway Mack Slusarchuk Stewart,
            Calgary, Alberta, Canada                                            Chartered Accountants

_____

NOTE:

(1) Audit Committee Member.

DIRECTORS AND OFFICERS OF AMALGAMATIONCO

    The name, municipality of residence and principal occupation of each of the proposed directors and senior executive officers of AmalgamationCo are set out below.

       NAME AND MUNICIPALITY OF RESIDENCE    POSITION WITH AMALGAMATIONCO               PRINCIPAL OCCUPATION
      -----------------------------------------------------------------------------------------------------------------------------
          W.C. (MICKEY) DUNN(2)(3).....               Director                          Chairman, True Energy Inc.
            Edmonton, Alberta, Canada
          ROBERT J.S. GIBSON(1)(3).....               Director                          President, Stuart & Company Limited
            Calgary, Alberta, Canada
          PATRICK M. MURRAY(1).........               Director                          Chairman and Chief Executive Officer,
            Dallas, Texas, USA                                                          Dresser, Inc.
          FRED W. PHEASEY(2)(3)........               Director                          Businessman
            Edmonton, Alberta, Canada
          ROBERT L. PHILLIPS(2)(3).....               Director                          Corporate Director
            Vancouver, British Columbia,
               Canada
          HANK B. SWARTOUT.............               Director                          Chairman of the Board, President and
            Calgary, Alberta, Canada                                                    Chief Executive Officer of
                                                                                        Precision Drilling Corporation
          H. GARTH WIGGINS(1)..........               Director                          Principal, Kenway Mack Slusarchuk
            Calgary, Alberta, Canada                                                    Stewart, Chartered Accountants
          GENE STAHL...................               President and Chief               Vice President, Precision Rentals Ltd.
            Calgary, Alberta, Canada                  Operating Officer
          DOUG STRONG..................               Chief Financial Officer           Chief Financial Officer, Precision
            Calgary, Alberta, Canada                                                    Diversified Services Ltd.

__________

NOTES:

(1) Audit Committee Member.

(2) Compensation Committee Member.

(3) Corporate Governance and Nominating Committee Member.

GOVERNANCE OF THE TRUST AND AMALGAMATIONCO

    The Trustees will appoint an audit committee and the board of directors of AmalgamationCo will have a compensation committee, corporate governance and nominating committee, and audit committee, each such committee having essentially the same terms of reference as Precision's current committees.

AUDIT COMMITTEE

    The Trustees will develop written terms of reference outlining the audit committee's roles and responsibilities and providing appropriate guidance to audit committee members as to their duties. These terms of reference will be reviewed annually by the Trustees. The audit committee will review the annual and interim financial statements of AmalgamationCo and make recommendations to the Trustees with respect to such statements. The audit committee will also review the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within AmalgamationCo. The audit committee is responsible for ensuring that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control.

    The audit committee will meet with AmalgamationCo's auditors regularly, independent of management, and will have direct communication channels with the Trustees' external auditors to discuss and review specific issues as appropriate.

LIABILITY OF TRUSTEES

    The Declaration of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Unitholder or any other person, in tort, contract or otherwise, for any action taken or not taken in good faith in reliance on any documents that are, PRIMA FACIE, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any asset or security; for the loss or disposition of money or securities; or any action or failure to act of any other person to whom the Trustees have delegated any of their duties under the Declaration of Trust; or for any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by any person to perform its duties under or delegated to it, under the Declaration of Trust), unless, in each case, such liabilities arise out of a breach of the Trustees' standard of care, diligence and skill or breach of the restrictions on the Trustees' powers as set out in the Declaration of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the Declaration of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the Trust's assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust's assets.

INSURANCE COVERAGE FOR THE TRUST AND RELATED ENTITIES AND INDEMNIFICATION

    The Trust will obtain or cause to be obtained a policy of insurance for the Trustees and for the directors and officers of the Trust's subsidiaries. The initial aggregate limit of liability applicable to the insured Trustees, directors and officers under the policy will be $70 million. Under the policy, each entity will have reimbursement coverage to the extent that it has indemnified any such Trustees, directors and officers. The policy will include securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Trust, the General Partner, AmalgamationCo or any of their respective subsidiaries and their respective directors and officers. The total limit of liability will be shared among the Trust, the General Partner, AmalgamationCo and their respective subsidiaries and their directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective Trustees, directors and officers.

    The by-laws of each of the General Partner and Precision provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties, subject to certain limitations.

    The Declaration of Trust also provides for the indemnification of the Trustees and officers of the Trust from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties, subject to certain limitations.

INCENTIVE PLANS

    On Closing, the Trust will establish incentive plans for employees, officers and directors of AmalgamationCo, directors of the General Partner, and officers and trustees of the Trust which may include a Cash Bonus Plan, a Performance Based Incentive Plan, a Trust Unit Plan and a Unit Award Incentive Plan. Such incentive plans are intended to enhance the performance of the Trust and align the interests of management and employees with the interests of the holders of Trust Units, as well as to encourage participants in these plans to remain with the Trust and to attract new employees to the Trust.

                                  RISK FACTORS

    An investment in the Trust Units and Exchangeable LP Units involves a number of risks. In addition to the other information contained in this Information Circular, Securityholders and prospective investors should give careful consideration to the following factors. The risks described below are not the only risks facing the Trust following implementation of the Arrangement. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect the Trust and the operations of AmalgamationCo. If any of these or other risks actually occur, the business, financial condition, results of operations and cash flow of AmalgamationCo could be adversely affected, in which case the trading price of the Trust Units would decline and you could lose all or part of your investment.

THE TRUST

NATURE OF TRUST UNITS

    The Trust Units do not represent a traditional investment in the oil and gas land drilling services business and should not be viewed by Shareholders as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be the shares of the General Partner, the PDLP A Units and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of PDLP and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, the growth of the general economy and the price of crude oil and natural gas. Changes in market conditions may adversely affect the trading price of the Trust Units.

    The Trust Units are not "deposits" within the meaning of the CANADA DEPOSIT INSURANCE CORPORATION ACT (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

THE TRUST IS DEPENDENT ON AMALGAMATIONCO FOR ALL CASH AVAILABLE
FOR DISTRIBUTIONS

    The Trust is dependent on the operations and assets of AmalgamationCo through the ownership of PDLP A Units, which in turn will own 100% of the shares of AmalgamationCo and the AmalgamationCo Debt. Distributions to the holders of Trust Units and Exchangeable LP Units will be dependent on the ability of AmalgamationCo to make interest payments on the AmalgamationCo Debt and dividend payments on its common shares. The actual amount of cash available for distribution to holders of the Trust Units and Exchangeable LP Units will depend upon numerous factors relating to the business of AmalgamationCo, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts, contractual restrictions contained in the instruments governing its indebtedness and potential tax liabilities resulting from any successful reassessments of prior taxation years by taxation authorities. Any reduction in the amount of cash available for distribution, or actually distributed by, AmalgamationCo will reduce the amount of cash available for distributions to the holders of Trust Units and Exchangeable LP Units.

POSSIBLE RESTRICTION ON GROWTH

    The payout of substantially all of AmalgamationCo's operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. The lack of these funds could limit AmalgamationCo's future growth and cash flow which in turn may affect the amount of distributions by the Trust to Trust Unitholders. In addition, AmalgamationCo may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

POTENTIAL SALES OF ADDITIONAL TRUST UNITS

    The Trust may issue additional Trust Units in the future to directly or indirectly fund capital expenditure requirements of PDLP and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issues. The Trustees have discretion in connection with the price and the other terms of the issue of such additional Trust Units.

ABSENCE OF PRIOR PUBLIC MARKET

    Prior to the Effective Date of the Arrangement, there will have been no public market for the Trust Units. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units.

NATURE OF DISTRIBUTIONS

    Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to Trust Unitholders. Therefore, a Trust Unitholder's rate of return over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Trust Unitholder may receive distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a Trust Unitholder while returns of capital are generally non-taxable to a Trust Unitholder (but reduce a Trust Unitholder's ACB in the Trust Unit for tax purposes). Trust Unitholders are advised to consult their own tax advisors with respect to the implications of the distinction discussed above in their own circumstances.

ISSUANCE OF ADDITIONAL TRUST UNITS

    The Declaration of Trust provides that an amount equal to the taxable income of the Trust will be payable each year to Trust Unitholders in order to reduce the Trust's taxable income to zero. Where in a particular year, the Trust does not have sufficient distributable cash to distribute such an amount to Trust Unitholders, the Declaration of Trust provides that additional Trust Units must be distributed to Trust Unitholders in lieu of cash payments. Trust Unitholders will generally be required to include an amount equal to the FMV of those Trust Units in their taxable income, notwithstanding that they do not directly receive a cash payment. See "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS".

VARIABILITY OF DISTRIBUTIONS

    As the cash flow available for distribution to Trust Unitholders is a function of numerous factors, including AmalgamationCo's financial performance, the impact of interest rates, the growth of the general economy, the price of crude oil and natural gas, weather, debt covenants and obligations, working capital requirements, future capital requirements and the number of Trust Units and Exchangeable LP Units outstanding, depending on the operations of AmalgamationCo and the performance of its assets, Distributions may be reduced or suspended entirely.

    The market value of the Trust Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

CHANGES IN LEGISLATION

    There can be no assurance that income tax laws, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Trust Unitholders.

    Environmental and applicable operating legislation may be changed in a manner which adversely affects Trust Unitholders.




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INVESTMENT ELIGIBILITY

    If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries.

DISTRIBUTION OF ASSETS OR REDEMPTION NOTES ON REDEMPTION OR TERMINATION OF THE TRUST

    It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investment. Securities which may be received as a result of a redemption of Trust Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. On termination of the Trust, the Trustees may distribute the securities directly to Trust Unitholders, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of securities pursuant to the redemption right.

DEBT SERVICE

    AmalgamationCo and its affiliates may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo and its affiliates may impair AmalgamationCo's and its affiliates' ability to satisfy its obligations under their debt instrument(s). Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of inter-entity debt. Ultimately, this may result in lower levels of Distributable Cash for the Trust and subordination agreements or other debt obligations could ultimately preclude distributions.

TAXATION OF THE TRUST

    There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of the Trust Units. For example, if the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS" would be materially and adversely different in certain respects.

FEDERAL GOVERNMENT REVIEW OF INCOME TRUSTS AND SIMILAR FLOW-THROUGH ENTITIES

    On September 8, 2005 the federal Department of Finance recently released a consultation paper soliciting views on a number of tax related issues arising from income trusts and other flow-through entities. The consultation paper identifies certain specific issues, including the effect of income trusts on the allocation of investment capital and the fact that the distribution of cash by income trusts allows investors rather than managers to make decisions concerning the reinvestment of free cash flow. The consultation paper also suggests three possible policy responses: limiting the deduction of interest expenses by subsidiary operating entities; taxing income trusts in a manner similar to corporations; or better integrating the personal and corporate income tax system. The consultation period ends on December 31, 2005. Whether the federal government makes future changes to the tax rules applicable to income trusts and their investors is uncertain and, the nature of such changes, if any are implemented, is equally uncertain.

ADVANCE TAX RULINGS ON INCOME TRUST STRUCTURES

    On September 20, 2005, the federal government announced that the CRA would not issue any further advance tax rulings relating to income trusts and other flow-through entities. As part of the process of converting Precision to an income trust structure, Precision had made an application for an advance tax ruling seeking clarification of the tax consequences of certain elements of its proposed structure. This ruling request was made in order to receive as much assurance as possible from the federal taxation authorities relating to a limited number of issues that have been previously ruled on favourably for other taxpayers by the CRA. Precision is proceeding with the necessary steps to implement the Arrangement and its conversion to an income trust as described in this Information Circular, subject to Securityholder and other approvals and without the benefit of the advance tax ruling previously applied for. The absence of the advance tax ruling increases the risk that the tax consequences to the Trust of certain elements of its proposed income trust structure will be other than as presently anticipated by Precision.

TAXATION OF AMALGAMATIONCO

    Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Trustees expect this to be the case in respect of AmalgamationCo and its interest expense on the AmalgamationCo Debt.


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

There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against AmalgamationCo, it could have a materially adverse affect on the amount of distributable cash available.

NET ASSET VALUE

    The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

RESIDUAL LIABILITIES OF PRECISION

    Following the Amalgamation, AmalgamationCo will be the corporation resulting from the amalgamation of PD Amalco and AcquisitionCo. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Precision. As the successor entity to Precision, AmalgamationCo will retain all liabilities of Precision, including liabilities relating to corporate and income tax matters.

UNITHOLDER LIMITED LIABILITY

    The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

    The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon Unitholders personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

    The INCOME TRUSTS LIABILITY ACT (Alberta) came into force on July 1, 2004. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee(s) that arises after the legislation came into force. However, this legislation has not yet been ruled on by the courts.

    THE OPERATIONS OF THE TRUST WILL BE CONDUCTED, UPON THE ADVICE OF COUNSEL, IN SUCH A WAY AND IN SUCH JURISDICTIONS AS TO AVOID AS FAR AS POSSIBLE ANY MATERIAL RISK OF LIABILITY TO THE UNITHOLDERS FOR CLAIMS AGAINST THE TRUST, INCLUDING BY OBTAINING APPROPRIATE INSURANCE, WHERE AVAILABLE AND TO THE EXTENT COMMERCIALLY FEASIBLE.

DEDUCTIBILITY OF EXPENSES

    Although the Trustees are of the view that all expenses to be claimed by the Trust, PDLP and AmalgamationCo will be reasonable and deductible, there can be no assurance that CRA will agree. If CRA successfully challenges the deductibility of any such expenses, the return to Trust Unitholders may be adversely affected.

PDLP

    As the Exchangeable LP Units are intended to be the voting and economic equivalent of Trust Units, for a discussion of the risk factors associated with holding, and the ownership of, Exchangeable LP Units, in addition to the risk factors disclosed under this heading, please refer to the discussion of the risk factors above under the heading "RISK FACTORS -- THE TRUST". A prospective investor should consider carefully all such risk factors.

RISKS ASSOCIATED WITH EXCHANGEABLE LP UNITS

    Certain risks are associated with an Eligible Shareholder electing to receive Exchangeable LP Units under the Arrangement, including: restrictions on the ability of a holder to transfer Exchangeable LP Units; the fact that no opinion has been requested or obtained by Precision or the Trust as to the tax consequences of such election to a particular Eligible Shareholder and that neither Precision nor the Trust is providing any representation as to the tax consequences of any such election.


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

INDEMNITY OF LIMITED PARTNERS

    While the General Partner has agreed pursuant to the PDLP Limited Partnership Agreement, to indemnify the limited partners of PDLP, including without limitation holders of PDLP A Units and Exchangeable LP Units, the General Partner may not have sufficient assets to honour such indemnification.

RISKS RELATING TO THE BUSINESS CURRENTLY CONDUCTED BY PRECISION

GENERAL

    Certain activities of Precision are affected by factors that are beyond its control or influence. The Canadian contract drilling, service rig, snubbing, rentals and related services businesses and activities of Precision are directly affected by fluctuations in the levels of exploration, development and production activity carried on by its customers, which, in turn, is dictated by numerous factors, including world energy prices and government policies. Any addition to or elimination or curtailment of government regulation or incentives could have a significant impact on the oil and gas industry in Canada.

OPERATIONS DEPENDENT ON THE PRICES OF OIL AND GAS

    Precision's  revenue,  cash flow and  earnings are  substantially  dependent upon, and affected by, the level of activity associated with oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity have been volatile over the past few years and likely will continue to be volatile. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond Precision's control may also affect the supply of and demand for oil and gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision's services and could have a material adverse effect on its revenues, cash flows and profitability. Lower oil and gas prices could also cause Precision's customers to seek to terminate, renegotiate or fail to honour Precision's drilling contracts; which could affect the FMV of its rig fleet which in turn could trigger a writedown for accounting purposes; which could affect Precision's ability to retain skilled rig personnel; and which could affect Precision's ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision's services or future conditions in the oil and gas and oilfield services industries will not decline.

COMPETITIVE INDUSTRY

    The oilfield services industry in which Precision operates is, and will continue to be, very competitive. There is no assurance that Precision will be able to continue to compete successfully or that the level of competition and pressure on pricing will not affect its margins.

BUSINESS INTERRUPTION AND CASUALTY LOSSES

    Precision's operations are subject to many hazards inherent in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. To the extent that Precision is unable to transfer such risks to customers by contract or indemnification agreements, Precision seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance prohibitive. This is particularly of concern in the wake of the September 11 terrorist attacks, which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals Precision may choose to increase its self insurance retentions (and thus assume a greater degree of risk) in order to reduce insurance premiums.

ENVIRONMENTAL LEGISLATION

    Precision's operations are subject to numerous laws, regulations and guidelines governing the management, transportation and disposal of hazardous substances and other waste materials and otherwise relating to the protection of the environment and health and safety. These laws, regulations and guidelines include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision's operations also authorize the recovery of natural resource damages by the government, injunctive relief and the imposition of stop, control, remediation and abandonment orders. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.

    The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes and the use and handling of chemical substances. These restrictions and limitations have increased operating costs for both Precision and its customers. Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision's services.

    While Precision maintains liability insurance, including insurance for environmental claims, the insurance is subject to coverage limits and certain of Precision's policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by Precision's insurance, or that the dollar amount of such liabilities will not exceed Precision's policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision's business, results of operations and prospects.

BUSINESS IS SEASONAL

    In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of our equipment prior to imposition of the road bans. Additionally, certain oil and gas producing areas are located in sections of the Western Canadian Sedimentary Basin that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision's financial results depend, at least in part, upon the severity and duration of the Canadian winter.


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

TAX CONSEQUENCES OF PREVIOUS TRANSACTIONS COMPLETED BY PRECISION

    The business and operations of Precision prior to completion of the Arrangement have been complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the past five years, involves many complex factors as well as Precision's interpretation of relevant tax legislation and regulations. Precision's management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by AmalgamationCo after completion of the Arrangement and the amount payable could be up to $300 million. Any increase in AmalgamationCo's tax liability would reduce the funds available for distributions on the Trust Units.

CREDIT RISK

    Precision's accounts receivable are with customers involved in the oil and gas industry, whose revenues may be impacted by fluctuations in commodity prices. Although collection of these receivables could be influenced by economic factors affecting this industry, management considers the risk of a significant loss to be remote at this time.

POTENTIAL UNKNOWN LIABILITIES

    In connection with the Plan and the transactions described under the "THE ARRANGEMENT -- DETAILS OF THE ARRANGEMENT", including the Amalgamation, there may be unknown liabilities assumed by the Trust through its direct and indirect interests in AmalgamationCo and PDLP, respectively, including those associated with prior acquisitions and dispositions by Precision as well as environmental issues or tax issues. Specifically, Precision has provided certain indemnities to the purchaser of CEDA International Corporation and to Weatherford in the respective purchase and sale agreements pertaining to these two transactions. The discovery of any material liabilities could have a material adverse affect on the financial condition and results of operations of AmalgamationCo and, as a result, the amount of cash available for distribution to Unitholders. Precision is not aware of any undisclosed liabilities.

CAPITAL EXPENDITURES

    The timing and amount of capital expenditures by Precision will directly affect the amount of cash available for distribution to Unitholders. The cost of equipment has escalated over the past several years as a result of, among other things, more stringent emission controls and high input costs. There is no assurance that Precision will be able to recover higher capital costs through rate increases to its customers, and in such event, cash distributions may be reduced.

ACCESS TO ADDITIONAL FINANCING

    Precision may find it necessary in the future to obtain  additional  debt or equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Precision when needed or on terms acceptable to Precision. Precision's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit Precision's growth and may have a material adverse effect upon Precision.

ARRANGEMENT DEPENDENT ON WEATHERFORD REGISTRATION STATEMENT

    The Arrangement cannot be completed until the U.S. Securities and Exchange Commission declares effective the filing of a Registration Statement by Weatherford in respect of the transfer of the Weatherford Shares by Precision to its Shareholders. Pursuant to the Weatherford Transaction, Weatherford has agreed with Precision that it will file a Registration Statement and will continue to take steps to have that filing declared effective by the U.S. Securities and Exchange Commission, however, timing of receipt of that declaration is uncertain and could delay the completion of the Arrangement.

                              GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

    This Information Circular is furnished in connection with the solicitation of proxies by the management of Precision and the associated costs will be borne by Precision. The solicitation will be made primarily by mail but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees of Precision and/or Georgeson Shareholder Canada ("GEORGESON"). Precision has retained Georgeson to assist in the solicitation of proxies. Precision expects to pay Georgeson approximately $40,000-$90,000 for these services and reimbursement of Georgeson's costs and expenses in connection with the solicitation.

APPOINTMENT AND REVOCATION OF PROXIES

    Accompanying this Information Circular are, in the case of holders of Common Shares, a form of proxy printed on WHITE paper and in the case of holders of Options, a form of proxy printed on GREEN paper for use at the Meeting.

    The persons named in the enclosed forms of proxy are directors or officers of Precision. A SECURITYHOLDER DESIRING TO APPOINT A PERSON (WHO NEED NOT BE A SECURITYHOLDER) TO REPRESENT SUCH SECURITYHOLDER AT A MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORMS OF PROXY MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE APPROPRIATE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, SENDING OR DELIVERING THE COMPLETED PROXY TO THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1. A form of proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

    A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

    The Precision Directors have fixed the record date for the Meeting as at the close of business on September 30, 2005. Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, except to the extent a holder of Common Shares transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

SIGNATURE OF PROXY

    The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Precision).

VOTING OF PROXIES

    The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SECURITIES WILL BE VOTED FOR THE APPROVAL OF THE ARRANGEMENT RESOLUTION.

    Should you require assistance in completing your proxy or have questions regarding so, please contact Georgeson Shareholder toll free at 1-866-430-2001.

EXERCISE OF DISCRETION OF PROXY

    THE ENCLOSED FORMS OF PROXY CONFER DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE ACCOMPANYING NOTICE OF MEETING AND THIS INFORMATION CIRCULAR AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT OF PRECISION KNOWS OF NO AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE OF MEETING.


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

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    As at September 15, 2005 there were 123,771,036 Common Shares and 4,293,200 Options issued and outstanding. To the knowledge of the directors and officers of Precision, as at September 15, 2005 no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Common Shares.

PROCEDURE AND VOTES REQUIRED

ARRANGEMENT RESOLUTION

    The Interim Order provides that each holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each holder of Securities issued by Precision after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Common Shares after the Record Date and the transferee of those Common Shares establishes ownership of the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

    Pursuant to the Interim Order:

        (a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share issuable upon the exercise of such Options;

        (b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by the Securityholders, voting together as a single class;

        (c) the quorum at the Meeting will be two Securityholders present in person or by proxy and holding or representing not less than 10% of the Securities entitled to be voted at such Meeting; and

        (d) if no quorum of Securityholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a non- Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

                                  OTHER MATTERS

    The management of Precision knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

                                AUDITORS' CONSENT

The Board of Directors of Precision Drilling Corporation:

    We have read the Information Circular dated October 3, 2005 ("Information Circular") with respect to the proposed Plan of Arrangement involving Precision Drilling Corporation ("Precision"), its security holders and certain other entities. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

    We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Precision on the amended consolidated balance sheets of Precision as at December 31, 2004 and 2003 and the amended consolidated statements of income and retained earnings and cash flow for the years then ended. Our report is dated February 8, 2005 (except for Notes 15 and 19 which are as of September 13, 2005).

    We consent to the use in the above-mentioned Information Circular of our report to the Trustees of the Trust on the balance sheet of Precision Drilling Trust as at September 22, 2005. Our report is dated September 30, 2005.

(signed) "KPMG LLP" Chartered Accountants

Calgary, Alberta
October 3, 2005

                                   APPENDIX A

                             ARRANGEMENT RESOLUTION

                             ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

    1. the arrangement under section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "ARRANGEMENT") substantially as set forth in the plan of arrangement (the "PLAN OF ARRANGEMENT") attached as Schedule A to
       Appendix C to the Information Circular dated October 3, 2005 (the "INFORMATION CIRCULAR") accompanying the notice of this meeting is hereby authorized, approved, ratified and confirmed;

    2. the Arrangement Agreement dated September 29, 2005 among Precision Drilling Corporation ("PRECISION"), Precision Drilling Trust, 1194312 Alberta Ltd., Precision Drilling Limited Partnership, and 1195309 Alberta ULC (the "ARRANGEMENT AGREEMENT"), a copy of which is attached as Appendix C to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

    3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Precision may, without further notice to or approval of the holders of common shares or the holders of options of Precision, subject to the terms of the Arrangement, amend or terminate the
       Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

    4. any director or officer of Precision is hereby authorized, for and on behalf of Precision, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

                                   APPENDIX B

                                  INTERIM ORDER

                                                           Action No. 0501-14043

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PRECISION DRILLING CORPORATION, PRECISION DRILLING TRUST, 1194312 ALBERTA LTD., PRECISION DRILLING LIMITED PARTNERSHIP, CERTAIN DIRECT AND INDIRECT WHOLLY-OWNED SUBSIDIARIES OF PRECISION DRILLING CORPORATION AND PRECISION DRILLING TRUST, AND THE SECURITYHOLDERS OF PRECISION DRILLING CORPORATION

                       BEFORE THE HONOURABLE  )   AT THE COURT HOUSE, AT
                       JUSTICE B.C.E. ROMAINE )   CALGARY,
                       IN CHAMBERS            )   ALBERTA, ON THE 29TH DAY OF
                                              )   SEPTEMBER, 2005.

                                  INTERIM ORDER

UPON the Petition of Precision Drilling Corporation ("PRECISION");

AND UPON reading the Petition and the Affidavit of Robert T. German, Vice President and Chief Accounting Officer of Precision, filed;

AND UPON hearing counsel for Precision;

AND UPON noting the consent of counsel for Precision Drilling Trust, 1194312 Alberta Ltd., Precision Drilling Limited Partnership and certain direct and indirect wholly-owned subsidiaries of Precision;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "EXECUTIVE DIRECTOR") has been served with notice of this application as required by subsection 193(8) of the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

    (a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular of Precision (the "INFORMATION CIRCULAR"), which is attached as Exhibit "A" to the Affidavit of Robert T. German sworn September 29, 2005 (the "AFFIDAVIT"); and

    (b) all references to "ARRANGEMENT" used herein mean the Plan as described in the Affidavit and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS ORDERED THAT:

THE MEETING

    1. The Meeting shall be a single meeting of holders of Precision's Common Shares ("Shareholders"), and holders of Options to acquire its Common Shares ("OPTIONHOLDERS") (collectively, the "SECURITYHOLDERS") who shall vote together as a single class.

    2. Precision is authorized and directed to call, hold and conduct the Meeting in accordance with the Notice of Meeting, the ABCA and applicable securities laws, the articles and by-laws of Precision, this Order, and the rulings and directions of the Chairman of the Meeting, and in that connection to submit the Plan to the Meeting for the consideration of Securityholders.

AMENDMENTS

    3. Precision is authorized to make such amendments, revisions and/or supplements to the Plan as it may determine, and the Plan as so amended, revised and/or supplemented shall be the Plan submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

    4. Precision (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Securityholders respecting the adjournment or postponement.

RECORD DATE FOR NOTICE

    5. The record date for determination of Securityholders entitled to receive the Notice of Meeting, Notice of Petition, Information Circular, proxy and Letter of Transmittal and Election Form shall be September 30, 2005.

NOTICE OF MEETING

    6. Precision shall give notice of the Meeting in the form of the Notice of Meeting. The Notice of Meeting shall be given, by one of the methods set out in paragraph 9 of this Order, not later than 21 days prior to the date established for the Meeting in the Notice of Meeting. Accidental failure or omission to give notice as a result of events beyond the reasonable control of Precision (including, without limitation, inability to utilize postal services or transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Meeting, but if any such failure or omission is brought to the attention of Precision it shall be rectified by Precision by the method and in the time most reasonably practicable in the circumstances. The Notice of Meeting shall be deemed to have been received in accordance with paragraph 11 of this Order.

THE INFORMATION CIRCULAR

    7. Precision is authorized and directed to send the Information Circular to Securityholders and is specifically authorized to incorporate by reference the documents listed therein. The Information Circular shall be distributed or made available in accordance with paragraph 9 of this Order and shall be deemed to have been received in accordance with paragraph 11 of this Order.

SOLICITATION OF PROXIES

    8. Precision is authorized to use the proxies enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of such proxies. Precision is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

METHOD OF DISSEMINATION

    9. The Notice of Meeting, Notice of Petition, Information Circular, proxy, Letter of Transmittal and Election Form and any other communication(s) and/or documents relating to the Meeting as determined by Precision (including a copy of this Order) shall be disseminated, distributed, sent, served upon and given to Securityholders in one or more of the following methods:

    (a) by first class prepaid mail, addressed to each Securityholder at the address of the Securityholder recorded on the registers of Precision;

    (b) by delivery, in person or by recognized courier service, to the addresses specified in paragraph (a) above; or

    (c) by facsimile transmission to any Securityholder who identifies itself to the satisfaction of Precision and the scrutineers, who requests such transmission and if required by Precision is prepared to pay the charges for such transmission, and shall be sent by first class prepaid mail to the directors and auditors of Precision and the Executive Director, and shall be electronically filed with the Toronto Stock Exchange via the system for electronic document analysis and retrieval; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

    10. Notice of any amendments, updates, or supplements to any of the information provided pursuant to paragraph 9 of this Order may be communicated to Securityholders by press release, newspaper advertisement or by notice to Securityholders by one of time methods specified in paragraph 9 of this Order, as determined to be the most appropriate method of communication by the board of directors of Precision.

DEEMED RECEIPT OF NOTICE

    11. The Notice of Meeting, Notice of Petition, Information Circular, proxy, Letter of Transmittal and Election Form and a copy of this Order shall be deemed, for the purposes of this Order, to have been received by
        Securityholders:

    (a) in the case of mailing, 3 days after delivery thereof to the post office;

    (b) in the case of personal delivery, upon receipt thereof by the intended addressee or, in the case of delivery by courier, one Business Day after receipt by the courier; and

    (c) in the case of facsimile transmission, upon time transmission thereof.

    12. The Chairman of the Meeting shall be the person designated in the by-laws of Precision, or if so determined by the Precision Directors, a member of the Precision Directors present at the Meeting and selected for that purpose by the Precision Directors present. The duties and authorities of the Chairman shall extend in every respect to the conduct of the Meeting.

SCRUTINEERS

    13. Subject to its agreement, the scrutineers for the meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose). The duties of the scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the scrutineers shall extend to:

    (a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

    (b) reporting to the Chairman on the quorum of the Meeting;

    (c) reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

    (d) providing to Precision and to the Chairman and to the Secretary of the Meeting (described below) written reports on matters related to their duties.

SECRETARY

    14. The Secretary of the Meeting shall be the Corporate Secretary of Precision, or in her absence, a person (who need not be an officer or employee of Precision) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of her duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

DEPOSIT OF PROXIES

    15. Proxies must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Meeting, or with persons appointed by the scrutineers for that purpose, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting, or any adjournment or postponement of the Meeting.

    16. Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to Precision or the scrutineers prior to or by the time prescribed in paragraph 15 above, provided that, in the discretion of the Chairman, proxies which are not physically deposited may be accepted by the Chairman if transmitted to Precision or the scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

    17. The Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Securityholder or its proxy.

REVOCATION OF PROXIES

    18. Proxies given by Securityholders for use at the Meeting may be revoked at any time prior to their use. A Securityholder giving a proxy may revoke the proxy: (a) by instrument in writing executed by the Securityholder or by his or her attorney authorized in writing, or, if the Securityholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either with the scrutineers at the office of the scrutineers designated in the Notice of Meeting and/or Information Circular not later than 5:00 p.m. (Calgary time), on the last Business Day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or adjournment or postponement thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; (c) by voting in person at the Meeting (although attendance at the Meeting will not in and of itself constitute a revocation of proxy); or (d) in any other manner permitted by law.

    19. The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

    (a) has been properly executed;

    (b) has been properly delivered;

    (c) is genuine; and/or

    (d) indicates the intention of the Securityholder submitting the same.

    20. Any ruling of the Chairman shall be final and determinative, provided that: (a) the Chairman shall be required to report to Precision the ruling thereon, and (b) any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

    21. The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

GENERAL PROCEDURES

    22. A ballot shall be taken on the Arrangement Resolution presented to the Meeting, and on any other matters properly coming before the Meeting as ruled upon by the Chairman. The result of any ballot taken shall be final and determinative of the question or resolution on which the ballot is taken (subject to any contest thereon brought in any proceedings before this Court).

QUORUM AND VOTING

    23. The quorum required at the Meeting will be two Securityholders present in person, or represented by proxy, at the opening of the Meeting, and holding or representing not less than 10% of the Securities entitled to be voted at such Meeting, provided that if a quorum is not so present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is a non-Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two, shall be a quorum for all purposes.

    24. The vote required to approve the Arrangement Resolution is 66 2/3% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes, Precision's Common Shares shall carry one vote and each Option of Precision shall each carry one vote for each Common Share that would be issuable on the exercise of such Option.

PERMITTED ATTENDEES

    25. The persons entitled to be present at the Meeting are those entitled to be present pursuant to the ABCA or other applicable statute or the by-laws of Precision, including, or as well as, as the case may be, the following persons:

    (a) the Chairman;

    (b) the Securityholders or their proxies;

    (c) the directors and officers of Precision;

    (d) the scrutineers (and their representatives for that purpose);

    (e) the Secretary (and her assistants);

    (f)the auditors of Precision;

    (g) the legal and financial advisors of Precision;

    (h) the Executive Director (and his representatives); and

    (i)other persons with the permission of the Chairman.

    26. Except for Securityholders or their proxies and the Executive Director, who may address the Meeting as of right, the Chairman shall be entitled to determine which other persons may address the Meeting.

DISSENT AND APPRAISAL RIGHTS

    27. All Securityholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with Section 191 of the ABCA and the Plan, provided that: (a) notwithstanding subsection 191(5) of the ABCA, the objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Precision c/o Borden Ladner Gervais LLP, 1000, 400 -- 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: David T. Madsen, by 5:00 p.m. (Calgary time) on the Business Day preceding the Meeting; and (b) notwithstanding Section 191 of the ABCA, Securityholders who are ultimately determined to be entitled to be paid fair value for their Precision Securities shall be deemed to have transferred those securities to AcquisitionCo for cancellation on the Effective Date in consideration of the payment of the fair value thereof from AcquisitionCo.

VARIANCE

    28. Precision is entitled at any time to seek leave to vary this Order.

SERVICE OF NOTICE OF SANCTION HEARING

    29. The persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan, and to appear and to be heard thereat, shall be only (a) the Executive Director, and (b) the persons who have delivered Notice of Intention to Appear in accordance with the notice provisions set out in paragraph 33 below.

    30. Delivery of a copy of this Order and the Notice of Petition in the Information Circular in the manner prescribed above shall constitute good and sufficient service and notice of the hearing to approve the Plan.

    31. Upon compliance with paragraphs 29 and 30 above no further or other notice of the hearing to approve the Plan shall be required.

FINAL APPLICATION

    32. Subject to further Order of this Court and provided that Securityholders have approved the Arrangement Resolution and the directors of Precision have not revoked that approval, Precision may proceed with an application for approval of the Arrangement and the Final Order on Monday, October 31, 2005 at 1:30 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Court House, 611 -- 4th Street S.W., Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Securityholders, Precision, the Trust, PDLP, AcquisitionCo and the Subsidiaries will be bound by the Arrangement in accordance with its terms.

INTERESTED PERSONS

    33. Any Securityholder and any other interested person may appear on, and make submissions at, the application for the Final Order, provided that such Securityholder or other interested person shall file with this Court and serve on Precision, by service on Precision's counsel, on or before 12:00 noon (Calgary time) on Monday, October 24, 2005, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out each Securityholder's or other interested person's address for service by ordinary mail and indicating whether such Securityholder or other interested person intends to support or oppose the application or make submissions thereat, such Notice of Intention to Appear to be effected by delivery to the counsel for Precision at the address set forth below:

Borden Ladner Gervais LLP
1000, 400  -- 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: David T. Madsen

    34. If the application for the Final Order is adjourned, only those holders or persons who have filed a Notice of Intention to Appear in accordance with paragraph 33 above need be served with notice of the adjourned date.

PRECEDENCE

    35. To the extent of any inconsistency or discrepancy with respect to the matters determined in the Order, between this Order and the terms of any instrument creating or governing or collateral to the Securities of Precision or to which the Securities of Precision are collateral, or to the articles and/or by-laws of Precision, this Order shall govern.


"B.C.E. ROMAINE"
_________________________________________________
J.C.Q.B.A.

ENTERED at Calgary, Alberta, September 29, 2005.

"V.A. BRANDT"
_________________________________________________
Clerk of the Court of Queen's Bench

                                   APPENDIX C

                              ARRANGEMENT AGREEMENT

    THIS ARRANGEMENT AGREEMENT made as of the 29th day of September, 2005.

AMONG:

    PRECISION DRILLING CORPORATION, a corporation subsisting pursuant to the laws of Alberta (the "PRECISION")

                                     - and -

    PRECISION DRILLING TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "TRUST")

                                     - and -

    1194312 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta (the "GENERAL PARTNER")

                                     - and -

    PRECISION DRILLING LIMITED PARTNERSHIP, a limited partnership established under the laws of Manitoba ("PDLP")

                                     - and -

    1195309  ALBERTA  ULC,  an  unlimited  liability  corporation   incorporated
    pursuant to the laws of Alberta ("ACQUISITIONCO")


    WHEREAS Precision wishes to pursue a reorganization of its affairs pursuant to the Plan (as hereinafter defined) under the ABCA (as hereinafter defined);

    NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE 1

                                 INTERPRETATION

1.1 DEFINITIONS

    In this Agreement, unless the context otherwise requires:

    "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

    "ACQUISITION PROPOSAL" means a proposal or offer by any third party, whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material part of the assets of Precision (taken as a whole) or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over all or substantially all of the outstanding voting shares of Precision, whether by means of an arrangement or amalgamation, a merger, consolidation or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, reorganization into an income fund or any other transaction involving Precision, including, without limitation, any single or multi-step transaction or series of related transactions;

    "AGREEMENT", "HEREIN", "HEREOF ", "HERETO", "HEREUNDER" and similar expressions mean and refer to this arrangement agreement (including the Schedule hereto) as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

    "AMALGAMATION" means the amalgamation of AcquisitionCo and PD Amalco following the Effective Date;

    "AMALGAMATIONCO" means Precision Drilling Corporation, the corporation resulting from the Amalgamation;


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    "APPLICABLE LAW" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

    "ARRANGEMENT" means the proposed arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan;

    "ARRANGEMENT RESOLUTION" means the special resolution approving the Arrangement in substantially the form attached as Appendix A to the
    Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

    "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

    "BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

    "CERTIFICATE" means the certificate of arrangement to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

    "COMMON SHARES" means common shares in the capital of Precision and for the purposes of the Plan also means the common shares of PD Amalco, as applicable, following the amalgamation of Precision and the Specified Subsidiaries pursuant to the Plan;

    "COURT" means the Court of Queen's Bench of Alberta;

    "DECLARATION OF TRUST" means the declaration of trust of the Trust dated as of September 22, 2005, between the settlor of the Trust and the Trustees, as it may from time to time be amended, supplemented or restated;

    "DEPOSITORY" means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal and Election Form;

    "DISSENT RIGHTS" means the right of a registered Securityholder to dissent to the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 191 of the ABCA and the Interim Order;

    "DISSENTING   OPTIONHOLDERS"  means  registered  Optionholders  who  validly exercise the Dissent Rights;

    "DISSENTING SECURITYHOLDERS" means Dissenting Optionholders and Dissenting Shareholders, collectively;

    "EFFECTIVE DATE" means the date the Arrangement is effective under the ABCA;

    "EFFECTIVE TIME" means 12:01 a.m. (Calgary time) on the Effective Date, regardless of the time of the Closing on that date;

    "EXCHANGEABLE LP UNITS" means the Class B limited partnership units of PDLP, which are exchangeable into Trust Units on a one-for-one basis after 180 days from the Effective Date (or prior thereto with the consent of the board of directors of the General Partner) pursuant to the Voting and Exchange Trust Agreement;

    "FINAL ORDER" means the order of the Court approving the Arrangement to be applied for following approval of the Arrangement at the Meeting to be granted pursuant to the provisions of Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

    "GOVERNMENTAL AUTHORITY" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

    "INFORMATION CIRCULAR" means the information circular dated October 3, 2005, together with all appendices thereto, distributed by Precision in connection with the Meeting;


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    "INTERIM  ORDER" means the Interim  Order of the Court dated  September  29,
    2005 pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Precision therefor, a copy of which Order is attached as Appendix B to the Information Circular;

    "MEETING" means the special meeting of Shareholders and the Optionholders to be held on October 31, 2005, and any adjournment(s) thereof, to INTER ALIA, consider and to vote on the Arrangement Resolution and the matters referred to in the Notice of Meeting;

    "NEW OPTIONS" has the meaning ascribed thereto in paragraph 3.1(k) of the Plan;

    "NOTICE OF MEETING" means the Notice of Special Meeting which accompanies the Information Circular;

    "NYSE" means the New York Stock Exchange;

    "OPTION" means an option, and "OPTIONS" means, collectively, all outstanding vested and unvested options to purchase one Common Share pursuant to Precision's existing stock option plans;

    "OPTIONHOLDERS" means the holders of Options;

    "OUTSTANDING   SHARES"   means  the  number  of  Common  Shares  issued  and
    outstanding as of the Effective Time;

    "PD AMALCO" means Precision Drilling Corporation, the corporation resulting from the amalgamation of Precision and the Specified Subsidiaries pursuant to the Plan;

    "PDLP LIMITED PARTNERSHIP AGREEMENT" means the limited partnership agreement dated as of September 28, 2005 among the General Partner, the Trust and each person who from time to time is accepted as and becomes a limited partner thereto, as it may from time to time be amended, supplemented or restated;

    "PDLP A UNITS" means the Class A limited partnership units of PDLP;

    "PERSON" includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

    "PLAN" means the plan of arrangement attached as Schedule A to this Agreement, as from time to time amended, supplemented or restated;

    "REGISTRAR" means the Registrar of Corporations appointed under Section 263 of the ABCA;

    "SECURITIES" means the Common Shares and Options;

    "SECURITYHOLDERS" means the Shareholders and Optionholders;

    "SHAREHOLDERS" means the holders of Common Shares;

    "SPECIAL VOTING UNIT" means the special voting unit of the Trust to be issued by the Trust and deposited with the Voting and Exchange Trustee to which will be attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of outstanding Exchangeable LP Units held by registered holders, other than the Trust and its affiliates;

    "SPECIFIED SUBSIDIARIES" means certain direct and indirect wholly-owned subsidiaries of Precision as set out in the Articles of Arrangement;

    "SUBSIDIARY" means a person that is controlled directly or indirectly by another person and includes a subsidiary of that subsidiary;


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

    "SUPPORT AGREEMENT" means the support agreement to be entered into on the Effective Date among the Trust, PDLP, the General Partner and PD Amalco, as from time to time amended, supplemented or restated;

    "TAX ACT" means the INCOME TAX ACT, R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the INCOME TAX REGULATIONS, from time to time promulgated thereunder;

    "TRUSTEES" means the trustees of the Trust, from time to time and "TRUSTEE" means any one of them;

    "TRUST UNIT" means a trust unit, other than the Special Voting Unit, of the Trust, each such trust unit representing an equal undivided beneficial interest in the Trust;

    "TSX" means the Toronto Stock Exchange;

    "UNITHOLDERS" means the holders from time to time of Units;

    "UNITS" means the Trust Units and the Special Voting Units;

    "VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, PDLP, PD Amalco and the Voting and Exchange Trustee, as it may from time to time be amended, supplemented or restated;

    "VOTING AND EXCHANGE TRUSTEE" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement;

    "WEATHERFORD" means Weatherford International Ltd., a company incorporated under the laws of Bermuda; and

    "WEATHERFORD SHARES" means the common shares of Weatherford owned by Precision to be transferred pursuant to the Plan to Shareholders in partial consideration for their Common Shares.


1.2 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

    The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 CURRENCY

    Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 NUMBER, ETC.

    Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 DATE FOR ANY ACTION

    In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 ENTIRE AGREEMENT

    This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.


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

1.7 ACCOUNTING MATTERS

    Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 CONSTRUCTION

    In this Agreement, unless otherwise indicated:

    (a) the words "INCLUDE", "INCLUDING" or "IN PARTICULAR", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

    (b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

    (c) a reference to an "APPROVAL", "AUTHORIZATION", "CONSENT", "DESIGNATION", "NOTICE" or "AGREEMENT" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

    (d) the phrase "ORDINARY COURSE OF BUSINESS", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

    (e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

    (f) time is of the essence; and

    (g) references to a "PARTY" or "PARTIES" are references to a party or parties to this Agreement.

1.9 GOVERNING LAW

    This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.10 SCHEDULES

    The  following   Schedules   are  annexed  to  this   Agreement  and  hereby
incorporated by reference into this Agreement and form an integral part hereof:

Schedule A -- Plan of Arrangement

                                    ARTICLE 2

                                 THE ARRANGEMENT

2.1 IMPLEMENTATION STEPS BY PRECISION

    Precision covenants in favour of each of the other parties that Precision shall:

    (a) subject to Section  2.2,  convene  and hold the  Meeting as  promptly as practicable in accordance with the Interim Order or otherwise as required by applicable laws for the purpose of considering and, if deemed advisable, approving the Arrangement and the transactions contemplated thereby (and for any other proper purpose as may be set out in the Notice of Meeting);


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

    (b) subject to obtaining the approval(s) as are required by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

    (c) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Registrar, for endorsement and filing by the Registrar, the Articles of Arrangement and such other documents as may be required in connection therewith under the ABCA to give effect to the Arrangement. Notwithstanding the foregoing, Precision shall be entitled, if it reasonably considers it appropriate to do so having regard, among other things, to the percentage of Common Shares and Options that were voted in favour of the Arrangement and whether, and to what extent, Securityholders appear or are represented at the Court application in respect of the Interim Order or the Final Order expressing opposition to the Arrangement, to require that the filing of the Articles of Arrangement be delayed until the earlier of the termination date of this Agreement in accordance with Section 7.2 and the date three Business Days after all appeal periods applicable to the Interim Order and the Final Order have expired, and any such appeals, if any, made during such periods have been denied or withdrawn.

2.2 INFORMATION CIRCULAR

    As promptly as practicable, the parties shall cooperate in the preparation of the Information Circular, together with any and all other documents required by the ABCA or other applicable laws in connection with the Arrangement. As promptly as practicable after the completion of the Information Circular, Precision shall cause the Information Circular and all other documentation required in connection with the Meeting to be sent to each Securityholder and each other person as required by the Interim Order and applicable laws.

2.3 SECURITIES COMPLIANCE

    The parties shall use all reasonable commercial efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance of the Trust Units and the Exchangeable LP Units and the transfer of the Weatherford Shares pursuant to the Arrangement and to permit the issuance and first resale of:

    (a) the Trust Units to be issued upon exchange of the Exchangeable LP Units from time to time; and

    (b) the Trust Units to be issued upon exercise of New Options issued pursuant to the Arrangement;

in each case without qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any regulatory authority under any applicable Canadian securities or other laws or pursuant to the rules and regulations of any regulatory authority administering such laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" for the purposes of Canadian securities laws).

2.4 PREPARATION OF FILINGS

    (a) The parties shall cooperate in:

    (i) the applications for the orders described in Section 2.3 and the preparation of such other documents reasonably deemed by the parties to be necessary to discharge, in the manner contemplated by Section 2.3, their respective obligations under applicable Canadian securities laws in connection with the Arrangement and the other transactions contemplated hereby;

    (ii) the taking of all such actions as may be required under any applicable Canadian securities laws in connection with the issuance of or transfer, as applicable, of the Trust Units, Weatherford Shares and Exchangeable LP Units in connection with the Arrangement; and

    (iii) the taking of all such actions as may be required under the ABCA in connection with the transactions contemplated by this Agreement and the Plan.


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

    (b) Each of the parties shall, on a timely basis, furnish to the others all such information concerning it and its respective securityholders as may be required (and, in the case of its securityholders, available to it) to effect the foregoing actions and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

    (c) Each of the parties shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Information Circular or an application for an order described in Section 2.3 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Information Circular or such application or registration statement. In any such event, the parties shall cooperate in the preparation of a supplement or amendment to the Information Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Securityholders and/or filed with the relevant securities regulatory authorities.

    (d) Precision shall ensure that the Information Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Information Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made and shall ensure that the Information Circular provides Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them and voted on at the Meeting.

                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES OF PRECISION

    Precision represents and warrants to and in favour of each of the parties as
follows,   and   acknowledges   that  such   parties  are   relying   upon  such
representations and warranties:

    (a) Precision is a company duly amalgamated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

    (b) the authorized capital of Precision consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 123,771,036 Common Shares (and no more) and no preferred shares were issued and outstanding as at September 15, 2005 and all of such issued and outstanding Common Shares are fully paid and non-assessable;

    (c) other than Options to purchase an aggregate of 4,293,200 Common Shares (and no more) as at September 15, 2005, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating Precision, whether or not on condition, to issue any securities of Precision;

    (d) Precision, directly or indirectly, beneficially owns all of the issued and outstanding shares, units of ownership or beneficial interests, as the case may be, of each of the Specified Subsidiaries;

    (e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

    (i) do not and will not result in the breach of, or violate any term or provision of, the constating documents of Precision;

    (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Precision or the Specified


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

        Subsidiaries is a party or by which it or the Specified Subsidiaries is bound and which is material to Precision and the Specified Subsidiaries (taken as a whole) or to which any material property of Precision or the Specified Subsidiaries (taken as a whole) is subject or result in the creation of any encumbrance upon any material assets of Precision or the Specified Subsidiaries under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

    (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Precision or the Specified Subsidiaries, the breach of which would have a material adverse effect on Precision and its Specified Subsidiaries (taken as a whole);

    (f)there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Precision, contemplated or threatened against or affecting Precision or the Specified Subsidiaries in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Precision, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of Dissent Rights) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Precision and the Specified Subsidiaries (taken as a whole);

    (g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Precision and this Agreement constitutes a valid and binding obligation of Precision enforceable against it in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

    (h) the minute books of Precision are true and correct and contain the minutes of all meetings and all resolutions of the directors and Shareholders thereof;

    (i) the books of account and other records of Precision and the Specified Subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

    (j) Precision is a reporting issuer or equivalent in each of the provinces of Canada and, to the knowledge of Precision, is not in default of any requirement of securities and corporate laws, regulations, rules, orders, notices, instruments, and policies; and

    (k) each of the Specified Subsidiaries is duly incorporated or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation or organization and has the corporate power and capacity to own or lease its property and assets, and to carry on its business as now conducted by it.

3.2 REPRESENTATIONS AND WARRANTIES OF GENERAL PARTNER AND ACQUISITIONCO

    Each of the General Partner and AcquisitionCo represents and warrants to and in favour of the other parties as follows, and acknowledges that such parties are relying upon such representations and warranties:

    (a) it is a body corporate incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

    (b) in the case of the General Partner, the authorized capital of the General Partner consists of an unlimited number of common shares of which, as at the date hereof, one common share is issued and outstanding, which share is owned legally and beneficially by the Trust and is fully paid and non-assessable;

    (c) in the case of AcquisitionCo, the authorized capital of AcquisitionCo consists of an unlimited number of common shares of which, as at the date hereof, one common share is issued and outstanding, which share is owned legally and beneficially by the Trust and is fully paid and non-assessable;

    (d) except as contemplated by this Agreement, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on conditions, to issue any securities;


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    (e) the  execution  and delivery of this  Agreement  and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

    (i) do not and will not result in the breach of, or violate any term or provision of, its constating documents;

    (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound and which is material to it or to which any of its material property is subject, or result in the creation of any encumbrance upon any of its assets under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

    (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to it, the breach of which would have a material adverse effect on it;

    (f) there are no actions, suits, proceedings, claims or investigations commenced or, to its knowledge, contemplated or threatened against or affecting it in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to its knowledge, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

    (g) it has no subsidiaries;

    (h) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by its board of directors and this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

    (i) its minute books are true and correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

    (j) its books of account and other records, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

    (k) it has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 REPRESENTATIONS AND WARRANTIES OF PDLP

    PDLP represents and warrants to and in favour of the other parties and acknowledges that the other parties are relying upon such representations and warranties:

    (a) it is a limited partnership established under the laws of the province of Manitoba with the General Partner as the sole general partner and the Trust as the sole initial limited partner and has the power and capacity to enter into this Agreement and to perform its obligations thereunder;

    (b) it presently has 980 outstanding PDLP A Units, which units are legally and beneficially owned by the Trust as the initial limited partner;

    (c) except as contemplated by this Agreement or the Information Circular, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on condition, to issue any limited partnership units or other securities;

    (d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:


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    (i) do not and will not  result in the  breach  of, or  violate  any term or provision of, its governing documents;

    (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound and which is material to it or to which any of its material property is subject, or result in the creation of any encumbrance upon any of its assets under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

    (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to it, the breach of which would have a material adverse effect on it;

    (e) there are no actions, suits, proceedings, claims or investigations commenced or, to its knowledge, contemplated or threatened against or affecting it in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to its knowledge, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

    (f) it has no subsidiaries;

    (g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the General Partner on its behalf and this Agreement constitutes a valid and binding obligation of it enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

    (h) its books of account and other records, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

    (i) it has not carried on any business since it was established other than as provided for herein or as contemplated in the Information Circular.

3.4 REPRESENTATIONS AND WARRANTIES OF THE TRUST

    The Trust represents and warrants to and in favour of the other parties as follows, and acknowledges that the other parties are relying upon such representations and warranties:

    (a) the Trust is an unincorporated open-ended investment trust duly established, settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement and to perform its obligations hereunder;

    (b) the Trust presently has one outstanding Trust Unit which is held by the initial unitholder of the Trust;

    (c) except as contemplated by this Agreement or the Information Circular, there are no options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating it, whether or not on condition, to issue any Trust Units or other securities;

    (d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

    (i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

    (ii) do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and


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

    (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to the Trust, the breach of which would have a material adverse effect on the Trust;

    (e) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

    (f) the Trust has no subsidiaries other than the General Partner, PDLP and AcquisitionCo;

    (g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the Trustees and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms, subject to the availability of equitable remedies and limitations on the enforcement of creditors' rights generally;

    (h) the copy of the Declaration of Trust presented to the other parties is a true and complete copy of such trust indenture and remains in full force and effect;

    (i) the books of account and other records of the Trust, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices; and

    (j) the Trust has not carried on any business since it was settled other than as provided for herein or as contemplated in the Information Circular.

                                    ARTICLE 4

                                    COVENANTS

4.1 COVENANTS OF PRECISION

    Precision covenants and agrees that it will, and will ensure that the Specified Subsidiaries will, perform all obligations required or desirable to be performed by Precision and the Specified Subsidiaries under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

    (a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

    (b) solicit, or cause to be solicited, proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, in consultation and cooperation with the other parties and in form and substance satisfactory to each of them, acting reasonably, proxy solicitation materials (including the Information Circular) and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute such proxy solicitation materials to the Securityholders in a timely and expeditious manner in all jurisdictions where they are required to be filed and distributed;

    (c) until the Effective Date, allow each of the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of Precision and its Specified Subsidiaries and provide all such information concerning Precision and its Specified Subsidiaries as the other parties may reasonably request;

    (d) until the Effective Date, conduct its and the Specified Subsidiaries operations in the ordinary and normal course of business and in accordance with applicable laws except as contemplated herein;


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    (e) use all reasonable  efforts to cause each of the conditions set forth in
        Article 5 which are within its control to be satisfied on or before the Effective Date;

    (f) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable commercial efforts to comply promptly with all requirements of applicable laws with respect to the transactions contemplated hereby (including the Arrangement);

    (g) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby (including the Arrangement);

    (h) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Precision or the Specified Subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

    (i) on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by governmental authorities from Precision relating to the transactions contemplated hereby (including the Arrangement);

    (j) until the Effective Date, (except pursuant to the exercise of outstanding Options in accordance with their respective terms, or as otherwise contemplated herein) not issue any additional Common Shares or any other securities (including any options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating Precision, whether or not on condition, to issue any securities of Precision);

    (k) until the Effective Date and except in connection with the Plan, not allow the Specified Subsidiaries to issue any securities (including any options, warrants, conversion or exchange privileges or other rights, agreements or commitments obligating any subsidiary, whether or not on condition to issue any securities of any subsidiary);

    (l) until the Effective Date and except in connection with the Plan, not enter into, or allow the Specified Subsidiaries to enter into, any agreement or agreements to sell, transfer, assign or lease any assets or properties except in the ordinary course of business, as disclosed in or contemplated by the Information Circular or as part of an internal reorganization;

    (m) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to the business and affairs of Precision and the Specified Subsidiaries;

    (n) until the Effective Date, not incur, or allow the Specified Subsidiaries to incur, any additional material indebtedness or create any encumbrance on any of its properties or assets or those of the Specified Subsidiaries, except in the ordinary course of business and not merge into or with, or consolidate with, any other person except a subsidiary or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

    (o) until the Effective Date, not declare or pay any dividends or make any distribution of its properties or assets or those of the Specified
        Subsidiaries to any of the Securityholders or to others or retire or redeem any Securities without the prior written consent of the other parties, not to be unreasonably withheld;

    (p) until the Effective Date, except as specifically provided for hereunder, not alter or amend its constating documents or the constating documents of the Specified Subsidiaries as the same exist at the date of this Agreement;

    (q) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by it or the Specified Subsidiaries from other persons;

    (r) advise the other parties immediately after the Meeting of the number of Securities in respect of which Precision has received, pursuant to the Interim Order, written objection to the Arrangement Resolution and provide the other parties with copies of such written objections;

    (s) prior to the Effective Date, make application to list the Trust Units on the TSX and NYSE; and


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

    (t) on the Effective Date, take the steps prescribed for it and the Specified Subsidiaries under the Plan.

4.2 COVENANTS OF GENERAL PARTNER AND ACQUISITIONCO

    Each of the General Partner and AcquisitionCo covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

    (a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

    (b) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its assets, properties, books, records, agreements and commitments and provide all such information concerning it as Precision may reasonably request;

    (c) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular;

    (d) use all reasonable  efforts to cause each of the conditions set forth in
        Article 5 which are within its control to be satisfied on or before the Effective Date;

    (e) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

    (f) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on it with respect to the transactions contemplated hereby (including the Arrangement);

    (g) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

    (h) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

    (i) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by it from other persons;

    (j) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

    (k) until the  Effective  Date,  not disclose to any person,  other than its officers, directors and key employees and professional advisors any confidential information relating to Precision or the Specified Subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

    (l) on the Effective Date, take the steps prescribed for it under the Plan.

4.3 COVENANTS OF PDLP

    PDLP covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:


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    (a) apply  for  and use all  reasonable  efforts  to  obtain  all  necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;

    (b) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of its assets, properties, books, records, agreements and commitments and provide all such information concerning it as the other parties may reasonably request;

    (c) until the Effective Date, not carry on any business, enter into any transaction or effect any partnership act whatsoever other than as contemplated herein or in the Information Circular;

    (d) use all reasonable  efforts to cause each of the conditions set forth in
        Article 5 which are within its control to be satisfied on or before the Effective Date;

    (e) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

    (f) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

    (g) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

    (h) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on it with respect to the transactions contemplated hereby (including the Arrangement);

    (i) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by it from other persons;

    (j) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

    (k) until the  Effective  Date,  not disclose to any person,  other than its officers, directors and key employees and professional advisors any confidential information relating to Precision or the Specified Subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

    (l) prior to the Effective Date, create the Exchangeable LP Units;

    (m) on the Effective Date, enter into the Support Agreement, the Voting and Exchange Trust Agreement and such other agreements as are necessary to give effect to the exchange rights to be attached to the Exchangeable LP Units as described in the Information Circular on terms and conditions satisfactory to the Trust, acting reasonably; and

    (n)  on the Effective Date, take the steps prescribed for it under the Plan.

4.4 COVENANTS OF THE TRUST

    The Trust covenants and agrees that it will perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, it will:

    (a) apply for and use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfil its obligations hereunder and to carry out the transactions contemplated hereby;


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

    (b) until the Effective Date, allow the other parties and their representatives and agents full access during normal business hours, and upon reasonable notice after normal business hours, to all of the assets, properties, books, records, agreements and commitments of the Trust and provide all such information concerning the Trust as the other parties may reasonably request;

    (c) until the Effective Date, not carry on any business, enter into any transaction or effect any act whatsoever other than as contemplated herein or in the Information Circular;

    (d) use all reasonable  efforts to cause each of the conditions set forth in
        Article 5 which are within its control to be satisfied on or before the Effective Date;

    (e) submit the Arrangement to the Court; apply, in conjunction with the other parties, for the Final Order; and diligently prosecute such application and any appeal of the Final Order;

    (f) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

    (g) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Trust which may adversely affect the ability of the parties to consummate the transactions contemplated hereby (including the Arrangement);

    (h) carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable laws may impose on the Trust with respect to the transactions contemplated hereby (including the Arrangement);

    (i) in connection with the consummation of the transactions contemplated hereby (including the Arrangement), use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by the Trust from other persons;

    (j) until the Effective Date, in all material respects, conduct itself so as to keep the other parties fully informed as to its business and affairs;

    (k) until the Effective Date, not disclose to any person, other than the Trustees and professional advisors, any confidential information relating to Precision or the Specified Subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

    (l) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing trust documents as the same exist at the date of this Agreement without the prior consent of Precision, not to be unreasonably withheld;

    (m) prior to the Effective Date, cooperate with Precision in making application to list the Trust Units on the TSX and the NYSE;

    (n) reserve a sufficient number of Trust Units for issuance, from time to time, of: (i) upon exercise of the exchange rights attached to the Exchangeable LP Units, and (ii) pursuant to the Arrangement;

    (o) on the Effective Date, issue the Special Voting Unit in accordance with the Plan;

    (p) on the Effective Date, enter into the Support Agreement, the Voting and Exchange Trust Agreement and such other agreements as are necessary to give effect to the exchange rights to be attached to the Exchangeable LP Units as described in the Information Circular on terms and conditions satisfactory to the Trust, acting reasonably; and

    (q) on the Effective Date, take the steps prescribed for the Trust under the Plan (including issuing the Trust Units in accordance with the Plan).



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                                    ARTICLE 5

                              CONDITIONS PRECEDENT

5.1 MUTUAL CONDITIONS PRECEDENT

    The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

    (a) the Arrangement Resolution shall have been approved at the Meeting by not less than two-thirds of the votes cast by the Securityholders in accordance with the provisions of the Interim Order and any applicable laws;

    (b) the Final Order shall have been obtained in form and substance satisfactory to each of the parties acting reasonably and shall not have been set aside or modified in a manner unacceptable to the parties acting reasonably, on appeal or otherwise;

    (c) the Registration Statement in respect of the transfer of the Weatherford Shares to Shareholders shall have been filed with and declared effective by the U.S. Securities and Exchange Commission;

    (d) all necessary documents filed with the Registrar in accordance with the Plan shall be in form and substance satisfactory to each of the parties acting reasonably and shall have been accepted for filing by the Registrar together with the Articles of Arrangement in accordance with
        Section 193 of the ABCA;

    (e) there shall have been no action taken under any applicable law and there shall not be in force any order or decree of any governmental authority that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein;

    (ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

    (iii) imposes or confirms material limitations on the ability of: (A) the Trust to effectively to exercise full rights of ownership of the securities of the General Partner including, without limitation, the right to vote any such securities; (B) the Trust to exercise full rights of ownership of the PDLP A Units, including, without limitation, the right to vote any such securities; (C) the Trust to exercise full rights of ownership of securities of AcquisitionCo (and after giving effect to the Arrangement and the Amalgamation PDLP to exercise full rights of ownership of securities of AmalgamationCo), including, without limitation, the right to vote such securities;

    (f) there shall have been no material change with respect to the income tax laws or policies of Canada or any province thereof which would have a material adverse effect on the reorganization of Precision as contemplated by the Plan, including the manner in which distributions made to holders of Trust Units or Exchangeable LP Units are taxed;

    (g) all necessary third party and other consents, approvals and authorizations with respect to the transactions contemplated hereby (including, without limitation, orders of applicable governmental authorities for the issuance of Trust Units, Exchangeable LP Units and Weatherford Shares and the exchange of Exchangeable LP Units for Trust Units) shall have been completed or obtained;

    (h) the board of directors of Precision shall not have determined to terminate this Agreement in accordance with the Arrangement Resolution as a result of the number of Securityholders, if any, who exercise Dissent Rights or otherwise; and

    (i) the approval of the TSX and the NYSE to the conditional listing of the Trust Units shall have been obtained, subject only to the filing of required documents and fees.

5.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF PRECISION

    In addition to the conditions contained in Section 5.1, the obligation of Precision to complete the transactions contemplated by this Agreement is subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by Precision without prejudice to its right to rely on any other condition:

    (a) each of the covenants, acts and undertakings of the other parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

    (b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of each of the other parties contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date, and Precision shall have received a certificate of a senior officer of each of the General Partner, AcquisitionCo, PDLP and of the Trustees to that effect dated the Effective Date, and Precision shall have no knowledge to the contrary; and

    (c) the board of directors of Precision shall have determined in its sole and absolute discretion that the Arrangement is in the best interests of Precision and not withdrawn such determination.

5.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE OTHER PARTIES

    In addition to the conditions contained in Section 5.1, the obligations of the parties other than Precision to complete the transactions contemplated by this Agreement are subject to the fulfilment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by any other party without prejudice to such other party's right to rely on any other condition:

    (a) each of the covenants, acts and undertakings of the other parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

    (b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other parties contained in
        Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date, and each of the other parties shall have received a certificate of a senior officer of Precision and the other parties and of the Trustees, as applicable, to that effect dated the Effective Date, and the other parties shall have no knowledge to the contrary;

    (c) the board of directors of Precision shall have made, and shall not have modified or amended, in any respect, an affirmative recommendation that the Securityholders approve the Arrangement; and

    (d) prior to the Effective Date, there shall have been no material adverse change in the business, operations, properties, assets or affairs, financial or otherwise, of Precision and the Specified Subsidiaries (taken as a whole) from that reflected in the Information Circular.

    As used in paragraphs (a) and (b) above, "OTHER PARTIES" means, in relation to any party, the parties (including Precision) other than that party.

5.4 CLOSING MATTERS

    Each of the parties shall deliver, at the closing of the Arrangement and other transactions contemplated hereby, such customary certificates, resolutions, opinions and other closing documents as may be required by the other party, acting reasonably. The closing of the Arrangement and the transactions contemplated hereby will take place on Effective Date at the offices of Borden Ladner Gervais LLP, 1000, 400 -- 3rd Avenue SW., Calgary, Alberta, T2P 4H2.

                                    ARTICLE 6

                                     NOTICES

6.1 NOTICES

    Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall,


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

if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

    (a) Precision or any of the Specified Subsidiaries, addressed to:

Precision Drilling Corporation
4200, 150 -- 6 Avenue S.W.
Calgary, Alberta T2P 3X7

Attention:  President
Facsimile:  (403) 264-0251

    (b) the Trust, addressed to:

Precision Drilling Trust
4200, 150 -- 6 Avenue S.W.
Calgary, Alberta T2P 3X7

Attention:  Trustees
Facsimile:  (403) 264-0251

    (c) General Partner, addressed to:

1194312 Alberta Ltd.
4200, 150 -- 6 Avenue S.W.
Calgary, Alberta T2P 3X7

Attention:  President
Facsimile:  (403) 264-0251

    (d) PDLP, addressed to:

Precision Drilling Limited Partnership
c/o 1194312 Alberta Ltd.
4200, 150 -- 6 Avenue S.W.
Calgary, Alberta T2P 3X7

Attention:  President
Facsimile:  (403) 264-0251

    (e) AcquisitionCo, addressed to:

1195309 Alberta ULC
4200, 150 -- 6 Avenue S.W.
Calgary, Alberta T2P 3X7

Attention:  President
Facsimile:  (403) 264-0251

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

                                    ARTICLE 7

                            AMENDMENT AND TERMINATION

7.1 AMENDMENTS

    This Agreement may, at any time and from time to time before or after the Meeting but not later than the Effective Date, be amended by written agreement of the parties hereto without further notice to or authorization on the part of their respective security holders, and any such amendment may, without limitation:

    (a) change the time for performance of any of the obligations or acts of the parties hereto;

    (b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

    (c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto; and

    (d) waive  compliance  with  or  modify  any  conditions   precedent  herein
        contained,

provided, however, that any such change, waiver or modification does not invalidate any required approval of the Securityholders to the Arrangement.

7.2 TERMINATION

    This Agreement shall be terminated at any time prior to the Effective Date:

    (a) if the Interim Order has been refused or has been granted in a form or substance not satisfactory to the parties, acting reasonably, or has not been granted by November 15, 2005 or, if issued, has been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

    (b) if the Arrangement has not been approved by the Securityholders in accordance with the Interim Order and all applicable corporate and securities law requirements on or before December 15, 2005;

    (c) if the Final Order has not been granted in form and substance satisfactory to the parties, acting reasonably, on or before December 30, 2005 or if issued, has been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

    (d) if the Effective Date has not occurred prior to December 30, 2005;

    (e) if Precision has determined to accept or proceed with an Acquisition Proposal; or

    (f) if a written agreement to terminate this Agreement is executed and delivered by all parties hereto.

7.3 ACQUISITION PROPOSAL

    Nothing contained in this Agreement shall prevent the board of directors of Precision from considering, negotiating, approving, recommending to its Securityholders or entering into an agreement in respect of an unsolicited, bona fide Acquisition Proposal in respect of which the board of directors of Precision determines in good faith that the board of directors is required to do so in order to properly discharge their fiduciary duties.

                                    ARTICLE 8

                                     GENERAL

8.1 BINDING EFFECT

    This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.


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

8.2 EXPENSES

    Each of the parties  hereto  shall pay its expenses in  connection  with the
preparation   and  execution  of  this  Agreement  and  the  completion  of  the transactions contemplated hereby or incidental hereto.

8.3 NO ASSIGNMENT

    No party may assign its rights or obligations under this Agreement.

8.4 EQUITABLE REMEDIES

    All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may not be ordered.

8.5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    The representations and warranties contained herein shall survive until the Effective Date and shall expire and be terminated and extinguished at and from the Effective Time and no party shall have any liability or further obligations to any party hereunder in respect of such representations or warranties thereafter.

8.6 SEVERABILITY

    If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

    (a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

    (b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.7 FURTHER ASSURANCES

    Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.8 EXECUTION IN COUNTERPARTS

    This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

8.9 WAIVER

    No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

8.10 LIMITATIONS ON LIABILITY

    The parties hereto acknowledge that:


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

    (a) the Trustees are entering into this Agreement solely in their capacity as Trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any of the Unitholders and that any recourse against the Trust, the Trustees or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust; and

    (b) PDLP is a limited partnership formed under the laws of Manitoba, the limited partners of which are only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that such limited partners have contributed or agreed to contribute to the limited partnership's capital and such limited partners' pro rata share of any undistributed income.

    IN WITNESS WHEREOF the parties hereto have executed this Agreement.


PRECISION DRILLING CORPORATION

Per:   /s/ Jan Campbell
-------------------------------
Name:  Jan Campbell
Title: Corporate Secretary


PRECISION DRILLING TRUST, BY ITS TRUSTEES

Per:   Robert J.S. Gibson
-------------------------------
Name:  Robert J.S. Gibson
Title: Trustee

Per:   Patrick M. Murray
-------------------------------
Name:  Patrick M. Murray
Title: Trustee

Per:   H. Garth Wiggins
-------------------------------
Name:  H. Garth Wiggins
Title: Trustee


1194312 ALBERTA LTD.

Per:   /s/ Doug Strong
-------------------------------
Name:  Doug Strong
Title: Vice President & Secretary


PRECISION DRILLING LIMITED PARTNERSHIP,
by its general partner, 1194312 Alberta Ltd.

Per:   Doug Strong
-------------------------------
Name:  Doug Strong
Title: Vice President & Secretary


1195309 ALBERTA ULC

Per:   Doug Strong
-------------------------------
Name:  Doug Strong
Title: Vice President & Secretary

                                   SCHEDULE A

                      PLAN OF ARRANGEMENT UNDER SECTION 193

                                     OF THE

                       BUSINESS CORPORATIONS ACT (ALBERTA)

                                    ARTICLE 1

                                 INTERPRETATION

1.1 In this Plan, the following terms have the following meanings:

    (a) "ABCA" means the BUSINESS CORPORATIONS ACT, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

    (b)   "ACB" means adjusted cost base within the meaning of the Tax Act;

    (c) "ACQUISITIONCO" means 1195309 Alberta ULC, an unlimited liability corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

    (d) "ACQUISITIONCO DEBT" means unsecured subordinated interest bearing indebtedness of AcquisitionCo in the principal amount equal to the aggregate of the principal amount of PDLP Trust Notes received by all Electing Eligible Shareholders pursuant to the Plan;

    (e) "ACQUISITIONCO TRUST NOTE" means an interest bearing promissory note to be issued by AcquisitionCo pursuant to the Plan to each of the Non-Electing Shareholders in partial consideration for their Common Shares containing the same terms and conditions as the AcquisitionCo Debt in a principal amount equal to the number of Common Shares transferred to AcquisitionCo by a Non-Electing Shareholder, multiplied by the Residual Value Per Share;

    (f) "ACQUISITIONCO WEATHERFORD NOTE" means an interest bearing promissory note to be issued by AcquisitionCo pursuant to the Plan to each of the Non-Electing Shareholders in partial consideration for their Common Shares transferred to AcquisitionCo, each in a principal amount equal to the aggregate of the Pro-rata Portion of Special Cash Payment and the Pro-rata Portion of Weatherford Share Value attributable to each such Shareholder;

    (g) "AGGREGATE PERMITTED EXCHANGE AMOUNT" means the amount designated as such as of the Effective Date by the Precision Directors, which will not exceed 5% of the product obtained by multiplying the Residual Value Per Share by the Outstanding Shares;

    (h) "AMALGAMATION" means the amalgamation of AcquisitionCo and PD Amalco following the Effective Date;

    (i) "AMALGAMATIONCO" means Precision Drilling Corporation, the corporation resulting from the Amalgamation;

    (j) "AMALGAMATIONCO COMMON SHARES" means common shares in the capital of AmalgamationCo;

    (k) "AMALGAMATIONCO DEBT" means the aggregate principal amount of AcquisitionCo Debt and the AcquisitionCo Trust Notes which will be owed to PDLP by AmalgamationCo following completion of the Arrangement and the Amalgamation;

    (l)   "ARRANGEMENT"  means the proposed  arrangement under the provisions of section 193 of the ABCA on the terms and conditions set forth in the Plan;

    (m) "ARRANGEMENT AGREEMENT" means the arrangement agreement dated as of September 29, 2005, among Precision, the Trust, the General Partner, PDLP and AcquisitionCo providing for the implementation of the Arrangement, as from time to time amended, supplemented or restated;


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

    (n) "ARRANGEMENT RESOLUTION" means the special resolution approving the Arrangement in substantially the form attached as Appendix A to the Information Circular, which special resolution will be voted on by Securityholders at the Meeting;

    (o) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

    (p) "AVERAGE OPENING TRUST UNIT TRADING PRICE" means the weighted average trading price of the Trust Units on the first day of trading of the Trust Units on the TSX;

    (q) "AVERAGE CLOSING COMMON SHARE TRADING PRICE" means the weighted average trading price of the Common Shares on the TSX on the last trading day immediately prior to the Effective Date;

    (r) "BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

    (s) "CANADIAN DOLLAR EQUIVALENT" means the Canadian dollar denominated amount of a United States dollar amount using the noon buying rate of United States dollars for Canadian dollars provided by the Bank of Canada on the Effective Date;

    (t) "CASH REDUCTION AMOUNT" means, if the Weatherford Share Value exceeds $2,093,010,894, being the product obtained upon multiplying 26 million Weatherford Shares by the closing market price of the Weatherford Shares on the NYSE on August 31, 2005 (being U.S. $67.71) and the United States dollar exchange rate for Canadian dollars on August 31, 2005 (being $1.1889), the amount determined by multiplying the difference between the Weatherford Share Value and $2,093,010,894 by the capital gains corporate tax rate of Precision, provided such amount exceeds $5,000,000;

    (u) "CERTIFICATE" means the certificate of arrangement to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

    (v) "CLOSING MARKET PRICE" means: (i) an amount equal to the closing price of the Trust Units if there was a trade on the date on which Trust Units were tendered for redemption and the exchange or market on which they are traded provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust Units on the date on which the Trust Units were tendered for redemption if there was trading and the exchange or other market on which they are traded provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last ask prices if there was no trading on that date;

    (w) "CLOSING WEATHERFORD SHARE PRICE" means the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value;

    (x) "COMMON SHARE FAIR MARKET VALUE" means the weighted average trading price of a Common Share on the TSX for the five trading days preceding the Effective Date, provided that if the Common Shares are not then listed on the TSX or if in the opinion of the Precision Directors, acting reasonably and in good faith, the public distribution or trading activity of Common Shares for that period does not result in a weighted average trading price which reflects the FMV of the Common Shares, then the Common Share FMV shall be determined by the Precision Directors, in good faith and in their sole discretion;

    (y) "COMMON SHARES" means common shares in the capital of Precision and for the purposes of the Plan also means the common shares of PD Amalco, as applicable, following the amalgamation of Precision and the Specified Subsidiaries pursuant to the Plan;

    (z)   "COURT" means the Court of Queen's Bench of Alberta;

    (aa) "DECLARATION OF TRUST" means the declaration of trust of the Trust dated as of September 22, 2005, between the settlor of the Trust and the Trustee as it may from time to time amended, supplemented or restated;

    (bb) "DEPOSITORY" means Computershare Investor Services Inc., at its offices referred to in the Letter of Transmittal and Election Form;

    (cc) "DISSENT RIGHTS" means the right of a registered Securityholder to dissent to the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Securityholder dissents, pursuant to and in accordance with section 191 of the ABCA and the Interim Order;

    (dd) "DISSENTING OPTIONHOLDERS" means registered Optionholders who validly exercise the Dissent Rights;

    (ee)  "DISSENTING   SECURITYHOLDERS"  means  Dissenting   Optionholders  and
          Dissenting Shareholders, collectively;

    (ff) "DISSENTING SHAREHOLDERS" means registered Shareholders who validly exercise the Dissent Rights;

    (gg) "EFFECTIVE DATE" means the date on which the Arrangement is effective under the ABCA;

    (hh) "EFFECTIVE TIME" means 12:01a.m. (Calgary time) on the Effective Date regardless of the time of the Closing on that date;

    (ii) "ELECTED AMOUNT" means the amount based on an Electing Eligible Shareholders' ACB specified in a Filed Letter of Transmittal and Election Form by an Electing Eligible Shareholder in respect of each Common Share transferred to PDLP by such Electing Eligible Shareholder provided that such Elected Amount shall be deemed to be: (a) not less than the greater of: (i) the ACB of such Common Share to the Electing Eligible Shareholder; and (ii) the sum of the Per Share Value of Special Cash Payment and the Per Weatherford Share Value; and (b) not greater than the Common Share Fair Market Value;

    (jj) "ELECTING ELIGIBLE SHAREHOLDERS" means Eligible Shareholders who elect in a Filed Letter of Transmittal and Election Form to receive Exchangeable LP Units under the Arrangement;

    (kk) "ELECTION DEADLINE" means 5:00 p.m. (Calgary time) on the second to last Business Day immediately preceding the Meeting or, if the Meeting is adjourned or postponed, such time on the second to last Business Day immediately preceding the date of such adjourned or postponed Meeting;

    (ll) "ELIGIBLE INSTITUTION" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

    (mm) "ELIGIBLE SHAREHOLDER" means a Shareholder that is not a Non-Resident or Tax-Exempt from and as of the Election Deadline to and including the Effective Time;

    (nn) "EXCHANGEABLE LP UNIT LIMIT" means that number of Exchangeable LP Units equal to the quotient obtained by dividing the Aggregate Permitted Exchange Amount by the Residual Value Per Share (rounded to the nearest whole number);

    (oo) "EXCHANGEABLE LP UNITS" means the Class B limited partnership units of PDLP, which are exchangeable into Trust Units on a one-for-one basis after 180 days from the Effective Date (or prior thereto with the consent of the board of directors of the General Partner) pursuant to the Voting and Exchange Trust Agreement;

    (pp) "FILED LETTER OF TRANSMITTAL AND ELECTION FORM" means, with respect to any Shareholder, a duly completed Letter of Transmittal and Election Form deposited with that Shareholder's certificate(s) representing the Shareholder's Common Shares with the Depository on or before the Election Deadline;

    (qq) "FINAL ORDER" means the order of the Court approving the Arrangement to be applied for following the approval of the Arrangement at the Meeting to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

    (rr)  "FMV" means fair market value;

    (ss)  "GENERAL   PARTNER"   means   1194312   Alberta  Ltd.,  a  corporation
          incorporated pursuant to the ABCA as a direct wholly-owned subsidiary of the Trust and which is the general partner of PDLP;

    (tt) "INFORMATION CIRCULAR" means the information circular dated October 3, 2005, together with all appendices thereto distributed by Precision in connection with the Meeting;

    (uu) "INTERIM ORDER" means the Interim Order of the Court dated September 29, 2005 pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Precision therefor, a copy of which order is attached as Appendix B to this Information Circular;

    (vv) "LETTER OF TRANSMITTAL AND ELECTION FORM" means the Letter of Transmittal and Election Form enclosed with the Information Circular pursuant to which a Shareholder is required to deliver certificate(s) representing Common Shares and make certain elections, if desired;

    (ww) "MEETING" means the special meeting of Shareholders and the Optionholders to be held on October 31, 2005 and any adjournment(s) thereof to, INTER ALIA, consider and to vote on the Arrangement Resolution and the matters referred to in the Notice of Meeting;

    (xx) "NEW OPTIONS" has the meaning ascribed thereto in paragraph 3.1(k) of the Plan;

    (yy) "NEW EXERCISE PRICE" means, in respect of a particular Option Agreement, the exercise price of an Option less the amount by which the Average Closing Common Share Trading Price exceeds the Average Opening Trust Unit Trading Price;

    (zz) "NON-ELECTING SHAREHOLDER" means a Shareholder (other than a Dissenting Shareholder) who elects, pursuant to a Filed Letter of Transmittal and Election Form or is deemed to elect, to exchange all or a portion of their Common Shares for one Trust Unit and a pro-rata share of Weatherford Shares and a pro-rata share of the Special Cash Payment for each Common Share, to the extent of such Common Shares so elected;

    (aaa) "NON-RESIDENT" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

    (bbb) "NOTICE OF MEETING" means the Notice of Special Meeting which accompanies the Information Circular;

    (ccc) "OPTION" means an option, and "OPTIONS" means, collectively, all outstanding vested and unvested options, to purchase one Common Share pursuant to Precision's existing stock option plans;

    (ddd) "OPTION AGREEMENT" means an agreement to issue Common Shares to an Optionholder at a particular exercise price;

    (eee) "OPTIONHOLDERS" means the holders of Options;

    (fff) "OUTSTANDING SHARES" means the number of Common Shares issued and outstanding as of the Effective Time;

    (ggg) "PD AMALCO" means Precision Drilling Corporation, the corporation resulting from the amalgamation of Precision and the Specified Subsidiaries pursuant to the Plan;

    (hhh) "PDLP"  means  Precision  Drilling  Limited  Partnership,   a  limited
          partnership established pursuant to the laws of the province of Manitoba pursuant to the PDLP Limited Partnership Agreement;

    (iii) "PDLP A UNITS" means the Class A limited partnership units of PDLP;

    (jjj) "PDLP LIMITED PARTNERSHIP AGREEMENT" means the limited partnership agreement dated as of September 28, 2005 among the General Partner, the Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

    (kkk) "PDLP TRUST NOTE" means an interest bearing promissory note to be issued by PDLP pursuant to the Plan to each Electing Eligible Shareholder in partial consideration for their Common Shares, each in the principal amount determined in accordance with the provisions of the Plan;

    (lll) "PDLP WEATHERFORD NOTE" means an interest bearing promissory note to be issued by PDLP pursuant to the Plan to each Electing Eligible Shareholder in partial consideration for their Common Shares, each in a principal amount equal to the aggregate of the Pro-rata Portion of Weatherford Share Value and the Pro-rata Portion of Special Cash Payment attributable to each such Electing Eligible Shareholder;

    (mmm) "PER SHARE VALUE OF SPECIAL CASH PAYMENT" means the amount equal to the Special Cash Payment divided by the number of Outstanding Shares;

    (nnn) "PER   WEATHERFORD   SHARE  VALUE"  means  the  amount  equal  to  the
          Weatherford Share Value divided by the number of Outstanding Shares;

    (ooo) "PERSON" includes any individual, body corporate, partnership, trust, association, joint venture, other organization or entity (whether or not a legal entity) or governmental authority;

    (ppp) "PLAN" means this plan of arrangement, as from time to time amended, supplemented or restated in accordance with the terms hereof;

    (qqq) "PRECISION"  means  Precision  Drilling  Corporation,   a  corporation
          governed by the ABCA;

    (rrr) "PRECISION DIRECTORS" means the board of directors of Precision;

    (sss) "PRO-RATA PORTION OF AGGREGATE RESIDUAL VALUE" means the amount equal to the number of Common Shares transferred by a Shareholder multiplied by the Residual Value Per Share;

    (ttt) "PRO-RATA PORTION OF SPECIAL CASH PAYMENT" means the amount equal to the number of Common Shares transferred by a Shareholder pursuant to the Plan multiplied by the Per Share Value of Special Cash Payment;

    (uuu) "PRO-RATA PORTION OF WEATHERFORD SHARE VALUE" means the amount equal to the number of Common Shares transferred by a Shareholder pursuant to the Plan multiplied by the Per Weatherford Share Value;

    (vvv) "REGISTRAR"  means  the  Registrar  of  Corporations  appointed  under section 263 of the ABCA;

    (www) "RESIDUAL VALUE PER SHARE" means the Common Share Fair Market Value less the aggregate of the Per Weatherford Share Value and the Per Share Value of Special Cash Payment;

    (xxx) "SECURITIES" means the Common Shares and Options;

    (yyy) "SECURITYHOLDERS" means the Shareholders and Optionholders;

    (zzz) "SHAREHOLDERS" means the holders of Common Shares;

    (aaaa) "SPECIAL CASH PAYMENT" means $850 million less the Cash Reduction Amount, if applicable, to be received by Shareholders pursuant to the Plan;

    (bbbb) "SPECIAL VOTING UNIT" means the special voting unit of the Trust to be issued by the Trust and deposited with the Voting and Exchange Trustee to which will be attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust Unit) equal to the number of outstanding Exchangeable LP Units held by registered holders, other than the Trust and its affiliates;

    (cccc)  "SPECIFIED   SUBSIDIARIES"   means   certain   direct  and  indirect
            wholly-owned subsidiaries of Precision as set out in the Articles of Arrangement;

    (dddd)  "TAX ACT" means the INCOME TAX ACT (Canada), R.S.C. 1985, c. 1. (5th
            Supp), as amended from time to time, including the INCOME TAX REGULATIONS, from time to time, promulgated thereunder;

    (eeee) "TAX-EXEMPT" means a person that is exempt from tax under Part I of the Tax Act;

    (ffff)"TRUST" means Precision Drilling Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust, and, where the context requires, includes its subsidiaries, including PDLP and AmalgamationCo and where used in conjunction with operations means an operating affiliate of the Trust;

    (gggg) "TRUSTEES" means the trustees of the Trust from time to time and "TRUSTEE" means any one of them;

    (hhhh) "TRUST UNIT" means a trust unit, other than the Special Voting Unit, of the Trust, each such trust unit representing an equal undivided beneficial interest in the Trust;

    (iiii)  "TSX" means the Toronto Stock Exchange;

    (jjjj)  "UNITHOLDERS" means the holders from time to time of Trust Units;

    (kkkk)  "UNITS" means the Trust Units and the Special Voting Units;

    (llll) "VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, PDLP, PD Amalco and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated;

    (mmmm) "VOTING AND EXCHANGE TRUSTEE" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement;

    (nnnn)  "WEATHERFORD"  means  Weatherford   International  Ltd.,  a  company
            incorporated under the laws of Bermuda;

    (oooo) "WEATHERFORD SHARE CONSIDERATION" means the Closing Weatherford Share Price multiplied by the number of Weatherford Shares to be received by a Shareholder pursuant to the Arrangement;

    (pppp) "WEATHERFORD SHARE FAIR MARKET VALUE" means the closing trading price of a Weatherford Share on the NYSE on the trading day immediately preceding the Effective Date, provided that if the Weatherford Shares are not then listed on the NYSE or if in the opinion of the Precision Directors, acting reasonably and in good faith, the public distribution or trading activity of Weatherford Shares for that period does not result in a closing trading price which reflects the FMV of the Weatherford Shares, then the Weatherford Share Fair Market Value shall be determined by the Precision Directors, in good faith and in their sole discretion;

    (qqqq) "WEATHERFORD SHARE VALUE" means the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value multiplied by 26 million; and

    (rrrr)"WEATHERFORD SHARES" means the common shares of Weatherford owned by Precision to be transferred pursuant to the Plan to Shareholders in partial consideration for their Common Shares.

1.2 The division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated all references in this Plan to sums of money are expressed in lawful money of Canada.

                                    ARTICLE 2

                              ARRANGEMENT AGREEMENT

2.1 This Plan is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Shareholders; (ii) the Optionholders; (iii) Precision; (iv) the Trust; (v) AcquisitionCo; (vi) PDLP; (vii) the General Partner; and (viii) the Specified Subsidiaries.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The
    Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

                                    ARTICLE 3

                                   ARRANGEMENT

3.1 On the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order, unless otherwise stated, without any further act or formality:

    (a) the Common Shares and Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Securityholders other than the right to be paid the fair value of their Common Shares and Options by AcquisitionCo;

    (b) the stated capital of each class of outstanding shares of each of the Specified Subsidiaries shall be reduced, without any distribution of property by the respective corporations, to $1.00;

    (c) Common Shares held by each Non-Electing Shareholder shall be transferred to, and acquired by, AcquisitionCo free and clear of all liens, claims and encumbrances in exchange for the issuance to such Non-Electing Shareholder by AcquisitionCo of:

    (i)  an AcquisitionCo Weatherford Note; and

    (ii) an AcquisitionCo Trust Note,

    and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and AcquisitionCo shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

    (d)  concurrently  with  (c)  above,  Precision  and  each of the  Specified
         Subsidiaries shall amalgamate and continue as one corporation, PD Amalco, upon the following terms and conditions;

    (i)  the name of PD Amalco shall be "Precision Drilling Corporation";

    (ii) the registered office of PD Amalco shall be located at the registered office of Precision at the Effective Date;

    (iii) there shall be no restrictions on the business PD Amalco may carry on or on the powers it may exercise;

    (iv) PD Amalco shall be authorized to issue an unlimited number of common shares;

    (v) the minimum number of directors of PD Amalco shall be one and the maximum number of directors shall be 11, the number of directors from time to time being determined by resolution of the directors of PD Amalco;

    (vi) on the Effective Date, the number of directors of PD Amalco shall be seven. The first directors of PD Amalco, who shall hold office until the first annual meeting of the shareholders of PD Amalco or until his successors are duly appointed, shall be the persons whose name and address appears below:

                         NAME                           ADDRESS                RESIDENT CANADIAN
            --------------------------------------------------------------------------------------
               W.C. (Mickey) Dunn....        Edmonton, Alberta, Canada                 Yes
               Robert J.S. Gibson....        Calgary, Alberta, Canada                  Yes
               Patrick M. Murray.....        Dallas, Texas, USA                        No
               Fred W. Pheasey.......        Edmonton, Alberta, Canada                 Yes
               Robert L. Phillips....        Vancouver, British Columbia, Canada       Yes
               Hank B. Swartout......        Calgary, Alberta, Canada                  Yes
               H. Garth Wiggins......        Calgary, Alberta, Canada                  Yes

    (vii) the by-laws of PD Amalco shall be the by-laws of Precision until repealed, amended or altered;

    (viii) the Articles of Amalgamation of PD Amalco shall otherwise be as set out in Schedule A to the Plan;

    (ix) the issued and outstanding shares in the capital of Precision and each of the Specified Subsidiaries shall be exchanged or cancelled as follows:

    A. each issued Common Share shall be converted into one common share of PD Amalco; and

    B. each issued share of the Specified Subsidiaries shall be cancelled without any repayment of capital in respect thereof, and

    (x) the amount added to the stated capital for the common shares of PD Amalco shall be equal to the stated capital of the Common Shares immediately prior to the Amalgamation;

    (e) the AcquisitionCo Trust Note received by each Non-Electing Shareholder in (c) above will be transferred to the Trust in exchange for that number of Trust Units equal to the number of Common Shares transferred by each Non-Electing Shareholder to AcquisitionCo in (c) above;

    (f) the Trust will contribute the AcquisitionCo Trust Notes received by it in (e) above and all of the shares the Trust holds of AcquisitionCo to PDLP in exchange for that number of PDLP A Units equal to the number of Trust Units issued to Non-Electing Shareholders in (e) above;

    (g) Common Shares held by each Electing Eligible Shareholder who so elects in a Filed Letter of Transmittal and Election Form with respect to such Common Shares shall be transferred to, and acquired by, PDLP free and clear of all liens, claims and encumbrances in exchange for the issue to the Electing Eligible Shareholder by PDLP of:

    (i)  a PDLP Weatherford Note;

    (ii) if the aggregate Elected Amount of the Common Shares of the Electing Eligible Shareholder is equal to the principal amount of that Shareholder's PDLP Weatherford Note, the Electing Eligible Shareholder shall be entitled to that number of Exchangeable LP Units equal to the number of Common Shares held by such Electing Shareholder (subject to the pro-rationing of the Exchangeable LP Units set forth in subparagraph (g)(iv) below);

    (iii) if the aggregate Elected Amount of the Common Shares of the Electing Eligible Shareholder is more than the principal amount of that Shareholder's PDLP Weatherford Note, the Electing Eligible Shareholder, subject to the pro-rationing of Exchangeable LP Units described in
         (g)(iv) below, shall be entitled to that number of Exchangeable LP Units equal to the number of Common Shares being transferred by such Electing Shareholder multiplied by a fraction, the numerator of which shall be the Common Share Fair Market Value less the Elected Amount of each of the Common Shares transferred to PDLP by the Electing Eligible Shareholder, and the denominator of which shall be the Residual Value Per Share (with such number of Exchangeable LP Units rounded up to the nearest whole number);

    (iv) if the aggregate of the Exchangeable LP Units issuable to the Electing Eligible Shareholders pursuant to subparagraphs (g)(ii) and (iii) above is greater than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units issuable to each of the Electing Eligible Shareholders shall be reduced rateably (rounded to the nearest whole number) based on the number of Exchangeable LP Units otherwise determined pursuant to subparagraphs (g)(ii) and (iii) above so that the actual aggregate number of Exchangeable LP Units issuable to all the Electing Eligible Shareholders is equal to the Exchangeable LP Unit Limit;

    (v) each Electing Eligible Shareholder shall receive a PDLP Trust Note in a principal amount equal to the Residual Value Per Share multiplied by the difference between the total number of Common Shares being transferred by the Electing Eligible Shareholder and the number of Exchangeable LP Units that such Electing Eligible Shareholder is entitled to receive;

    and the names of the holders of such Common Shares shall be removed from the register of holders of Common Shares and added to the register of holders of Exchangeable LP Units and PDLP shall be recorded as the holder of such Common Shares on the register of holders of Common Shares;

    (h)  the PDLP Trust Notes received by each Electing Eligible  Shareholder in
         (g) above will be transferred to the Trust in exchange for that number of Trust Units equal to the principal amount of such PDLP Trust Notes divided by the Residual Value Per Share;

    (i) the Trust will contribute the PDLP Trust Notes received by it in (h) above to PDLP in exchange for that number of PDLP A Units equal to the number of Trust Units issued to the Electing Eligible Shareholders in
         (g) above;

    (j) PDLP will transfer the Common Shares acquired by it in (g) above to AcquisitionCo in exchange for:

    (i) the assumption by AcquisitionCo of PDLP's obligation under the PDLP Weatherford Notes issued in (g)(i) above;

    (ii) the AcquisitionCo Debt; and

    (iii) common shares of AcquisitionCo;

    (k) each Option in respect of a particular Option Agreement, whether vested or unvested, will be exchanged for that number of newly vested options (the "NEW OPTIONS") determined as follows:

    (i) where the New Exercise Price is a positive number, for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit which may be exercised by the Optionholder paying the New Exercise Price for each Trust Unit acquired pursuant to the New Option;

    (ii) where the New Exercise Price is nil, for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit for no consideration which may be exercised by the Optionholder notifying the Trust that the Optionholder wishes to acquire Trust Units pursuant to the New Options;

    (iii) where the New Exercise Price is a negative number (the "EXCESS" expressed as a positive number), for each Option exchanged, the Optionholder will receive one New Option to acquire one Trust Unit for no consideration plus that fraction of a New Option to acquire one Trust Unit for no consideration equal to the Excess divided by the Average Opening Trust Unit Trading Price, provided that if the aggregate number of New Options that would be received by a particular Optionholder for all of the Option Agreements of such Optionholder aggregates to an amount that includes a fraction, the number of New Options will be rounded down to the nearest whole number which may be exercised by the Optionholder notifying the Trust that the Optionholder wishes to acquire Trust Units pursuant to the New Options.

    Each New Option will expire at 4:30 p.m. (Calgary Time) on the 15th day after the Effective Date. If an Optionholder elects to acquire Trust Units pursuant to this subparagraph (k) the Trust will issue Trust Units to the Optionholder;

    (l) AcquisitionCo will acquire from PD Amalco the Weatherford Shares and the aggregate amount of the Special Cash Payment for a non-interest bearing demand promissory note in the principal amount equal to 26 million multiplied by the Canadian Dollar Equivalent of the Weatherford Share Fair Market Value and the aggregate amount of the Special Cash Payment;

    (m) AcquisitionCo will acquire for cancellation the PDLP Weatherford Notes and the AcquisitionCo Weatherford Notes from the holders thereof in exchange for each holder's Pro-rata Portion of Special Cash Payment and their Weatherford Share Equivalent;


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    (n)  the terms of each New Option,  applicable separately to each New Option shall be amended to provide the holder thereof with the right, commencing on the day following the day the Trust Units commence trading on the TSX, until 4:30 p.m. (Calgary time) on the 15th day after the Effective Date (the "CASH SURRENDER TIME") to surrender any portion of New Options for cash in an amount equal to

    [A   -- B] x the number of New  Options  surrendered  (with  respect to each particular New Option)

    where,

    A = the closing price of the Trust Units on the TSX on the last day on which the Trust Units traded prior to the surrender of the New Options for cash;

    B = the New Exercise Price, provided it is a positive amount, or nil if the New Exercise Price is nil or a negative amount, applicable to the particular New Option surrendered;

    and all amounts so determined for all of the New Options surrendered shall be aggregated and paid net of tax required to be withheld pursuant to the Tax Act.

    If the Optionholder exercises the right to surrender New Options for cash, such Optionholder will also have the right to elect to use all or a portion of the aggregate cash to be received from all of their surrendered New Options less any amount required to be withheld pursuant to the Tax Act or other applicable legislation, (the "NET CASH AMOUNT") to acquire that number of whole Trust Units (rounded down, if necessary) equal to the Net Cash Amount applicable to a particular Optionholder divided by A (described in the above formula). If an Optionholder has not exercised the right to surrender New Options for cash prior to the Cash Surrender Time, the right to so surrender New Options for cash will terminate. If an Optionholder elects to acquire Trust Units and pays the price therefor as determined in this subparagraph (n) the Trust will issue Trust Units to the Optionholder; and

    (o) the Trust shall issue the Special Voting Unit,

    provided that if any of the foregoing steps in (a) through (o) fails to occur or complete then all of such steps will be deemed not to have occurred.

3.2 Eligible Securityholders who elect to receive Exchangeable LP Units shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and the analogous provisions of applicable provincial income tax law) with respect to the transfer of their Common Shares to PDLP, as applicable, by providing two signed copies of the necessary election forms to PDLP, within 90 days of the Effective Date, duly completed with the details of the number of shares transferred, number of Exchangeable LP Units received as consideration and the adjusted cost base (or adjusted cost bases) within the meaning of the Tax Act of such shares and the applicable agreed amounts for the purpose of such elections. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms shall be signed by PDLP and filed with Canada Revenue Agency (or the applicable provincial taxing authority) within 120 days of the Effective Date.

                                    ARTICLE 4

               OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 Subject to Section 3.1(a), after the Effective Time, certificates formerly representing Common Shares shall represent only the right to receive upon surrender as contemplated by Section 4.2: (a) the certificates representing Trust Units or Exchangeable LP Units which the former holder of such Common Shares, is, subject to this Article 4, entitled to receive pursuant to
    Article 3; and (b) distributions with respect thereto pursuant to Section 4.3, subject to compliance with the requirements set forth in this Article 4.

4.2 The parties shall, as soon as practicable following the later of the Effective Date and the surrender to the Depository for cancellation of certificates formerly representing any person's Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the Common Shares, formerly represented by such certificates under the ABCA and such additional documents and instruments as the Depository may reasonably require, cause the Depository to deliver to such person certificate(s) representing the number of Trust Units or Exchangeable LP Units, as applicable, Weatherford Share Equivalent and Pro-Rata Portion of the Special Cash Payment which such person has the right to receive


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    (together with any  distributions  with respect thereto  pursuant to Section
    4.3) and the certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Common Shares which is not registered in the transfer records of Precision, certificate(s) representing the appropriate number of the Trust Units or Exchangeable LP Units, as
    applicable,   may  be  issued  to  the  transferee  if  the   certificate(s)
    representing such Common Shares is presented to the Depository, accompanied by all documents required to evidence and effect such transfer to the transferee.

4.3 All distributions made with respect to any Trust Units or Exchangeable LP Units with a record date after the Effective Time but for which a certificate has not been issued shall be paid or delivered to the Depository to be held by the Depository in trust for the registered holder of such Trust Units or Exchangeable LP Units. All monies received by the Depository shall be invested by it in interest bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Trust Units or Exchangeable LP Units issued to such holder in accordance with Section 4.2.

4.4 No fractional Trust Units or Exchangeable LP Units shall be issued pursuant to the Arrangement. In the event that any exchange ratio referred to herein would in any case result in a former holder of Common Shares being entitled to a fractional Trust Unit or Exchangeable LP Unit, such Trust Units or Exchangeable LP Units shall be rounded to the nearest whole number, provided that each beneficial former holder of Common Shares, shall be entitled to the benefit of only one adjustment in respect of each of such holder's Trust Units or Exchangeable LP Units.

4.5 Any certificate formerly representing Common Shares that is not deposited with all other documents as provided in Section 4.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Common Shares, to receive Trust Units or Exchangeable LP Units and any distributions with respect thereto pursuant to
    Section 4.3 shall be deemed to be surrendered to the Trust, together with all dividends or distributions thereon held for such holder.

4.6 The Trust and the Depository shall be entitled to deduct and withhold from any consideration or distribution otherwise payable to any former holder of Common Shares or any holder of Trust Units or Exchangeable LP Units, such amounts as the Trust and the Depository is required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Trust and the Depository are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust and the Depository, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust and the Depository shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 5

                           DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Common Shares and Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Common Shares or Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Shareholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to AcquisitionCo for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares will be issued Trust Units equal in value to the fair value of the holder's Common Shares, notwithstanding the provisions of section 191 of the ABCA. If a Dissenting Optionholder is ultimately not entitled to be paid the fair value of their Options the Options held by such Dissenting Optionholder will terminate in accordance with the provisions of the Plan, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Common Shares and Options at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall the Trust, Precision, AcquisitionCo, AmalgamationCo or PDLP be required to recognize such Dissenting Securityholder as shareholders


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

    or optionholders of Precision, AcquisitionCo or AmalgamationCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

                                    ARTICLE 6

                                   AMENDMENTS

6.1 Precision reserves the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

    (a) agreed to by each of the Trust, the General Partner, AcquisitionCo and PDLP;

    (b) filed with the Court and, if made following the Meeting, approved by the Court; and

    (c) communicated to Securityholders in the manner required by the Court (if so required).

6.2 Any amendment, modification or supplement to this Plan may be proposed by Precision at any time prior to or at the Meeting provided that the Trust, the General Partner, AcquisitionCo and PDLP, shall have consented thereto with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan for all purposes.

6.3 Any amendment, modification or supplement to this Plan which is approved by the Court following the Meeting shall be effective only:

    (a)  if it is consented to by Precision;

    (b) if it is consented to by the General Partner, AcquisitionCo, PDLP and the Trust; and

    (c) if required by the Court or applicable law, it is consented to by the Securityholders.





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                                   APPENDIX D

                         EXCHANGEABLE LP UNIT PROVISIONS






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

                       EXCHANGEABLE SECURITIES PROVISIONS

        THE FOLLOWING ARE THE EXCHANGEABLE SECURITIES PROVISIONS RELATING TO THE EXCHANGEABLE LP UNITS OF PRECISION DRILLING LIMITED PARTNERSHIP.

                PROVISIONS ATTACHING TO THE EXCHANGEABLE LP UNITS

    The Exchangeable LP Units shall have the following rights, privileges, restrictions and conditions:

                                    ARTICLE 1

                                 INTERPRETATION

1.1 For the purposes of these provisions:

    (a) "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9 as amended, including the regulations from time to time promulgated thereunder;

    (b)  "ACQUISITIONCO"   means  an  unlimited  liability   corporation  to  be
         incorporated pursuant to the ABCA as a wholly-owned subsidiary of the Trust;

    (c) "AFFILIATE" or "ASSOCIATE" when used to indicate a relationship with a person, has the same meaning as set forth in National Instrument 45-106 PROSPECTUS AND REGISTRATION EXEMPTIONS;

    (d) "APPLICABLE LAW" means any applicable law, including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

    (e) "ARRANGEMENT" means the proposed arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan;

    (f) "ARRANGEMENT AGREEMENT" means the arrangement agreement to be dated as of September 29, 2005 among Precision, the Trust, the General Partner, the Partnership and AcquisitionCo, as it may from time to time be amended, supplemented or restated;

    (g)  "AUTOMATIC  REDEMPTION"  has the  meaning  ascribed  thereto in Section
         8.1(b);

    (h)  "AUTOMATIC  REDEMPTION  PRICE"  has the  meaning  ascribed  thereto  in
         Section 8.1(b);

    (i)  "BOARD  OF  DIRECTORS"  means  the board of  directors  of the  General
         Partner;

    (j) "BUSINESS DAY" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

    (k) "CANADIAN DOLLAR EQUIVALENT" means the Canadian dollar denominated amount of a United States dollar amount using the noon buying rate of United States dollars for Canadian dollars provided by the Bank of Canada on the Effective Date;

    (l) "CHANGE OF LAW" means any amendment to the Tax Act and other applicable provincial income tax laws that currently permits holders of Exchangeable LP Units who hold the Exchangeable LP Units as capital property and deal at arm's length with the Trust (all for the purposes of the Tax Act and other applicable provincial income tax laws), to exchange their Exchangeable LP Units for Trust Units on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

    (m) "CHANGE OF RESIDENCE DATE" has the meaning ascribed thereto in Section 8.1(a);


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

    (n) "CLASS A UNITS" means the Class A limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement;

    (o) "CLOSING" means the completion of the transactions contemplated by the Arrangement Agreement;

    (p) "CURRENT MARKET PRICE" means, in respect of a Trust Unit on any date, the per Trust Unit average of the closing sale price of a board lot of Trust Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for that trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on that trading day), during a period of 20 consecutive trading days ending not more than three trading days before that date on the TSX, or, if Trust Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Trust Units are listed or quoted, as the case may be, as may be selected by the Trustees, acting reasonably, for that purpose; provided, however, that if Trust Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Trust Unit shall be determined by the Trustees, acting reasonably, in good faith and in their sole discretion, and provided further that any such selection or determination by the Trustees shall be conclusive and binding;

    (q) "DECLARATION OF TRUST" means the declaration of trust of the Trust dated as of September 22, 2005, between the settlor of the Trust and the Trustees, as it may from time to time be amended, supplemented or restated;

    (r) "DISTRIBUTION PAYMENT DATE" has the meaning ascribed thereto in the Declaration of Trust;

    (s) "EFFECTIVE DATE" means the date the Arrangement is effective under the ABCA;

    (t) "EFFECTIVE TIME" means 12:01 a.m. (Calgary time) on the Effective Date regardless of the time of the Closing on that date;

    (u) "EXCHANGEABLE LP UNITS" means the Class B limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement and these provisions;

    (v) "EXCHANGEABLE LP UNIT CONSIDERATION" applicable on any date means, with respect to each Exchangeable LP Unit, for any acquisition, redemption, or distribution of assets of the Partnership, as the case may be, or purchase thereof pursuant to these provisions, the Support Agreement or the Voting and Exchange Trust Agreement:

    (i)  one Trust Unit; plus

    (ii) a cheque or cheques payable at par at any branch of the payor's bankers in an amount equal to all cash distributions declared and in respect of which a corresponding cash loan was not made on such Exchangeable LP Unit; plus

    (iii) all Trust Units (or fraction thereof) constituting distributions declared in respect of which a corresponding Subdivision of the Exchangeable LP Unit was required to be made but was not made; plus

    (iv) such other property constituting distributions declared in respect of which a corresponding non-cash loan was not made in respect of the Exchangeable LP Unit;

    provided that: (a) the part of the  consideration  which  represents (i) and
        (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Trust Units, such Trust Units to be duly issued as fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made less any tax required to be deducted and withheld therefrom and without interest;

    (w) "EXCHANGEABLE LP UNIT PRICE" applicable on any date means, for each Exchangeable LP Unit, an amount equal to the aggregate of:

    (i)  the Current Market Price on such date of one Trust Unit; plus

    (ii) an amount equal to all cash distributions declared in respect of which a corresponding cash loan was not made in respect of the Exchangeable LP Unit; plus


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

    (iii) the Current Market Price on such date of all Trust Units (or fraction thereof) constituting distributions declared in respect of which a corresponding Subdivision of the Exchangeable LP Unit was required to be made but was not made; plus

    (iv) the full value of such other property constituting distributions declared and in respect of which a corresponding non-cash loan was not made in respect of the Exchangeable LP Unit,

    and such Exchangeable LP Unit Price shall be satisfied by the delivery of the Exchangeable LP Unit Consideration;

    (x) "EXCHANGEABLE LP UNIT VOTING EVENT" means any matter in respect of which holders of Exchangeable LP Units are entitled to vote as unitholders of the Partnership, other than an Exempt Exchangeable LP Unit Voting Event, and, for greater certainty, excludes any matter in respect of which holders of Exchangeable LP Units are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as Beneficiaries under, and as that term is defined in, the Voting and Exchange Trust Agreement;

    (y) "EXEMPT EXCHANGEABLE LP UNIT VOTING EVENT" means any matter in respect of which holders of Exchangeable LP Units are entitled to vote as unitholders of the Partnership, in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of the Exchangeable LP Units where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable LP Units and the Trust Units;

    (z) "GENERAL PARTNER" means 1194312 Alberta Ltd., a corporation incorporated pursuant to the ABCA, and each other person who becomes an additional or substituted General Partner pursuant to the terms and conditions of the Limited Partnership Agreement;

    (aa) "GOVERNMENTAL AUTHORITY" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

    (bb) "HOLDER" means, when used with reference to the Exchangeable LP Units, a holder of Exchangeable LP Units shown from time to time in the register maintained by or on behalf of the Partnership in respect of the Exchangeable LP Units;

    (cc) "INSOLVENCY EVENT" means, in respect of PDLP, as applicable: (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it; or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof or its consent to the appointment of a receiver; or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due; or (iv) it not being permitted, pursuant to solvency requirements of applicable laws, to redeem any retracted Exchangeable LP Units pursuant to the Exchangeable LP Unit Provisions;

    (dd) "LIMITED PARTNERS" means the persons who from time to time hold Class A Units or Exchangeable LP Units;

    (ee) "LIMITED PARTNERSHIP AGREEMENT" means the Precision Drilling Limited Partnership agreement dated as of September 28, 2005, among the General Partner, the Trust and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, to which these provisions are attached as a Schedule, as from time to time amended, supplemented or restated;

    (ff)"LIQUIDATION AMOUNT" has the meaning ascribed thereto in Section 5.1;

    (gg) "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in Section 10.1;

    (hh) "LIQUIDATION DATE" has the meaning ascribed thereto in Section 5.1;

    (ii) "NON-RESIDENT" means: (i) a person (within the meaning of the Tax Act but, for greater certainty. not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii a partnership that is not a "Canadian partnership" as defined in the Tax Act;


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    (jj) "PARTNERS"  means,  collectively,  the Limited Partners and the General
         Partner, and "Partner" means any one of the Partners;

    (kk) "PARTNERSHIP" means the limited partnership formed pursuant to the Limited Partnership Agreement;

    (ll) "PERSON" includes any individual, body corporate, partnership, trust, association, joint venture, other organization or entity (whether or not a legal entity) or governmental authority;

    (mm) "PLAN" means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated;

    (nn) "PRECISION"  means  Precision  Drilling   Corporation,   a  corporation
         amalgamated under the ABCA, its successor by amalgamation pursuant to the Plan and its successor's successors;

    (oo) "REDEMPTION DATE" means the date, if any, established by the Board of Directors for the redemption by the Partnership of all but not less than all of the outstanding Exchangeable LP Units (other than Exchangeable LP Units held by the Trust or its affiliates) pursuant to
         Article 7, which date shall be no earlier than the 30th anniversary of the Effective Date, unless:

    (i) a Trust Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable LP Units in connection with such a Trust Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable LP Units, is necessary to enable the completion of such Trust Control Transaction in accordance with its terms, the Redemption Date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Exchangeable LP Units and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

    (ii) a Change of Law occurs, in which case the Redemption Date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Exchangeable LP Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

    (iii) an Exchangeable LP Unit Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable LP Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable LP Units to consider the Exchangeable LP Unit Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable LP Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

    (iv) an Exempt Exchangeable LP Unit Voting Event is proposed and the holders of the Exchangeable LP Units fail to take the necessary action at a meeting or other vote of holders of Exchangeable LP Units, to approve or disapprove, as applicable, the Exempt Exchangeable LP Unit Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable LP Units fail to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i) or (ii) above to any of such holders of Exchangeable LP Units shall not affect the validity of any such redemption;

    (pp) "REDEMPTION PRICE" has the meaning ascribed thereto in Section 7.1;

    (qq) "RETRACTED   UNITS"  has  the  meaning   ascribed  thereto  in  Section
         6.l(a)(i);

    (rr) "RETRACTION DATE" has the meaning ascribed thereto in Section 6. l(a)(ii);

    (ss) "RETRACTION PRICE" has the meaning ascribed thereto in Section 6.1;

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    (tt)  "RETRACTION  REQUEST"  has the  meaning  ascribed  thereto  in Section
          6.1(a);

    (uu) "SPECIAL VOTING UNIT" means the special voting unit of the Trust to be issued by the Trust and deposited with the Voting and Exchange Trustee to which will be attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Trust
          Unit) equal to the number of outstanding Exchangeable LP Units held by registered holders, other than the Trust and its affiliates;

    (vv)  "SUBDIVISION" has the meaning ascribed thereto in Section 3.2;

    (ww) "SUPPORT AGREEMENT" means the support agreement to be entered into on the Effective Date among the Trust, Precision, the Partnership, the General Partner, as it may from time to time be amended, supplemented or restated;

    (xx)  "TAX ACT" means the INCOME TAX ACT (Canada),  R.S.C.  1985, c. 1. (5th
          Supp), as from time to time amended, including the INCOME TAX REGULATIONS from time to time promulgated thereunder;

    (yy) "TRANSFER AGENT" means Computershare Trust Company of Canada or such other person as may from time to time be appointed by the Partnership as the registrar and transfer agent for the Exchangeable LP Units;

    (zz) "TRUST" means Precision Drilling Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust, and, where the context requires, includes its subsidiaries, including PDLP and Precision and where used in conjunction with operations means an operating affiliate of the Trust;

    (aaa) "TRUST CONTROL TRANSACTION" means:

    (i) any merger or similar transaction involving the Trust as a result of which all of the outstanding Trust Units are to be sold to or exchanged for securities and/or cash of another entity;

    (ii) any offer to acquire securities of the Trust to which are attached 50% or more of the voting rights attached to all outstanding securities of the Trust;

    (iii) any sale of all or substantially all of the assets and investments of the Trust or of all or substantially all of the business and undertaking of any of the Trust, the Partnership or Precision; or

    (iv)  any publicly announced proposal to do any of the foregoing;

    (bbb) "TRUST UNIT" means a unit, other than a Special Voting Unit, of the Trust, each such unit representing an equal undivided beneficial interest therein;

    (ccc) "TRUSTEES" means the trustees of the Trust from time to time and "TRUSTEE" means any one of them;

    (ddd) "TSX" means the Toronto Stock Exchange;

    (eee) "VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement to be entered into on the Effective Date among the Trust, the Partnership, Precision and the Voting and Exchange Trustee, as it may from time to time be amended, supplemented or restated; and

    (fff) "VOTING AND EXCHANGE TRUSTEE" means Computershare Trust Company of Canada, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.



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                                    ARTICLE 2

                        RANKING OF EXCHANGEABLE LP UNITS

2.1 Subject to Article 5, on a distribution of assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs:

    (a) the holders of Class A Units shall be distributed an amount equal to the aggregate of all liabilities of the Trust; and

    (b)   the balance of the assets of the Partnership shall be distributed:

    (i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of Exchangeable LP Units and the number of Trust Units, in each case as outstanding on the date of such distribution, in respect of each Exchangeable LP Unit outstanding; and

    (ii) as to the remaining portion of such assets, to the holders of Class A Units rateably in accordance with the number of Class A Units held thereby.

                                    ARTICLE 3

                             LOANS AND DISTRIBUTIONS

3.1 A holder of a Exchangeable LP Unit shall be entitled to receive, and the Partnership shall, subject to applicable law, on each Distribution Payment Date, make a loan in respect of each Exchangeable LP Unit:

    (a) in the case of a cash distribution declared on the Trust Units, in an amount in cash for each Exchangeable LP Unit equal to the cash distribution (or Canadian Dollar Equivalent thereof in the case of a cash distribution declared in other than Canadian dollars) declared on each Trust Unit; or

    (b) in the case of a distribution declared on the Trust Units in securities or property other than cash or Trust Units, a loan in the amount equal to the value of such type and amount of securities or property for each Exchangeable LP Unit as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6) the type and amount of property declared as a distribution on each Trust Unit.

3.2 In the case of a distribution declared on the Trust Units to be paid in Trust Units, the Board of Directors shall subdivide, redivide or change (the "SUBDIVISION") each issued and unissued Exchangeable LP Unit on the basis that each Exchangeable LP Unit before the subdivision becomes a number of Exchangeable LP Units equal to the sum of (i) one Trust Unit and (ii) the number of Trust Units to be paid as a unit distribution on each Trust Unit. In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Exchangeable LP Units and the general taxation consequences of the Subdivision to the holders of the Exchangeable LP Units. In such instance, and notwithstanding any other provision hereof, such Subdivision shall become effective on the effective date specified in
    Section 3.4 without any further act or formality on the part of the Board of Directors, the Partnership or of the holders of Exchangeable LP Units. For greater certainty, subject to applicable law, no approval of the holders to an amendment to the Limited Partnership Agreement shall be required to give effect to such Subdivision. Notwithstanding the foregoing, no such Subdivision shall be made if the distribution of Trust Units by the Trust is immediately followed by an automatic consolidation of the outstanding Trust Units in accordance with Section 3.6 of the Declaration of Trust and such consolidation is effective.

3.3 Cheques of the Partnership payable at par at any branch of the bankers of the Partnership shall be issued in respect of any cash loans contemplated by
    Section 3.1(a) and the sending of such a cheque to each holder of a Exchangeable LP Unit shall satisfy the Partnership's obligation to make the cash loan represented thereby unless the cheque is not paid on presentation. Subject to applicable law, certificates registered in the name of the registered holder of Exchangeable LP Units shall be issued or transferred in respect of any Subdivision contemplated by Section 3.2 and the sending of such certificates to each holder of an Exchangeable LP Unit shall satisfy the unit distribution represented thereby. Such other type and amount of property in respect of the Partnership's obligation to make the loans contemplated by Section 3.1(b) shall be issued, distributed or transferred by the Partnership in such manner as it shall determine and the issuance, distribution or transfer thereof by the Partnership to each holder of a Exchangeable LP Unit shall satisfy the Partnership's obligation to make the loan represented thereby. No holder of a Exchangeable LP Unit shall be entitled to recover by action or other legal process against the Partnership any loan advance that is represented by a cheque that has not been duly presented to the Partnership's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan advance was first payable.


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3.4 The record  date for the  determination  of the holders of  Exchangeable  LP
    Units entitled to receive and the date for making any loan in respect of the Exchangeable LP Units under Section 3.1 shall be the same dates as the
    record  date  and  payment  date,   respectively,   for  the   corresponding
    distribution   declared  on  the  Trust  Units.  The  record  date  for  the determination of the holders of Exchangeable LP Units entitled to receive additional Exchangeable LP Units in connection with any Subdivision of the Exchangeable LP Units under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on the Trust Units.

3.5 If on any date any loan on the Exchangeable LP Units under Section 3.1 is required to be made, the loan is not made in full in respect of all of the Exchangeable LP Units then outstanding, any such loan that remains unadvanced shall be made on the earliest subsequent date or dates determined by the Board of Directors on which the Partnership shall have sufficient moneys, assets or property properly applicable to the making of such loan.

3.6 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of Sections 3.1 and 3.2 and Article 12, and each such determination shall be conclusive and binding on the Partnership and all Partners. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

    (a) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the Trust Units and the term of any such instrument;

    (b) in the case of the distribution of any other form of property (including any securities of the Trust of any class other than Trust Units, any rights, options or warrants other than those referred to in
          Section 3.6(a) above, any evidences of indebtedness of the Trust or any assets of the Trust) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Trust Unit and the Current Market Price;

    (c) in the case of any subdivision, redivision or change of the then outstanding Trust Units into a greater number of Trust Units or the reduction, combination, consolidation or change of the then outstanding Trust Units into a lesser number of Trust Units or any merger, reorganization or other transaction affecting Trust Units, the effect thereof upon the then outstanding Trust Units; and

    (d) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable LP Units to the extent that such consequences may differ from the taxation consequences to holders of Trust Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable LP Units).

3.7 Notwithstanding anything set forth in Sections 3.1 to 3.6, inclusive, any amount or property loaned in respect of Exchangeable LP Units pursuant to
    Section 3.1:

    (a) shall not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable LP Units or a distribution of Partnership capital; and

    (b) shall constitute a loan of the amount thereof or, in the case of property, a loan equal in the amount to the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of the Exchangeable LP Units receiving the same, which loan shall be repayable, without interest, by such holder to the Partnership on the earlier of:

    (i)   January 1 of the calendar year next following the making thereof;

    (ii)  the 5th Business Day preceding any Insolvency Event;

    (iii) the Business Day prior to the redemption pursuant to Article 6, 7 or 8 of the Exchangeable LP Unit in respect of which the loan was made;

    (iv) the Business Day prior to the purchase pursuant to Article 10 of the Exchangeable LP Unit in respect of which the loan was made; and


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    (v) the Business Day prior to any other transfer of the Exchangeable LP Unit in respect of which the loan was made.

3.8 The Partnership shall make (and be deemed to make) a distribution in respect of each Exchangeable LP Unit equal to the amount of the loans outstanding in respect thereof as provided in Section 3.7 on the date such loans are repayable to the Partnership pursuant to Section 3.7.

3.9 The Partnership shall set off and apply the amount of any distribution made (or deemed to have been made) pursuant to Section 3.8 against the obligations of any holder of Exchangeable LP Units under any loan outstanding in respect thereof as provided in Section 3.7. Each holder of Exchangeable LP Units shall have the right to set off and apply any amount owed by such holder of Exchangeable LP Units under any loan outstanding in respect thereof as provided in Section 3.7 against the amount of any distribution made pursuant to Section 3.8.

3.10 Except as provided in Article 2, this Article 3 and Article 5, the holders of Exchangeable LP Units shall not be entitled to receive distributions in respect thereof.

                                    ARTICLE 4
                              CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable LP Units are outstanding, the Partnership shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable LP Units given as specified in Section 11.1:

    (a) pay any distributions on the Class A Units other than distributions payable in Class A Units:

    (b) redeem or purchase or make any capital distribution in respect of Class A Units; or

    (c) issue any Exchangeable LP Units or any other units of the Partnership ranking superior to the Exchangeable LP Units other than by way of distributions to the holders of Exchangeable LP Units;

    provided that such restrictions shall not apply if (i) all loans on the outstanding Exchangeable LP Units corresponding to distributions declared and paid to date on the Trust Units shall have been made in respect of the Exchangeable LP Units; or (ii) the amount or property to be loaned has been set aside for loan in respect of the Exchangeable LP Units on a forthcoming Distribution Payment Date corresponding with the payment of a distribution on the Trust Units reflected by such loan.

                                    ARTICLE 5
                           DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among its Partners for the purpose of winding up its affairs, a holder of Exchangeable LP Units shall be entitled, subject to applicable law and to the exercise by the Trust of the Liquidation Call Right, to receive from the assets of the Partnership in respect of each Exchangeable LP Unit held by such holder on the effective date (the
    "LIQUIDATION DATE") of such liquidation, dissolution, winding-up or distribution of assets an amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Liquidation Date (the "LIQUIDATION AMOUNT") payable as provided in Section 5.2.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by the Trust of the Liquidation Call Right, the Partnership shall cause to be delivered to the holders of the Exchangeable LP Units the Liquidation Amount for each such Exchangeable LP Unit upon presentation and surrender of the certificates representing such Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of the Exchangeable LP Units. Payment of the total Liquidation Amount for such Exchangeable LP Units shall be made by delivery to each holder, at the address of the holder recorded in the register of the Partnership for the Exchangeable LP Units or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable LP Units, on behalf of the Partnership of the Exchangeable LP Unit Consideration representing the total Liquidation Amount (less any amount withheld pursuant to Article 14).


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

5.3 On and after the Liquidation Date, the holders of the Exchangeable LP Units shall cease to be holders of such Exchangeable LP Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount (less any amount withheld pursuant to Article 14), unless upon presentation and surrender of certificates in accordance with the foregoing provisions payment of the total Liquidation Amount (less any amount withheld pursuant to Article 14) for such Exchangeable LP Units shall not be made, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount (less any amount withheld pursuant to Article 14) to which such holders are entitled shall have been paid to such holders in the manner hereinbefore provided.

5.4 The Partnership shall have the right at any time on or before the Liquidation Date to deposit or cause to be deposited the Exchangeable LP Unit Consideration representing the Liquidation Amount (less any amount withheld pursuant to Article 14) in respect of the Exchangeable LP Units represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable LP Units, after such deposit, shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable LP Units so deposited (less any amount withheld pursuant to Article 14. against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable LP Unit Consideration, the holders of the Exchangeable LP Units shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.5 After the Partnership has satisfied its obligations to pay the holders of the Exchangeable LP Units the Liquidation Amount per Exchangeable LP Unit pursuant to Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of the Partnership.

                                    ARTICLE 6
                  RETRACTION OF EXCHANGEABLE LP UNITS BY HOLDER

6.1 A holder of Exchangeable LP Units shall be entitled at any time after 180 days from the Effective Date, upon compliance with the provisions of this
    Article 6, to require the Partnership to redeem any or all of the Exchangeable LP Units registered in the name of such holder for an amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Retraction Date (the "RETRACTION PRICE"), which shall be satisfied in full by the Partnership causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Retraction Price. To effect such redemption, the holder shall present and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Exchangeable LP Units, the certificate or certificates representing the Exchangeable LP Units which the holder desires to have the Partnership redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and together with:

    (a) a duly executed statement (the "RETRACTION REQUEST") in the form of Schedule A hereto or in such other form as may be acceptable to the General Partner:

    (i) specifying that the holder desires to have all or any number specified therein of the Exchangeable LP Units represented by such certificate or certificates (the "RETRACTED Units") redeemed by the Partnership; and

    (ii) stating the Business Day on which the holder desires to have the Partnership redeem the Retracted Units (the "RETRACTION DATE"), provided that the Retraction Date shall be not less than three (3) Business Days nor more than five (5) Business Days after the date on which the Retraction Request is received by the General Partner and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which the Retraction Request is received by the General Partner; and

    (b) payment (or evidence satisfactory to the General Partner of payment) of the taxes (if any) payable as contemplated by Section 14.4.


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

6.2 Upon receipt by the General Partner or the Transfer Agent in the manner specified in Section 6.1 of a certificate or certificates representing the number of Retracted Units, together with a Retraction Request and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the Partnership shall redeem the Retracted Units effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such Exchangeable LP Units in accordance with Section 6.3. If only a part of the Exchangeable LP Units represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable LP Units shall be issued to the holder at the expense of the Partnership.

6.3 The Partnership shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of the Partnership for the Exchangeable LP Units or at the address specified in the holder's Retraction Request or, if specified in such Retraction Request, by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may he specified by the Partnership by notice to such holder of Exchangeable LP Units, the Exchangeable LP Unit Consideration representing the total Retraction Price (less any amount withheld pursuant to Article 14) and such delivery to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price to the extent that the same is represented by such Exchangeable LP Unit Consideration.

6.4 On and after the close of business on the Retraction Date, the holder of the Retracted Units shall cease to be a holder of such Retracted Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Retraction Price (less any amount withheld pursuant to Article 14) unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price (less any amount withheld pursuant to Article 14) shall not be made as provided in Section 6.3, in which case the rights of such holder shall remain unaffected until the total Retraction Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price (less any amount withheld pursuant to Article 14) has been made in accordance with the foregoing provisions, the holder of the Retracted Units so redeemed by the Partnership shall thereafter be considered and deemed for all purposes to be the holder of the Trust Units delivered to it.

6.5 Notwithstanding any other provision of this Article 6, the Partnership shall not be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent that such redemption of Retracted Units would be contrary to provisions of applicable law. If the Partnership believes, acting reasonably, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Units tendered for redemption on such date, the Partnership shall only be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Exchangeable LP Units) as would not be contrary to such provisions and shall notify the holder at least one Business Day prior to the Retraction Date as to the number of Retracted Units which will not be redeemed by the Partnership. In any case in which the redemption by the Partnership of Retracted Units would be contrary to applicable law, the Partnership shall redeem the maximum number of Exchangeable LP Units which the Board of Directors determines the Partnership is permitted to redeem as of the Retraction Date on a pro rata basis and shall issue to each holder of Retracted Units a new certificate, at the expense of the Partnership, representing the Retracted Units not redeemed by the Partnership pursuant to
    Section 6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the holder of any such Retracted Units not redeemed by the Partnership pursuant to Section 6.2 as a result of applicable law shall be deemed by giving the Retraction Request to have instructed the Voting and Exchange Trustee to require the Trust to purchase such Retracted Units from such holder on the Retraction Date or as soon as practicable thereafter on payment by the Trust to such holder of the Retraction Price for each such Retracted Unit, all as more specifically provided in Section 5.7 of the Voting and Exchange Trust Agreement.

6.6 A holder of Retracted Units may, by notice in writing given by the holder to the Partnership before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void.

                                    ARTICLE 7

             REDEMPTION OF EXCHANGEABLE LP UNITS BY THE PARTNERSHIP

7.1 Subject to applicable law, the Partnership shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable LP Units for an amount per Exchangeable LP Unit equal to the Exchangeable LP Unit Price applicable on the last Business Day prior to the Redemption Date (the "REDEMPTION PRICE"), which shall be satisfied in full by the Partnership causing to be delivered to such holder the Exchangeable LP Unit Consideration representing the Redemption Price.


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

7.2 In any case of a redemption of Exchangeable LP Units under this Article 7, the Partnership shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Exchangeable LP Unit Voting Event or an Exempt Exchangeable LP Unit Voting Event), send or cause to be sent to each holder of Exchangeable LP Units a notice in writing of the redemption by the Partnership of the Exchangeable LP Units held by such holder. In the case of a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Exchangeable LP Unit Voting Event or an Exempt Exchangeable LP Unit Voting Event, the written notice of redemption by the Partnership will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price and the Redemption Date. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Redemption Date, the Partnership shall cause to be delivered to the holders of the Exchangeable LP Units to be redeemed the Redemption Price (less any amount withheld pursuant to Article 14) for each such Exchangeable LP Unit upon presentation and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership in the notice described in Section 7.2 of the certificates representing such Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require. Payment of the total Redemption Price for such Exchangeable LP Units shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Partnership or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by the Partnership in such notice, on behalf of the Partnership of the Exchangeable LP Unit Consideration representing the total Redemption Price (less any amount withheld pursuant to Article 14) for the holder's Exchangeable LP Units.

7.4 On and after the Redemption Date, the holders of the Exchangeable LP Units called for redemption shall cease to be holders of such Exchangeable LP Units and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price (less any amount withheld pursuant to Article
    14), unless payment of the total Redemption Price for such Exchangeable LP Units shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided.

7.5 The Partnership shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable LP Units as aforesaid to deposit or cause to be deposited the Exchangeable LP Unit Consideration with respect to the Exchangeable LP Units so called for redemption, or of such of the said Exchangeable LP Units represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Exchangeable LP Units in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable LP Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable LP Unit Consideration, the holders of the Exchangeable LP Units shall thereafter be considered and deemed for all purposes to be holders of Trust Units delivered to them or the custodian on their behalf

                                    ARTICLE 8

                              AUTOMATIC REDEMPTION

8.1 (a) Each holder of Exchangeable LP Units shall notify the Partnership of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated effective date of such change (the "CHANGE OF RESIDENCE DATE").

    (b) On and as of the fifth Business Day prior to the Change of Residence Date, all but not less than all of such holder's Exchangeable LP Units shall be and be deemed to be transferred to the Partnership for the Exchangeable LP Unit Price applicable on the last Business Day prior to the Change of Residence Date (the "AUTOMATIC REDEMPTION PRICE") in accordance with Section 8.1(c) (the "AUTOMATIC REDEMPTION").


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    (c) For the purposes of completing the purchase of the Exchangeable LP Units pursuant to the Automatic Redemption, the Partnership shall deposit or cause to be deposited with the Transfer Agent, as soon as practicable
        after  the  Change  of  Residence   Date,  the   Exchangeable   LP  Unit
        Consideration representing the total Automatic Redemption Price. From and after the fifth Business Day prior to the Change of Residence Date, the holder of the Exchangeable LP Units referred to in Section 8.1(a) shall cease and be deemed to cease to be a holder of the Exchangeable LP Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the total Automatic Redemption Price payable by the Partnership to such holder (less any
        amount  withheld  pursuant  to  Article  14),  without  interest,   upon
        presentation and surrender by the holder of certificates representing the Exchangeable LP Units held by such holder and the holder shall on and after the Change of Residence Date be considered and deemed for all purposes to be the holder of the Trust Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Partnership shall deliver to such holder, the Exchangeable LP Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled.

                                    ARTICLE 9

                            PURCHASE FOR CANCELLATION

9.1 Subject to applicable law and the Limited Partnership Agreement and notwithstanding Section 9.2, the Partnership may at any time and from time to time purchase for cancellation all or any part of the Exchangeable LP Units by private agreement with any holder of Exchangeable LP Units.

9.2 Subject to applicable law and the Limited Partnership Agreement, the Partnership may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable LP Units by invitation to tender made to all the holders of record of Exchangeable LP Units then outstanding at any price per Exchangeable LP Unit. If in response to an invitation for tenders under the provisions of this Section 9.2, more Exchangeable LP Units are tendered at a price or prices acceptable to the Partnership than the Partnership is prepared to purchase, the Exchangeable LP Units to be purchased by the Partnership shall be purchased as nearly as may be pro rata according to the number of Exchangeable LP Units tendered by each holder who submits a tender to the Partnership, provided that when Exchangeable LP Units are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the Exchangeable LP Units tendered at the price at which more Exchangeable LP Units were tendered than the Partnership is prepared to purchase after the Partnership has purchased all the Exchangeable LP Units tendered at lower prices. If only part of the Exchangeable LP Units represented by any certificate shall be purchased, a new certificate for the balance of such Exchangeable LP Units shall be issued at the expense of the Partnership.

                                   ARTICLE 10

                 CERTAIN RIGHTS TO ACQUIRE EXCHANGEABLE LP UNITS

10.1 (a) The Trust shall have the overriding right (the "LIQUIDATION CALL RIGHT"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs to purchase from all but not less than all of the holders (other than the Trust and its affiliates) of Exchangeable LP Units on the Liquidation Date all but not less than all of the Exchangeable LP Units held by each such holder upon payment by the Trust to each such holder of the Liquidation Amount for each of such holder's Exchangeable LP Units in accordance with Section 10.1(c). In the event of the exercise of the Liquidation Call Right by the Trust, each holder shall be obligated to sell all the Exchangeable LP Units held by such holder of the Liquidation Amount for each such Exchangeable LP Unit, whereupon the Partnership shall have no obligation to pay any Liquidation Amount to the holders of such Exchangeable LP Units so purchased by the Trust.

    (b) To exercise the Liquidation Call Right, the Trust must notify the Partnership and the Transfer Agent of the Trust's intention to exercise such right at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Partnership or any other voluntary distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affair, and at least five
        (5) Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Partnership or any other involuntary distribution of the assets of the Partnership


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

        among its Partners for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Exchangeable LP Units as to whether the Trust has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by the Trust. If the Trust will purchase and the holders of Exchangeable LP Units will sell all of the Exchangeable LP Units then outstanding for a price per Unit equal to the Liquidation Amount.

    (c) For the purposes of completing the purchase of the Exchangeable LP Units pursuant to the Liquidation Call Right, the Trust shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable LP Unit Consideration representing the total Liquidation Amount. Provided that such Exchangeable LP Unit Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Exchangeable LP Units shall cease to be holders of the Exchangeable LP Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount payable by the Trust (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable LP Units held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Trust Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable LP Units, together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Trust shall deliver to such holder, the Exchangeable LP Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled. If the Trust does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable LP Units will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Partnership in connection with the liquidation, dissolution or winding-up of the Partnership pursuant to Section 5.2.

                                   ARTICLE 11

                             AMENDMENT AND APPROVAL

11.1 Any approval given by the holders of the Exchangeable LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable LP Units or any other matter requiring the approval or consent of the holders of Exchangeable LP Units shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of Exchangeable LP Units entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of Exchangeable LP Units (other than the Trust and its affiliates) represented in person or by proxy at a meeting of holders of Exchangeable LP Units duly called for such purpose and held upon at least 21 days' notice at which the holders of at least 25% of the outstanding Exchangeable LP Units (other than Exchangeable LP Units held by the Trust and its affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Exchangeable LP Units at that time are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the holders of Exchangeable LP Units (other than the Trust and its affiliates) present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders (other than the Trust and its affiliates) represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Exchangeable LP Units. For purposes of this section, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. On every vote taken at every such meeting or adjourned meeting each holder of Exchangeable LP Units shall be entitled to one vote in respect of each Exchangeable LP Unit held by such holder.

                                   ARTICLE 12

               RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

12.1 Each holder of a Exchangeable LP Unit acknowledges that the Support Agreement provides, in part, that the Trust will not, without the prior approval of the Partnership and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 10.1:


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

    (a)  issue or  distribute  Trust Units (or  securities  exchangeable  for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of a distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units (i) who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or (ii) pursuant to any distribution reinvestment plan;

    (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

    (c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

    (i) securities of the Trust of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units);

    (ii) rights, options or warrants other than those referred to in Section 12.1(b);

    (iii) evidences of indebtedness of the Trust; or

    (iv) assets of the Trust,

    unless the economic  equivalent on a per  Exchangeable LP Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Exchangeable LP Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by the Trust of Trust Units in accordance with the Declaration of Trust.

12.2 Each holder of a Exchangeable LP Unit acknowledges that the Support Agreement further provides, in part, that the Trust will not without the prior approval of the Partnership and the prior approval of the holders of the Exchangeable LP Units given in accordance with Section 11.1:

    (a) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units;

    (b) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

    (c) reclassify or otherwise change the Trust Units or effect a merger, reorganization or other transaction affecting the Trust Units;

    unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Class 13 Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by the Trust in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

12.3 Notwithstanding the foregoing provisions of this Article 12, in the event of a Trust Control Transaction:

    (a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "REDEMPTION DATE"; and

    (b) in which all or substantially all of the then outstanding Trust Units are converted into or exchanged for securities or rights to receive such securities (the "OTHER SECURITIES") of another person (the "OTHER ENTITY") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, the Trust;

    then all references herein to "THE TRUST" shall thereafter be and be deemed to be references to the "OTHER ENTITY" and all references herein to "TRUST UNITS" shall thereafter be and be deemed to be references to "OTHER SECURITIES" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable LP Units on the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable LP

         Units would have received if the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable LP Units and without any further action required.

                                   ARTICLE 13

               ACTIONS BY THE PARTNERSHIP UNDER SUPPORT AGREEMENT

13.1 The Partnership shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable LP Units given in accordance with Section 11, other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

    (a) adding to the covenants of the other parties to such agreement for the protection of the Partnership or the holders of the Exchangeable LP Units thereunder;

    (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the
         Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable LP Units; or

    (c) making such changes in or corrections to such agreement which, on the advice of counsel to the Partnership, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable LP Units.

                                   ARTICLE 14

                     LEGEND, CALL RIGHTS, WITHHOLDING RIGHTS

14.1 The certificates evidencing the Exchangeable LP Units shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions relating to the Liquidation Call Right, Automatic Redemption, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

14.2 Each holder of a Exchangeable LP Unit, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge the Automatic Redemption in favour of the Partnership, and the Liquidation Call Right in favour of the Trust and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among its Partners for the purpose of winding-up its affairs, or a change of residence, as the case may be, and to be bound thereby as therein provided.

14.3 The Partnership, the Trust and the Transfer Agent shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Exchangeable LP Units such amounts as the Partnership, the Trust or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, territorial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable LP Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Partnership, the Trust and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient finds to the Partnership, the Trust or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Partnership, the Trust or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

14.4 Upon any transfer or redemption of Exchangeable LP Units, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total Redemption Price, Liquidation Amount, Retraction Price or Automatic Redemption Price, as the case may be, therefore shall be made without charge to the holder of the Exchangeable LP Units so transferred or redeemed subject to these provisions and provided, however that such holder:

    (a) shall pay (and none of the Trust, or the Partnership shall be required to pay) on an after-tax basis any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer or redemption, including, without limitation, any sales or land transfer taxes payable in any jurisdiction as a result of such transfer or redemption; or

    (b) shall have provided evidence to the satisfaction of the Partnership that such taxes, if any, have been paid in full.

                                   SCHEDULE A

                               RETRACTION REQUEST

TO BE PRINTED ON EXCHANGEABLE LP UNIT CERTIFICATES

To: Precision Drilling Limited Partnership (the "PARTNERSHIP") and Precision Drilling Trust ("TRUST")

      This notice is given pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "EXCHANGEABLE SECURITIES PROVISIONS") attaching to the Exchangeable LP Units of the Partnership represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Securities Provisions have the meanings ascribed to such words and expressions in such Exchangeable Securities Provisions.

      The undersigned hereby notifies the Partnership that the undersigned desires to have the Partnership redeem in accordance with Article 6 of the Exchangeable Securities Provisions:

      all Exchangeable LP Unit (s) represented by this certificate; or

      ______________ Exchangeable LP Unit (s) (only) represented by this certificate.

      The undersigned hereby notifies the Partnership that the Retraction Date shall be ______________ .

NOTE: The Retraction Date must be a Business Day and must not be less than three
      (3) Business Days nor more than five (5) Business Days after the date upon which this notice is received by the Partnership. If no such Business Day is specified above, the Retraction Date shall be deemed to be the fifth
      (5th) Business Day after the date on which this notice is received by the General Partner.

      This Retraction Request may be revoked and withdrawn by the undersigned only by notice in writing given to the Partnership at any time before the close of business on the Business Day immediately preceding the Retraction Date.

      The undersigned acknowledges that if, as a result of applicable law, the Partnership is unable to redeem all Retracted Units, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require the Trust to purchase the unredeemed Retracted Units.

      The undersigned hereby represents and warrants to the Partnership and the Trust that the undersigned has good title to, and owns, the Exchangeable LP Unit(s) represented by this certificate to be acquired by the Partnership or the Trust, as the case may be, free and clear of all liens, claims and encumbrances.

      Date      Signature of Exchangeable LP Unitholder   Guarantee of Signature

Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units are to be held for pick-up by the Exchangeable LP Unit holder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the Exchangeable LP Unit holder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units will be issued and registered in, and made payable to, respectively, the name of the Exchangeable LP Unit holder as it appears on the register of the Partnership and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such Exchangeable LP Unit holder as indicated above, unless the form appearing immediately below is duly completed.

Date: ___________________________________

Name of person in whose name securities or cheque(s) are to be registered, issued or delivered (please print):

________________________________________________________________________________

Street Address or P.O. Box:

________________________________________________________________________________

Signature of Exchangeable LP Unit holder:

________________________________________________________________________________

City, Province and Postal Code:

________________________________________________________________________________

Signature Guaranteed by:

________________________________________________________________________________


NOTE: If this  Retraction  Request is for less than all of the  Exchangeable  LP
      Unit(s) represented by this certificate, a certificate representing the remaining Exchangeable LP Unit(s) of the Partnership represented by this certificate will be issued and registered in the name of the Exchangeable LP Unit holder as it appears on the register of the Partnership, unless the Exchangeable LP Unit Transfer Power on the Exchangeable LP Unit(s) certificate is duly completed in respect of such Exchangeable LP Unit(s).

                                   APPENDIX E

                                FAIRNESS OPINION

(FIRSTENERGY LOGO FOR LETTERHEAD)

October 3, 2005

The Board of Directors of
Precision Drilling Corporation
4200, 150 -- 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

To the Board of Directors of Precision Drilling Corporation (the "Board"):

FirstEnergy Capital Corp. ("FirstEnergy") understands that Precision Drilling Corporation ("Precision"), has entered into an arrangement agreement (the "Arrangement") whereby:

    (i)   up  to  $850  million  of  cash  will  be   distributed  to  Precision
          shareholders;

    (ii)  26.0  million   common  shares  of  Weatherford   International   Ltd.
          ("Weatherford   Shares")   currently   owned  by  Precision   will  be
          distributed to Precision shareholders; and

    (iii) Precision will convert the remaining Canadian assets of Precision into Precision Drilling Trust (the "Trust"). The Trust will own Precision's existing business and will make regular monthly distributions of cash to holders of the units of the Trust.

Pursuant to the Arrangement, Precision shareholders will be entitled to receive in exchange for each Common Share held, one Trust Unit, their pro rata share of the Weatherford Shares and of up to $850 million of cash. The cash consideration will be reduced if the closing price of the Weatherford common shares on the New York Stock Exchange exceeds US$67.71 per common share on the effective date of the Arrangement to cover increased income tax obligations. Precision optionholders may participate in the Arrangement by exercising their vested Options and receiving the same consideration as holders of Common Shares. Alternatively, pursuant to the Arrangement, each unexercised vested and unvested Option will be converted into a new option (the "NEW OPTION") which will provide a Precision optionholder with the right to purchase a Trust Unit at an exercise price reduced to the amount required to retain the Precision optionholder's accrued value at the effective date of the Arrangement. In addition, the Arrangement provides that each New Option will be amended to allow Precision optionholders to surrender all or a portion of their New Options for cash in an amount equal to the difference between the closing price of Trust Units on the Toronto Stock Exchange on the day prior to the day the Precision optionholder elects to surrender New Options for cash and the reduced exercise price, multiplied by the number of New Options being surrendered (the "CASH-OUT RIGHT"). In addition, and at the same time as electing the Cash-Out Right, the Precision optionholder may also elect to use all or a portion of the net cash amount to be received (after withholding tax has been deducted) to acquire Trust Units for a price equal to the closing price of the Trust Units on the Toronto Stock Exchange on the day prior to the day the Precision optionholder elects to use all or a portion of the net cash amount received to acquire Trust Units. All rights granted under the New Options will terminate on the 15th day following the effective date of the Arrangement.

    Precision shareholders and optionholders will collectively be referred to as "Securityholders".

The Arrangement has been made pursuant to an Arrangement Agreement dated September 29, 2005, and is subject to the terms and conditions set forth in the Information Circular involving Precision dated October 3, 2005 (the "Circular").

FIRSTENERGY'S ENGAGEMENT

Precision formally retained FirstEnergy pursuant to an engagement agreement (the "Engagement Agreement"), to provide financial advice to the Board and our opinion ("Opinion") as to the fairness, from a financial point of view, of the consideration to be received by Precision Securityholders under the Arrangement. In consideration for our services, including our Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Precision under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Precision or any of its assets or liabilities and our Opinion should not be construed as such.

CREDENTIALS OF FIRSTENERGY

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of who is experienced in merger, acquisition, divestiture and valuation matters.

INDEPENDENCE OF FIRSTENERGY

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the SECURITIES ACT (Alberta)), or a related entity of Precision, or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to Precision, or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Precision as outlined above.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or may in the future have positions in the securities of Precision, and from time to time, may have executed or may execute transactions on behalf of Precision or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to Precision.

SCOPE OF REVIEW

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

    (a)   The Arrangement Agreement dated September 29, 2005;

    (b) The draft Information Circular and Proxy Statement to be dated October 3, 2005;

    (c) Pro Forma income trust model dated September 2, 2005 as provided by Precision;

    (d) The unaudited quarterly financial statements of Precision for the three month periods ended March 31, 2005 and June 30, 2005;

    (e) Precision's year end results and audited annual financial statements for the period ended December 31, 2004;

    (f) The Annual Information Form and Annual Report of Precision for the year ended December 31, 2004;

    (g)   Management Information Circular of Precision dated March 22, 2005;

    (h) Discussions with management of Precision with regard to, among other things, the business, operations, quality of assets, and future potential of Precision;

    (i)   A formal due diligence session with senior management of Precision;

    (j)   Certain  internal  financial  information,   including  financial  and
          operational projections of Precision's management;

    (k) Public information related to the business, operations, financial performance and stock trading histories of Precision, and other selected public oil and gas companies;

    (l) Data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

    (m)   Other   information,   analyses  and   investigations  as  FirstEnergy
          considered appropriate in the circumstances.

ASSUMPTIONS AND LIMITATIONS

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Precision, or provided to us by Precision and their affiliates or advisors or otherwise pursuant to our Engagement and our Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Precision have represented to us, in a certificate delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of Precision is complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Precision or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof. In addition, we considered the financial condition and prospects of Precision as they are reflected in the information and documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Precision or its businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

CONCLUSION

Based upon and subject to the foregoing and such other matters, as we considered relevant, it is our opinion that the consideration to be received by the Precision Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Precision Securityholders.

This Opinion may be relied upon by the Board of Precision for the purposes of considering the Arrangement and its recommendation to Precision Securityholders with respect to the Arrangement, but may not be used or relied upon by any other person without our express prior written consent.

Yours very truly,


/s/ FIRSTENERGY CAPITAL CORP.

                                   APPENDIX F

                    BALANCE SHEET OF PRECISION DRILLING TRUST

                                AUDITORS' REPORT

To the Trustees of Precision Drilling Trust

    We have audited the balance sheet of Precision Drilling Trust as at September 22, 2005. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

    We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

    In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Trust as at September 22, 2005, in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP
Chartered Accountants

Calgary, Canada
September 30, 2005

                            PRECISION DRILLING TRUST

                                  BALANCE SHEET
                            As at September 22, 2005

                ASSETS
                Current assets:
                  Cash....................... $ 100

                EQUITY
                Trust Units (note 2)......... $ 100
                Subsequent event (note 3)


On behalf of the Board of Trustees:

          /s/ Robert J.S. Gibson               /s/ H. Garth Wiggins
          ----------------------               --------------------
                  Trustee                             Trustee


                    SEE ACCOMPANYING NOTES TO BALANCE SHEET.

                            PRECISION DRILLING TRUST

                             NOTES TO BALANCE SHEET
                            As at September 22, 2005

1.   INCORPORATION AND FINANCIAL PRESENTATION:

     Precision Drilling Trust (the "Trust") is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to a Declaration of Trust dated September 22, 2005.

     This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.   EQUITY:

     (a) Authorized:

     Unlimited number of Trust Units

     Unlimited number of Special Voting Units

     (b) Issued and outstanding:

                                                                     NUMBER OF
                                                                    TRUST UNITS    AMOUNT
                                                                    -----------    ------
          Issued on initial organization on September 22, 2005....       1         $  100

3.   SUBSEQUENT EVENT:

     On September 29, 2005, the Trust, Precision Drilling Limited Partnership ("PDLP"), 1194312 Alberta Ltd. (the "General Partner"), Precision Drilling Corporation ("Precision"), and 1195309 Alberta ULC. ("AcquisitionCo") entered into an Arrangement Agreement (the "Arrangement"). Pursuant to the Arrangement, Precision and certain of its subsidiaries will amalgamate and continue as one corporation. Upon completion of the Arrangement, all of the shares of Precision will be owned by PDLP and indirectly by the Trust. The Arrangement is subject to regulatory, judicial and security holder approval and is anticipated to be completed by November 7, 2005

     On September 23, 2005 the Trust also borrowed $1,000 and used such funds to acquire interests in the General Partner, PDLP and AcquisitionCo.

                                   APPENDIX G

                         PRO FORMA FINANCIAL STATEMENTS
                           OF PRECISION DRILLING TRUST

              COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Trustees of Precision Drilling Trust

     We have read the accompanying unaudited pro forma consolidated balance sheet of Precision Drilling Trust as at June 30, 2005 and unaudited pro forma consolidated statements of earnings for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures:

     1. Compared the figures in the columns captioned "Precision Drilling Corporation" to the unaudited consolidated financial statements of the Corporation as at June 30, 2005 and for the six months then ended, and the audited amended consolidated financial statements of the Corporation for the year ended December 31, 2004, amended to classify the Energy Services and International Contract Drilling divisions and CEDA International Corporation, as discontinued operations, and found them to be in agreement.

     2. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

     (a)  the basis for determination of the pro forma adjustments; and

     (b) whether the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

     The officials:

     (a) described to us the basis for determination of the pro forma adjustments, and

     (b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of the Canadian securities legislation.

     3. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

     4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Precision Drilling Corporation" and "Adjustments" as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro Forma Precision Drilling Trust" to be arithmetically correct.

     A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP
Chartered Accountants

Calgary, Canada
September 30, 2005

                            PRECISION DRILLING TRUST

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               As at June 30, 2005
                                   (Unaudited)

                                                                 PRECISION                                            PRO FORMA
                                                                 DRILLING                                             PRECISION
                                                                CORPORATION      ADJUSTMENTS          NOTE         DRILLING TRUST
                                                                -----------      -----------      ------------     --------------
                                                                                          ($ THOUSANDS)
          ASSETS
          Current assets:
            Cash and cash equivalents.....................      $   306,538     $  1,329,433          2(a)(i)        $       583
                                                                                    (790,201)        2(a)(ii)
                                                                                    (850,000)         2(a)(v)
                                                                                      72,000       2(a)(viii)
                                                                                      (3,000)        2(a)(vi)
                                                                                     (13,445)        2(a)(iv)
                                                                                     (23,942)       2(a)(vii)
                                                                                     (26,800)        2(a)(xi)
            Accounts receivable...........................          207,543               --                             207,543
            Income taxes recoverable......................            1,793          (10,703)         2(a)(i)             36,569
                                                                                      13,440         2(a)(iv)
                                                                                      31,409        2(a)(vii)
            Inventory.....................................            6,711               --                               6,711
            Assets of discontinued operations.............          541,148         (551,352)         2(a)(i)                 --
                                                                                      10,204         2(a)(xi)
                                                                -----------     ------------                         -----------
                                                                  1,063,733         (812,327)                            251,406
          Property, plant and equipment...................          927,592               --                             927,592
          Intangibles.....................................              511               --                                 511
          Goodwill........................................          266,827               --                             266,827
          Other assets....................................            8,200        2,093,011          2(a)(i)                 --
                                                                                      (8,200)        2(a)(ii)
                                                                                  (2,093,011)         2(a)(v)
          Assets of discontinued operations...............        1,742,143       (1,767,464)         2(a)(i)                 --
                                                                                      25,231         2(a)(xi)
                                                                -----------     ------------                         -----------
                                                                $ 4,009,006     $ (2,562,670)                        $ 1,446,336
                                                                ===========     ============                         ===========
          LIABILITIES AND UNITHOLDERS'/SHAREHOLDERS'
            EQUITY
          Current liabilities:
            Accounts payable and accrued liabilities......      $    92,513     $         --                         $    92,513
            Income taxes payable..........................                --          58,954        2(a)(iii)             58,954
            Liabilities of discontinued operations........          234,511         (243,236)         2(a)(i)                 --
                                                                                       8,725         2(a)(xi)
                                                                -----------     ------------                         -----------
                                                                    327,024         (175,557)                            151,467
          Long term debt..................................          719,240         (719,240)        2(a)(ii)             72,000
                                                                                      72,000       2(a)(viii)
          Future income taxes.............................          367,176          (24,127)        2(a)(ii)            284,095
                                                                                     (58,954)       2(a)(iii)
            operations....................................           75,110          (75,110)         2(a)(i)                 --
          Unitholders'/Shareholders' equity:
            Share capital.................................        1,301,886         (480,446)         2(a)(v)                 --
                                                                                      (3,000)        2(a)(vi)
                                                                                      26,085         2(a)(iv)
                                                                                      25,813         2(a)(ix)
                                                                                    (870,338)         2(a)(x)
            Trust units...................................                --          68,436        2(a)(vii)            895,257
                                                                                     826,821          2(a)(x)
            Exchangeable Partnership units................                --          43,517          2(a)(x)             43,517

            Contributed surplus...........................           33,631            6,229         2(a)(iv)                 --
                                                                                       5,017         2(a)(vi)
                                                                                     (44,877)        2(a)(ix)
            Cumulative translation adjustment.............          (21,113)          21,113          2(a)(i)                 --
            Retained earnings.............................        1,206,052        1,390,788          2(a)(i)                 --
                                                                                     (55,034)        2(a)(ii)
                                                                                  (2,462,565)         2(a)(v)
                                                                                     (32,319)        2(a)(iv)
                                                                                      19,064         2(a)(ix)
                                                                                     (65,986)       2(a)(vii)
                                                                -----------     ------------                         -----------
                                                                  2,520,456       (1,581,682)                            938,774
                                                                -----------     ------------                         -----------
                                                                $ 4,009,006     $ (2,562,670)                        $ 1,446,336
                                                                ===========     ============                         ===========


     SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

                            PRECISION DRILLING TRUST

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                         Six months ended June 30, 2005
                                   (Unaudited)

                                                                 PRECISION                                           PRO FORMA
                                                                 DRILLING                                            PRECISION
                                                                CORPORATION        ADJUSTMENTS        NOTE         DRILLING TRUST
                                                                -----------        -----------     ----------      --------------
                                                                                           ($ THOUSANDS)
    Revenue................................................      $ 541,302          $     --                        $   541,302
    Expenses
      Operating............................................        291,113                --                            291,113
      General and administrative...........................         40,009               300        2(c)(vii)            45,326
                                                                                       5,017        2(c)(iii)
      Depreciation and amortization........................         33,173                --                             33,173
      Foreign exchange.....................................           (518)               --                               (518)
                                                                 ---------        ----------                          ---------
                                                                   363,777             5,317                            369,094
                                                                 ---------        ----------                          ---------
    Operating earnings.....................................        177,525            (5,317)                           172,208
    Interest
      Long-term debt.......................................         24,432           (23,925)        2(c)(vi)             2,307
                                                                                       1,800          2(c)(v)
      Other................................................             --            70,961         2(c)(iv)            70,961
      Income...............................................         (2,091)               --                             (2,091)
                                                                 ---------        ----------                          ---------
    Earnings from continuing operations before income
      taxes................................................        155,184           (54,153)                           101,031
    Income taxes
      Current..............................................         44,687             8,134         2(c)(vi)             1,520
                                                                                     (50,587)      2(c)(viii)
                                                                                        (102)       2(c)(vii)
                                                                                        (612)         2(c)(v)
      Future (reduction)...................................         12,908               312         2(c)(vi)           (10,907)
                                                                                     (24,127)        2(c)(iv)
                                                                 ---------        ----------                          ---------
                                                                    57,595           (66,982)                            (9,387)
                                                                 ---------        ----------                          ---------
    Earnings from continuing operations....................         97,589            12,829                            110,418
    Discontinued operations, net of tax....................         66,780           (18,113)        2(c)(ii)                --
                                                                                     (42,438)         2(c)(i)
                                                                                      (6,229)       2(c)(iii)
                                                                 ---------        ----------                          ---------
    Net earnings...........................................      $ 164,369        $  (53,951)                         $ 110,418
                                                                 =========        ==========                          =========
    Earnings per trust/partnership unit, diluted...........                                                           $    0.88
                                                                                                                      =========



     SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

                            PRECISION DRILLING TRUST

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          Year ended December 31, 2004
                                   (Unaudited)

                                                                     PRECISION                                        PRO FORMA
                                                                     DRILLING                                         PRECISION
                                                                    CORPORATION       ADJUSTMENTS        NOTE       DRILLING TRUST
                                                                    -----------       -----------     -----------   --------------
                                                                                        ($ THOUSANDS)
       Revenue................................................    $   1,028,488               --                      1,028,488
       Expenses
         Operating............................................          566,297               --                        566,297
         General and administrative...........................           64,149              300        2(b)(vii)        75,040
                                                                                          10,591        2(b)(iii)

         Depreciation and amortization........................           74,829               --                         74,829
         Foreign exchange.....................................           (8,100)              --                         (8,100)
                                                                     ----------      -----------                     ----------
                                                                        697,175           10,891                        708,066
                                                                     ----------      -----------                     ----------
       Operating earnings.....................................          331,313          (10,891)                       320,422
       Interest
         Long-term debt.......................................           46,575          (39,615)         2(b)(v)        10,560
                                                                                           3,600         2(b)(vi)
         Other................................................              246           70,961         2(b)(iv)        71,207
         Income...............................................             (541)              --                           (541)
       Gain on disposal of investments........................           (4,899)              --                         (4,899)
                                                                     ----------      -----------                     ----------
       Earnings from continuing operations before income
         taxes................................................          289,932          (45,837)                       244,095
       Income taxes
         Current..............................................           53,698           13,469          2(b)(v)         3,370
                                                                                         (62,471)      2(b)(viii)
                                                                                            (102)       2(b)(vii)
                                                                                          (1,224)        2(b)(vi)
         Future...............................................           48,103              559          2(b)(v)        24,535
                                                                                         (24,127)        2(b)(iv)
                                                                     ----------      -----------                     ----------
                                                                        101,801          (73,896)                        27,905
                                                                     ----------      -----------                     ----------
       Earnings from continuing operations....................          188,131           28,059                        216,190
       Discontinued operations, net of tax....................           59,273          (18,113)        2(b)(ii)            --
                                                                                         (30,664)         2(b)(i)
                                                                                         (10,496)       2(b)(iii)
                                                                     ----------      -----------                     ----------
       Net earnings (loss)....................................       $  247,404      $   (31,214)                    $  216,190
                                                                     ==========      ===========                     ==========
       Earnings per trust/partnership unit, diluted...........                                                       $     1.72
                                                                                                                     ==========


     SEE ACCOMPANYING NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS.

                            PRECISION DRILLING TRUST
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
            As at and for the six months ended June 30, 2005 and the
                          Year ended December 31, 2004
                            (in thousands of dollars)
                                   (Unaudited)

1.  BASIS OF PRESENTATION:

    On September 29, 2005, Precision Drilling Trust (the "Trust"), its General Partner, Precision Drilling Corporation ("Precision" or the "Corporation") and 1195309 Alberta ULC ("AcquisitionCo") entered into the Arrangement Agreement (the "Arrangement"). The purpose of the transactions contemplated by the Arrangement is to convert Precision and its business from a corporate structure to an income trust structure and to facilitate payment to Precision Shareholders of shares of Weatherford International Ltd. ("Weatherford") owned by Precision and a Special Cash Payment. The Arrangement will result in the current Shareholders of Precision transferring each of their common shares to the Trust or Precision Drilling Limited Partnership ("PDLP") in exchange for Trust
        Units or Exchangeable LP Units or, in certain circumstances, a combination of Trust Units and Exchangeable LP Units together with their pro rata share of the Weatherford Shares and Special Cash Payment.

    The accompanying pro forma consolidated balance sheet as at June 30, 2005 and the pro forma consolidated statements of earnings for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been prepared by management of the Trust in accordance with Canadian generally accepted accounting principles.

    The pro forma consolidated balance sheet and the pro forma consolidated statements of earnings may not be indicative of the results that would have occurred if the transactions had occurred and the Arrangement had been in effect on the dates indicated or of the financial results that may result in the future.

    The pro forma consolidated balance sheet of the Trust as at June 30, 2005 and the pro forma consolidated statement of earnings for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been prepared with information derived from the consolidated financial statements of Precision and the adjustments and assumptions outlined below. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited consolidated financial statements of Precision.

    The pro  forma   consolidated   financial   statements  should  be  read  in
        conjunction with the audited consolidated statements of Precision for the year ended December 31, 2004 and the unaudited interim consolidated financial statements as at and for the six months ended June 30, 2005.

2.  (a) PRO FORMA CONSOLIDATED BALANCE SHEET OF THE TRUST:

    The pro forma consolidated balance sheet of the Trust, as at June 30, 2005 has been prepared as if the following transactions, which occurred subsequent to June 30, 2005, had taken place on June 30, 2005. Adjustments include:

    (i) On August 31, 2005, the Corporation received $1,130 million and 26 million common shares of Weatherford as proceeds on the sale of its Energy Services and International Contract Drilling divisions. The closing price of Weatherford's common shares on the New York Stock Exchange on August 31 was US$67.71 and the Cdn $ / US $ exchange rate on that date was $1.1889. In addition, on September 13, 2005, the Corporation received $274 million as proceeds on the sale of CEDA International Corporation (CEDA). The estimated tax liability associated with the CEDA sale transaction amounts to approximately $19.4 million. The June 30, 2005 cash balances of the sold businesses amounted to $47.1 million and the severance and transaction costs related to the two sale transactions are estimated to be $27.4 million with an associated current tax benefit of $9.3 million.

    (ii)The Corporation has announced its intention to fully redeem all of its outstanding debentures consisting of: $200 million 6.85% Series 1 debentures, $150 million 7.65% Series 2 debentures and US$300 million 5.625% debentures using the early redemption provisions available in the respective indentures. The early redemption premium over par value is estimated to be $71 million with an associated future tax benefit of $24.1 million.

    (iii)The implementation of the Arrangement and the corporate reorganization transactions associated therewith will result in the wind up of a partnership which previously carried on the ongoing businesses of the Trust. This will result in the accelerated payment of previous tax deferrals in the amount of approximately $59 million.

    (iv) Share purchase options held by employees of the Energy Services and International Contract Drilling Divisions and of CEDA became fully vested on September 7, 2005. At June 30, 2005, the number of share purchase options held by these employees totaled 2,214,468. The Corporation assumed that it would receive $26.1 million from the exercise of a portion of these options and would pay out $39.5 million in exchange for the surrender of the remaining options with an associated current tax benefit of $13.4 million with the net of tax amount of $26.1 million reducing retained earnings. The cash pay out on the surrender of options was calculated assuming a share price of $60.0. In addition, as a result of the accelerated vesting of some options, the unrecognized portion of stock based compensation of $6.2 million will be included in contributed surplus thereby reducing retained earnings.

    (v) It is proposed that as part of the Arrangement shareholders will receive for each common share of Precision one unit of the Trust, a pro rated share of 26 million common shares of Weatherford and a pro rated share of $850 million of cash. A portion of the value of the Weatherford common shares and cash being exchanged for Precision common shares, amounting to $480 million is assumed to be a return of capital.

    (vi) Cash has been decreased by $3 million to record the costs related to the Arrangement and related reorganization costs.

    (vii)Share purchase options held by employees remaining with the Trust will become fully vested on completion of the Arrangement. At June 30, 2005, the number of share purchase options held by these employees totaled 3,637,110. The Corporation assumed that it would receive $21.3 million from the exercise of a portion of these options and would pay out $92.4 million for the surrender of the remaining options with an associated current tax benefit of $31.4 million with the net of tax amount of $61.0 million reducing retained earnings. The cash pay out on the surrender of options was calculated assuming a share price of $60.00. It has been assumed that $47.1 million of the cash paid out on surrender of options would be used by the option holder to purchase 1,346,558 trust units from treasury at an assumed price of $35.00 per unit. In addition, as a result of the accelerated vesting of some options, the unrecognized portion of stock based compensation of $5.0 million was charged to earnings and included in contributed surplus thereby reducing retained earnings.

    (viii) The Corporation assumed that it would draw $72 million on bank loan facilities to complete the Arrangement transactions.

    (ix) Contributed surplus arising from the amortization of values assigned to share purchase options at date of grant has been reclassified to share capital for the portion related to options exercised and the portion related to options surrendered for cash was reclassified to retained earnings.

    (x) The transaction assumes 5% or $43.5 million of the share capital will be exchanged for 6,139,206 Exchangeable Partnership Units, which are economically equivalent to the Trust units.

    (xi) In July 2005 the Corporation acquired all of the issued and outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc. ("CASCA") for cash of $26.8 million. CASCA was sold as part of the CEDA disposition. The purchase price was allocated as follows:

               Current assets of discontinued operations........    $   10,204
               Assets of discontinued operations................        25,321
               Current liabilities of discontinued operations...        (8,725)
                                                                    ----------
                                                                    $   26,800
                                                                    ==========

2. (b) PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2004:

    The pro forma consolidated statement of earnings for the year ended December
        31, 2004 has been prepared as if the transactions which occurred subsequent to December 31, 2004 and the proposed Arrangement had taken place on January 1, 2004. Adjustments include:

    (i) The sale of the Corporation's Energy Services and International Contract Drilling divisions and CEDA, which were previously classified as discontinued operations.

    (ii)Severance and transaction costs associated with the sale transactions are estimated to be $27.4 million with an associated current tax benefit of $9.3 million.

    (iii)As a result of the accelerated vesting of some options, the unrecognized portion of stock based compensation has been charged to earnings. Of the $21.1 million total, $10.6 million relates to employees remaining with the Trust and $10.5 million related to employees associated with discontinued operations.

    (iv) The assumed redemption of the Corporation's outstanding debentures would be done at a premium to par value. This early redemption premium is estimated to be $71 million with an associated future tax benefit of $24.1 million.

    (v) The assumed redemption of the Corporation's outstanding debentures would result in a reduction of interest expense in the amount of $39.6 million, including $1.6 million of deferred financing cost amortization. This reduction would have an associated current and future income tax cost of $13.5 million and $0.6 million, respectively.

    (vi) The additional $72 million of bank borrowings would result in estimated interest expense of $3.6 million with an associated current tax benefit of $1.2 million.

    (vii)In conjunction with the sale transactions and the proposed plan of arrangement, the Corporation will be paying retention bonuses to certain employees remaining with the Trust. These bonuses are estimated to be approximately $0.3 million with an associated current tax benefit of $0.1 million.

    (viii) Under the proposed trust structure it is assumed that the Trust will not be required to pay income taxes as the Trust intends to make sufficient cash distributions to minimize income taxes. The Trust will be required to pay capital taxes which in the year ended December 31, 2004 amounted to $3.4 million.

2. (c) PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS FOR THE SIX MONTHS ENDED JUNE 30, 2005:

    The pro forma  consolidated  statement  of earnings for the six months ended
        June 30, 2005 has been prepared as if the transactions which occurred subsequent to June 30, 2005 and the proposed plan of arrangement had taken place on January 1, 2005. Adjustments include:

    (i) The sale of the Corporation's Energy Services and International Contract Drilling divisions and CEDA, which were previously classified as discontinued operations.

    (ii)Severance and transaction costs associated with the sale transactions are estimated to be $27.4 million with an associated current tax benefit of $9.3 million.

    (iii)As a result of the accelerated vesting of some options, the unrecognized portion of stock based compensation has been charged to earnings. Of the $11.2 million total, $5.0 million relates to employees remaining with the Trust and $6.2 million related to employees associated with discontinued operations.

    (iv) The assumed redemption of the Corporation's outstanding debentures would be done at a premium to par value. This early redemption premium is estimated to be $71 million with an associated future tax benefit of $24.1 million.

    (v) The additional $72 million of bank borrowings would result in estimated interest expense of $1.8 million with an associated current tax benefit of $0.6 million.

    (vi) The assumed redemption of the Corporation's outstanding debentures would result in a reduction of interest expense in the amount of $23.9 million, including $0.9 million of deferred financing cost amortization. This reduction would have an associated current and future income tax benefit of $8.1 million and $0.3 million, respectively.

    (vii)In conjunction with the sale transactions and the proposed plan of arrangement, the Corporation will be paying retention bonuses to certain employees remaining with the Trust. These bonuses are estimated to be approximately $0.3 million with an associated current tax benefit of $0.1 million.

    (viii) Under the proposed income tax structure it is assumed that the Trust will not be required to pay income taxes as the Trust intends to make sufficient cash distributions to minimize income taxes. The Trust will be required to pay capital taxes which in the six months ended June 30, 2005 amounted to $1.5 million.

3.  PRO FORMA TRUST UNITS

    Under the  Arrangement,  the Trust will issue one Trust unit in exchange for every one common share of the Corporation, or one Exchangeable Partnership unit in exchange for every one common share of the

        Corporation up to a maximum of 5% of the total number of common shares outstanding. For purposes of the pro forma consolidated financial statements it is assumed that all 6,139,206 Limited Partnership units are issued. The number of pro forma Trust units outstanding has been calculated as follows:

                 June 30, 2005 shares outstanding.......      122,784,126
                 Options exercised......................        1,565,734
                 Units sold to option holders...........        1,346,558
                                                             ------------
                                                              125,696,418
                 Less Exchangeable Partnership units....       (6,139,206)
                                                             ------------
                 Total Pro Forma Trust units............      119,557,212
                                                             ============

                                   APPENDIX H

                             SECTION 191 OF THE ABCA

             SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

    PURSUANT TO THE INTERIM ORDER, REGISTERED SECURITYHOLDERS HAVE THE RIGHT TO DISSENT IN RESPECT OF THE ARRANGEMENT. SUCH RIGHT OF DISSENT IS DESCRIBED IN THE INFORMATION CIRCULAR. THE FULL TEXT OF SECTION 191 OF THE ABCA IS SET FORTH BELOW. NOTE THAT CERTAIN PROVISIONS OF SUCH SECTION HAVE BEEN MODIFIED BY THE INTERIM ORDER, WHICH IS ATTACHED TO THE INFORMATION CIRCULAR AS APPENDIX B AND PURSUANT TO THE PLAN OF ARRANGEMENT, WHICH IS ATTACHED TO THE INFORMATION CIRCULAR AS SCHEDULE A TO APPENDIX C.

    "191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

    (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

    (b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

    (c) amalgamate with another corporation, otherwise than under section 184 or 187,

    (d) be continued under the laws of another jurisdiction under section 189, or

    (e)  sell,  lease or exchange all or  substantially  all its property  under section 190.

    (2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

    (3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

    (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

    (5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

    (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

    (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

    (6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

    (a)  by the corporation, or

    (b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

    to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

    (7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

    (8)  Unless the Court otherwise  orders,  an offer referred to in subsection
         (7) shall be sent to each dissenting shareholder

    (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

    (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

    (9)  Every offer made under subsection (7) shall

    (a)  be made on the same terms, and

    (b) contain or be accompanied with a statement showing how the fair value was determined.

    (10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

    (11) A dissenting shareholder

    (a) is not required to give security for costs in respect of an application under subsection (6), and

    (b) except in special circumstances must not be required to pay the costs of the application or appraisal.

    (12) In connection with an application under subsection (6), the Court may give directions for

    (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

    (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

    (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

    (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

    (e)  the  appointment  and  payment  of  independent  appraisers,   and  the
         procedures to be followed by them,

    (f)  the service of documents, and

    (g)  the burden of proof on the parties.

    (13) On an application under subsection (6), the Court shall make an order

    (a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

    (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

    (c) fixing the time within which the corporation must pay that amount to a shareholder.

    (14) On

    (a) the action approved by the resolution from which the shareholder dissents becoming effective,

    (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

    (c)  the pronouncement of an order under subsection (13),



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

    whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

    (15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

    (16) Until one of the events mentioned in subsection (14) occurs,

    (a)  the shareholder may withdraw the shareholder's dissent, or

    (b)  the corporation may rescind the resolution,

    and in either event proceedings under this section shall be discontinued.

    (17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

    (18) If subsection (20) applies, the corporation shall, within 10 days after

    (a)  the pronouncement of an order under subsection (13), or

    (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

    notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

    (19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection
         (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

    (20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

    (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

    (b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities."

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